As filed with the Securities and Exchange Commission on July 22, 2005

Registration No. 333-124258

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3 to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PAETEC Corp.

(Exact name of registrant as specified in its charter)

Delaware	4813	16-1551094
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, New York 14450

(585) 340-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Daniel J. Venuti, Esq.

Executive Vice President, Secretary and General Counsel

PAETEC Corp.

One PAETEC Plaza

600 Willowbrook Office Park

Fairport, New York 14450

(585) 340-2500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard J. Parrino, Esq. Charles E. Sieving, Esq. Hogan & Hartson L.L.P. 8300 Greensboro Drive McLean, Virginia 22102 Telephone: (703) 610-6100	Rohan S. Weerasinghe, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 Telephone: (212) 848-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated July 22, 2005

PROSPECTUS

11,538,462 Shares

PAETEC Corp.

Common Stock

This is our initial public offering of common stock. We are selling 9,784,744 of the shares and our stockholders are selling 1,753,718 of the shares.

We expect the public offering price to be between $12.00 and $14.00 per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will be quoted on the Nasdaq National Market under the symbol “PAET.”

Investing in our common stock involves risks that are described in the “ Risk Factors” section beginning on page 10 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to PAETEC	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional 1,384,615 shares of common stock from us and up to an additional 346,154 shares of common stock from some of the selling stockholders at the initial public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2005.

Merrill Lynch & Co.	Morgan Stanley

CIBC World Markets

Deutsche Bank Securities

Goldman, Sachs & Co.

The date of this prospectus is                     , 2005.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Dealer Prospectus Delivery Obligation

Until                     , 2005, all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

SUMMARY

The summary highlights information contained in other parts of this prospectus. You should read the entire prospectus carefully, especially the matters discussed under “Risk Factors” and our financial statements and related notes included in this prospectus, before deciding to invest in shares of our common stock.

Our Company

We are a competitive communications services provider guided since our formation in 1998 by the principle that delivering superior customer service is the key to competing successfully with other communications services providers. Our primary business is providing medium-sized and large business end-user customers in large metropolitan areas, such as New York City, Boston, Philadelphia, Washington, D.C., Chicago, Miami and Los Angeles/Orange County, with a package of integrated communications services that includes local and long distance voice services, data services and Internet services. We refer to these services as our network services. We supplement the revenue generated by our network services with sales of software applications, network integration services and managed services to our network services customers and other end-user customers and with sales of carrier services to other communications companies.

As of March 31, 2005, we had in service approximately 32,800 digital T1 transmission lines, which represent the equivalent of approximately 787,200 telephone lines, for approximately 12,900 core network services and carrier services customers in our 27-market service area. Revenue generated by these customers represented approximately 95% of our total revenue for the first quarter of 2005. We are headquartered outside of Rochester, New York and currently have approximately 1,200 employees, including approximately 320 direct sales professionals.

We believe that the consistent application of our business strategy has contributed to our revenue growth and profitability. Primarily as a result of increased revenue generated by our network services business, our total revenue has increased from $23.3 million for 1999 to $413.7 million for 2004 and from $100.4 million for the first quarter of 2004 to $118.4 million for the first quarter of 2005. We generated net income of $6.7 million for the first quarter of 2005 and net income of $77.6 million, which includes a net income tax benefit of $38.2 million, for 2004. As of March 31, 2005, we had outstanding debt obligations of $129.6 million and cash and cash equivalents of $48.4 million. Since the fourth quarter of 2002, we have generated sufficient cash flow from operations to fund our capital expenditures and service our debt.

We focus our network services marketing efforts on medium-sized and large businesses and institutions that we believe will generate sufficient monthly revenue to support the technology and personnel required to deliver superior service. For the first quarter of 2005, our medium-sized and large business and institutional customers generated average monthly revenue per customer of approximately $2,500 and approximately 79% of our total revenue. By focusing our marketing efforts on these larger businesses and institutions that have significant communications needs, we believe that we achieve a competitive advantage over larger carriers that target a broad cross-section of residential, business and institutional customers. We do not focus our network services marketing efforts on smaller businesses and institutions that we believe will require the use of less than one digital T1 transmission line.

Our focus on providing superior customer service begins with the sales process. When meeting with a potential customer, members of our sales force rely on our internally-developed proprietary software to tailor services packages and pricing to meet the particular needs of each customer. Our sales force is supported by sales engineers and account development representatives who facilitate the initial provisioning of services and develop customer relationships that we seek to strengthen over time. We believe that our tailored pricing and services offerings and our dedicated account development programs are significant factors in customer retention.

We emphasize network technology as an element of our business strategy to the extent that this element supports our delivery of high-quality and reliable service. We have deployed a flexible and reliable “open technology” network through a disciplined and capital-efficient strategy in which we lease the majority of our telephone and data transmission lines, but retain control over critical network functions by owning our switches and other network electronics. This network design allows us to support multiple technologies, adapt readily to emerging technologies, reduce our total capital investments and apply increased capital to our sales and customer service support systems.

Our Business Strategy

Our objective is to differentiate our services by being the most customer- and employee-oriented network-based services provider to medium-sized and large businesses and institutions in our markets. The key elements of our business strategy include:

•	providing superior service and customer care through a motivated and committed workforce;

•	offering a broad range of bundled services;

•	working closely with our customers to develop end-to-end communications solutions tailored to their particular needs;

•	using our existing customer base and industry expertise to introduce new products and services and to expand selectively into new markets; and

•	selectively supplementing our internal growth through targeted acquisitions.

Our Competitive Strengths

We believe that the following are competitive strengths that help us execute our business strategy:

•	our focus on medium-sized and large businesses and institutions that have significant communications needs, require complex integrated services and value superior customer support;

•	the ability of our sales force, customer service team and other employees to support our service offerings;

•	our capital-efficient and highly adaptive communications network;

•	our strong balance sheet and liquidity position; and

•	our experienced and proven management team.

Recapitalization Transactions

In anticipation of the offering, we have entered into several agreements with existing stockholders and will enter into agreements with financial institutions that will recapitalize our company and simplify our capital structure concurrently with the completion of the offering. These recapitalization transactions include, assuming the initial public offering price of the common stock will be $13.00 per share, which is the midpoint of the range we show on the cover page of this prospectus, and that the underwriters do not exercise their overallotment option, the following:

•	our payment of $78.5 million of cash dividends to the holders of our Series A convertible preferred stock, which will serve to reduce the number of shares of Class A common stock that we will issue upon conversion of the Series A convertible preferred stock before the reclassification described below;

•	the conversion of all of our outstanding Series A convertible preferred stock, including accrued dividends through the date of conversion, into a number of shares of Class A common stock immediately before the reclassification described below, which would have been 40,307,594 shares of Class A common stock if the recapitalization had occurred on May 31, 2005, and will increase as a result of dividends that accrue on the Series A convertible preferred stock from June 1, 2005 through the date on which we complete the offering;

•	the reclassification of each outstanding share of our Class A common stock, including the shares of Class A common stock we will issue upon conversion of our Series A convertible preferred stock, and each outstanding share of our Class B common stock into 0.286 of one share of a new single class of common stock immediately before the completion of the offering;

•	our refinancing, concurrently with the closing of the offering, of our existing senior secured credit facility, which consists of a $90.0 million, eight-year term loan and a $49.5 million, eight-year reducing revolving credit facility, with a new senior secured credit facility, which we expect will consist of a $160.0 million, six-year term loan and a $40.0 million, five-year revolving credit facility;

•	our issuance of a total of 3,276,481 shares of our new class of common stock at a price of $0.01 per share under agreements with some of our existing stockholders upon the completion of the offering;

•	our payment of a total of $5.0 million and our issuance of a total of 248,820 shares of our new class of common stock to some of our management stockholders upon completion of the offering;

•	our payment of a total of $4.0 million to two affiliates of existing stockholders upon completion of the offering for financial advisory services solely in connection with the recapitalization transactions; and

•	our payment of additional fees and expenses related to the recapitalization transactions and the offering.

We refer to the reclassification of our Class A common stock and Class B common stock described above as the reclassification and to the transactions described above, including the reclassification, collectively as the recapitalization transactions. The recapitalization transactions, other than the refinancing of our existing senior secured credit facility, are described under “Certain Relationships and Related Transactions—Recapitalization Transactions” beginning on page 101. The expected terms of our new senior secured credit facility are described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Senior Secured Credit Facility.”

Recent Developments

Although we have not finalized our consolidated financial statements for the three months ended June 30, 2005 or completed our accounting or financial reporting processes for this period, we have included below selected preliminary results of operations for the three months ended June 30, 2005. During the course of our accounting and financial reporting processes for the three months ended June 30, 2005, we may identify items that would require us to make adjustments to the preliminary results of operations included below.

Subject to the foregoing, we currently expect to report total revenue of approximately $125.5 million to $126.8 million for the three months ended June 30, 2005 compared to total revenue of $102.4 million for the three months ended June 30, 2004. The expected increase in total revenue is primarily due to continuing increases in revenue generated by our network services business, our acquisition of American Long Lines, Inc. in February 2005 and our acquisition of assets of Covista Communications, Inc. in August 2004. We preliminarily estimate that our income from operations for the three months ended June 30, 2005 will be approximately $12.5 million to $13.3 million compared to income from operations of $14.9 million for the three months ended June 30, 2004. The expected decrease in income from operations is primarily a result of an FCC-mandated reduction in access rates, which occurred in June 2004, and increased amortization expense associated with intangible assets we acquired as part of our American Long Lines acquisition and assets we acquired from Covista Communications. We expect to record total depreciation and amortization expense of approximately $7.2 million for the three months ended June 30, 2005 compared to $5.2 million for the three months ended June 30, 2004.

The foregoing estimates constitute forward-looking statements and, therefore, we caution you that these statements are subject to risks and uncertainties, including those described under “Risk Factors” in this prospectus. We cannot assure you that our final results of operations for the three months ended June 30, 2005 will be consistent with the foregoing estimates. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

Corporate Information

PAETEC was organized under the laws of the State of Delaware. Our principal executive offices are located at One PAETEC Plaza, 600 Willowbrook Office Park, Fairport, New York 14450, and our main telephone number at that address is (585) 340-2500. We maintain our general corporate website at www.paetec.com. The contents of, or information connected to, our website is not a part of this prospectus.

Unless we indicate otherwise and except for our historical consolidated financial information and our historical consolidated financial statements and related notes included elsewhere in this prospectus, the information in this prospectus:

•	gives effect to the completion of the recapitalization transactions;

•	assumes that the initial public offering price of the common stock will be $13.00 per share, which is the midpoint of the range we show on the cover page of this prospectus; and

•	assumes that the underwriters have not exercised their overallotment option.

The Offering

Common stock offered by PAETEC	9,784,744 shares

Common stock offered by selling stockholders	1,753,718 shares

Common stock outstanding after the offering	32,972,645 shares

Dividend policy

Following the offering, we intend to pay regular cash dividends on our common stock beginning with the fiscal quarter ending December 31, 2005. Our payment of future dividends will be subject to conditions and considerations, including those described under “Risk Factors—Risks Related to the Offering—You may not receive any dividends” and “Dividend Policy and Restrictions.”

Use of proceeds

Assuming the underwriters do not exercise their overallotment option, we estimate that our net proceeds from the offering, after deducting underwriting discounts and commissions, will be approximately $118.3 million. We intend to use our net proceeds from the offering, together with $160.0 million of borrowings under the term loan portion of our new senior secured credit facility, to:

•	pay cash dividends of approximately $78.5 million to the holders of our Series A convertible preferred stock upon completion of the offering;

•	repay the $115.8 million of borrowings outstanding under our existing senior secured credit facility as of March 31, 2005;

•	pay a total of $5.0 million to some of our management stockholders;

•	pay a total of $4.0 million to two affiliates of existing stockholders for financial advisory services solely in connection with the recapitalization transactions;

•	pay additional fees and expenses related to the recapitalization transactions and the offering of approximately $6.5 million; and

•	provide approximately $68.5 million for working capital and other general corporate purposes, including to fund costs we expect to incur to hire and train additional employees and to expand our operations into additional geographic markets.

If the offering generates net proceeds to us in excess of $118.3 million, we will be obligated to apply substantially all of our excess net proceeds to pay additional cash dividends to the holders of the Series A convertible preferred stock. Accordingly, all of the net proceeds we receive from the sale of our shares of common stock upon the exercise of the overallotment option will be used to pay additional dividends to the holders of the Series A convertible preferred stock.

All of the dividends we pay to the holders of the Series A convertible preferred stock will serve to reduce the number of shares of Class A common stock that we will issue upon the conversion of the Series A convertible preferred stock and, therefore, reduce the number of shares of our common stock into which such Class A common stock will be reclassified in the reclassification.

We will not receive any of the proceeds from the sale by the selling stockholders of shares of common stock in the offering.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq National Market symbol	“PAET”

The number of shares of common stock shown as outstanding after the offering is based on our outstanding shares as of March 31, 2005 after giving effect to the recapitalization transactions and on the dividends that have accrued on the Series A convertible preferred stock as of May 31, 2005, but excludes:

•	3,469,283 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2005, as adjusted to give effect to the recapitalization transactions;

•	112,445 shares of common stock issuable upon the exercise of outstanding warrants as of March 31, 2005, as adjusted to give effect to the recapitalization transactions; and

•	the additional shares of common stock issuable as a result of dividends that accrue on the Series A convertible preferred stock from June 1, 2005 through the date on which we complete the offering, which we do not expect will exceed 250,000 shares.

If the overallotment option is exercised in full, we will issue and sell 1,384,615 additional shares of our common stock and the selling stockholders will sell 346,154 additional shares of common stock. The number of shares of our common stock outstanding upon completion of the offering will not increase if the overallotment option is exercised, because our net proceeds from the overallotment option will be paid as dividends to the holders of the Series A convertible preferred stock, which will result in a reduction in the number of shares we will issue to the holders of the Series A convertible preferred stock equal to the number of shares of our common stock that we issue and sell upon exercise of the overallotment option.

Many of the outstanding options to purchase our common stock have exercise prices that exceed $13.00 per share, which is the midpoint of the range we show on the cover page of the prospectus. We expect that following the offering we will make an offer to exchange options with exercise prices of $22.72 or more for new options with an exercise price equal to the market price of our common stock on the date we grant the new options. We expect that options exercisable for an aggregate of at least 697,273 shares, after the reclassification, of our common stock following the reclassification will be eligible to participate. Some holders of options may be required to tender additional options. See “Management—Stock Option Exchange” for more information on the stock option exchange.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables show our summary consolidated statements of operations data, balance sheet data, other financial data and operating data as of and for each of the years ended December 31, 2000, 2001, 2002, 2003 and 2004, our summary consolidated statements of operations data, other financial data and operating data as of and for each of the three-month periods ended March 31, 2004 and 2005, and our summary consolidated balance sheet data as of March 31, 2005. The summary consolidated statements of operations data and the other financial data for the years ended December 31, 2002, 2003 and 2004 and the summary balance sheet data as of December 31, 2003 and 2004 are derived from our audited consolidated financial statements prepared in accordance with generally accepted accounting principles, which are included elsewhere in this prospectus. The summary consolidated statements of operations data and the other financial data for the years ended December 31, 2000 and 2001 and the summary balance sheet data as of December 31, 2000, 2001 and 2002 are derived from our audited consolidated financial statements prepared in accordance with generally accepted accounting principles, which are not included in this prospectus. The summary consolidated statements of operations data and other financial data for each of the three-month periods ended March 31, 2004 and 2005 and the summary consolidated balance sheet data as of March 31, 2005 are unaudited, but include, in the opinion of management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such data. Our historical results are not necessarily indicative of our results for any future period. Our historical share information does not give effect to the recapitalization transactions we will complete concurrently with the completion of the offering.

The following tables also show pro forma basic and diluted income per common share and weighted average shares outstanding for the year ended December 31, 2004 and for the three months ended March 31, 2005 and summary pro forma consolidated balance sheet data as of March 31, 2005 after giving effect to only the recapitalization transactions, but do not give effect to our issuance of shares of common stock in the offering and the application of the net proceeds of the offering as described in “Use of Proceeds.” The pro forma basic and diluted income per common share and weighted average shares outstanding assume the recapitalization transactions, but not the offering, occurred on January 1, 2004 and are intended to present what our income per common share may have been for the year ended December 31, 2004 and the three months ended March 31, 2005 if only the recapitalization transactions, but not the offering, had occurred on January 1, 2004. The pro forma consolidated balance sheet data as of March 31, 2005 assume that the recapitalization transactions, but not the offering, had occurred on March 31, 2005 and is intended to present what our consolidated balance sheet may have been on March 31, 2005 if the recapitalization transactions, but not the offering, had occurred on that date. The pro forma basic and diluted income per common share and weighted average shares outstanding and balance sheet data are unaudited, but are derived from our consolidated financial statements included elsewhere in this prospectus, adjusted for the effect of the recapitalization transactions, but not the offering. The pro forma basic and diluted income per common share and weighted average shares outstanding data reflects pro forma adjustments that are described in the notes accompanying the pro forma consolidated financial information included as part of the notes to our consolidated financial statements. The pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the recapitalization transactions had been consummated as of the dates presented, nor is it necessarily indicative of future operating results.

You should read the data in the following tables together with our consolidated financial statements and the related notes, including the pro forma consolidated financial information included therein, the information under “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the other financial information appearing elsewhere in this prospectus.

	Year Ended December 31,							Three Months Ended March 31,
	2000	2001	2002		2003	2004		2004	2005
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue
Network services revenue	$70,485	$130,928	$203,304		$263,929	$316,731		$75,588	$92,798
Carrier services revenue	28,813	45,754	58,510		72,066	70,767		18,493	17,311
Integrated solutions revenue	24,410	25,809	27,388		27,675	26,173		6,317	8,340

Total revenue	123,708	202,491	289,202		363,670	413,671		100,398	118,449

Cost of sales (exclusive of depreciation and amortization)	62,404	92,152	122,795		143,132	168,115		38,749	52,180
Selling, general and administrative expenses (exclusive of depreciation and amortization)	111,058	138,552	141,068		155,177	172,075		42,166	46,303
Depreciation and amortization	16,816	22,864	20,566		19,871	22,808		5,198	6,870

Income (loss) from operations	(66,570)	(51,077)	4,773		45,490	50,673		14,285	13,096
Other income, net	3,848	1,997	510		407	715		123	450
Interest expense	7,997	13,441	14,745		10,737	10,911		2,396	2,745

Income (loss) before income taxes and cumulative effect of a change in accounting principle	(70,719)	(62,521)	(9,462)		35,160	40,477		12,012	10,801
Provision (benefit) for income taxes	—	—	—		685	(37,158)	(1)	326	4,143

Income (loss) before cumulative effect of a change in accounting principle	(70,719)	(62,521)	(9,462)		34,475	77,635	(1)	11,686	6,658
Cumulative effect of a change in accounting principle	—	—	(12,976)	(2)	—	—		—	—

Net income (loss)	$(70,719)	$(62,521)	$(22,438)		$34,475	$77,635		$11,686	$6,658

Income (loss) allocated to common stockholders	$(71,221)	$(72,951)	$(34,547)		$13,298	$39,495		$5,113	$1,830

Basic income (loss) per common share(3)	$(2.57)	$(2.60)	$(1.20)		$0.46	$1.35		$0.18	$0.06

Diluted income (loss) per common share(3)(4)	$(2.57)	$(2.60)	$(1.20)		$0.44	$1.25		$0.16	$0.06

Number of shares used in per share calculations:
Basic	27,680,722	28,054,909	28,819,093		29,107,330	29,259,615		29,198,282	29,309,724

Diluted	27,680,722	28,054,909	28,819,093		30,163,364	31,657,760		31,289,405	31,794,460

Pro forma basic income per common share(5)						$3.08			$0.24

Pro forma diluted income per common share(5)						$3.00			$0.23

Pro forma weighted average number of common shares outstanding(5)						25,210,200			25,881,250

Pro forma weighted average number of common shares outstanding including dilutive effect of potential common shares(5)						25,896,069			26,591,884

	As of December 31,						As of March 31, 2005
	2000	2001	2002	2003	2004		Actual	Pro Forma(6)
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$68,673	$36,879	$24,288	$51,824	$45,882		$48,354	$87,121
Property and equipment, net	102,459	105,806	111,810	120,707	132,776		139,905	139,905
Total assets	263,048	236,734	231,321	263,467	334,573	(1)	351,109	390,732
Long-term debt (including current portion)	114,919	150,128	156,114	145,173	132,126		129,590	173,824
Series A convertible redeemable preferred stock	128,478	138,908	151,017	164,043	178,067		181,774	—
Total stockholders’ (deficit) equity	(23,920)	(103,975)	(137,848)	(114,512)	(49,049	)(1)	(45,650)	49,409

	Year Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands)
Other Financial Data:
Capital expenditures	$52,938	$23,049	$26,443	$28,729	$33,545	$9,295	$13,229
Net cash (used in) provided by financing activities	164,220	32,810	4,978	(15,608)	(25,236)	(4,223)	(7,227)
Free cash flow(7):
Net cash provided by (used in) operating activities	(45,077)	(43,254)	13,263	67,100	57,894	10,505	20,442
Net cash used in investing activities	(57,905)	(21,350)	(30,832)	(23,956)	(38,600)	(3,555)	(10,743)

Free cash flow (deficit)	$(102,982)	$(64,604)	$(17,569)	$43,144	$19,294	$6,950	$9,699

Adjusted EBITDA(8)	$(49,610)	$(27,972)	$25,421	$65,415	$73,650	$19,489	$20,174

	As of December 31,					As of March 31, 2005
	2000	2001	2002	2003	2004
Operating Data:
Geographic markets served(9)	26	27	27	27	27	27
Number of switches deployed(10)	8	9	9	10	11	11
Total digital T1 transmission lines installed(11)	4,424	9,730	16,236	22,454	30,346	32,883
Network services digital T1 transmission lines installed(12)	2,484	7,198	12,022	16,666	23,366	25,475
Percentage of network services digital T1 transmission lines disconnected(13)	*	3.3%	8.8%	8.4%	8.6%	1.7%
Access line equivalents installed(11)	106,176	233,520	389,664	538,896	728,304	789,192
Total employees	948	947	978	1,062	1,124	1,201

(1)	Includes the recognition of a non-cash net deferred income tax benefit of $38.2 million. For additional information about this benefit, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—2004 Compared With 2003—Income Taxes.”
(2)	Represents a non-cash charge of $13.0 million relating to an impairment of goodwill as a result of our adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.
(3)	Basic and diluted net income per common share for the years ended December 31, 2003 and 2004 and the three months ended March 31, 2004 and 2005 were calculated using the “two-class” method in accordance with Emerging Issues Task Force Bulletin No. 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128.
(4)	Potential common shares, which consist of stock options and warrants under the treasury stock method and preferred stock assuming the full conversion of such preferred stock, are excluded from the diluted net loss per common share calculations for the years ended December 31, 2000, 2001 and 2002 because the effect of their inclusion would be anti-dilutive.
(5)	Does not reflect the effect of the issuance of 9,784,744 shares of our common stock in the offering. The two-class method was not used to calculate pro forma basic and diluted income per common share for the year ended December 31, 2004 or for the three months ended March 31, 2005, as the conversion of the Series A convertible preferred stock was assumed to have occurred on January 1, 2004.
(6)	Does not reflect the effect of our issuance of 9,784,744 shares of our common stock in the offering and the application of the net proceeds of the offering as described in “Use of Proceeds.” As further adjusted to give effect to the offering, cash and cash equivalents would be $116.9 million, total assets would be $420.5 million and total stockholders’ equity would be $164.7 million.
(7)	Free cash flow, as defined by us, consists of net cash provided by (used in) operating activities less net cash used in investing activities. Free cash flow is not a financial measurement prepared in accordance with generally accepted accounting principles. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Free Cash Flow Presentation” for our reasons for including free cash flow data in this prospectus and for material limitations with respect to the usefulness of this measurement.
(8)	Adjusted EBITDA represents net income (loss) before interest, (benefit) provision for income taxes, depreciation and amortization, and the cumulative effect of a change in accounting principle. Adjusted EBITDA is not a financial measurement prepared in accordance with generally accepted accounting principles. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Adjusted EBITDA Presentation” for our reasons for including adjusted EBITDA data in this prospectus and for material limitations with respect to the usefulness of this measurement. The following table sets forth, for the periods indicated, a reconciliation of the differences between adjusted EBITDA and net income (loss), as net income (loss) is calculated in accordance with generally accepted accounting principles:

	Year Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
			(in thousands)
Net income (loss)	$(70,719)	$(62,521)	$(22,438)	$34,475	$77,635	$11,686	$6,658
Depreciation and amortization	16,816	22,864	20,566	19,871	22,808	5,198	6,870
Interest expense, net of interest income	4,293	11,685	14,317	10,384	10,365	2,279	2,503
(Benefit) provision for income taxes	—	—	—	685	(37,158)	326	4,143

EBITDA	$(49,610)	$(27,972)	$12,445	$65,415	$73,650	$19,489	$20,174

Cumulative effect of a change in accounting principle	—	—	12,976	—	—	—	—

Adjusted EBITDA	$(49,610)	$(27,972)	$25,421	$65,415	$73,650	$19,489	$20,174

(9)	Each market represents a geographic area in which we offer our network services.
(10)	Switches are computers that connect customers to our network and transmit voice and data communications over the network.
(11)	An access line is a telephone line that extends from our switching equipment to a customer’s premises. We connect customers to our network by leasing digital T1 transmission lines linking our customers to our switching equipment. Each digital T1 transmission line provides the customer with 24 channels for telephone or data service, although some customers do not use or pay for all 24 channels. We calculate the number of access line equivalents we have installed by multiplying the number of digital T1 transmission lines we have installed by 24.
(12)	Represents the number of digital T1 transmission lines installed by our network services business.
(13)	Represents the number of network services digital T1 transmission lines disconnected during the period as a percentage of network services digital T1 transmission lines installed as of the end of the period. The percentage of network services digital T1 transmission lines disconnected in 2000 was less than 1%.

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information in this prospectus, before making an investment decision. If any of the risks described below occur, our business, financial condition, results of operations and cash flows could be materially adversely affected.

Risks Related to Our Business

Because the recapitalization transactions will require us to incur significant cash and non-cash charges for the period in which we complete the offering, our short-term operating results will be materially adversely affected.

The recapitalization transactions will require us to incur significant cash and non-cash charges for the period in which we complete the offering. Assuming the initial public offering price of the common stock will be $13.00 per share, which is the midpoint of the range we show on the cover page of this prospectus, and that the underwriters do not exercise their overallotment option, we anticipate that we will incur the following pre-tax charges as a result of these transactions:

•	$5.0 million in compensation expense as a result of our payment of $5.0 million to some of our management stockholders upon completion of the offering;

•	$42.6 million in compensation expense as a result of our issuance of approximately 3,276,481 shares of common stock at a price of $0.01 per share pursuant to agreements with some of our existing common stockholders upon completion of the offering;

•	$49.7 million related to the conversion of our Series A convertible preferred stock to common stock, of which $33.4 million represents expense attributable to an increase in fair value ascribed to the conversion rights of the Series A convertible preferred stock as a result of the recapitalization transactions, and $16.3 million represents a portion of the amount that we will pay to the holders of the Series A convertible preferred stock, which is treated as an induced redemption under generally accepted accounting principles and recorded as a dividend; and

•	$3.9 million related to our anticipated write-off of deferred financing costs in connection with the repayment of our existing senior secured credit facility and entering into our new senior secured credit facility.

As a result of these charges, our results of operations for the period in which we complete the offering and for 2005 will be materially adversely affected.

Because our business is highly dependent on regulations that continue to change, our business is subject to a variety of risks.

Most of the network services and carrier services we provide are subject to significant regulation and may be adversely affected by regulatory developments at the federal, state and local levels. These regulations, for example, can affect the types of services we may offer, the rates we are permitted to charge for our services and for the use of our network by other carriers, and the rates we must pay others for their services and for the use of their networks, all of which may reduce the revenue we generate from our operating activities. These regulations can affect the level of regulation of other telecommunications providers and their ability to compete with us. These regulations also determine the level of contribution we must make to state and federal telecommunication subsidy programs, as well as the terms under which we may use rights of way necessary for the operation of our business. If we fail to comply with applicable regulations, or if the regulations change in a manner adverse to us, including in any of the ways described in some of the following risk factors, our business and operating results may suffer.

If we do not compete effectively in the highly competitive market for network services, we could lose customers and revenue and may face more difficulties as we expand in existing markets and enter new markets.

The telecommunications industry is highly competitive, and the level of competition, particularly with respect to pricing, is increasing. We are most concerned with the level of competition we face in the provision of our network services, which include our retail local, long distance, data and Internet service offerings, because these services represent our primary means of generating revenue. As a result of competitive pressures, we may not be able to sustain operating profitability, obtain adequate market share or achieve significant revenue growth in any of our markets.

In response to increased competition from both incumbent local exchange carriers and other competitive local exchange carriers like us, we have reduced the prices we charge for our network services significantly in recent years. Incumbent carriers are those entities defined by Congress in the Telecommunications Act of 1996 as providing local exchange service in a specified local exchange area on February 8, 1996. Competitive local exchange carriers are entities formed after the effectiveness of the Telecommunications Act that are authorized by the provisions of that act to provide services in direct competition with the incumbent carriers. The incumbent carriers include established smaller, rural telephone companies, such as ALLTEL Corp., medium-sized independent companies, such as Citizens Communications Company, and the larger, established telephone companies, such as Verizon Communications, Inc., that are commonly known as the regional Bell operating companies. These companies operate in our markets and offer substantially the same network services that we offer, in some cases at lower prices. These companies have substantially greater infrastructure, financial, personnel, technical, marketing and other resources, larger numbers of established customers and more prominent name recognition than we do. In light of the publicly announced potential mergers between AT&T Corp. and SBC Communications Inc. and between MCI, Inc. and Verizon Communications Inc., we expect to continue to face significant pricing and services competition with respect to our network services from incumbent carriers and other large, established telephone companies that currently are the dominant providers of network services in our markets. We also expect to continue to face an increasing amount of competitive service offerings and pricing pressures with respect to network services from other types of communications businesses, including competitive carriers such as US LEC Corp. and Covad Communications Group, Inc., wireless telecommunications companies, cable companies, Internet service providers and other integrated services providers using emerging broadband technologies that attempt to compete in the market for local, long distance, data and other network services.

If we are required to reduce the prices we charge for some or all of our network services, our profitability may be negatively affected and our ability to continue to generate positive cash flows from operations may be diminished.

We may be required to reduce the prices we charge for some or all of our network services for the following reasons, which could adversely affect our profit margins and our ability to continue to generate positive cash flows from operations:

•	the incumbent carriers in the markets we serve are offering in-region long distance services throughout their regions, which allows them to provide the same bundle of local, long distance and data services that we offer;

•	the increasing use of data communications, including Voice over Internet Protocol, by our customers and target customers;

•	recently announced potential mergers between AT&T and SBC and between MCI and Verizon may provide our competitors with significant operating efficiencies and substantial financial and technical resources;

•

regulatory decisions generally have decreased regulatory oversight of incumbent carriers, which may increase the benefits these companies experience from their longstanding customer relationships and greater financial and technical resources, and may increase their ability to reduce prices for local and other network services by offsetting those reductions with revenue or profits generated by unrelated businesses, products or services; and

•	regulatory authorities are considering permitting or requiring the incumbent carriers to reduce the rates they charge for some of the network services that we also provide.

If we cannot continue to obtain key network elements from some of our primary competitors on acceptable terms, we may not be able to offer our local voice and data services on a profitable basis, if at all.

We will not be able to provide our local voice and data services on a profitable basis, if at all, unless we are able to obtain key network elements from some of our primary competitors on acceptable terms. To offer local voice and data services in a market, we must connect our network with the network of the incumbent carrier in that market. This relationship is governed by an interconnection agreement between us and the incumbent carrier. Our network is interconnected in this manner with Verizon’s network in a majority of our markets. We also must lease from these or other providers the telephone and data transmission lines we need to connect customers to our network. Our ability to provide our local voice and data services is dependent on existing regulations that require these elements to be provided to us on specified terms and on the compliance by our competitors with these provisioning regulations. In addition, because we rely on a limited number of suppliers for access to these network elements, we are vulnerable to the risk that we may not be able to renew our contracts with these suppliers on favorable terms or be able to obtain services under these contracts promptly.

As a result of recent and pending regulatory changes, the incumbent carriers in the future may be able to increase significantly the rates they charge us for these network elements and services, or even decline to provide some of these network elements and services under certain circumstances. The rates that these or other providers may charge us under future interconnection, lease or resale agreements may not allow us to offer usage rates that are low enough to attract a sufficient number of network services customers or to operate at satisfactory profit margins.

In addition, recent and pending regulatory developments and related judicial decisions have restricted the list of network components that incumbent carriers are required to make available to competitive carriers such as us on a nondiscriminatory basis. These developments or future similar developments could limit or terminate our access to the network components we need to provide local voice and data services.

AT&T and MCI currently offer some network services and elements in competition with the incumbent carriers. The pending mergers between AT&T and SBC and between MCI and Verizon could significantly increase the cost of the high-speed circuits we lease as a means to help connect our customers to our switching equipment by reducing the number of providers that offer those high-speed circuits and thereby decreasing the competitive pressure on carriers to maintain low rates for those circuits.

Our operating performance will suffer if we are not offered competitive rates for the access services we need to provide our long distance services.

We depend on other telecommunications companies to originate and terminate a significant portion of the long distance traffic initiated by our network services customers. Our operating performance will suffer if we are not offered these access services at rates that are substantially equivalent to the rates charged to our competitors or that otherwise do not permit profitable pricing of our long distance services. The charges for access services historically have made up a significant percentage of our overall cost of providing long distance service. Some of our Internet-based competitors are exempt from these charges, and providers of voice and other applications using the Voice over Internet Protocol also may be exempt from these charges, which could give these competitors a significant cost advantage.

Proposals for the deregulation of incumbent carrier broadband service have received significant attention both in Congress and at the Federal Communications Commission, or FCC. If any such proposal were to be enacted, it could allow incumbent carriers to increase the prices we pay for special access services, such as the digital T1 transmission lines we principally use, or may allow them to refuse to offer us special access services.

Regulatory initiatives may continue to reduce the maximum rates we are permitted to charge long distance service providers for completing calls by their customers to customers served by our network, and for transferring calls by our customers onto their networks and for terminating local calls.

The rates that we charge long distance service providers for originating or terminating interstate and intrastate calls by their customers to customers served by our network, and for transferring calls by our customers onto their networks, cannot exceed rates determined by regulatory authorities. Under the applicable regulations, we were required to reduce further these rates for interstate calls in June 2004 and, depending on the outcome of pending regulatory proceedings, the rates could become subject to further reduction. The rates we charge local carriers to terminate local calls from their customers to our customers are also set by regulators and in agreements we enter into with local carriers. State regulatory authorities, in the future, may similarly reduce the rates we charge long distance providers for originating or terminating intrastate calls and the rates we charge local providers for terminating local calls.

If we are unable to raise additional capital, our ability to expand our business will be limited.

Under our existing business plan, we plan to expand our business through revenue growth from operations in our existing geographic markets and, to the extent available, from a portion of the proceeds from the offering and borrowings under the new senior secured credit facility. If we choose to modify our business plan to accelerate the expansion of our business, we will require additional capital. We cannot currently anticipate the amount of additional capital we may require. If we continue to operate under our existing business plan or if we choose to accelerate the expansion of our business but cannot successfully obtain additional financing for the expansion on acceptable terms, we could be at a competitive disadvantage relative to competitors with significant capital or the ability to raise significant capital for expansion. Accordingly, our growth prospects may be limited.

If we are unable to manage our business effectively, our prospects for profitable operations will be harmed.

To sustain operating profitability, we will have to maintain our revenue, control expenses and otherwise manage our business efficiently during 2005 and thereafter. This will place significant demands on our management and other employees, our operational and financial systems, and our internal controls and procedures. If we fail to manage our operations effectively, we may experience higher costs of operations, a decline in service quality, the loss of customers, and other limitations that would adversely affect our prospects for sustained profitable operations.

If we are unable to maintain or enhance our back office information systems, we may not be able to increase our revenue as planned or compete effectively.

Sophisticated back office information systems are vital to our revenue growth and our ability to monitor costs, bill customers, initiate, implement and track customer orders and achieve operating efficiencies. To increase revenue, we must select products and services offered by third-party vendors and efficiently integrate those products and services into our existing back office operations. We may not successfully implement these products, services and systems on a timely basis, and our systems may fail to perform as we expect. A failure or delay in the expected performance of our back office systems could slow the pace of our expected revenue growth or harm our competitiveness by adversely affecting our service quality.

Changes in technology, service offerings and customer preferences could affect our ability to compete in the marketplace for telecommunications services.

We face rapid and significant changes in technology. The telecommunications industry has changed significantly over the past several years and is continuing to evolve rapidly. Emerging technologies and services, such as Voice over Internet Protocol applications, broadband services and advanced wireless offerings, could alter the economic conditions under which the telecommunications industry operates. New technologies also could lead to the development of new, more convenient and cost-effective services. In addition, the preferences and requirements of customers are rapidly changing. For example, telecommunications customers are increasingly using wireless forms of communication, such as handheld Internet-access devices and cell phones, which has resulted in a decline in the volume of traffic carried by traditional wireline telecommunications networks and has, we believe, resulted in a decrease in the average minutes of use generated by our customers. We expect this trend to continue in the future.

Our ability to retain current customers and attract new customers may be highly dependent on whether we choose the new technologies and services that have significant customer acceptance, are able to adopt those new technologies and offer those new services in a timely and effective manner, and are able to compete successfully against other service providers that use those new technologies and offer those new services. We also will be required to offer customer service levels and services that are attractive to customers who may prefer technologies and services that we do not offer. We cannot predict the effect of technological changes on our business. The development and offering of new services in response to new technologies or consumer demands may require us to increase our capital expenditures significantly and changes in customer preferences may result in a loss of revenue. In addition, new technologies may be protected by patents or other intellectual property laws and therefore may only be available to our competitors and not to us.

If we are unable to install additional network equipment or convert our network to more advanced technology, we may not be able to compete effectively.

Our long-term business strategy may require us to convert our existing network to a network using more advanced technology. We may not have or be able to raise the significant capital that a conversion may require, or be able to complete the installation of additional network equipment and the conversion to more advanced technology in a timely manner, at a commercially reasonable cost or at all. We also may face technological problems that cannot be resolved. If we are unable successfully to install or operate new network equipment or convert our network to a network using more advanced technology, we may not be able to compete effectively, and our results of operations could be adversely affected.

Network failures or system breaches could cause delays or adversely affect our service quality, which may cause us to lose customers and revenue.

In operating our network, we must maintain connections for, and manage, a large number of customers and a large quantity of traffic at high speeds. Any failure or perceived failure to achieve or maintain high-speed data transmission could significantly reduce demand for our services and adversely affect our operating results. We have infrequently experienced outages, such as temporary switch outages, that have prevented us from providing uninterrupted services to some customers. Outages such as these likely have resulted in a loss of an indeterminate amount of revenue. We may, in the future, experience similar or more severe outages or other network failures or breaches, which also could cause us to lose customers.

In addition, computer viruses, break-ins, human error, natural disasters and other problems may disrupt our network. The network security and stability measures we implement may be circumvented in the future or otherwise fail to prevent the disruption of our services. The costs and resources required to eliminate computer viruses and other security problems may result in interruptions, delays or cessation of services to our customers, which could decrease demand, decrease our revenue and slow our planned expansion.

The outcome of investigations in which we are involved could adversely affect our business.

The Department of Justice and the FCC are conducting investigations of billing practices by MCI (formerly WorldCom) and related issues involving companies that terminated or otherwise may have handled traffic on behalf of MCI. In late 2003, we received a document subpoena in connection with a federal grand jury investigation convened by the Department of Justice and a letter of inquiry from the FCC seeking information concerning agreements between us and MCI. The letter of inquiry indicated that the FCC was investigating allegations that we may have violated the Communications Act of 1934 and related rules by the direct or indirect withholding, substituting or modifying of information associated with interstate interexchange traffic. We have denied having engaged in any such conduct and have produced responsive information to the Department of Justice and the FCC, including our agreement to provide some carrier services to MCI under which MCI, for a period of approximately three years ending in February 2003, routed traffic directly to the network of an inter-exchange carrier with which we had negotiated carrier rate agreements. Although the FCC informed us in May 2005 that it does not anticipate taking action against us at this time with respect to these matters and the Department of Justice has not indicated that it intends to proceed with these matters, we cannot assure you that these investigations will not result in a judgment or ruling that we or members of our management violated applicable laws or regulations, in monetary penalties or other sanctions against us, in increased legal expenses or in the diversion of management resources.

If our network or other ground facilities are damaged by natural catastrophes or terrorism, our ability to provide services may be interrupted and the quality of our services may be adversely affected.

A major earthquake, tornado, fire, terrorist attack on the United States, or other catastrophic event could damage our network, network operations center, central offices or corporate headquarters. Such an event could interrupt our service, adversely affect service quality and harm our business. We do not have replacement or redundant facilities that we can use to provide alternative means of service to all customers or under every circumstance in the event of a catastrophic event. Any damage to our network could result in degradation of our service for some customers and could result in complete loss of service in affected areas.

If we do not retain our senior management and continue to attract and retain qualified personnel and independent sales agents, we may not be able to execute our business plan.

Our existing senior management team has extensive experience in the telecommunications industry working as a team and has developed and directed our business strategy since our formation. As a result, the loss of the services of one or more members of our senior management could impair our ability to execute our strategy, which could hinder our ability to sustain profitability. We also could be less prepared to respond to technological or marketing developments, which could reduce our ability to serve our customers and could lower the quality of our services. We have not entered into employment agreements with, and do not have key-man life insurance covering, any members of our senior management team.

We face competition for qualified personnel, including management, technical and sales personnel. We also rely on a large number of independent sales agents to market and sell our services. If we are unable to attract and retain experienced and motivated personnel, including a large and effective direct sales force and a substantial number of sales agents, we may not be able to obtain new customers or sell sufficient amounts of service to execute our business plan.

If we do not successfully implement our acquisition strategy, any businesses that we may acquire could harm our results of operations and financial condition.

As part of our growth strategy, we seek to supplement internal expansion with targeted acquisitions. In the past twelve months, we have acquired customers and other assets of Covista Communications, Inc., a reseller of long distance services to small and medium-sized businesses located primarily in the mid-Atlantic region, and we have acquired American Long Lines Inc., a telecommunications company also primarily serving small and medium-sized businesses in the mid-Atlantic region. The process of integrating these acquisitions has placed significant demands on our management and technical resources. For example, our employees expended a significant amount of time to convert acquired customers to our billing platform, which reduced the amount of time available to improve our billing systems. Although the difficulties that we have experienced in integrating acquired businesses have not had a material adverse effect on our results of operations, our results of operations may suffer materially if we enter into a series of acquisitions in the future, if we begin to acquire larger, more complex businesses or if we experience any of the following risks in connection with any acquisitions or series of acquisitions:

•	we may be unable to retain skilled management, technical, sales and back office personnel of acquired companies;

•	customers of acquired companies may resist our marketing programs, pricing levels or services;

•	we may not successfully incorporate the services of acquired businesses into our package of service offerings;

•	the attention we can devote to any one acquired company may be restricted by our allocation of limited management resources among various integration efforts;

•	our acquisition and integration activities may disrupt our ongoing business activities;

•	we may be unable to maintain uniform standards, controls, procedures and policies throughout all of our acquired companies; and

•	our relationships with vendors may be adversely affected.

Even if acquired companies eventually contribute to an increase in our profitability, the acquisitions may adversely affect our operating results in the short term. Our operating results may decrease as a result of transaction-related expenses we record for the period in which we complete an acquisition. Our operating results may be further reduced by the higher operating and administrative expenses we may incur in the periods immediately following an acquisition as we seek to integrate the acquired business into our operations.

Covenants in our existing senior secured credit facility restrict, and the covenants in our new senior secured credit facility are expected to restrict, our capacity to borrow and invest, which could impair our ability to expand or finance our operations.

Our existing senior secured credit facility imposes operating and financial restrictions that limit our discretion on some business matters, which could make it more difficult for us to expand, finance our operations and engage in other business activities that may be in our interest. These restrictions limit our ability to, among other things:

•	incur additional debt;

•	pay dividends or make other distributions;

•	make investments or other restricted payments;

•	enter into sale and leaseback transactions;

•	pledge or mortgage assets;

•	enter into transactions with related persons;

•	sell specified assets; and

•	consolidate with or merge into any other person.

We expect that our new senior secured credit facility will subject us to similar restrictions. Any additional indebtedness we may incur in the future also may subject us to similar or even more restrictive conditions.

We may be unable to service our indebtedness or pay dividends if we do not generate substantial operating cash flow.

We had $129.6 million of long-term indebtedness, including current portion, as of March 31, 2005. After giving effect to the recapitalization transactions, including the refinancing of our existing senior secured credit facility with $160.0 million of term loan borrowings under our new senior secured credit facility, and the application of our net proceeds from the offering, we would have had approximately $173.8 million of outstanding long-term indebtedness, including current portion, as of March 31, 2005.

We may incur additional indebtedness in the future, including borrowings of approximately $40.0 million we expect to have available under the revolving credit facility portion of our new senior secured credit facility following completion of the recapitalization transactions and the offering. Our ability to make payments on or to refinance our indebtedness and to pay dividends will depend on our ability in the future to generate cash or to raise additional funds through the offering of equity or debt securities. We may not be able to generate sufficient cash flow from operations or to raise additional funds in amounts necessary for us to repay our indebtedness when it becomes due and to meet our other cash needs, including the payment of dividends.

Our indebtedness may adversely affect our ability to operate our business.

Our indebtedness may limit our flexibility in responding to important business developments, which could place us at a competitive disadvantage. Our indebtedness may:

•	limit our ability to obtain financing in the future;

•	limit our ability to refinance all or a portion of our indebtedness on or before maturity;

•	limit our ability to fund planned capital expenditures;

•	require us to use a significant portion of our cash flow from operations to pay our debt obligations rather than for other purposes, such as funding working capital or capital expenditures;

•	limit our ability to pursue our acquisition strategy;

•	make us more vulnerable to a downturn in our business or in the economy in general; and

•	limit our ability to pay dividends.

The term loan portion of our new senior secured credit facility will mature in 2011 and the revolving credit facility portion of that facility will mature in 2010. If we are unable to meet our repayment obligations, we may not be able to renew or refinance our new senior secured credit facility on favorable terms or at all. If we are unable to refinance or renew our new senior secured credit facility, we may be unable to repay all amounts due on the maturity dates, which would cause a default under the new senior secured credit facility. This could result in an acceleration of any of our other indebtedness that has cross-acceleration or cross-default provisions. In addition, our interest expense may increase significantly if we refinance our new senior secured credit facility on terms that are less favorable to us, which could impair our ability to operate our business, service our indebtedness and pay dividends.

Because we may have issued securities in violation of California securities laws, we intend to make a rescission offer that could require us to make payments of up to $1.7 million.

We believe that we may have issued options to purchase common stock and common stock upon exercise of options to some of our current and former employees in violation of the registration or qualification provisions of applicable California securities laws. As a result, we intend to make a rescission offer to some of these persons pursuant to a registration statement we expect to file after the offering under the Securities Act and pursuant to California securities laws. We will make this offer to all persons who have a continuing right to rescission. In the rescission offer, as required by California law, we will offer to repurchase all unexercised options issued to these persons at 20% of the option exercise price times the number of option shares, plus interest at the rate of 7% from the date the options were granted. Based upon the number of securities that may be subject to rescission as of March 31, 2005, all of which were options to purchase our capital stock, and assuming that all such securities are tendered in the rescission offer, we estimate that our total rescission liability would be approximately $1.7 million.

If we fail to comply with Section 404 of the Sarbanes-Oxley Act of 2002, our reputation, financial condition and share value may be adversely affected.

Beginning with our annual report on Form 10-K for the year ending December 31, 2006, Section 404 of the Sarbanes-Oxley Act of 2002 will require us to include an internal control report of management, which will include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. That internal control report also will be required to include a statement that our independent registered public accounting firm has issued an attestation on management’s assessment of our internal control over financial reporting and on the design and operating effectiveness of those controls. Our failure to comply with Section 404, including issuing the management report and obtaining the attestation of our independent registered public accounting firm, may materially adversely affect our reputation, our financial condition and the value of our shares.

We believe that companies preparing for an initial public offering, or public companies that have not completed their initial Section 404 compliance, face risks associated with Section 404 compliance that are not the same as those faced by companies that have already completed their first report on internal control over financial reporting and that have obtained the accompanying attestation from their independent registered public accounting firm. The expense, time and other resources required to achieve initial Section 404 compliance are considerable and we believe will far exceed the expense, time and other resources associated with annual Section 404 compliance. In addition, the failure of a new public company to achieve initial Section 404 compliance and report that their internal controls are effective could have a more significant adverse effect on the company than a report in a subsequent year stating that there is a significant deficiency in the company’s internal controls.

During the audit of our 2004 fiscal year, our independent registered public accounting firm informed management and our audit committee that we had a reportable condition under standards established by the American Institute of Certified Public Accountants (and the interim standards of the Public Company Accounting Oversight Board). A reportable condition involves matters relating to significant deficiencies in the design or operation of our internal control that could adversely affect our ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements. Management and the audit committee were not informed whether or not the reportable condition was a material weakness under the standards of the AICPA. A material weakness is a condition that precludes the entity’s internal control from providing reasonable assurance that material misstatements in the financial statements will be prevented or detected on a timely basis. Under the existing AICPA standards, as we are not yet subject to Section 404, the determination of whether or not the reportable condition is a material weakness is not required. This reportable condition relates to the design and operating effectiveness of our internal controls over financial reporting, specifically our financial closing and reporting process. We believe that the significant deficiency in the design and operating effectiveness of the internal controls over our financial closing and reporting process contributed to errors in calculating earnings per share, recognizing our deferred tax asset under Statement of Accounting Standards No. 109, Accounting for Income Taxes, and adequately documenting our derivative transactions. The existence of this significant deficiency could result in errors in our financial statements and could result in the loss of investor confidence in the reliability of our financial statements, which could negatively affect the trading price of our common stock. To remediate this reportable condition, we believe that we need to increase some of our financial accounting and reporting resources, formalize our internal control processes, and improve the internal process by which we review our financial statements and related footnotes.

To address the reportable condition and to achieve compliance with Section 404 within the prescribed period, our management plans to significantly increase staffing in the financial reporting area and adopt a detailed project work plan to assess the adequacy of our internal control over financial reporting, remediate any control deficiencies that we may identify, or that our independent registered public accounting firm may identify, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We may not be able to complete the work necessary for our management to issue its management report in a timely manner, or the work that will be required for our management to be able to report that our internal control over financial reporting is effective. In addition, our independent auditors may not be able to issue an attestation report on management’s assessment.

Risks Related to the Offering

Because we do not know whether a market will develop for our common stock or what the market price of our common stock will be, it may be difficult for you to sell your shares of common stock at an attractive price or at all.

Before the offering, there was no public trading market for our common stock. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through negotiations with the underwriters and may not bear any relationship to the market price at which it will trade after the offering or to any other established criteria of our value. It is possible that, in one or more future periods, our operating results may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our common stock may fall.

The price of our common stock may be volatile, which may make it more difficult for you to realize gain on your investment and may subject us to securities litigation.

The trading price of our common stock following the offering may fluctuate substantially. The price of the common stock that will prevail in the market after the offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. Factors that could cause fluctuations include, but are not limited to, the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of communication services companies;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

•	our ability to pay cash dividends on our common stock;

•	general economic conditions and trends;

•	catastrophic events;

•	activities of our competitors;

•	regulatory changes;

•	sales of large blocks of our stock; or

•	departures of key personnel.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

Future sales of our common stock in the public market, or the perception that such sales could occur, could lower our stock price and impair our ability to raise funds in new stock offerings.

Future sales by existing stockholders of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and could make it more difficult for us to raise funds through a public offering of our equity securities. Beginning 15 days after the date of this prospectus, approximately 6,250,135 shares of common stock will be eligible for sale in the public market without restriction pursuant to Rule 144(k), of which 5,653,954 shares of common stock will be subject to a lockup agreement as described below. Beginning 90 days after the date of this prospectus, approximately 16,738,052 shares of common stock held by existing stockholders will be eligible for sale in the public market, including the shares eligible for sale beginning 15 days after the date of this prospectus. Of these shares, the sale of approximately 10,487,917 shares will be subject to volume, manner of sale and other limitations contained in Rule 144 under the Securities Act and approximately 3,362,368 shares represent common stock subject to options that, if exercised, will be eligible for resale pursuant to Rule 701 under the Securities Act. A total of 20,838,002 shares of our 32,972,645 shares of our common stock outstanding, after giving effect to the issuance of 11,538,462 shares in the offering, are subject to lockup agreements that prohibit sales or other transfers of such shares for a period of at least 180 days after the date of this prospectus, subject to limited exceptions. Merrill Lynch and Morgan Stanley, however, may, in their sole discretion, and at any time and without notice, release any portion of these shares subject to a lockup agreement. In addition, we have granted holders of 15,202,058 shares of our outstanding common stock rights to require us, following the expiration of the foregoing lockup period and, subject to conditions, to register the public sale of such shares under the Securities Act and additional shares they may acquire in the future. If these rights are exercised or if we register shares of common stock for sale for our own account, holders of an additional 3,396,320 shares of our common stock will be entitled to participate in such registration. By exercising their registration rights, and selling a large number of shares, our stockholders that are entitled to registration rights could cause the price of our common stock to decline. See “Shares Eligible for Future Sale” and “Certain Relationships and Related Transactions” for additional information about the registration rights of some of our stockholders.

Some of our stockholders will continue to exert significant influence over us and their interests may conflict with the interests of our other stockholders.

As of March 31, 2005, affiliates of Madison Dearborn Partners beneficially owned approximately 12.5% of our outstanding voting power and affiliates of The Blackstone Group beneficially owned approximately 8.9% of our outstanding voting power. After completion of the recapitalization transactions and the offering, affiliates of Madison Dearborn Partners will beneficially own approximately 18.1% of our outstanding voting power and affiliates of The Blackstone Group will beneficially own approximately 12.9% of our outstanding voting power, or 15.9% and 11.4%, respectively, if the underwriters’ overallotment option is exercised in full. In addition, the foregoing stockholders will have the right to designate up to three individuals for appointment or for nomination for election to our board of directors under a voting agreement that will become effective upon the completion of the offering. As a result, these stockholders will continue to be able to exert significant influence over all matters presented to our board of directors or stockholders for approval, including election and removal of our directors and change of control transactions. The interests of these stockholders and their respective affiliates may not coincide with the interests of the other holders of our common stock with respect to our operations or strategy. To the extent that conflicts of interest may arise, the stockholders named above and their respective affiliates may resolve those conflicts in a manner adverse to us or to you.

Madison Dearborn Partners and The Blackstone Group and their affiliates have significant investments in telecommunications services companies other than us. These stockholders and their affiliates may in the future invest in other entities that compete with us. In addition, principals of these stockholders are expected to continue to serve as our directors following the offering and may also serve as directors of other telecommunications services companies. These individuals may have conflicting fiduciary obligations to our stockholders and the stockholders of other companies for which they serve as directors.

You may not receive any dividends.

We are not obligated to pay dividends and our board of directors has never declared or paid any cash dividends on our common stock. Dividend payments are not guaranteed and are within the absolute discretion of our board of directors. Our board of directors may, at its discretion, amend or repeal our dividend policy with respect to our common stock or it may decrease the amount of dividends or discontinue the payment of dividends entirely. Future dividends with respect to shares of our common stock, if any, will depend upon, among other matters, our results of operations, working capital requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant. Our dividend policy is based upon our directors’ current assessment of our business and the environment in which we operate, and that assessment could change based on competitive, regulatory or technological developments, which could, for example, increase our need for capital expenditures or our ability to pursue new growth or market opportunities. The reduction or elimination of dividends may negatively affect the market price of our common stock.

We have recorded a loss from continuing operations in the past and we may not generate sufficient cash from operations to pay dividends on our common stock. If our cash flows from operations for future periods fall below our minimum expectations, we would need either to reduce or eliminate dividends or, to the extent permitted under the terms of our new senior secured credit facility, fund a portion of our dividends with borrowings or from other sources. If we use working capital or borrowings to fund dividends, we would have less cash or borrowing capacity available for our business, which could negatively affect our financial condition, results of operations, liquidity and ability to maintain or expand our business. Our board is free to depart from or change our dividend policy at any time and could do so, for example, if it determines that we had insufficient cash to take advantage of growth opportunities.

In addition, we are a holding company and, as such, our ability to pay dividends is subject to the ability of our subsidiaries to generate cash flows and earnings and distribute cash to us. To the extent our subsidiaries are unable to distribute cash to us for legal or contractual reasons, we may not have sufficient cash to pay dividends on our common stock. Further, under Delaware law, we may only pay dividends out of surplus. To the extent that we do not have sufficient surplus, our board of directors may choose not to declare or pay dividends. Furthermore, our new senior secured credit facility will contain limitations on our ability to pay dividends. See “Dividend Policy and Restrictions,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Senior Secured Credit Facility” and “Description of Our Capital Stock—Common Stock” for information on our dividend policy and legal and contractual restrictions, including the provisions of our new senior secured credit facility that will limit our ability to pay dividends.

You will experience immediate and substantial dilution in your investment.

The offering price of the common stock is substantially higher than the net tangible book value per share of our common stock after giving effect to the recapitalization transactions and the offering. As of March 31, 2005, assuming each outstanding share of our common stock had been reclassified into 0.286 of one share of our common stock, the net tangible book value per share of our common stock was $10.57. After giving effect to the recapitalization transactions, including the reclassification, and the offering, the net tangible book value per share of our common stock would have been $3.55 per share as of March 31, 2005. As a result, you will experience immediate and substantial dilution of $9.45 per share in net tangible book value when you buy shares of common stock in the offering. This means that you will pay a higher price per share than the amount of our total assets, minus our total liabilities, divided by the number of shares of common stock outstanding after the recapitalization transactions and the offering. The dilution is due in part to the fact that our earlier investors paid less than the initial public offering price when they purchased our capital stock. The recapitalization transactions also will contribute significantly to the dilution of your investment. Holders of the common stock will experience further dilution if options, warrants or other rights to purchase our common stock that are outstanding or that we may issue in the future are exercised or converted, or if we issue additional shares of our common stock, at prices lower than our net tangible book value at such time.

Provisions in our organizational documents and in the Delaware General Corporation Law may prevent takeover attempts that could be beneficial to our stockholders.

Provisions of our charter, our bylaws and the Delaware General Corporation Law could discourage a takeover of us even if a change of control of our company would be beneficial to the interests of our stockholders. These charter provisions include a requirement that our board of directors be divided into three classes, with approximately one-third of the directors to be elected each year, and the grant of authority to our board of directors to provide for the issuance of up to 10,000,000 shares of our preferred stock, in one or more series, which the board of directors could issue without stockholder approval and with terms and conditions, and having rights, privileges and preferences, to be determined by the board of directors. We are also subject to a section of the Delaware General Corporation Law which prohibits us from engaging in some business combinations with stockholders that beneficially own 15% or more of our voting stock, or with the affiliates of those stockholders, unless our directors or stockholders approve the business combination in the manner prescribed by this statute.

As a public company, we will incur increased costs that may place a strain on our resources and divert our management’s attention from other business concerns.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. These requirements may place a strain on our systems and resources. The Securities Exchange Act of 1934 requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls for financial reporting. We will be required to dedicate significant management and other resources, including additional finance, accounting and internal control personnel, to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, which could divert our management’s attention from other business concerns.

We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

The offering may cause us to undergo an “ownership change” for purposes of Section 382 of the Internal Revenue Code, which may limit our ability to use our net operating loss carryforwards and some other tax attributes.

Our federal net operating loss carryforwards as of March 31, 2005 were approximately $181.1 million. Under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change,” which generally is defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change of control net operating loss carryforwards and other pre-change of control tax attributes against its post-change of control income may be limited. In general, the Section 382 limitation for any year after an “ownership change” is equal to the value of a corporation immediately before the change multiplied by the long-term tax-exempt rate prescribed by U.S. treasury regulations. There is a significant possibility that the offering, together with other changes in ownership that have occurred within the past three years, will cause us to undergo an ownership change under the Internal Revenue Code. An ownership change also may limit our ability to use some “built-in losses” or “built-in deductions” that exist at the time of the ownership change. These limitations may have the effect of reducing our after-tax cash flow, which would negatively affect our ability to pay dividends. The nature and amount of these limitations will depend on the number of shares of common stock we sell in the offering and the price of our common stock upon completion of the offering. Assuming we sell 9,784,744 shares of common stock in the offering and the price of our common stock upon completion of the offering will be $13.00 per share, which is the midpoint of the initial public offering price range we show on the cover page of this prospectus, we do not anticipate that the offering will result in any material limitation on our ability to use our net operating loss carryforwards or our other tax attributes described above. The offering may, however, increase the likelihood that changes in ownership of our common stock following the offering will result in a material limitation on our ability to use our net operating loss carryforwards and other tax attributes described above. Any such limitation will increase our future federal income tax payments.

FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary,” “Risk Factors,” “Dividend Policy and Restrictions,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, financial position, levels of activity, performance or achievements to be materially different from any future results, financial position, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. We believe that it is important to communicate this information to our investors. However, there may be events in the future that we are not able to control or predict accurately. The risks described under “Risk Factors,” as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. These risks, uncertainties and events include, but are not limited to:

•	changes in regulation and the regulatory environment;

•	competition in the markets in which we operate;

•	the continued availability of necessary network elements from our competitors;

•	our ability to raise capital in the future;

•	our ability to manage and grow our business and execute our acquisition strategy;

•	changes in customer preferences and our ability to adapt our product and services offerings;

•	our ability to convert our existing network to a network with more advanced technology;

•	effects of network failures, system breaches and natural catastrophes, terrorism and other interruptions;

•	our ability to service our indebtedness;

•	covenants in agreements governing our indebtedness that limit our management’s discretion in the operation of our business; and

•	the costs associated with being a public company.

We caution you that these risks may not be exhaustive. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

We cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. We expressly disclaim any duty to provide updates to forward-looking statements, and the estimates and assumptions associated with them, after the date of this prospectus, in order to reflect changes in circumstances or expectations or the occurrence of unanticipated events, except to the extent required by applicable securities laws.

USE OF PROCEEDS

We estimate that we will receive $118.3 million in net proceeds from our sale of the 9,784,744 shares of our common stock sold by us in the offering. If the underwriters exercise their overallotment option in full, we estimate that we will receive an additional $16.7 million in net proceeds from our sale of shares of our common stock in the offering. Our net proceeds from the offering represent the amount we expect to receive after paying the underwriting discounts and commissions. For the purpose of estimating our net proceeds, we have assumed that the initial public offering price of the common stock will be $13.00 per share, which is the midpoint of the range we show on the cover page of this prospectus.

We will not receive any of the proceeds from the sale by the selling stockholders of shares of common stock in the offering or upon the exercise of the underwriters’ overallotment option.

Assuming the underwriters do not exercise their overallotment option, we intend to use our net proceeds from the offering, together with the $160.0 million of borrowings we expect to make under the term loan portion of our new senior secured credit facility, to:

•	pay cash dividends of approximately $78.5 million to the holders of our Series A convertible preferred stock upon completion of the offering;

•	repay the $115.8 million of borrowings outstanding under our existing senior secured credit facility as of March 31, 2005;

•	pay a total of $5.0 million to the following of our management stockholders: Joseph D. Ambersley, John P. Baron, Bradford M. Bono, Edward J. Butler, Jr., Arunas A. Chesonis, Richard J. Padulo and Daniel J. Venuti;

•	pay a total of $4.0 million to Pacific Capital Group, Inc. and Kline Hawkes & Co., each of which is an affiliate of existing stockholders, for financial advisory services solely in connection with the recapitalization transactions;

•	pay a total of $6.5 million of additional fees and expenses related to the offering and the recapitalization transactions, including the refinancing of our existing senior secured credit facility; and

•	provide approximately $68.5 million for working capital and other general corporate purposes, including to fund costs we expect to incur to hire and train additional employees and to expand our operations into additional geographic markets.

If the offering generates net proceeds to us in excess of $118.3 million, we will be obligated to apply substantially all of our excess net proceeds to pay additional cash dividends to the holders of the Series A convertible preferred stock. Accordingly, all of the net proceeds we receive from the sale of our common stock upon the exercise of the overallotment option will be used to pay dividends to the holders of the Series A convertible preferred stock. All of the dividends we pay to the holders of the Series A convertible preferred stock will serve to reduce the number of shares of Class A common stock that we will issue upon conversion of the Series A convertible preferred stock and, therefore, reduce the number of shares of our common stock into which such Class A common stock will be reclassified in the reclassification.

As of March 31, 2005, borrowings of $115.8 million were outstanding under our existing senior secured credit facility. As of the same date, approximately 90% of the outstanding principal amount under the facility accrued interest at an average annual rate of 7.49% and approximately 10% of the outstanding principal amount under the facility accrued interest at an average annual rate of 6.09%. The facility matures in June 2008.

Our management will have significant flexibility in applying the net proceeds from the offering that will be available to us for working capital and general corporate purposes. Changing business conditions and unforeseen circumstances could cause the actual amounts we use for these purposes to vary from our expected uses. Pending their use, we plan to invest our net proceeds from the offering in short-term, interest-bearing securities.

We pursue acquisitions of other businesses as part of our business strategy and may use a portion of the net proceeds to fund these acquisitions. We assess opportunities on an ongoing basis and from time to time have discussions with other companies about potential transactions. We currently do not have any agreements related to any material acquisitions.

DIVIDEND POLICY AND RESTRICTIONS

General

Our board of directors has never declared or paid any cash dividends on our common stock. After completion of the offering, we intend to pay regular cash dividends on our common stock, beginning with the fiscal quarter ending December 31, 2005, at an annual rate of $0.28 per share.

We are a holding company and, as such, our ability to pay dividends is subject to the ability of our subsidiaries to generate earnings and cash flows and distribute them to us. Our declaration and payment of future dividends will be at the discretion of our board of directors and will depend on our results of operations, working capital requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant.

Restrictions on Payment of Dividends

Following is a description of provisions of Delaware law and covenants in our new senior secured credit facility that will limit our ability to pay dividends to holders of our common stock. For additional information concerning risks relating to our payment of cash dividends and restrictions on our ability to pay dividends, see “Risk Factors—Risks Related to the Offering—You may not receive any dividends” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Senior Secured Credit Facility.”

Delaware Law. Under Delaware law, we may only pay dividends out of surplus, which is defined as total assets at fair market value minus total liabilities and minus statutory capital, or net profits of the current year or the immediately preceding year. Although we believe we will have sufficient surplus to pay dividends at the anticipated levels during the first year following the offering, our board of directors will periodically reevaluate the availability of sufficient surplus, and may seek opinions from outside valuation firms regarding the sufficiency of our surplus, before declaring any dividends. If we seek and are not able to obtain any such opinion, our board of directors may choose not to declare or pay dividends.

New Senior Secured Credit Facility. We expect that our new senior secured credit facility will provide that we will only be permitted to pay cash dividends on our common stock if:

•	the aggregate amount of the cash dividends paid in any period of four consecutive fiscal quarters does not exceed $30.0 million;

•	at the time we pay the cash dividend, the aggregate amount of dividends being paid do not exceed the sum of our available excess cash flow, as defined under the new senior secured credit facility, for our four most recently completed fiscal quarters plus, if our available excess cash flow for such period is not sufficient to pay the cash dividend, the amount of our consolidated cash at such time, as determined in accordance with generally accepted accounting principles;

•	after giving effect to the payment of the cash dividend, our consolidated cash is equal to or greater than $50.0 million;

•	we are in compliance with specified financial covenants of the new senior secured credit facility after giving effect to the payment of the cash dividends; and

•	no default or event of default then exists under the new senior secured credit facility or would exist immediately after giving effect to the payment of the cash dividend.

If we are unable to pay cash dividends with respect to any fiscal quarter as a result of the occurrence of an event of default or a default, we expect that the terms of the new senior secured credit facility will provide that we may not pay any cash dividends for a period of one fiscal quarter after all existing events of default and defaults have been cured.

CAPITALIZATION

The following table shows our cash and cash equivalents and capitalization as of March 31, 2005:

•	on an actual basis;

•	on an as adjusted basis to reflect:

•	the recapitalization transactions, based on, but before giving effect to, our sale of 9,784,744 shares of common stock in the offering at an assumed initial public offering price of $13.00 per share, which is the midpoint of the range we show on the cover page of this prospectus; and

•	on an as further adjusted basis to reflect:

•	our sale of 9,784,744 shares of common stock in the offering at an assumed initial public offering price of $13.00 per share, which is the midpoint of the range we show on the cover page of this prospectus; and

•	the application of our net proceeds from the offering in the manner described under “Use of Proceeds.”

You should read this table together with the information under “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Certain Relationships and Related Transactions—Recapitalization Transactions,” as well as our consolidated financial statements and related notes and the other financial information included elsewhere in this prospectus.

	As of March 31, 2005
	Actual	As Adjusted	As Further Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents (1)	$48,354	$87,121	$116,871

Series A convertible preferred stock dividends payable	—	$78,548	—

Current portion of long-term debt (2)	$18,566	$12,962	$12,962
Long-term debt:
Existing senior secured credit facility, excluding current portion	102,162	—	—
New senior secured credit facility, excluding current portion (2)(3)	—	152,000	152,000
Capital leases, excluding current portion	8,862	8,862	8,862

Total long-term debt, excluding current portion	111,024	160,862	160,862

Total long-term debt, including current portion	$129,590	$173,824	$173,824

Preferred stock, $0.01 par value per share; 134,000 shares of Series A convertible redeemable preferred stock authorized and outstanding ($184,736 liquidation value at March 31, 2005, inclusive of accrued dividends of $50,736, actual), actual	$181,774	—	—

Stockholders’ (deficit) equity (4):
Preferred stock, $0.01 par value per share; 10,000,000 shares authorized and no shares issued and outstanding, as adjusted (5)	—	—	—
Class A common stock, $0.01 par value per share; 75,000,000 shares authorized and 26,677,758 shares issued and outstanding, actual	267	—	—
Class B common stock, $0.01 par value per share; 7,500,000 shares authorized and 2,635,000 shares issued and outstanding, actual	26	—	—
Common stock, $0.01 par value per share; 300,000,000 shares authorized and 23,000,901 and 32,972,645 shares issued and outstanding, as adjusted and as further adjusted, respectively (5)	—	230	329
Additional paid-in capital	36,331	212,903	328,102
Deferred stock-based compensation	(501)	(501)	(501)
Accumulated other comprehensive income	1,332	1,332	1,332
Accumulated deficit (6)	(83,105)	(164,555)	(164,555)

Total stockholders’ (deficit) equity	$(45,650)	$49,409	$164,707

Total capitalization	$265,714	$223,233	$338,531

(1)	As adjusted does not reflect the payment of $5.0 million in cash to management stockholders or $2.0 million of the $4.0 million of the advisory fees payable to two affiliates of existing stockholders. These payments are reflected in as further adjusted.
(2)	As adjusted reflects a repayment of approximately $13.6 million of the current portion of borrowings under the existing senior secured credit facility, which is being repaid in full as part of the recapitalization transactions. As adjusted and as further adjusted includes $8.0 million, which represents the current portion of the term loan borrowings under our new senior secured credit facility that we will make concurrently with the closing of the offering.
(3)	Under the expected terms of the new senior secured credit facility, we will have $40.0 million of available borrowings under the revolving credit facility portion of the new senior secured credit facility upon the completion of the offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Senior Secured Credit Facility” for additional information concerning the expected terms of the new senior secured credit facility.
(4)	Actual excludes 12,130,361 shares of our Class A common stock issuable upon the exercise of outstanding stock options as of March 31, 2005, 393,166 shares of our Class A common stock issuable upon the exercise of outstanding warrants as of March 31, 2005 and 25,984,469 shares of our Class A common stock issuable upon conversion of Series A convertible preferred stock as of March 31, 2005 according to the original terms of the Series A convertible preferred stock. As adjusted and as further adjusted excludes 3,469,283 shares of our common stock issuable upon the exercise of outstanding stock options as of March 31, 2005 and 112,445 shares of our common stock issuable upon the exercise of outstanding warrants as of March 31, 2005, after giving effect to the reclassification.
(5)	To be authorized immediately prior to the completion of the recapitalization transactions and the offering.
(6)	Accumulated deficit, as adjusted and as further adjusted, reflects $84.9 million in pre-tax charges we expect to incur for the period in which the offering is completed as a result of the recapitalization transactions. For additional information on these anticipated charges, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Recapitalization Charges.”

DILUTION

Purchasers of our common stock in the offering will suffer an immediate and substantial dilution in net tangible book value per share. Dilution is the amount by which the initial public offering price paid by purchasers of shares of our common stock exceeds the net tangible book value per share of our common stock immediately following the completion of the offering. Net tangible book value represents the amount of our total tangible assets reduced by our total liabilities. Tangible assets equals our total assets less goodwill and intangible assets. Net tangible book value per share represents our net tangible book value divided by the number of shares of common stock outstanding. As of March 31, 2005, our net tangible book value was $88.6 million and, assuming each share of our Class A common stock and Class B common stock were reclassified into 0.286 of one share of our common stock, our net tangible book value per share was $10.57. As of March 31, 2005, on a pro forma basis after giving effect to the recapitalization transactions and based on, but before giving effect to, our sale of 9,784,744 shares of common stock in the offering at an assumed initial public offering price of $13.00 per share, which is the midpoint of the range we show on the cover page of this prospectus, our net tangible book value was $1.9 million and our net tangible book value per share was $0.08. This represents an immediate decrease in net tangible book value of $10.49 per share to existing stockholders.

After giving effect to the recapitalization transactions, our sale of 9,784,744 shares of common stock in the offering at an initial public offering price of $13.00 per share, which represents the midpoint of the range we show on the cover page of this prospectus, and the application of the estimated net proceeds from the offering, as described under “Use of Proceeds,” our net tangible book value as of March 31, 2005 would have been $117.2 million, or $3.55 per share. This represents an immediate increase in pro forma net tangible book value of $3.47 per share to existing stockholders and an immediate dilution of $9.45 per share to new investors purchasing shares in the offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$13.00

Pro forma net tangible book value per share prior to the offering	$0.08

Increase in pro forma net tangible book value per share attributable to the offering	$3.47
Pro forma net tangible book value per share after the offering		$3.55

Dilution per share to new investors		$9.45

Our pro forma net tangible book value after the offering, and the dilution to new investors in the offering, will not change from the amounts shown above if the underwriters’ overallotment option is exercised.

The following table illustrates, as of March 31, 2005, after giving effect to the recapitalization transactions and the offering, the total number of shares held, total net consideration paid and average net price per share paid by existing stockholders and by new investors for the shares of common stock they have acquired from us or will purchase from us in the offering, assuming the sale by us and not by the selling stockholders of shares of common stock in the offering at an initial public offering price of $13.00 per share, which represents the midpoint of the range we show on the cover page of this prospectus:

	Assuming No Exercise of Overallotment Option					Assuming Full Exercise of Overallotment Option
	Shares Held		Total Consideration		Average Price Per Share	Shares Held		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent		Number	Percent	Amount	Percent
Existing stockholders	23,187,901	70%	$109,856,538	46%	$4.74	21,803,286	66%	93,116,537	39%	$4.27
New investors	9,784,744	30%	$127,201,672	54%	$13.00	11,169,359	34%	145,201,667	61%	$13.00

Total	32,972,645	100%	$237,058,210	100%		32,972,645		238,318,204

The data in the tables above assumes that outstanding options and warrants to purchase common stock are not exercised. As of March 31, 2005, after giving effect to the recapitalization transactions, options to purchase 3,469,283 shares of common stock at a weighted average exercise price of $15.91 per share and warrants to purchase 112,445 shares of common stock at a weighted average exercise price of $18.46 per share would have been outstanding. If all of such options and warrants that have exercise prices of less than $13.00 per share had been exercised, the dilution to new investors as of March 31, 2005 would have increased by $0.02 per share to $9.47 per share. We expect that following the offering, we will make an offer to exchange employee stock options having exercise prices per share of $22.72 or more for new options having exercise prices equal to the market price of our common stock at the time we grant the new options. We expect that we will grant the new options on or about the business day which is at least six months and one day following the date we cancel options accepted for exchange. We expect that options exercisable for an aggregate of 697,273 shares of our common stock following the reclassification will be eligible to participate in this exchange. If the exercise price of the new options is less than the initial public offering price, new investors could experience additional dilution. To the extent that any options are granted in the future and are exercised, new investors will experience further dilution. See “Management—Stock Option Exchange” for more information on the stock option exchange.

Sales of common stock by the selling stockholders in the offering will reduce the number of shares of common stock held by existing stockholders to 21,434,183 shares, or approximately 65% of the total number of shares of our common stock outstanding after the offering, and will increase the number of shares of common stock held by new investors to 11,538,462 shares, or approximately 35% of the total number of shares of our common stock outstanding after the offering.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables show our selected consolidated statements of operations data, balance sheet data, other financial data and operating data as of and for each of the years ended December 31, 2000, 2001, 2002, 2003 and 2004, our selected consolidated statements of operations data, other financial data and operating data as of and for each of the three-month periods ended March 31, 2004 and 2005, and our selected consolidated balance sheet data as of March 31, 2005. The selected consolidated statements of operations data and the other financial data for the years ended December 31, 2002, 2003 and 2004 and the selected balance sheet data as of December 31, 2003 and 2004 are derived from our audited consolidated financial statements prepared in accordance with generally accepted accounting principles, which are included elsewhere in this prospectus. The selected consolidated statements of operations data and the other financial data for the years ended December 31, 2000 and 2001 and the selected balance sheet data as of December 31, 2000, 2001 and 2002 are derived from our audited consolidated financial statements prepared in accordance with generally accepted accounting principles, which are not included in this prospectus. The selected consolidated statements of operations data and other financial data for each of the three-month periods ended March 31, 2004 and 2005 and the selected consolidated balance sheet data as of March 31, 2005 are unaudited, but include, in the opinion of management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such data. Our historical results are not necessarily indicative of our results for any future period. Our historical share information does not give effect to the recapitalization transactions we will complete concurrently with the completion of the offering.

The following tables also show pro forma basic and diluted income per common share and weighted average shares outstanding for the year ended December 31, 2004 and for the three months ended March 31, 2005 and selected pro forma consolidated balance sheet data as of March 31, 2005 after giving effect to only the recapitalization transactions, but do not give effect to our issuance of shares of common stock in the offering and the application of the net proceeds of the offering as described in “Use of Proceeds.” The pro forma basic and diluted income per common share and weighted average shares outstanding assume the recapitalization transactions, but not the offering, occurred on January 1, 2004 and are intended to present what our income per common share may have been for the year ended December 31, 2004 and the three months ended March 31, 2005 if only the recapitalization transactions, but not the offering, had occurred on January 1, 2004. The pro forma consolidated balance sheet data as of March 31, 2005 assume that the recapitalization transactions, but not the offering, had occurred on March 31, 2005 and is intended to present what our consolidated balance sheet may have been on March 31, 2005 if the recapitalization transactions, but not the offering, had occurred on that date. The pro forma basic and diluted income per common share and weighted average shares outstanding and balance sheet data are unaudited, but are derived from our consolidated financial statements included elsewhere in this prospectus, adjusted for the effect of the recapitalization transactions, but not the offering. The pro forma basic and diluted income per common share and weighted average shares outstanding data reflects pro forma adjustments that are described in the notes accompanying the pro forma consolidated financial information included as part of the notes to our consolidated financial statements. The pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the recapitalization transactions had been consummated as of the dates presented, nor is it necessarily indicative of future operating results.

You should read the data in the following tables together with our consolidated financial statements and the related notes, including the pro forma consolidated financial information included therein, the information under “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the other financial information appearing elsewhere in this prospectus.

	Year Ended December 31,							Three Months Ended March 31,
	2000	2001	2002		2003	2004		2004	2005
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue:
Network services revenue	$70,485	$130,928	$203,304		$263,929	$316,731		$75,588	$92,798
Carrier services revenue	28,813	45,754	58,510		72,066	70,767		18,493	17,311
Integrated solutions revenue	24,410	25,809	27,388		27,675	26,173		6,317	8,340

Total revenue	123,708	202,491	289,202		363,670	413,671		100,398	118,449

Cost of sales (exclusive of depreciation and amortization)	62,404	92,152	122,795		143,132	168,115		38,749	52,180
Selling, general and administrative expenses (exclusive of depreciation and amortization)	111,058	138,552	141,068		155,177	172,075		42,166	46,303
Depreciation and amortization	16,816	22,864	20,566		19,871	22,808		5,198	6,870

Income (loss) from operations	(66,570)	(51,077)	4,773		45,490	50,673		14,285	13,096
Other income, net	3,848	1,997	510		407	715		123	450
Interest expense	7,997	13,441	14,745		10,737	10,911		2,396	2,745

Income (loss) before income taxes and cumulative effect of a change in accounting principle	(70,719)	(62,521)	(9,462)		35,160	40,477		12,012	10,801

Provision (benefit) for income taxes	—	—	—		685	(37,158	)(1)	326	4,143

Income (loss) before cumulative effect of a change in accounting principle	(70,719)	(62,521)	(9,462)		34,475	77,635	(1)	11,686	6,658
Cumulative effect of a change in accounting principle	—	—	(12,976	)(2)	—	—		—	—

Net income (loss)	$(70,719)	$(62,521)	$(22,438)		$34,475	$77,635		$11,686	$6,658

Income (loss) allocated to common stockholders	$(71,221)	$(72,951)	$(34,547)		$13,298	$39,495		$5,113	$1,830

Basic income (loss) per common share(3)	$(2.57)	$(2.60)	$(1.20)		$0.46	$1.35		$0.18	$0.06

Diluted income (loss) per common share(3)(4)	$(2.57)	$(2.60)	$(1.20)		$0.44	$1.25		$0.16	$0.06

Number of shares used in per share calculations:
Basic	27,680,722	28,054,909	28,819,093		29,107,330	29,259,615		29,198,282	29,309,724

Diluted	27,680,722	28,054,909	28,819,093		30,163,364	31,657,760		31,289,405	31,794,460

Pro forma basic income per common share(5)						$3.08			$0.24

Pro forma diluted income per common share(5)						$3.00			$0.23

Pro forma weighted average number of common shares outstanding(5)						25,210,200			25,881,250

Pro forma weighted average number of common shares outstanding including dilutive effect of potential common shares(5)						25,896,069			26,591,884

	As of December 31,							As of March 31, 2005
	2000	2001	2002		2003	2004		Actual	Pro Forma(6)
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$68,673	$36,879	$24,288		$51,824	$45,882		$48,354	$87,121
Property and equipment, net	102,459	105,806	111,810		120,707	132,776		139,905	139,905
Total assets	263,048	236,734	231,321		263,467	334,573	(1)	351,109	390,732
Long-term debt (including current portion)	114,919	150,128	156,114		145,173	132,126		129,590	173,824
Series A convertible redeemable preferred stock	128,478	138,908	151,017		164,043	178,067		181,774	—
Total stockholders’ (deficit) equity	(23,920)	(103,975)	(137,848)		(114,512)	(49,049	)(1)	(45,650)	49,409

	Year Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands)
Other Financial Data:
Capital expenditures	$52,938	$23,049	$26,443	$28,729	$33,545	$9,295	$13,229
Net cash (used in) provided by financing activities	164,220	32,810	4,978	(15,608)	(25,236)	(4,223)	(7,227)
Free cash flow(7):
Net cash provided by (used in) operating activities	(45,077)	(43,254)	13,263	67,100	57,894	10,505	20,442
Net cash used in investing activities	(57,905)	(21,350)	(30,832)	(23,956)	(38,600)	(3,555)	(10,743)

Free cash flow (deficit)	$(102,982)	$(64,604)	$(17,569)	$43,144	$19,294	$6,950	$9,699

Adjusted EBITDA(8)	$(49,610)	$(27,972)	$25,421	$65,415	$73,650	$19,489	$20,174

	As of December 31,					As of March 31, 2005
	2000	2001	2002	2003	2004
Operating Data:
Geographic markets served(9)	26	27	27	27	27	27
Number of switches deployed(10)	8	9	9	10	11	11
Total digital T1 transmission lines installed(11)	4,424	9,730	16,236	22,454	30,346	32,883
Network services digital T1 transmission lines installed(12)	2,484	7,198	12,022	16,666	23,366	25,475
Percentage of network services digital T1 transmission lines disconnected(13)	*	3.3%	8.8%	8.4%	8.6%	1.7%
Access line equivalents installed(11)	106,176	233,520	389,664	538,896	723,304	789,192
Total employees	948	947	978	1,062	1,124	1,201

(1)	Includes the recognition of a non-cash net deferred income tax benefit of $38.2 million. For additional information about this benefit, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—2004 Compared with 2003—Income Taxes.”
(2)	Represents a non-cash charge of $13.0 million relating to an impairment of goodwill as a result of our adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.
(3)	Basic and diluted net income per common share for the years ended December, 31, 2003 and 2004 and the three months ended March 31, 2004 and 2005 were calculated using the “two-class” method in accordance with Emerging Issues Task Force Bulletin No. 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128.
(4)	Potential common shares, which consist of stock options and warrants under the treasury stock method and preferred stock assuming the full conversion of such preferred stock, are excluded from the diluted net loss per common share calculations for the years ended December 31, 2000, 2001 and 2002 because the effect of their inclusion would be anti-dilutive.
(5)	Does not reflect the effect of the issuance of 9,784,744 shares of our common stock in the offering. The two-class method was not used to calculate pro forma basic and diluted income per common share for the year ended December 31, 2004 or for the three months ended March 31, 2005, as the conversion of the Series A convertible preferred stock was assumed to have occurred on January 1, 2004.
(6)	Does not reflect the effect of our issuance of 9,784,744 shares of our common stock in the offering and the application of the net proceeds of the offering as described in “Use of Proceeds.” As further adjusted to give effect to the offering, cash and cash equivalents would be $116.9 million, total assets would be $420.5 million and total stockholders’ equity would be $164.7 million.
(7)	Free cash flow, as defined by us, consists of net cash provided by (used in) operating activities less net cash used in investing activities. Free cash flow is not a financial measurement prepared in accordance with generally accepted accounting principles. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Free Cash Flow Presentation” for our reasons for including free cash flow data in this prospectus and for material limitations with respect to the usefulness of this measurement.
(8)	Adjusted EBITDA represents net income (loss) before interest, (benefit) provision for income taxes, depreciation and amortization, and the cumulative effect of a change in accounting principle. Adjusted EBITDA is not a financial measurement prepared in accordance with generally accepted accounting principles. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Adjusted EBITDA Presentation” for our reasons for including adjusted EBITDA data in this prospectus and for material limitations with respect to the usefulness of this measurement. The following table sets forth, for the periods indicated, a reconciliation of the differences between adjusted EBITDA and net income (loss), as net income (loss) is calculated in accordance with generally accepted accounting principles:

	Year Ended December 31,					Three Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands)
Net income (loss)	$(70,719)	$(62,521)	$(22,438)	$34,475	$77,635	$11,686	$6,658
Depreciation and amortization	16,816	22,864	20,566	19,871	22,808	5,198	6,870
Interest expense, net of interest income	4,293	11,685	14,317	10,384	10,365	2,279	2,503
(Benefit) provision for income taxes	—	—	—	685	(37,158)	326	4,143

EBITDA	$(49,610)	$(27,972)	$12,445	$65,415	$73,650	$19,489	$20,174

Cumulative effect of a change in accounting principle	—	—	12,976	—	—	—	—

Adjusted EBITDA	$(49,610)	$(27,972)	$25,421	$65,415	$73,650	$19,489	$20,174

(9)	Each market represents a geographic area in which we offer our network services.
(10)	Switches are computers that connect customers to our network and transmit voice and data communications over the network.
(11)	An access line is a telephone line that extends from our switching equipment to a customer’s premises. We connect customers to our network by leasing digital T1 transmission lines linking our customers to our switching equipment. Each digital T1 transmission line provides the customer with 24 channels for telephone or data service, although some customers do not use or pay for all 24 channels. We calculate the number of access line equivalents we have installed by multiplying the number of digital T1 transmission lines we have installed by 24.
(12)	Represents the number of digital T1 transmission lines installed by our network services business.
(13)	Represents the number of network services digital T1 transmission lines disconnected during the period as a percentage of network services digital T1 transmission lines installed as of the end of the period. The percentage of network services digital T1 transmission lines disconnected in 2000 was less than 1%.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with our consolidated financial statements and related notes and the other financial information that appear elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to risks, uncertainties and assumptions, including those discussed under “Risk Factors.” Our actual results may differ materially from those expressed in or implied by these forward-looking statements, as described under “Forward-Looking Statements.”

Overview

We are a growing provider of integrated communications services, including local and long distance voice services, data and Internet services, and software applications, network integration and managed services. We currently provide these services to more than 12,900 medium-sized and large businesses, institutions and other communications-intensive users within our 27-market service area. We currently have approximately 1,200 employees, including approximately 320 direct sales professionals.

Since our formation in 1998, we have broadened our range of service offerings, developed and installed our network and back office systems, and expanded our customer base. Our net losses during our initial years of operations were largely attributable to the costs associated with developing our back office and sales capabilities. We first achieved annual operating income in 2002 and first achieved annual net income in 2003. We generated net income of $6.7 million for the three months ended March 31, 2005 and net income of $77.6 million for 2004, which includes a net income tax benefit of $38.2 million associated with our recognition of a deferred income tax asset in the third quarter of 2004. As of March 31, 2005, we had outstanding debt obligations of $129.6 million and cash and cash equivalents of $48.4 million. Since the fourth quarter of 2002, we have generated sufficient cash flow from operations to fund our capital expenditures and service our debt.

Since our formation, we have experienced substantial growth, increasing our total revenue from $23.3 million for 1999 to $413.7 million for 2004. We believe that our focus on providing services to medium-sized and large end-user customers has been instrumental to our continued revenue growth. Revenue generated by end-user customers represents all of our network services revenue and integrated solutions offerings revenue and represented approximately 85% of our total revenue for the 2005 three-month period. Our carrier services business generated the remainder of our revenue for this period.

To supplement our internal growth, we pursue an acquisition strategy that we believe will allow us to increase penetration of our current markets, expand into new markets and enhance our ability to sell and deliver value-added services. In accordance with this strategy, we focus our acquisition efforts on local and long distance providers, on enhanced service providers and on interconnect companies that sell, install and maintain data and voice networks for customers. From November 1998 through March 2005, we acquired all of the outstanding stock of four businesses and the customer bases or other assets of four additional businesses. The operating results attributable to these acquisitions are included in our consolidated statements of operations from the dates of these acquisitions.

Our senior management team manages our business as a consolidated entity. All of our products and services, sales channels and targeted customer bases are similar or related, and all of our products and services are supported by similar network operations, back office systems and technology requirements. We accordingly operate and manage our business as one segment.

Trends Affecting Our Business. The telecommunications industry has remained highly competitive in an environment marked by overcapacity in some sectors and increased deregulation. Market forces and changes in government regulations have required, and may continue to require, us to reduce rates for some of the services we provide. These trends will likely reduce our historical rate of revenue growth and continue to exert pressure on our operating margins. We believe, however, that these reduced rates have been and in 2005 will continue to be offset by increased sales volume. In addition, we believe that the relatively long-term nature of our agreements with customers of our network services, which have an average initial term of three years, should reduce the likelihood that we will experience significant, rapid decreases in the rates we charge for our services.

In addition to these general characteristics of the telecommunications industry, specific trends that may have a significant effect on our results of operations include the following:

Wireless Substitution. As telecommunications customers increasingly use wireless forms of communication, such as hand-held Internet access devices and cell phones, the volume of traffic carried by traditional wireline telecommunications networks has declined and is expected to continue to decline. Although we believe this trend is most pronounced in the residential marketplace, wireless substitution also has had an adverse effect on the wireline usage patterns of the medium-sized and large businesses and institutions we target. We believe wireless substitution has led to a decrease in the average minutes of use generated by our customers. To date, we have been able to offset this loss of revenue from existing customers through sales of services to new customers. We believe that the transition to wireless-based forms of communication will continue in the foreseeable future. We attempt to respond to this trend by offering service levels and product packages that are not currently available using wireless alternatives.

Converged Voice and Data Traffic. Voice and data traffic historically have traveled over telecommunications networks using incompatible transmission formats. This means that a telecommunications transmission circuit had to be designated to carry either data traffic or voice traffic. As a result, excess capacity on a voice circuit could not be made available to reduce demand on a data circuit. New technologies that allow voice and data traffic to travel interchangeably over the same network, commonly known as Voice over Internet Protocol, or VoIP, technology, enables more efficient use of the telecommunications networks. Because we lease the majority of our transmission capacity, this increased efficiency has the potential to reduce significantly our cost of providing services to our customers. In the coming years, we plan to install equipment and transition our network to take full advantage of these new technologies. This transition would result in capital expenditures during 2005 and 2006 that would exceed our capital expenditures in recent years. In addition, service disruptions may accompany the transition to a new technology, which could adversely affect our revenues.

Financial Difficulties Faced by Many Competitive Communications Carriers. Over the last five years, many competitive communications services providers have experienced financial difficulties. These difficulties have led to the general perception that our industry is marred by instability and financial weakness. This perception makes it harder for us to gain new customers, raise additional capital and negotiate with our vendors. We have addressed this perception by maintaining cash balances that are generally in excess of our current needs and by limiting our growth activities so that we do not impair our short-term cash flow.

Costs Associated with Becoming a Public Company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with corporate governance, disclosure and internal control requirements, including requirements under the Sarbanes-Oxley Act of 2002, SEC rules and Nasdaq rules, as well as other SEC and Nasdaq rules. We expect that these rules and regulations will increase our legal and financial compliance costs, divert the attention of our management and make some activities more time-consuming and costly. We also expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and may force us to accept reduced policy limits and coverage, or to incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs that we may incur or the timing of such costs.

In addition to these external costs and related matters, in order to meet the reporting demands that will face us as a public company, we will likely need additional personnel in the areas of financial reporting, accounting and internal auditing. While we cannot currently estimate the cost of these personnel, it is likely that this expansion of our financial staff will significantly increase the payroll costs associated with our financial reporting effort.

Revenue. We derive revenue from sales of our network services, carrier services and integrated solutions services. We derive most of our revenue from monthly recurring fees and usage-based fees that are generated principally by sales of our network services.

Monthly recurring fees include the fees paid by our customers for lines in service and additional features on those lines. Monthly recurring fees are paid by our end-user customers and are billed in advance.

Usage-based fees consist of fees paid by our network services customers for each call made, fees paid by the incumbent carriers in our markets as “reciprocal compensation” when we terminate local calls made by their customers, and access fees paid by carriers for long distance calls we originate or terminate. Access revenue, which represents revenue generated by access fees and reciprocal compensation, represented 12% of our total revenue for the 2005 three-month period, 20% of our total revenue for the three months ended March 31, 2004, 17% of our total revenue for 2004 and 22% of our total revenue for 2003. Reciprocal compensation constituted approximately 3% of our total revenue for the 2005 three-month period, 4% of our total revenue for the 2004 three-month period, 4% of our total revenue for 2004 and 6% of our total revenue for 2003. Most of our access fees and reciprocal compensation for these periods was generated by our carrier services. Access revenue, as a percentage of carrier services revenue, decreased to 51% in the 2005 three-month period from 64% in the 2004 three-month period. Access revenue, as a percentage of carrier services revenue, was 59% in 2004 and 63% in 2003. Access revenue, as a percentage of network services revenue, decreased to 6% in the 2005 three-month period from 12% in the 2004 three-month period. Access revenue, as a percentage of network services revenue, was 9% in 2004 and 14% in 2003. The decrease in access fees and reciprocal compensation was principally due to regulatory rate decreases.

With respect to any customer, the monthly recurring fees and usage-based fees generated by sales of our network services and carrier services tend to be relatively consistent from month to month, subject to changes in the calling patterns of the customer’s business. These fees generally are based on the number of digital T1 transmission lines used by the customer. Because we believe that the cumulative number of digital T1 transmission lines in service provides accurate information with respect to our future revenue, we use data with respect to the cumulative number of digital T1 transmission lines we have in service from period to period to assist us in evaluating revenue trends related to our network services and carrier services businesses.

Network Services. We deliver integrated communications services, including local services, long distance services and data and Internet services, to end-users on a retail basis, which we refer to as our network services. Revenue from network services represented approximately 78% of our total revenue for the 2005 three-month period, 75% of our total revenue for the 2004 three-month period, 77% of our total revenue for 2004 and 73% of our total revenue for 2003. Our network services revenue consists primarily of monthly recurring fees and usage-based recurring fees. We recognize revenue during the period in which the revenue is earned. Our network services also generate non-recurring service activation and installation fee revenues, which we receive upon initiation of service. We defer recognition of these revenues and amortize them over the average customer life, which is generally three years.

Carrier Services. We generate revenue from wholesale sales of communications services to other communications businesses, which we refer to as our carrier services. Revenue from carrier services represented approximately 15% of our total revenue for the 2005 three-month period and 19% of our total revenue for the 2004 three-month period.

Our carrier services revenue consists primarily of monthly recurring fees and usage-based fees. Usage-based fees for our carrier services consist primarily of the interstate and intrastate access fees we receive from other communications providers when we originate or terminate long-distance calls made by their customers and the reciprocal compensation fees we receive from incumbent carriers when we terminate local calls made by their customers.

Access Fee and Reciprocal Compensation Revenue Generated by Network Services and Carrier Services. We generate access fees when our switching facilities provide a connection between a long distance carrier and an end user. The FCC historically has regulated the access rates imposed by incumbent carriers, while providing less regulation of the access rates of competitive carriers. In June 2001, under an order released in April 2001, the FCC began regulation of the interstate-switched access fees of competitive carriers. Our rates were reduced under that order and continued to decline through June 2004 to parity with the rates of the incumbent carriers in each of our service areas. In compliance with the April 2001 order, we reduced our per-minute interstate-switched access fee rates to $0.025 at June 20, 2001, $0.018 at June 20, 2002, $0.012 at June 20, 2003 and $0.005 at June 22, 2004. The rate at June 22, 2004 represents an approximated end-user interstate composite access fee rate for incumbent carriers in the markets we serve. In addition, in May 2004 the FCC announced a new rule that limits the access fees competitive carriers like us are able to collect from a long distance carrier in situations where we do not provide service directly to the end user. This new rule specifically targeted traffic that competitive carriers handle for wireless carriers and provided that competitive carriers could charge no more than incumbent carriers for these services.

Largely as a result of these interstate switched access fee service rate decreases, access fees and reciprocal compensation, as a percentage of total revenue, decreased to 12% for the 2005 three-month period from 20% for the 2004 three-month period and from 17% in 2004. Absent further rate reductions that may result from an ongoing federal review of compensation between carriers for both access fees and reciprocal compensation, we expect that the revenue we generate from access fees and reciprocal compensation as a percentage of total revenue will stabilize in 2005 and that our carrier services revenue will decrease only modestly. Any future mandated rate decreases could further adversely affect our carrier services revenue and could adversely affect our gross margins and operating cash flow. Consistent with our results for prior periods, however, we expect that growth in our non-access network services revenue in 2005 should offset the negative cash flow and revenue effects of the access rate reductions.

Rates and terms for reciprocal compensation are based on agreements between us and other local carriers and supported by federal and state regulatory and judicial rulings. A ruling by the FCC in 2001 reduced rates and capped the number of minutes of use that we may bill for traffic bound for Internet service providers. This ruling resulted in additional rate reductions and caps in late June 2003. We have been engaged in continuing discussions with large incumbent carriers to modify our arrangements following a recent FCC determination not to enforce the cap on the number of minutes, although none of these discussions have resulted in modified arrangements. We accordingly do not expect that reciprocal compensation or carrier services revenue, as a percentage of our total revenue, will significantly increase as a result of this determination.

Integrated Solutions. We derive revenue from sales to retail end-user customers of telecommunications equipment and software and related services. Revenue from these “integrated solutions” represented approximately 7% of our total revenue for the 2005 three-month period, 6% of our total revenue for the 2004 three-month period, 6% of our total revenue for 2004 and 7% of our total revenue for 2003.

A portion of our integrated solutions revenue consists of fees our customers pay for equipment and for our system design and installation services. We recognize revenue for equipment sales and system design and installation services upon delivery and acceptance of the underlying equipment.

We derive an additional component of our integrated solutions revenue through selling and supporting our proprietary telecommunications software. We recognize revenue related to software sales upon delivery of the software. Support fees include fees for maintenance of our telecommunications software and fees for training the end user in the proper use of our telecommunications software. We recognize maintenance fees on a pro rata basis over the length of the underlying maintenance contract. We recognize training fees after we fulfill the training obligation. We expect that the revenue generated by our integrated solutions offerings will increase in 2005 by at least 7%, primarily as a result of a new customer agreement we entered into during the 2005 three-month period.

Cost of Sales. We provide our network services and carrier services by using electronic network components we own and telephone and data transmission lines we lease from other telecommunication carriers. Our cost of sales for these services consists primarily of leased transport charges and usage costs for local and long distance calls. Our leased transport charges are the payments we make to lease the telephone and data transmission lines we use to connect our customers to our network and to connect our network to the networks of other carriers. Usage costs for local and long distance are the costs that we incur for calls made by our customers. Cost of sales for our integrated solutions also include the costs we incur in designing systems and purchasing and installing equipment.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses include selling and marketing, customer service, billing, corporate administration, engineering personnel and other personnel costs. As we continue to expand our business, we expect that we will incur increased selling and marketing costs, which primarily reflect salaries of our direct sales force and commissions paid to our direct sales force and sales agents.

Depreciation and Amortization. Depreciation and amortization include depreciation of our telecommunications network and equipment and amortization of intangible assets.

Interest Expense. Interest expense includes interest due on borrowings under our existing senior secured credit facility and, after the offering, our new senior secured credit facility, amortization of debt issuance costs, interest due on our note payable and capital leases, and the ineffective portion of our interest rate swap derivatives’ gain or loss.

Accounting for Income Taxes. We recognize deferred income tax assets and liabilities for the expected future tax consequences of transactions and events. Under this method, we determine deferred income tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which we expect the differences to reverse. If necessary, we reduce deferred income tax assets by a valuation allowance to an amount that we determine is more likely than not to be recoverable. We make significant estimates and assumptions about future taxable income and future tax consequences to determine the amount of the valuation allowance.

Recapitalization Charges. The recapitalization transactions will require us to incur significant cash and non-cash charges for the period in which we complete the offering. Assuming the initial public offering price of the common stock will be $13.00 per share, which is the midpoint of the range we show on the cover page of this prospectus, and that the underwriters do not exercise their overallotment option, we anticipate that we will incur the following charges as a result of these transactions:

•	$5.0 million in compensation expense as a result of our payment of $5.0 million to some of our management stockholders upon completion of the offering;

•	$42.6 million in compensation expense as a result of our issuance of approximately 3,276,481 shares of common stock at a price of $0.01 per share pursuant to agreements with some of our existing common stockholders upon completion of the offering;

•	$49.7 million related to the conversion of our Series A convertible preferred stock to common stock, of which $33.4 million represents expense attributable to an increase in fair value ascribed to the conversion rights of the Series A convertible preferred stock as a result of the recapitalization transactions, and $16.3 million represents a portion of the amount that we will pay to the holders of the Series A convertible preferred stock, which is treated as an induced redemption under generally accepted accounting principles and recorded as a dividend;

•	$3.9 million related to our anticipated write-off of deferred financing costs in connection with the repayment of our existing senior secured credit facility and entering into our new senior secured credit facility; and

•	an income tax benefit of $3.4 million.

For additional information about these recapitalization transactions, see “Certain Relationships and Related Transactions—Recapitalization Transactions.”

Stock-Based Compensation. In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123(R), Share-Based Payment. SFAS No. 123(R) is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guide. SFAS No. 123(R) requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of grant. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render service. SFAS No. 123(R) is effective for public entities that do not file as small business issuers as of the beginning of the first annual reporting period that begins after June 15, 2005. SFAS No. 123(R) is effective for nonpublic entities as of the beginning of the first annual reporting period that begins after December 15, 2005. We will adopt SFAS No. 123(R) on January 1, 2006, which requires compensation cost to be recognized as expense for the portion of outstanding awards that are unvested, based on the fair value of those awards on the date of grant, calculated using an option pricing model under SFAS No. 123 for pro forma disclosures. Based on unvested options outstanding as of March 31, 2005 and applying the Black-Scholes option pricing model, we estimate the effect of adopting SFAS No. 123(R) will reduce our net income by approximately $3.8 million in 2006. This amount is not necessarily reflective of the actual amount that we will record in 2006 because it does not include the effect of any options we may grant after March 31, 2005 and because we have not, as of the date of this prospectus, selected an option pricing model or developed our estimate of expected forfeitures, which will be necessary upon adoption.

The following table summarizes options to purchase Class A common stock awarded during each fiscal quarter during the 12 months ended March 31, 2005:

Options Awarded During the Three Months Ended	Shares of Class A Common Stock Underlying Options	Fair Value of Common Stock	Exercise Price Per Share
June 30, 2004	84,950	$6.25	$6.25
September 30, 2004	81,150	$6.25	$6.25
December 31, 2004	66,216	$6.25	$6.25
March 31, 2005	288,639	$6.25	$6.25

On the date of grant for each of these options, the exercise price equaled the fair market value of the Class A common stock. As a result, the options granted during this period had no intrinsic value. The foregoing share amounts, fair values and exercise prices do not give effect to the reclassification.

Free Cash Flow Presentation. Free cash flow, as defined by us, consists of net cash provided by (used in) operating activities less net cash used in investing activities. Free cash flow, as defined by us, may not be similar to free cash flow measures presented by other companies, is not a financial measurement prepared in accordance with generally accepted accounting principles and should be considered in addition to, but not as a substitute for, the information contained in our statement of cash flows presented in our consolidated financial statements. Our management believes free cash flow provides a measure of our ability, after making our capital expenditures and acquisition expenditures, to meet scheduled debt payments and pay dividends. Our management uses free cash flow to monitor the effect of our operations on our cash reserves and our ability to generate sufficient cash flow to pay dividends and to fund our scheduled debt maturities and other financing activities, including potential discretionary refinancings and retirements of debt. Because free cash flow represents the amount of cash generated or used in operating activities and investing activities before deductions for scheduled debt maturities, dividend payments and other fixed obligations, such as capital leases and vendor financing arrangements, and because it is not a financial measurement prepared in accordance with generally accepted accounting principles, you should not use it as a measure of the amount of cash available for discretionary expenditures. Free cash flow should not be considered an alternative to net cash provided by operating activities, as calculated in accordance with generally accepted accounting principles, as a measure of liquidity.

Adjusted EBITDA Presentation. Adjusted EBITDA represents net income (loss) before interest, (benefit) provision for income taxes, depreciation and amortization, and the cumulative effect of a change in accounting principle. We have included data with respect to adjusted EBITDA because our management evaluates and projects the performance of our business using several measures, including adjusted EBITDA. Our management considers adjusted EBITDA to be an important supplemental indicator of our operating performance, particularly as compared to the operating performance of our competitors, because this measure eliminates many differences among companies in financial, capitalization and tax structures, capital investment cycles and ages of related assets, as well as some recurring non-cash and non-operating charges to net income or loss. For these reasons, our management believes that adjusted EBITDA provides important supplemental information to investors regarding our operating performance and facilitates comparisons by investors between the operating performance of our company and the operating performance of our competitors. Our management believes that consideration of adjusted EBITDA should be supplemental, because adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles, may not be comparable to similar titled measures reported by other companies and has limitations as an analytical financial measure. These limitations include the following:

•	adjusted EBITDA does not reflect our capital expenditures, future requirements for capital expenditures or contractual commitments to purchase capital equipment;

•	adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, associated with our indebtedness;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will likely have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements;

•	adjusted EBITDA does not reflect the effect of earnings or charges resulting from matters our management considers not to be indicative of our ongoing operations; and

•	not all of the companies in our industry may calculate adjusted EBITDA in the same manner in which our company calculates adjusted EBITDA, which limits its usefulness as a comparative measure.

Our management compensates for these limitations by relying primarily on our results calculated in accordance with generally accepted accounting principles to evaluate its operating performance, and by considering independently the economic effects of the foregoing items that are not reflected in adjusted EBITDA. As a result of these limitations, adjusted EBITDA should not be considered as an alternative to net income (loss), as calculated in accordance with generally accepted accounting principles, as a measure of operating performance, nor should it be considered as an alternative to cash flows as a measure of liquidity.

Results of Operations

The following table presents selected financial and operational data for each fiscal quarter of 2003 and 2004 and for the 2005 three-month period.

	2003				2004				2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
	(in thousands, except for share data and operating data) (unaudited)
Financial Data:
Revenue:
Network services	$60,006	$65,078	$67,762	$71,083	$75,588	$76,275	$79,852	$85,016	$92,798
Carrier services	17,010	16,960	18,285	19,811	18,493	19,261	16,378	16,635	17,311
Integrated solutions	7,034	6,331	6,407	7,903	6,317	6,830	5,782	7,244	8,340

Total revenue	$84,050	$88,369	$92,454	$98,797	$100,398	$102,366	$102,012	$108,895	$118,449

Net income	$5,343	$9,430	$9,424	$10,278	$11,686	$11,866	$48,538	$5,545	$6,658

Income per common share (1)(2):
Basic	$0.05	$0.13	$0.13	$0.15	$0.18	$0.18	$0.95	$0.04	$0.06
Diluted	$0.04	$0.13	$0.12	$0.14	$0.16	$0.16	$0.88	$0.04	$0.06
Free cash flow(3):
Net cash provided by operating activities	10,007	18,955	17,698	20,440	10,505	20,929	15,265	11,195	20,442
Net cash used in investing activities	(4,184)	(5,570)	(4,763)	(9,439)	(3,555)	(6,814)	(18,496)	(9,735)	(10,743)

Free cash flow (deficit)	$5,823	$13,385	$12,935	$11,001	$6,950	$14,115	$(3,231)	$1,460	$9,699

Adjusted EBITDA(4)	$12,616	$16,998	$17,233	$18,568	$19,489	$20,135	$16,197	$17,829	$20,174
Adjusted EBITDA, as a percentage of total revenue (4)	15.0%	19.2%	18.6%	18.8%	19.4%	19.7%	15.9%	16.4%	17.0%

Operating data (as of period end):
Digital T1 transmission lines installed (net) (5):
By quarter	1,483	1,968	1,704	1,063	1,209	1,820	2,926	1,937	2,537
Cumulative	17,719	19,687	21,391	22,454	23,663	25,483	28,409	30,346	32,883
Access line equivalents installed(5):
By quarter	35,592	47,232	40,896	25,512	29,016	43,680	70,224	46,488	60,888
Cumulative	425,256	472,488	513,384	538,896	567,912	611,592	681,816	728,304	789,192
Network services digital T1 transmission lines installed (cumulative)(6)	13,064	14,384	15,756	16,666	17,997	19,365	21,651	23,366	25,475
Percentage of network services digital T1 transmission lines disconnected(7)	2.0%	1.8%	2.1%	2.5%	2.5%	2.0%	2.3%	1.8%	1.7%

(1)   Information is calculated for each quarter as a stand-alone period, and the sum of the four quarters in any year may not equal our reported results for that year.

(2)   Basic and diluted income per share is calculated using the “two-class” method, in accordance with EITF Bulletin No. 03-06, by dividing undistributed income allocated to common stockholders by the weighted average number of common shares and potential common shares outstanding during the period, after giving effect to the participating security.

(3)   Free cash flow, as defined by us, consists of net cash provided by (used in) operating activities less net cash used in investing activities. Free cash flow is not a financial measurement prepared in accordance with generally accepted accounting principles. See “—Overview—Free Cash Flow Presentation” for our reasons for including free cash flow data in this prospectus and for material limitations with respect to the usefulness of this measurement.

(4)   Adjusted EBITDA represents net income before interest, (benefit) provision for income taxes, depreciation and amortization, and the cumulative effect of a change in accounting principle. Adjusted EBITDA is not a financial measurement prepared in accordance with generally accepted accounting principles. See “—Overview—Adjusted EBITDA Presentation” for our reasons for including adjusted EBITDA data in this prospectus and for material limitations with respect to the usefulness of this measurement. The following table sets forth, for the periods indicated, a reconciliation of the differences between adjusted EBITDA and net income, as net income is calculated in accordance with generally accepted accounting principles:

	2003				2004				2005
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
	(in thousands) (unaudited)
Net income	$5,343	$9,430	$9,424	$10,278	$11,686	$11,866	$48,538	$5,545	$6,658
Depreciation and amortization	4,516	4,948	5,221	5,186	5,198	5,204	5,546	6,860	6,870
Interest expense, net of interest income	2,757	2,620	2,588	2,419	2,279	2,654	2,775	2,657	2,503
(Benefit) provision for income taxes	—	—	—	685	326	411	(40,662)	2,767	4,143

EBITDA	12,616	16,998	17,233	18,568	19,489	20,135	16,197	17,829	20,174

Cumulative effect of a change in accounting principle	—	—	—	—	—	—	—	—	—

Adjusted EBITDA	$12,616	$16,998	$17,233	$18,568	$19,489	$20,135	$16,197	$17,829	$20,174

(5)	An access line is a telephone line that extends from one of our central offices to a customer’s premises. We connect customers to our network by leasing digital T1 transmission lines linking our customers to the central office. Each digital T1 transmission line provides the customer with 24 channels for telephone or data service, although some customers do not use or pay for all 24 channels. We calculate the number of access line equivalents we have installed by multiplying the number of digital T1 transmission lines we have installed by 24. A portion of the increase in digital T1 transmission lines and access line equivalents in the third quarter of 2004 was attributable to the 700 digital T1 transmission lines used by customers we acquired from Covista Communications in August 2004.
(6)	Represents the number of digital T1 transmission lines installed by our network services business.
(7)	Represents the number of network services digital T1 transmission lines disconnected during the period as a percentage of network services digital T1 transmission lines installed as of the end of the period.

Three Months Ended March 31, 2005 Compared With Three Months Ended March 31, 2004

Revenue. Total revenue increased $18.0 million, or 18%, to $118.4 million for the 2005 three-month period from $100.4 million for the 2004 three-month period. Revenue from network services increased $17.2 million, or 23%, to $92.8 million for the 2005 three-month period from $75.6 million for the 2004 three-month period. Revenue from carrier services decreased $1.2 million, or 6%, to $17.3 million for the 2005 three-month period from $18.5 million for the 2004 three-month period. Revenue from integrated solutions increased $2.0 million, or 32%, to $8.3 million for the 2005 three-month period from $6.3 million for the 2004 three-month period.

The increases in total revenue and revenue generated by network services primarily resulted from an increase in the number of digital T1 transmission lines in service from 23,663 lines as of March 31, 2004 to 32,883 lines as of March 31, 2005. Of the lines in service as of March 31, 2005, 77% were attributable to our network services business and 23% were attributable to our carrier services business.

The 6% decrease in revenue from carrier services primarily is a result of the FCC-mandated access rate reduction in June 2004. Our carrier services have historically generated more access revenue than our network services. As a result, changes in access rates have had a more significant effect on our carrier services revenue than on our network services revenue. In addition, the FCC announced in May 2004 a new rule that limits the access fees competitive carriers like us are able to collect from a long distance carrier in situations where the competitive carrier does not provide service directly to the end user. This new rule specifically targets traffic that competitive carriers handle for wireless carriers and provides that competitive carriers may charge no more than incumbent carriers for these services. We are seeking to reduce the potential effects of any future FCC-mandated access rate reductions on our carrier services revenue by introducing new carrier services, such as resale of local, long distance, data and carrier-level VoIP services, that we believe have reduced exposure to access rate regulations. Although our carrier services business experiences significantly more customer turnover than our network services business, we do not believe it has significantly affected our results of operations.

The 32% increase in revenue from integrated solutions primarily resulted from an increase in revenue of approximately $1.4 million during the 2005 three-month period from phone system sales, additional sales to existing integrated solutions customers, and increased sales of equipment to network services customers. An increase in revenue from the sale of software products of approximately $1.2 million during the 2005 three-month period, which was primarily due to new customer contracts signed during that period, also contributed to the increase in integrated solutions revenue. These increases were partially offset by a decrease in managed services revenue, which includes billing and customer care services for the telecommunications resale programs of universities, of approximately $0.9 million during the 2005 three-month period, which we believe was primarily due to wireless substitution by some of our college and university customers.

Cost of Sales. Cost of sales, including the retroactive network cost discount, increased to $52.2 million for the 2005 three-month period from $38.7 million for the 2004 three-month period. In each period, cost of sales consisted primarily of leased transport charges and usage costs for local and long distance calls. In the 2005 three-month period, cost of sales also included a credit of approximately $2.5 million from one of our largest vendors for a network services discount based on cumulative purchases from June 1, 2004 through March 31, 2005. Approximately $0.8 million of the credit was based on purchases during the 2005 three-month period. We did not recognize approximately $1.7 million of the credit over the discount period, because, prior to the recognition of the credit, we did not believe that we would achieve the level of cumulative purchases required to earn the credit. During the 2005 three-month period, we entered into a new agreement with the vendor related to discounts on purchases of network services. At that time, we reached an agreement with the vendor that we had satisfied the criteria to earn a credit under the prior agreement and that the amount of the credit should be $2.5 million. In the future, we expect to record similar credits over the discount period if all of the criteria in Staff Accounting Bulletin No. 104, Revenue Recognition, are satisfied.

Leased transport charges increased to $33.5 million, or 64% of cost of sales, for the 2005 three-month period from $24.7 million, or 64% of cost of sales, for the 2004 three-month period. The increase in leased transport charges was primarily attributable to increases in the amount of network services we sold in the 2005 three-month period.

Usage costs for local and long distance calls increased to $13.0 million, or 25% of cost of sales, for the 2005 three-month period from $10.2 million, or 26% of cost of sales, for the 2004 three-month period. The increase in usage costs was primarily attributable to increases in the amount of network services we sold in the 2005 three-month period, and was partially offset by a decrease in the average usage rates we are charged by network providers. The decrease in usage costs for local and long distance calls as a percentage of costs of sales was primarily attributable to increases in the amount of voice and data services that we provide using our own network facilities.

Cost of sales as a percentage of total revenue increased from 39% for the 2004 three-month period to 44% for the 2005 three-month period. This increase was primarily attributable to reductions in the rates we charge interexchange carriers for interstate switched access services that were required by regulations. The effect of the rate reductions was partially offset by the amount of voice and data services that we provided using our own network and facilities, network efficiencies we achieved by aggregating network traffic using points of presence located near clusters of our customers, and a credit we received from one of our largest suppliers. Our continued operation under the existing regulatory rate schedule for the rates we charge for interstate switched access services should result in a stabilization of cost of sales as a percentage of total revenue for 2005 from cost of sales as a percentage of total revenue for the 2005 three-month period, before considering the effect of any acquisitions we may make, any changes in the percentages of total revenue generated by each of our service offerings we may experience or any additional rate decreases that the FCC may approve as a result of an ongoing federal review of compensation between carriers. We expect that our acquisition of American Long Lines during the 2005 three-month period will, however, have an adverse affect on the stabilization of cost of sales as a percentage of revenue for 2005 as we seek to transition the acquired customers to our network.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $46.3 million for the 2005 three-month period from $42.2 million for the 2004 three-month period. The increase was primarily attributable to an increase in salaries, wages and benefits of $3.4 million primarily related to an increase in our total number of employees from approximately 1,000 as of March 31, 2004 to approximately 1,200 as of March 31, 2005. Selling, general and administrative expenses as a percentage of total revenue decreased to 39% for the 2005 three-month period from 42% for the 2004 three-month period, primarily because the rate at which we have increased our total revenue has exceeded the rate at which we have hired new employees. The decrease also is due in part to our acquisition in August 2004 of assets from Covista Communications, which increased revenue for the 2005 three-month period by approximately $6.0 million, but increased selling, general and administrative expenses for the same period by approximately $0.8 million.

In 2005, we expect to increase our total number of full-time employees by over 100, including the 36 additional employees we hired during the 2005 three-month period, but excluding 41 additional employees we acquired through our acquisition of American Long Lines. We expect to use these new employees to enhance our marketing capabilities, accelerate our sales efforts, initiate operations in a new market located in Tampa, Florida and augment our customer service capacity. Despite the additional costs we will incur as we add these new employees, we do not expect to experience an increase in selling, general and administrative expenses as a percentage of total revenue during 2005, as we expect our revenue to increase more rapidly than these costs.

Depreciation and Amortization. Depreciation and amortization expense increased to $6.9 million for the 2005 three-month period from $5.2 million for the 2004 three-month period. The increase was largely attributable to increased depreciation expense resulting from an increase of $35.8 million in gross property and equipment since March 31, 2004 as part of our network deployment and maintenance. The increase also was attributable to increased amortization expense as a result of an increase in intangible assets of $11.2 million from our acquisition in August 2004 of assets from Covista Communications and our acquisition in February 2005 of American Long Lines. The increase in depreciation and amortization expense was offset in part as we ceased to record depreciation on some of our older equipment that had reached the end of its useful life. We expect that depreciation expense for 2005 will increase from depreciation expense for 2004 due to a planned increase in capital expenditures in 2005. We expect that amortization expense for 2005 will increase from amortization expense for 2004 due to our amortization of the intangible assets we acquired from Covista Communications.

Interest Expense. Interest expense increased to $2.7 million for the 2005 three-month period from $2.4 million for the 2004 three-month period, primarily as a result of an increase in average interest rates applicable to our variable rate debt. The effect of higher average interest rates was partially offset by lower average outstanding debt balances during the 2005 three-month period. We anticipate that our interest expense will be higher for 2005 than for 2004. During the period from January 1, 2005 until the completion of the offering and the concurrent refinancing of our existing senior secured credit facility, the increase in interest expense will result from a year-over-year increase in the average applicable margin on borrowings outstanding under our existing senior secured credit facility. As a result of our amendments to that facility in March 2004, in exchange for the deferral of some scheduled amortization payments, the applicable margin on LIBOR-based borrowings, which applies to substantially all of the borrowings outstanding under this facility in 2004 and in 2005 to the refinancing date, increased from 3.00% to 4.25%. The effect of this increased applicable margin should be partially offset by a reduction in the average principal balance outstanding in 2005 to the refinancing date compared to the corresponding period in 2004. Following the offering and the refinancing, interest expense will increase as a result of anticipated increased borrowings under the new senior secured credit facility from the refinancing date. On March 31, 2005, a total of $115.8 million was outstanding under the existing senior secured credit facility and we may be able to borrow up to $40.0 million under the revolving credit facility portion of the new senior secured credit facility. Upon completion of the offering and the concurrent refinancing, a total of $160.0 million will be outstanding under the term loan portion of the new senior secured credit facility. The effect of increased outstanding borrowings on interest expense will be partially offset by a lower applicable margin on the outstanding borrowings. We expect that the margin applicable to LIBOR-based borrowings under the new senior secured credit facility will be 3.50%.

Income Taxes. We recorded tax provisions of $4.1 million for the 2005 three-month period, which represented an effective tax rate of 38%, and tax provisions of $0.3 million for the 2004 three-month period, which represented an effective tax rate of 3%. The increase in the tax provision was primarily the result of our recognition of deferred income tax assets during the third quarter of 2004. We expect that this rate will increase in future periods if we are successful in expanding our profitable operations in states that have higher tax rates. As of March 31, 2005, we have approximately $181.1 million in net operating loss carryforwards. As a result, we currently only pay accrued alternative minimum taxes and state income taxes. We expect that our net operating losses, to the extent not subject to the limitation of Internal Revenue Code Section 382, will be fully used by approximately 2009.

As a result of the offering and potential sales of our common stock by significant stockholders following the offering, our ability to use these net operating loss carryforwards to offset income tax liabilities may be limited by Section 382 of the Internal Revenue Code. Although we cannot estimate at this time the nature or amount of any such limitation, any such limitation would increase the future amount of cash we must pay for federal income taxes.

Net Income. Net income decreased by $5.0 million, from $11.7 million in the 2004 three-month period to $6.7 million in the 2005 three-month period.

2004 Compared With 2003

Revenue. Total revenue increased $50.0 million, or 14%, to $413.7 million for 2004 from $363.7 million for 2003. Revenue from network services increased $52.8 million, or 20%, to $316.7 million for 2004 from $263.9 million for 2003. Revenue from carrier services decreased $1.3 million, or 2%, to $70.8 million for 2004 from $72.1 million for 2003. Revenue from integrated solutions decreased $1.5 million, or 5%, to $26.2 million for 2004 from $27.7 million for 2003.

The increases in total revenue and revenue generated by network services primarily resulted from an increase in the number of digital T1 transmission lines in service from 22,454 lines as of December 31, 2003 to 30,346 lines as of December 31, 2004. Of the lines in service as of December 31, 2004, 77% were attributable to our network services business and 23% were attributable to our carrier services business. Assets we acquired from Covista Communications in the third quarter of 2004 accounted for approximately $8.4 million of the increase in total revenue for 2004. We acquired customers having approximately 700 digital T1 transmission lines in service as part of the Covista Communications acquisition.

The FCC-mandated access rate reduction in June 2004 is the primary cause of the 2% decrease in revenue from carrier services in 2004. During the second half of 2004, the rate reduction resulted in a reduction of carrier services revenue of approximately $6.0 million.

The 5% decrease in revenue from integrated solutions was primarily the result of a decrease of approximately $2.0 million for 2004 in managed services revenue, which includes billing and customer care services for the telecommunications resale programs of universities. This decrease is a result of a negative trend in the managed services revenue we derive from our college and university customers. Continuing wireless substitution at these institutions has caused several of our legacy student-based managed services accounts to be phased out as existing contracts expire. We expect this trend to continue during 2005 and are attempting to offset the reduced revenue by expanding our managed services offerings to include services that target large businesses and government agencies. The decrease in integrated solutions revenue associated with this decrease in our managed services revenue was partially offset by a $0.7 million increase in network design and implementation revenue for 2004.

Cost of Sales. Cost of sales increased to $168.1 million for 2004 from $143.1 million for 2003. In each period, cost of sales consisted primarily of leased transport charges and usage costs for local and long distance calls.

Leased transport charges increased to $112.8 million, or 67% of cost of sales, for 2004 from $89.6 million, or 63% of cost of sales, for 2003. The increase in leased transport charges was primarily attributable to increases in the amount of network services we sold for 2004. The increase in leased transport charges as a percentage of sales was primarily attributable to the decrease in access rates. The FCC-mandated access rate reductions reduce the revenue we derive from our customers, but do not have a material effect on the costs we incur to provide our customers with the same services. We believe that this trend will diminish for periods following the final FCC-mandated access rate decrease, which occurred in June 2004, unless the FCC approves additional rate decreases as a result of an ongoing federal review of compensation between carriers.

Usage costs for local and long distance calls increased to $39.0 million, or 23% of cost of sales, for 2004 from $37.7 million, or 26% of cost of sales, for 2003. The increase in usage costs was primarily attributable to increases in the amount of network services we sold in 2004, and was partially offset by a decrease in the average usage rates we are charged by network providers. The decrease in usage costs for local and long distance calls as a percentage of costs of sales was primarily attributable to increases in the amount of voice and data services that we provide using our own network facilities.

Cost of sales as a percentage of total revenue increased from 39% for 2003 to 41% for 2004 and 43% for the six months ended December 31, 2004. This increase was primarily attributable to mandated regulatory reductions in the rates we charge interexchange carriers for interstate switched access services. The effect of the rate reductions was partially offset by the amount of voice and data services that we provided using our own network and facilities and to network efficiencies we achieved by aggregating network traffic using points of presence located near clusters of our customers.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $172.1 million for 2004 from $155.2 million for 2003. The increase was primarily attributable to an increase of $2.4 million in sales commissions related to increased total revenue and to an increase in salaries, wages and benefits of $10.6 million primarily related to an increase in our total number of employees from approximately 1,000 at December 31, 2003 to approximately 1,100 at December 31, 2004. Selling, general and administrative expenses as a percentage of total revenue decreased to 42% for 2004 from 43% for 2003, primarily because the rate at which we have increased our total revenue has exceeded the rate at which we have hired new employees.

The decrease also is due in part to our acquisition in August 2004 of assets from Covista Communications, which increased revenue for 2004 by approximately $8.4 million, but increased selling, general and administrative expenses for 2004 only by approximately $2.4 million.

Depreciation and Amortization. Depreciation and amortization expense increased to $22.8 million for 2004 from $19.9 million for 2003. The increase was largely attributable to increased depreciation expense resulting from an increase of $31.8 million in gross property and equipment since December 31, 2003 as part of our network deployment and maintenance. The increase also was attributable to increased amortization expense as a result of an increase in intangible assets of $10.4 million from our acquisition in August 2004 of assets from Covista Communications. The increase in depreciation and amortization expense was offset in part as we ceased to record depreciation on some of our older equipment that had reached the end of its useful life.

Interest Expense. Interest expense increased to $10.9 million for 2004 from $10.7 million for 2003, primarily as a result of an increase in average interest rates applicable to our variable rate debt. The effect of higher average interest rates was partially offset by lower average outstanding debt balances during 2004.

Income Taxes. From our formation in 1998 through 2002, we were not required to pay any income taxes. Because 2003 represented the first year in which we generated net income before income taxes on an annual basis, we incurred income tax expense of $0.7 million for 2003. As of December 31, 2003, we had provided a full valuation allowance against all of our net deferred income tax assets, other than the federal alternative minimum tax credit, because we were not able to determine that it was more likely than not that we would be able to realize these remaining deferred income tax assets, which consisted primarily of net operating loss carryforwards.

The third quarter of 2004 represented our eighth consecutive quarter of profitability. As of September 30, 2004, we evaluated the deferred income tax asset valuation allowance and determined that the majority of the allowance should be reversed. As part of our evaluation, we considered the profitability of our business, our ability to use these deferred income tax assets against future taxable income, possible restrictions on our ability to so use these assets due to limits on the number of years over which the assets can be carried forward, and annual use limits associated with Section 382 of the Internal Revenue Code. Based on information available as of September 30, 2004, we were able to determine that it is more likely than not that we will be able to use approximately $48.8 million of the remaining net deferred income tax assets. As of December 31, 2004, we maintained a valuation allowance of approximately $3.5 million, which primarily relates to state net operating loss carryforwards that we do not believe we will more likely than not be able to realize. As a result, we recorded a non-cash net deferred income tax benefit for 2004 of approximately $38.2 million, which was partially offset by current income tax expense of $1.1 million. We used $21.4 million of the net operating loss carryforwards to offset taxable income during the year ended December 31, 2004. As a result, we have approximately $192.6 million in net operating loss carryforwards remaining.

Net Income. Net income increased by $43.1 million, from $34.5 million for 2003 to $77.6 million for 2004.

2003 Compared With 2002

Revenue. Total revenue increased $74.5 million, or 26% percent, to $363.7 million for 2003 from $289.2 million for 2002. Revenue from network services increased $60.6 million, or 30%, to $263.9 million for 2003 from $203.3 million for 2002. Revenue from carrier services increased $13.6 million, or 23%, to $72.1 million for 2003 from $58.5 million for 2002. Revenue from integrated solutions increased $0.3 million, or 1%, to $27.7 million for 2003 from $27.4 million for 2002.

The increases in total revenue and revenue generated by network services and carrier services primarily resulted from an increase in the number of digital T1 transmission lines in service, from 16,236 lines as of December 31, 2002 to 22,454 lines as of December 31, 2003. Of the lines in service as of December 31, 2003, 74% were attributable to our network services business and 26% were attributable to our carrier services business. The rate at which we have increased our number of installed digital T1 transmission lines decreased in the fourth quarter of 2003, primarily as a result of account improvement programs we initiated during the quarter. As part of these initiatives, we began to terminate our provision of services to some of our carrier services customers.

Cost of Sales. Cost of sales increased to $143.1 million for 2003 from $122.8 million for 2002. In both years, cost of sales consisted primarily of leased transport charges and usage costs for local and long distance calls. Leased transport charges totaled $89.6 million, or 63% of cost of sales, for 2003 compared to $76.2 million, or 62% of cost of sales, for 2002. Usage costs for local and long distance calls totaled $37.7 million, or 26% of cost of sales, for 2003 compared to $33.8 million, or 28% of cost of sales, for 2002. These increases in cost of sales, including the increases in leased transport charges and usage costs, were primarily attributable to significant increases in the amount of network services and carrier services we sold for 2003. The increase in leased transport charges as a percentage of cost of sales was primarily due to an increase in the rates we are charged for leased transport facilities. The decrease in usage costs for local and long distance calls as a percentage of cost of sales was primarily due to increases in the amount of voice and data services that we provide using our own network and facilities.

Cost of sales as a percentage of total revenue decreased to 39% for 2003 from 42% for 2002. This decrease was primarily attributable to increases in the amount of voice and data services that we provide using our own network and facilities, and to our continuing efforts to increase network efficiency by eliminating digital T1 transmission lines that we do not believe generate sufficient revenue and by aggregating network traffic using points of presence located near clusters of our customers. Mandated regulatory reductions in the rates we charge interexchange carriers for interstate switched access services partially offset the effects of the foregoing factors.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $155.2 million for 2003 from $141.1 million for 2002. This increase was primarily attributable to an increase of $5.0 million in sales commissions related to increased total revenue and to an increase in salaries, wages and related benefits of $8.0 million related to an increase in our total number of employees. Selling, general and administrative expenses as a percentage of total revenue decreased to 43% for 2003 from 49% for 2002, primarily because the rate at which we have increased our total revenue has exceeded the rate at which our selling, general and administrative expenses have increased due to new employee hires.

Depreciation and Amortization. Depreciation and amortization expense decreased to $19.9 million for 2003 from $20.6 million for 2002. Depreciation expense decreased $0.5 million to $19.8 million for 2003 from $20.3 million for 2002. The decrease was largely attributable to the aging of some of our early equipment purchases beyond their depreciable lives. The decrease was offset in part by higher depreciation expense resulting from an increase of $28.7 million in property and equipment we purchased since December 31, 2002 as part of our network deployment and maintenance. Amortization expense was $0.1 million for 2003 and $0.2 million for 2002.

Interest Expense. Interest expense decreased to $10.7 million for 2003 from $14.7 million for 2002. Approximately $1.9 million of this decrease was attributable to a decline in market interest rates, which resulted in a reduction in the average annual interest rate accruing on borrowings under our existing senior secured credit facility to 4.59% for 2003 from 5.84% for 2002. In addition, approximately $2.2 million of this decrease resulted from our replacement of maturing interest rate swaps with new interest rate swaps that have lower fixed interest rates. In the third quarter of 2002, we replaced a mature interest rate swap having a notional amount of $50.0 million and a fixed interest rate of 6.14% with a new interest rate swap having a notional amount of $50.0 million and a fixed interest rate of 2.39%. In addition, during the first quarter of 2003, we replaced a maturing interest rate swap having a notional amount of $25.0 million and a fixed rate of 4.96% with a new interest rate swap having a notional amount of $25.0 million and a fixed rate of 2.06%.

Income Taxes. From our formation in 1998 through 2002, we were not required to pay any income taxes. Because 2003 represented the first year in which we generated net income before income taxes on an annual basis, we incurred income tax expense of $0.7 million for 2003.

Net Income. We generated net income of $34.5 million for 2003, compared to a net loss of $22.4 million for 2002.

Seasonality

Our historical operating results experienced some seasonality primarily relating to the portion of our revenue we derive from sales to customers in the higher education and hospitality industries. We expect that the revenue we derive from customers in these industries generally will be lower in the summer months as a result of reduced student enrollments and business-related travel during these months. In addition, the amount of revenue we generate from most of our business customers is based, in part, on the amount of services used by the customer, which is subject to seasonal variations based on the number of work days and employee vacation days in each quarter. Many of our customers generate for us less usage-based revenue during the summer months and the month of December.

Liquidity and Capital Resources

During the initial development stage of our business, we incurred significant losses from operating activities. Since the fourth quarter of 2002, however, our operations have generated sufficient cash flow to meet all of the cash requirements of our business, including our operating, capital and debt service requirements. Our ability to sustain a level of positive cash flow from operations that is sufficient to continue to meet all of our future operating, capital and debt service requirements is subject to the risks associated with our business, including those described under “Risk Factors,” and to changes in our business plan, capital structure and other events.

Source and Uses of Cash. Our net cash provided by operating activities was $20.4 million for the three-month period ended March 31, 2005, $10.5 million for the three-month period ended March 31, 2004, $57.9 million for 2004, $67.1 million for 2003 and $13.3 million for 2002. The increase in cash flows from operating activities of $9.9 million for the 2005 three-month period from the 2004 three-month period was primarily attributable to revenue increases that exceeded cost increases. The decrease in cash flows from operating activities of $9.2 million for 2004 compared with 2003 was primarily the result of a decrease in our gross margins due to access rate declines and the new rule adopted by the FCC in 2004 which limits the amounts we are permitted to charge long distance carriers when we do not provide service directly to the end user. The net cash generated by our operating activities for 2003 and 2002 was largely attributable to revenue increases that exceeded cost increases, as well as to positive working capital trends. We expect net cash provided by our operating activities to increase marginally for 2005 from 2004. We expect that this increase in net cash provided by our operating activities will be partially offset by the expected increase in interest expense associated with the anticipated increased borrowings that will be outstanding under the new senior secured credit facility after the completion of the offering.

We are subject to regulatory changes that may impair the cash flow we generate from our operating activities. In 2004, the final in a series of four mandated reductions in the rates we charge interexchange carriers for interstate switched access services significantly reduced the amount of revenue we earn for providing these services. In addition, in 2004 a new regulatory ruling that limits the access fees competitive carriers like us are able to collect from long distance carriers when we do not provide service directly to the end user further reduced our potential operating revenues. In total, these two regulatory changes reduced our potential operating cash flow by approximately $10.0 million. Although we are not aware of any additional regulatory changes that we expect will have a material adverse effect on our operating cash flow in 2005 or thereafter, additional regulatory changes are possible and some of these could have a material adverse effect on our operating cash flow and results of operations. Historically, we have been able to increase our operating cash flow in periods in which adverse regulatory changes have become effective by increasing the number of our customers and achieving additional network efficiencies. If we are unable to offset the effects of future adverse regulatory changes in a similar manner, those regulatory changes could negatively effect our operating cash flows and impair our liquidity.

In the 2005 three-month period, in 2004 and in 2003, we generated sufficient cash flow from operations to fund all of our capital and debt service requirements. Our investing activities during these periods consisted primarily of the purchase and installation of property and equipment. Our investing activities in the 2005 three-month period also included partial payment of the purchase price for our acquisition of assets, including a customer base, of Covista Communications and partial payment of the purchase price for our acquisition of American Long Lines. Our investing activities in 2004 also included partial payment of the purchase price for our acquisition of assets of Covista Communications. Of the total purchase price of $17.5 million for the assets of Covista Communications, we paid $14.6 million during 2004 and $0.4 million during the 2005 three-month period. The final payment to Covista Communications is contingent upon the average monthly run rate of the acquired customers during the seventh, eighth and ninth months following the closing of the Covista Communications acquisition in August 2004 and the amount of cash collected from the accounts receivable acquired from Covista Communications. The purchase price was reduced by approximately $2.3 million during the 2005 three-month period, primarily as a result of the applicable customer run rates and the cash collected from the accounts receivable. Before 2003, we relied on the proceeds from the sale of equity securities and borrowings to fund our investing activities. We used $38.6 million in net cash for investing activities in 2004, which included $24.0 million of capital expenditures. Net cash used in our investing activities was $24.0 million for 2003 and $30.8 million for 2002. All of these amounts were used for capital expenditures, other than $4.6 million attributable for 2002 to purchase price adjustments associated with our acquisitions of two companies.

We used net cash to fund financing activities of $7.2 million in the 2005 three-month period, $25.2 million for 2004 and $15.6 million for 2003. Our financing activities provided net cash of $5.0 million for 2002. Substantially all of the net cash used by our financing activities for the 2005 three-month period was used to repay borrowings of $7.2 million under our existing senior secured credit facility. Substantially all of the net cash used by our financing activities for 2004 was used to repay borrowings of $22.6 million and to pay debt issuance costs of $2.7 million. Substantially all of the net cash used by our financing activities for 2003 was used to repay $15.7 million of long-term borrowings. Primarily all of the net cash provided by our financing activities for 2002 was attributable to proceeds of $9.2 million from long-term borrowings, which were partially offset by repayments of long-term debt of $3.5 million. We expect that our net cash used to fund financing activities will decrease during 2006 as a result of the terms of our new senior secured credit facility.

As part of our treasury management efforts, we periodically assess our short-term liquidity requirements to determine if we have sufficient cash on hand to meet our needs. If we determine, as a result of that assessment, that our cash and cash equivalents exceed our short-term liquidity needs, we generally have sought to use those excess funds to make voluntary payments against the outstanding reducing revolving credit facility portion of our existing senior secured credit facility. As a result of this process, we made voluntary payments of $15.0 million during 2004 and $5.0 million during the 2005 three-month period against the principal amount outstanding under the reducing revolving credit facility portion of this facility. We expect that, following the offering, we may seek to maintain sufficient cash and cash equivalents to satisfy longer-term liquidity needs.

Cash Requirements. We have various contractual obligations and commercial commitments. We do not have off-balance sheet financing arrangements other than our operating leases.

The following table sets forth our future contractual obligations and commercial commitments as of December 31, 2004:

Contractual Obligations

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt obligations	$122,450	$3,934	$101,291	$17,225	$—
Capital lease obligations	9,676	3,748	4,515	1,413	—
Operating lease obligations	59,018	9,710	15,336	9,182	24,790
Purchase obligations	5,056	5,056	—	—	—
Other long-term liabilities	1,404	—	1,383	21	—

Total	$197,604	$22,448	$122,525	$27,841	$24,790

Our long-term debt obligations in the table above do not reflect the refinancing of our existing senior secured credit facility with term loan borrowings under our new senior secured credit facility of $160.0 million, which will require principal payments as described below. As of March 31, 2005, we had outstanding borrowings under our existing senior secured credit facility of approximately $115.8 million. The long-term debt obligations in the table above also do not include scheduled interest payments, which are generally based on LIBOR rates. After giving effect to the refinancing of our existing senior secured credit facility, we project interest to be $11.3 million for 2005, $13.0 million for 2006 and $12.3 million for 2007. The projected interest assumes a one percent increase per year through 2006 in LIBOR rates.

Long-Term Debt. During 2000, we obtained our existing senior secured credit facility, which was composed of a $100.0 million, eight-year term loan and a $55.0 million, eight-year reducing revolving credit facility from a syndicate of lenders. The agents under the facility are CIT Lending Services Corporation, which is one of our stockholders, and General Electric Capital Corporation, which is an affiliate of one of our stockholders. We amended and restated the facility as of March 31, 2004 and further amended the facility as of April 22, 2005. Under the March 2004 amendment and restatement, the term loan was reduced to $90.0 million and the reducing revolving credit facility was reduced to $49.5 million. The following description of our existing senior secured credit facility reflects these two amendments. We are required to apply borrowings under our existing senior secured credit facility to fund capital expenditures, permitted acquisitions of other businesses and a portion of our working capital requirements. We have granted the lenders under this facility a security interest in substantially all of our assets and in the capital stock of our subsidiaries.

On September 30, 2003 and December 31, 2003, we made our first two scheduled principal payments of $5.0 million according to the borrowings under the original provisions of the term loan. These provisions required us to make principal payments of $5.0 million by the last day of each of 20 consecutive fiscal quarters commencing on September 30, 2003. We amended these provisions as of March 31, 2004 to defer approximately 90% of each of the eight quarterly principal payments we were scheduled to make from March 31, 2004 through December 31, 2005. The amended provisions currently require us to repay the deferred amounts commencing on March 31, 2006 in four equal quarterly installments of $9.0 million ending on December 31, 2006.

The reducing revolving credit facility portion of our existing senior secured credit facility provided that amounts available for borrowing under that facility were reduced by $2.75 million on the last day of each of 20 consecutive fiscal quarters, beginning with our fiscal quarter ended September 30, 2003. We were required to repay any borrowings that may exceed the reduced maximum amount available under the reducing revolving credit facility before each scheduled reduction takes place. We amended these provisions as of March 31, 2004 to defer approximately 90% of each of the eight quarterly principal payments we were scheduled to make under these reduction provisions from March 31, 2004 through December 31, 2005. The amended provisions currently require us to repay the deferred amounts commencing on March 31, 2006 in four equal quarterly installments of $5.0 million ending on December 31, 2006.

Amounts borrowed under our existing senior secured credit facility that are owed to lenders that did not participate in the March 31, 2004 amendment of this facility, which represented approximately 10% of the outstanding principal, bear interest at our option at a LIBOR rate, which is approximately equal to LIBOR plus an applicable margin, or a base rate. The base rate is equal to the greater of a specified prime rate plus an applicable margin or the federal funds rate plus 0.50% plus an applicable margin. For these lenders, the applicable margin varies from 4.25% to 2.00% based on a formula tied to our level of indebtedness from time to time. As of March 31, 2005, borrowed amounts subject to this interest rate averaged 6.09%. Amounts borrowed under the facility that are owed to lenders that participated in the March 31, 2004 amendment of the facility, which represented approximately 90% of the outstanding principal, bear interest at our option at a rate equal to the LIBOR rate plus a margin of 4.25%, or a margin of 3.25% plus the higher of a specified prime rate or the sum of 0.50% plus the federal funds rate. As of March 31, 2005, borrowed amounts subject to this interest rate averaged 7.49%.

As of March 31, 2005, we had $115.8 million in borrowings outstanding under our existing senior secured credit facility and we had approximately $20.0 million in borrowings available under the reducing revolving portion of the facility.

New Senior Secured Credit Facility. Concurrently with the completion of the offering, we will enter into a new $200.0 million senior secured credit facility with a syndicate of financial institutions, which will replace our existing senior secured credit facility and will be secured by a first priority lien on substantially all of our assets and in the capital stock of our subsidiaries. On July 1, 2005, we entered into a binding commitment letter with CIT Lending Services Corporation, one of our significant stockholders, and Deutsche Bank Trust Company Americas, Merrill Lynch Capital Corporation and Canadian Imperial Bank of Commerce, each of which is an affiliate of one of the underwriters in the offering, relating to the new senior secured credit facility. We expect that the new senior secured credit facility will be composed of the following:

•	a $160.0 million term loan; and

•	a $40.0 million revolving credit facility.

We will use $115.8 million of the term loan borrowings to repay all amounts owed under our existing senior secured credit facility, which will terminate upon repayment, and we will use the remaining term loan borrowings to satisfy obligations in connection with the recapitalization transactions and the offering, as described under “Use of Proceeds.” As a result, we expect that there will be remaining borrowings of $40.0 million available under the revolving credit facility portion of the new senior secured credit facility following completion of the offering and the recapitalization transactions. We expect that the new senior secured credit facility agreement will require us to use borrowings available under the revolving credit facility only for working capital, capital expenditures and general corporate purposes.

Borrowings under the revolving credit facility portion of the new senior secured credit facility, which we expect will include a $20.0 million sub-limit for the issuance of letters of credit, may be drawn, repaid and redrawn until the stated maturity date. We also expect that a portion of the borrowings available under the revolving credit facility will be available for swingline loans that we may make on a same-day basis.

We expect that the stated maturity date of the new term loan will be six years following the closing date of the offering and that the stated maturity date of the new revolving credit facility will be five years following the closing date of the offering. We expect that we will be required to repay the following portions of the aggregate principal amount borrowed under the term loan during each of the years shown:

Year Following Closing	Percentage of Aggregate Principal Amount
Years 1 through 3	5.0%
Years 4 and 5	7.5%
Year 6	70.0%

We expect that we will be required to repay the aggregate principal amounts in years one through five in four equal quarterly installments and in year six in two semi-annual installments.

We expect that amounts borrowed under the new senior secured credit facility will bear interest, at our option, at the LIBOR rate, which will equal LIBOR plus an applicable margin of 3.50%, or at a specified base rate plus an applicable margin of 2.50%, provided that swingline loans will bear interest at the base rate. As of May 31, 2005, the LIBOR rate was 3.52% and the base rate was 6.00%.

We expect that the new senior secured credit facility will, in certain circumstances, be required to be prepaid with excess cash flow and the proceeds from asset sales, debt issuances and condemnation and casualty proceeds, subject to reinvestment rights.

To remain in compliance with the new senior secured credit facility, we expect that we will be subject to a number of covenants that will require us to maintain financial ratios on a consolidated basis. We expect that these ratios will include the following:

•	a maximum total debt to EBITDA ratio;

•	a maximum senior debt to EBITDA ratio;

•	a minimum interest coverage ratio; and

•	a minimum fixed charge coverage ratio.

We also expect that we will be subject to restrictions under the new senior secured credit facility that will significantly limit and, in some cases, prohibit our ability to incur additional indebtedness, pay cash dividends on our common stock, make capital expenditures and engage in mergers, acquisitions, asset sales and other specified corporate transactions. For a description of the types of operating and financial restrictions that we expect will be imposed on us under the new senior secured credit facility agreement, see “Risk Factors—Covenants in our existing senior secured credit facility restrict, and the covenants in our new senior secured credit facility are expected to restrict, our capacity to borrow and invest, which could impair our ability to expand or finance our operations.”

Failure to satisfy any of the financial covenants in the new senior secured credit facility would constitute an event of default under the terms of the new senior secured credit facility, notwithstanding our ability to meet our debt service obligations. To make scheduled principal payments associated with the new senior secured credit facility, and to continue to comply with the foregoing covenants, we will have to continue to generate substantial cash flow from operations. Our ability to do so will be subject to the risks of our business, including the risks discussed under “Risk Factors.”

Because the final terms of the new senior secured credit facility have not been agreed upon by us, the actual terms of the new senior secured credit facility may differ from the terms set forth above and any such differences may be material.

Capital Lease Obligations. As of December 31, 2004, we had capital lease obligations of $9.7 million. During the 2005 three-month period, we acquired a new switch in Newark, New Jersey, under a five-year capital lease agreement and we entered into 16 additional capital lease agreements for equipment and automobiles with a variety of rates and terms. As of March 31, 2005, $3.5 million remained outstanding on the capital lease for a switch in Anaheim, California, $3.6 million remained outstanding on the capital lease for the switch in Newark, New Jersey, and $6.1 million remained outstanding on our other capital leases, including $1.1 million relating to the leases executed during the 2005 three-month period.

Operating Lease Obligations. We have entered into various non-cancelable operating lease agreements, with expiration dates through 2021, for office space and equipment. Some of these leases have free or escalating rent payment provisions. We recognize rent expense under these leases on a straight-line basis. We began occupying our new corporate headquarters in January 2001 under a 20-year lease agreement. We expect that our annual rental payments under the lease will increase to approximately $2.0 million for the last ten years of the lease term. Our annual rental payments under the lease were $0.5 million for the 2005 three-month period and $1.8 million for 2004.

Purchase Obligations. Our purchase obligations as of December 31, 2004 represent non-cancelable contractual obligations for equipment and services.

Other Long-Term Liabilities. None of our other long-term liabilities as of December 31, 2004, which are composed of deferred revenue and the fair value of our interest rate swap agreement, will require us to make any payments during the periods presented or thereafter.

See Notes 5 and 11 to our audited consolidated financial statements appearing elsewhere in this prospectus for additional information regarding our debt, capital lease obligations and operating leases.

We expect that, to maintain and enhance our network and services and to generate planned revenue growth, we will continue to require significant capital expenditures. We made capital expenditures, principally for communications equipment, including assets we acquired under capital leases, of approximately $13.2 million in the 2005 three-month period, approximately $33.5 million in 2004, $28.7 million in 2003 and $26.4 million in 2002. We currently estimate that our capital expenditures will total approximately $47.0 million for 2005, and we expect to continue to make substantial capital expenditures thereafter. We expect to fund all of our 2005 capital expenditures from cash flows from operations and the net proceeds from the offering. We plan to make capital expenditures primarily for the following purposes during 2005:

•	to continue to acquire and install equipment to enhance and maintain our network;

•	to increase penetration of our existing markets;

•	to expand our operations into additional geographic markets; and

•	to make infrastructure enhancements, principally for our back office systems.

The actual amount and timing of our capital requirements may differ materially from our estimates as a result of regulatory, technological and competitive developments in our industry. As of March 31, 2005, we had entered into agreements with vendors to purchase approximately $5.0 million of equipment and services, of which we expect $4.7 million to be delivered and payable in 2005, $0.2 million to be delivered and payable in 2006 and $0.1 million to be delivered and payable in 2007.

As of March 31, 2005, we had a total of approximately $48.4 million of cash and cash equivalents. We believe that cash on hand, cash flow from operations, the net proceeds from the offering and borrowings we expect to be available under our new senior secured credit facility will provide sufficient cash to enable us to fund our planned capital expenditures, make scheduled principal and interest payments, pay dividends on our common stock, meet our other cash requirements and maintain compliance with the terms of our financing agreements for at least the next 12 months. Thereafter, we may require additional capital for network enhancements to provide increased capacity to meet expected increased demand for our services. The amount and timing of these additional network enhancements, if any, will depend on the anticipated demand for our services, the availability of funds and other factors. The actual amount and timing of our future capital requirements may differ materially from our estimates depending on the demand for our services and new market developments and opportunities. If our plans or assumptions change or prove to be inaccurate, the foregoing sources of funds may prove to be insufficient. In addition, if we successfully complete any acquisitions of other businesses or if we seek to accelerate the expansion of our business, we may be required to seek additional capital. Additional sources may include equity and debt financing and other financing arrangements, such as vendor financing. We may not be able to generate sufficient cash flow from operations according to our planned schedule, or to obtain any additional financing arrangements we may require or seek on terms acceptable to us. Any inability by us to generate or obtain the sufficient funds that we may require could limit our ability to increase our revenue or to enhance our profitability.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles, which require us to make estimates and assumptions. Of our significant accounting policies described in Note 2 to the consolidated financial statements included elsewhere in this prospectus, we believe that the following policies may involve a higher degree of judgment and complexity.

Revenue Recognition. We generate recurring operating revenue pursuant to contracts with our customers and non-recurring revenue pursuant to non-recurring agreements. We recognize revenue in accordance with generally accepted accounting principles, which require satisfaction of the following four basic criteria before revenue can be recognized:

•	there is persuasive evidence that an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the fee is fixed and determinable; and

•	collectibility is reasonably assured.

We base our determination of the third and fourth criteria above on our judgment regarding the fixed nature of the fee we have charged for the services rendered and products delivered, and the prospects that those fees will be collected. If changes in conditions should cause us to determine that these criteria likely will not be met for some future transactions, revenue recognized for any reporting period could be materially adversely affected.

Management makes estimates of future customer credits through the analysis of historical trends and known events. The provisions for revenue adjustments are recorded as a reduction of revenue when incurred. Since any revenue allowances are recorded as an offset to revenue, any future increases or decreases in the allowances will positively or negatively affect revenue by the same amount.

During 2003, we adopted the provisions of the EITF Bulletin No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF No. 00-21 provides additional guidance on revenue recognition for transactions that may involve the delivery or performance of multiple products, services or rights to use assets, or performance that may occur at different points in time or over different periods of time. The adoption of EITF No. 00-21 did not have an effect on our results of operations, financial position or cash flow.

Network Services and Carrier Services Revenue. We derive revenue primarily from our sale of communications services. Our service revenue consists principally of usage fees and monthly recurring fees.

Usage fees consist of fees paid by our customers for each call made, fees paid by the incumbent carriers in our markets as reciprocal compensation when we terminate local calls made by their customers, and access fees paid by carriers for long distance calls we originate and terminate. We recognize revenue related to usage fees when the service is provided. We bill usage fees in arrears and use estimates to recognize revenue for unbilled usage fees. Our ability to generate reciprocal compensation revenue and access revenue is subject to numerous regulatory and legal proceedings. Until these proceedings are ultimately resolved, our policy is to recognize reciprocal compensation and access revenue only when we conclude that our realization of that revenue is reasonably assured.

Monthly recurring fees include the fees paid by our customers for lines in service and additional features on those lines. Monthly recurring fees are paid by our end-user customers and are billed in advance. We recognize this revenue during the period in which it is earned.

We have arrangements where we recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition, which requires some non-recurring service activation and installation fee revenues that are payable in advance of the provision of services to be deferred over the average customer life. In accordance with those guidelines, we defer service activation and installation fee revenues and related costs and amortize them over the average customer life, primarily three years.

Integrated Solutions Revenue. We also derive revenue from sales of telecommunications equipment and software. Equipment revenue consists of fees our customers pay for equipment and for our system design and installation services. We recognize equipment revenue upon delivery and acceptance of the equipment. We derive software revenue through selling and supporting our proprietary telecommunications software. We recognize revenue related to software sales upon delivery and acceptance of the software in accordance with Statement of Position 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants and related interpretations. Support fees include fees for maintenance of our telecommunications software and fees for training the end user in the proper use of our telecommunications software. We recognize maintenance fees pro rata over the length of the underlying maintenance contract. We recognize training fees after the training obligation has been fulfilled.

Allowance for Doubtful Accounts. To determine our allowance for bad debts, we use estimates based on our historical collection experience, our assessment of current industry and economic trends, customer concentrations and our credit policies. As of March 31, 2005, we had reserved for $6.7 million of bad debts.

We have reserved for expected bad debt losses based on the factors referred to above, and believe our reserves are adequate. It is possible, however, that the sufficiency of our estimates could become materially inadequate as the composition of our receivables changes over time. We continually review and refine the estimation process to take account of these changes, but from time to time we may need to adjust our estimate to reflect actual experience.

Cost of Sales. Costs of sales are composed primarily of network costs, which are costs incurred for leased transport charges and for transmission of voice and data services over other carriers’ networks. These costs consist of both fixed payments and variable amounts based on actual usage and negotiated or regulated contract rates. We expense network costs as incurred. These costs include our estimate of charges for which we have not yet received bills, and are based upon the estimated number of transmission lines and facilities we have in service and our estimated minutes of use based on internal reports. Once we receive an invoice from a carrier, we begin a process of reconciling that carrier’s invoice to our internal reports. Once the reconciliation is complete, we follow contractual terms to dispute any erroneous billing and, ultimately, agree with the carrier on the final amount due. In some cases, this reconciliation process can take several months to complete. We may make subsequent adjustments to our estimates after we receive bills for the actual costs we incur, but we generally do not expect that these adjustments will be material to our operating results. Accordingly, our accrual for network costs includes estimates for which the reconciliation of the carriers’ invoices to our internal reports has not been completed. Because of the significance of access costs, the complexity of the systems that capture accrual information and the quantity of negotiated and regulated rates, we believe that the estimation of network cost accruals is a critical accounting policy.

Impairment of Long-Lived Assets. It is our policy to review our long-lived assets for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Factors we consider important and which could trigger an impairment review include the following:

•	significant under-performance of our assets relative to expected historical or projected future operating results;

•	significant changes in the manner in which we use our assets or in our overall business strategy;

•	significant negative industry or economic trends; and

•	a significant decline in fair market value of our common stock for a sustained period.

We determine whether the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the foregoing or other indicators of impairment. We determine if impairment exists relating to long-lived assets by comparing future undiscounted cash flows to the asset’s carrying value. If the carrying value is greater than the undiscounted cash flows, we measure the impairment based on a projected discounted cash flow method using a discount rate commensurate with the risk inherent in our current business model or another appropriate valuation methodology for comparison to the carrying value.

In 2002, SFAS No. 142, Goodwill and Other Intangible Assets, became effective and, as a result, we ceased amortization of approximately $51.2 million of goodwill, net of amortization, which was recorded as of December 31, 2001. We recorded approximately $2.9 million of amortization expense related to these amounts during 2001 and would have recorded approximately the same amortization expense related to these amounts in 2002. In lieu of amortization, we were required to perform an initial impairment review of our goodwill in 2002 and are required to perform an annual impairment review thereafter. We identified two reporting units, as defined in SFAS No. 142. The assessment of whether goodwill has been impaired is based on our estimate of the fair value of each reporting unit. During 2002, we performed a valuation analysis of each identified reporting unit. This valuation indicated that an impairment of goodwill existed as of January 1, 2002. Accordingly, we recorded a non-cash charge of approximately $13.0 million, reflecting our best estimate of the amount of impairment as of January 1, 2002, to reduce the carrying value of goodwill.

During 2003, we performed an annual assessment of our remaining goodwill through the application of a fair-value based test. This assessment indicated that the value of our remaining goodwill was not impaired as of January 1, 2003.

We subsequently chose to move the date of our annual assessment of the carrying value of our goodwill from January 1 of each year to July 1 of each year. To facilitate that change, we performed a valuation analysis with respect to the reporting entities in which our remaining goodwill resides. That analysis indicated that the value of our remaining goodwill was not impaired as of July 1, 2003. The 2004 annual assessment of the carrying value of our goodwill indicated that the value of the remaining goodwill was not impaired as of July 1, 2004.

The changes in the carrying value of goodwill from January 1, 2002 through March 31, 2005 were as follows:

Balance as of January 1, 2002	$51,216
Reclassification of employee workforce	1,525
Impairment charge	(12,976)

Balance as of December 31, 2002 and 2003	$39,765
Goodwill related to acquisition of assets from Covista Communications, Inc.	4,349
Recognition of acquired net operating losses	(7,419)

Balance as of December 31, 2004	$36,695
Goodwill related to acquisition of American Long Lines, Inc.	1,559
Purchase accounting adjustment	(2,874)

Balance as of March 31, 2005	$35,380

We reduced goodwill by $2.9 million during the 2005 three-month period primarily as a result of a purchase accounting adjustment related to the acquisition of assets from Covista Communications. This decrease was partially offset by an increase in goodwill of $1.6 million attributable to the Company’s acquisition of American Long Lines.

Because of the significance of long-lived assets and the judgments and estimates that go into the impairment calculation, we believe that our policies regarding impairment of long-lived assets are critical.

Stock-Based Compensation. In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, effective for fiscal years ending after December 15, 2002. This statement amended SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this statement amended the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 had no material effect on our financial results. As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic value-based method of accounting prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, do not recognize compensation expense for stock option grants made at an exercise price equal to or in excess of the estimated fair value of the stock at the date of grant. We have been unable to use an unrelated valuation specialist to provide us with the fair value of our common stock because of the likelihood that we would have to recapitalize before a market developed for our common stock. Absent a definitive plan to recapitalize, valuation specialists generally believed that our capital structure was too uncertain for them to be able to provide a firm valuation of our common stock. Alternatively, we used an internal valuation analysis, which consisted of an internal peer analysis and a discounted cash flow model, to provide an estimate of the fair value of our common stock on each date of grant. Our internal analysis assumed that the outstanding shares of Series A convertible preferred stock were converted into Class A common stock upon the existing terms of the Series A convertible preferred stock. Our internal peer analysis used the stock price performance of our most comparable public peers within the competitive local exchange carrier industry to develop an estimate of enterprise value. We attempted to eliminate company-specific price swings in this calculation by using the median enterprise value, expressed as a multiple of EBITDA, in our analysis. Our discounted cash flow methodology used a projection of our future cash flows, discounted at a rate equal to our weighted average cost of capital, to derive an estimate of our equity value. In periods prior to the effectiveness of the agreements pursuant to which we will complete the recapitalization transactions, we believe this process tended to produce an estimate of the fair value of our common stock that was greater than the anticipated initial public offering price of our common stock. Upon the completion of the offering, we will use the publicly traded share price of our common stock to determine its fair value. We estimate the fair value of each option grant on the date of grant based on the Black-Scholes option pricing model.

We account for options and warrants issued to non-employees under SFAS No. 123 and EITF Bulletin No. 96-18, Accounting for Equity Investments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods or Services. We accrue compensation based on the fair value of the options and warrants as a charge to expense over the period or periods the related services are performed. We adjust accrued compensation in subsequent periods to the measurement date for increases or decreases in the fair value of the securities issuable upon exercise of the options or warrants. Our agent incentive plan, under which we have issued warrants to some of our sales agents, is accounted for under EITF No. 96-18, because 20% of the warrants granted to an agent vest immediately, and the remaining 80% vest over the next four years and are dependent upon the generation and maintenance of specified revenue levels by the agent. We record compensation expense for the initial 20% of the warrants based on the fair market value of the warrants as of the grant date. We accrue compensation on the remaining 80% over the remaining service periods up to the applicable measurement date, which is the date at which the agent’s performance is complete. As a result, we periodically re-measure the value of the unvested options and warrants and recognize income or expense during the term over which the option or warrant vests.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) is a revision of SFAS No. 123, Accounting for Stock-Based Compensation that will require the expensing of stock options based on the fair value of the options on the date of grant as of the beginning of the first annual reporting period that begins after June 15, 2005. We are evaluating the requirements of SFAS No. 123(R) and expect that the adoption of SFAS No. 123(R) will have a material effect on our statements of operations and earnings per share. Based on unvested options outstanding as of March 31, 2005 and applying the Black-Scholes option pricing model, we estimate that our adoption of SFAS No. 123(R) will reduce our net income by approximately $3.8 million for 2006. This amount is not necessarily reflective of the actual amount that we will record in 2006, because it does not include the effect of any options we may grant after March 31, 2005 and because we have not, as of the date of this prospectus, selected an option pricing model or developed our estimate of expected forfeitures, which will be necessary upon adoption. Because of the potential material impact of SFAS No. 123(R) on our statement of operations and income per common share and the complexity of the related fair value calculation and estimates necessary to currently record stock-based compensation, we believe that our accounting policies for stock-based compensation are critical.

Income Taxes. We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. The asset and liability approach underlying SFAS No. 109 requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Management provides valuation allowances against the net deferred income tax asset for amounts that are not considered more likely than not to be realized. We must make significant estimates and assumptions about future taxable income and future tax consequences when determining the amount of the valuation allowance.

We consider all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a net deferred income tax asset. We use judgment in considering the relative impact of negative and positive evidence. In arriving at these judgments, the weight given to the potential effect of negative and positive evidence is commensurate with the extent to which such evidence can be objectively verified.

In the third quarter of 2004, we evaluated the deferred income tax asset valuation allowance and determined that portions of the allowance should be reversed. The evaluation considered profitability of the business, the ability to use these deferred income tax assets against future profitable amounts, and possible restrictions on use due to limits as to the number of years over which they can be carried forward and annual use limits associated with Section 382 of the Internal Revenue Code. Based on the information available, we were able to determine that it is more likely than not that we will be able to make use of approximately $48.8 million of the remaining net deferred income tax assets. As of March 31, 2005, we maintained a valuation allowance of approximately $3.6 million, which primarily relates to net operating loss carryforwards that we do not believe we are more likely than not to realize. Because of the significance of income taxes and the judgments and estimates that go into the calculation of income taxes, we believe that our income tax accounting policies are critical.

Purchase Accounting. We account for the purchase of a business by allocating the purchase price to the assets acquired and the liabilities assumed in the transaction at their respective estimated fair values. The most difficult estimations of individual fair values are those involving long-lived assets, such as property and equipment and intangible assets. We use available information to make these fair value determinations and, when necessary, engage an independent valuation specialist to assist in the fair value determination of the acquired long-lived assets. Because of the inherent subjectivity associated with estimating the fair value of long-lived assets, we believe that the recording of assets and liabilities acquired in conjunction with the acquisition of a business is a critical accounting policy.

In August 2004, we acquired a base of commercial customers, switches and related facilities of Covista Communications, Inc., a facilities-based provider of telecommunications services. Subject to final adjustment, we are obligated to pay a cash amount of approximately $15.2 million, including transaction costs. In accordance with our stated accounting policies related to purchase accounting, we determined the fair values of the assets acquired, including intangible assets, with the assistance of an advisor. Of the $15.2 million in purchase price, we allocated approximately $1.5 million to goodwill, which we expect will be deductible for tax purposes, approximately $11.2 million to customer-related intangible assets, which have useful lives ranging from three to five years, approximately $2.1 million to accounts receivable, and approximately $0.4 million to tangible assets.

The foregoing list of critical accounting policies is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for us to judge their application. There are also areas in which our judgment in selecting any available alternative would not produce a materially different result. In addition to reviewing the foregoing list, we encourage you to review carefully the notes to our consolidated financial statements included elsewhere in this prospectus, where you will find a more comprehensive description of our accounting policies, as well as additional disclosures that are required by generally accepted accounting principles.

Recently Issued Accounting Standards

In December 2003, the FASB issued Financial Interpretations No. 46, Consolidation of Variable Interest Entities, which was revised in December 2003 as FIN No. 46R. FIN No. 46R explains how to identify variable interest entities and how to determine when a business enterprise should include the assets, liabilities, noncontrolling interest and results of the financial statements of a variable interest entity. We adopted FIN No. 46R as of March 31, 2004. The adoption of FIN No. 46R did not have an effect on our consolidated financial statements, because we do not have any variable interest entities.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—An Amendment of ARB No. 43, Chapter 4. ARB No. 43, Chapter 4, Inventory Pricing, provides the general principles applicable to the pricing of inventory. Paragraph 5 of ARB No. 43, Chapter 4, provides guidance on allocating some costs to inventory.

SFAS No. 151 amends ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion should be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are evaluating the potential effect of our adoption of SFAS No. 151 on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets. SFAS No. 153 addresses the measurement of exchange of non-monetary assets. SFAS No. 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We are evaluating the potential impact of our adoption of SFAS No. 153 on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guide. SFAS No. 123(R) requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of grant. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render service. SFAS No. 123(R) is effective for public entities that do not file as small business issuers as of the beginning of the first annual reporting period that begins after June 15, 2005. SFAS No. 123(R) is effective for nonpublic entities as of the beginning of the first annual reporting period that begins after December 15, 2005. We will adopt SFAS No. 123(R) on January 1, 2006, requiring compensation cost to be recognized as expense for the portion of outstanding awards that are unvested, based on the fair value of those awards on the date of grant calculated using an option pricing model under SFAS No. 123 for pro forma disclosures. We are evaluating the requirements of SFAS No. 123(R) and expect that the adoption of SFAS No. 123(R) will have a material impact on our statements of operations and income per share. Based on unvested options outstanding as of March 31, 2005 and applying the Black-Scholes option-pricing model, we estimate that our adoption of SFAS No. 123(R) will reduce our net income by approximately $3.8 million for 2006. This amount is not necessarily reflective of the actual amount that we will record in 2006, because this amount does not include the effect of any new options we may grant after March 31, 2005 and because we have not, as of the date of this prospectus, selected an option-pricing model or developed our estimate of expected forfeitures, which will be necessary upon adoption.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the normal course of business. We manage the sensitivity of our results of operations to these risks by maintaining an investment portfolio consisting primarily of short-term, interest-bearing securities and by entering into long-term debt obligations with pricing and terms that we believe are appropriate. We do not hold or issue derivative, derivative commodity or other financial instruments for trading purposes, although we hold some derivative financial instruments to manage our exposure to fluctuations in interest rates. We do not have any foreign currency exposure.

Our major market risk exposure as of March 31, 2005 is to changing interest rates associated with borrowings we used to fund the expansion of our business and our historical operating losses. The interest rates that we are able to obtain on our borrowings depend on market conditions.

Our policy is to manage interest rates through a combination of fixed-rate and variable-rate debt and through use of interest rate swap contracts to manage our exposure to fluctuations in interest rates on our variable-rate debt. As of March 31, 2005, $115.8 million of our long-term debt consisted of variable-rate instruments that accrue interest at floating rates. As of the same date, through two interest rate swap contracts, we had capped our interest rate exposure through September 30, 2006 at a rate of 2.96% on $45.0 million of floating-rate debt and through April 1, 2005 at a rate of 2.06% on $25.0 million of floating-rate debt. A change of one percentage point in the interest rates applicable to our $45.8 million of variable-rate debt not subject to an interest rate swap contract at March 31, 2005 would result in a fluctuation of approximately $0.5 million in our annual interest expense.

Controls and Procedures

During the audit of our 2004 financial statements, our independent registered public accounting firm informed management and our audit committee that we had a reportable condition under standards established by the American Institute of Certified Public Accountants (and the interim standards of the Public Company Accounting Oversight Board). A reportable condition involves matters relating to significant deficiencies in the design or operation of our internal control that could adversely affect our ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements. Management and the audit committee were not informed whether or not the reportable condition was a material weakness under the standards of the AICPA. A material weakness is a condition that precludes the entity’s internal control from providing reasonable assurance that material misstatements in the financial statements will be prevented or detected on a timely basis. Under the existing AICPA standards, as we are not yet subject to Section 404 of the Sarbanes-Oxley Act of 2002, the determination of whether or not the reportable condition is a material weakness is not required. The reportable condition relates to the design and operating effectiveness of our internal controls over financial reporting, specifically our financial closing and reporting process. We believe that the significant deficiency in the design and operating effectiveness of the internal controls over our financial closing and reporting process contributed to errors in calculating earnings per share, recognizing our deferred tax asset under Statement of Accounting Standards No. 109, Accounting for Income Taxes, and adequately documenting our derivative transactions. The existence of this significant deficiency could result in errors in our financial statements.

To address the reportable condition and to achieve compliance with Section 404 within the prescribed period, our management plans to significantly increase staffing in the financial reporting area and adopt a detailed work plan to assess the adequacy of our internal control over financial reporting and remediate the identified reportable condition, as well as other deficiencies which may be identified as a result of this process. We believe that our remediation plan will cure the reportable condition.

BUSINESS

Overview

We are a competitive communications services provider guided since our formation in 1998 by the principle that delivering superior customer service is the key to competing successfully with other communications services providers. Our primary business is providing medium-sized and large business end-user customers in large metropolitan areas, such as New York City, Boston, Philadelphia, Washington, D.C., Chicago, Miami and Los Angeles/Orange County, with a package of integrated communications services that includes local and long distance voice services, data services and Internet services. We refer to these services as our network services. We supplement the revenue generated by our network services with sales of software applications, network integration services and managed services to our network services customers and other end-user customers and with sales of carrier services to other communications companies.

As of March 31, 2005, we had in service approximately 32,800 digital T1 transmission lines, which represent the equivalent of approximately 787,200 telephone lines, for approximately 12,900 core network services and carrier services customers in our 27-market service area. Revenue generated by these customers represented approximately 95% of our total revenue in 2004. We are headquartered outside of Rochester, New York and currently have approximately 1,200 employees, including approximately 320 direct sales professionals.

We focus our network services marketing efforts on medium-sized and large businesses and institutions that we believe will generate sufficient monthly revenue to support the technology and personnel required to deliver superior service. For the first quarter of 2005, our medium-sized and large business and institutional customers generated average monthly revenue per customer of approximately $2,500 and approximately 79% of our total revenue. By focusing our marketing efforts on these larger businesses and institutions that have significant communications needs, we believe that we achieve a competitive advantage over larger carriers that target a broad cross-section of residential, business and institutional customers. We do not focus our network services marketing efforts on smaller businesses and institutions that we believe will require the use of less than one digital T1 transmission line.

Our focus on providing superior customer service begins with the sales process. When meeting with a potential customer, members of our sales force attempt to use our internally-developed proprietary software to tailor services packages and pricing to meet the particular needs of each customer. Our sales force is supported by sales engineers and account development representatives who facilitate the initial provisioning of services and develop customer relationships that we seek to strengthen over time. We believe that our tailored pricing and services offerings and our dedicated account development programs are significant factors in customer retention. We also believe that our approach enables us to sell an increasing amount of products and services to each account as the customer relationship matures.

We seek to develop expertise in industries that we believe present significant opportunities for us. By identifying and targeting specific industries within designated markets, we believe our local sales forces are able to achieve superior knowledge of the particular communications needs of businesses within these industries. We then seek to repeat our industry-specific successes in one market in other markets in which those industries have a meaningful presence. We believe we have successfully pursued this strategy in the higher education, hospitality, healthcare and financial services industries, and in the public sector.

We emphasize network technology as an element of our business strategy to the extent that this element supports our delivery of high-quality and reliable service. We have deployed a flexible and reliable open technology network through a disciplined and capital-efficient strategy in which we lease the majority of our telephone and data transmission lines, but own our switches and other network electronics. We believe this network design allows us to support multiple technologies and to adapt readily to emerging technologies. We believe that this network deployment strategy enables us to enter new markets rapidly and to apply an increased amount of our initial capital expenditures in each market to the critical areas of sales and customer service support systems. Because we primarily deliver services over “special access” digital T1 transmission lines, rather than over DSL lines, unbundled network elements or DS-0 voice lines, we believe that our network provides our customers and our business with enhanced reliability compared to the networks of our competitors that employ other types of lines. “Special access” digital T1 transmission lines are a specific type of transmission line provided by incumbent carriers that are available at our customer locations, have been provided by the incumbent local telephone companies for years under a stable regulatory framework, and are supported by the carriers with dedicated account management and project management personnel for maintenance and provisioning.

We also seek competitive advantage by delivering, in addition to telephone and data services, application services offered primarily in the form of our proprietary telecommunications management software, network integration services, and billing, collection and other managed services for large institutional customers.

We seek to augment the internal growth of our customer base and cash flow by selectively acquiring companies that we believe will increase our penetration of existing markets, enable us to expand into new markets or enhance our ability to sell and deliver value-added services. In the past twelve months, we have acquired customers and other assets of Covista Communications, Inc., a reseller of long distance services to medium-sized business customers located primarily in the mid-Atlantic region, and we have acquired American Long Lines, Inc., a telecommunications company also primarily serving small and medium-sized businesses in that region. We believe that our business strategy will allow us to sell an increasing bundle of communications services to the customers we acquire through acquisitions.

We supplement the revenue generated by our core business with wholesale sales of carrier services to other communications companies.

Market Opportunity

We have deployed our network capital and sales professionals in the central business and suburban commercial districts of metropolitan markets that have high concentrations of medium-sized and large businesses and institutions. We believe the communications-intensive users within these markets are more likely to seek and value the high level of customer service and reliability we provide. Our marketing and sales efforts are targeted to customers that are at least medium-sized, which means that we believe they will require at least one digital T1 transmission line, or the equivalent of at least 24 telephone lines. As of March 31, 2005, we had installed an average of over two digital T1 transmission lines per our core network services and carrier services customer. Revenue generated by these customers represented approximately 95% of our total revenue for the first quarter of 2005.

We offered our services in the following 27 markets as of March 31, 2005: Albany (New York), Baltimore (Maryland), Boston (Massachusetts), Buffalo (New York), Chicago (Illinois), Connecticut, Ft. Lauderdale/Boca Raton (Florida), Long Island (New York), Los Angeles (California), Miami (Florida), New Hampshire, New York City (New York), Northern New Jersey, Northern Virginia, Orange County (California), Orlando (Florida), Philadelphia (Pennsylvania), Pittsburgh (Pennsylvania), Poughkeepsie (New York), Rhode Island, Rochester (New York), San Diego (California), Southern New Jersey, Springfield (Massachusetts), Syracuse (New York), Washington, D.C. and Westchester County (New York). In addition, we began to offer services in Tampa, Florida in May 2005.

Based on market data provided by GeoResults Inc., a data collection analysis company, we estimate that within the markets we serve there are over 450,000 potential medium-sized and large business customers as of September 2003 that collectively spent over $23.4 billion in 2003 for communications services. In 2004, our total revenue generated by end-user, network services customers was approximately $342.9 million, which represented approximately 1.5% of this aggregate amount. We believe that we have an opportunity to increase significantly the amount of revenues we generate in existing markets and to deploy new network capital and sales offices in additional markets that have similar characteristics, such as Atlanta (Georgia), Dallas (Texas), Detroit (Michigan), Houston (Texas) and San Francisco (California).

Our Strategy

Our objective is to be the most customer- and employee-oriented, facilities-based communications services provider to medium-sized and large businesses and institutions in our markets. To accomplish this objective, we seek to:

Provide superior service and customer care through a motivated and committed workforce. We believe that our target customer base, which is composed primarily of medium-sized and large businesses and institutions, is often underserved by traditional telephone companies. Based on our experience with customers and industry analysts, we also believe that many communications providers continue to focus primarily on the technology associated with delivering access, transport and basic voice and Internet access services, rather than on the customer service and consultative sales relationships that attract and retain customers and support the delivery of those services. We seek to gain a competitive advantage and differentiate ourselves from other carriers by building long-term customer relationships based on providing consistent and superior customer service. We believe that our employee training programs, billing and back office systems, customer service response teams, reliable network connections and employee benefit programs provide us with this competitive advantage. We seek to provide incentives to our dedicated workforce of approximately 1,200 employees through an attractive combination of cash compensation, equity ownership, other benefits, employee recognition awards and a flexible work environment. We believe that this blend of incentives attracts committed, motivated and loyal employees who strive to deliver high levels of service to promote customer satisfaction.

Offer a broad range of bundled services. We offer a flexible variety of network services, including our local and long distance voice services and our integrated data services, as an integrated package that is delivered over the same digital transmission lines. We attempt to augment this network services bundle with value-added integrated solutions, such as our proprietary telecommunications management software applications and our network integration offerings, that help to differentiate our services bundle from the services of our competitors and often to attract new customers. As a result, our customers frequently are able to fulfill their communications services requirements through one point of contact and to receive a monthly statement of charges for a full range of communications services on one integrated bill. We believe that this bundled approach to providing services simplifies the process of purchasing communications services for our customers and increases our flexibility to respond to the requirements of each customer.

Work closely with our customers to develop end-to-end communications solutions tailored to their particular needs. We believe that our sales and service approach, in which we consult with our customers to design services customized to their particular needs, is an effective strategy for attracting and retaining customers with complex communications needs. We have established local sales offices and hired sales personnel in each of our markets to provide an experienced, local account management team that offers face-to-face sales and personalized client care for our entire service offering. We believe that our service-driven customer relationship strategy results in high levels of customer satisfaction and will lead to an increase in demand for our services. By developing experience serving the specific needs of customers in several industries, we believe we are well-equipped to attract new customers in those industries and to sell additional services to existing customers.

Use our existing customer base and industry expertise to introduce new products and services and to expand selectively into new markets. We use relationships with our customers in existing markets to introduce new products and services. We believe that our close relationships with our customers and our dedication to customer service fosters an attractive environment for the introduction of new products and services that we believe may benefit the customer. We also seek to penetrate markets further and expand our network services business into new markets through our integrated solutions offerings. We frequently use these offerings to establish new customer relationships. Once a customer has purchased one of our offerings, our goal is to become the provider of choice for all of that customer’s communications needs by providing superior customer support. Because we offer and sell our integrated solutions on a stand-alone basis to customers outside of our markets when we believe it is economically or strategically advantageous, we seek to use these customers as reference accounts to increase penetration of existing geographic markets and industries with our network services and to enter new geographic markets and industries.

Selectively supplement our internal growth through targeted acquisitions. To supplement our internal growth, we have pursued a targeted acquisition strategy that has allowed us to increase penetration of our current markets, to expand into new markets and to increase our service offerings. We continue to seek acquisition candidates that will add customers and cash flow to our existing network services business or that will enhance our ability to sell and deliver value-added services. In accordance with this strategy, we focus our acquisition efforts on local and long distance providers, on enhanced service providers and on interconnect companies that sell, install and maintain data and voice networks for customers. We plan to continue seeking acquisitions of those types of businesses that we believe will enhance our package of service offerings, increase our customer base and bring experienced back office, technical and customer service personnel to our company.

Our Strengths

We believe that the following strengths help us to execute our strategy:

Our focus on medium-sized and large businesses and institutions that have significant communications needs, require complex integrated services and value superior customer support. We believe that our target customers most frequently make their communications purchase decisions based on a combination of factors in which the quality of customer service is as important as service offerings and price. By focusing on these customers, we believe that we are able to use our dedication to customer service and our bundled service offerings to win new business, to minimize customer turnover and to sell an increasing amount of products and services to each account as the customer relationship matures.

The ability of our sales force, customer service team and other employees to support our service offerings. We market our services through our direct sales force and through independent sales agents located throughout our markets. Our direct sales force and agents work closely with potential and existing customers to design tailored services bundles that meet specific, varying and evolving customer needs. Our technology enables our sales force to identify and acquire targeted customers rapidly and to tailor and price a variety of service choices to match the customer’s specific communication requirements. We seek to hire seasoned sales professionals and supplement the experience of our employees and sales agents with intensive training in our service offerings and in marketing our services in selected industry sectors. We seek to motivate and retain our sales employees, sales agents and agent support personnel with commissions and, with respect to our sales employees, long-term equity incentives. Our employee-oriented focus helps to foster a motivated and positive culture that we believe is essential to providing superior customer service.

Our capital-efficient and highly adaptive communications network. We believe that the flexibility and reliability of our existing network allows us to provide a superior customer experience at a reasonable price. We have followed a network deployment strategy in which we lease the majority of our telephone and data transmission lines, but retain control over critical network functions by owning our switches and other network electronics. As part of our network strategy, we connect our customers to our network primarily by leasing “special access” digital T1 transmission lines that we believe enable very fast installation times, decreased customer outages and reduced regulatory risks for our business. We lease a significant portion of these special access lines through competitively-priced bulk purchase agreements with other communications companies and internally manage the service quality on those lines through our network operations center. We believe that this network deployment strategy has allowed us to enter new markets rapidly and with relatively low capital cost. We also believe that this flexible network deployment strategy allows us to adapt readily to emerging technological innovations and to meet the evolving needs of our customers.

Our strong balance sheet and liquidity position. Customers purchasing our services often require that their communications service providers have ample liquidity to ensure that they receive superior customer care without significant risk of service interruption. We believe that our strong balance sheet should allow us to pursue successfully our targeted acquisition strategy. We are currently profitable and have generated net income on a quarterly basis since the fourth quarter of 2002. As of March 31, 2005, we had cash and cash equivalents of $48.4 million.

Our experienced and proven management team. Our management team has an established track record of accomplishments in the communications industry. Six members of our senior management team and a significant number of additional individuals whom we have employed since we commenced operations previously worked together for several years at ACC Corp., which was the first competitive carrier to use a network deployment strategy of leasing, rather than building, telephone and data transmission lines. Our executive officers have an average of over 18 years of experience in the telecommunications industry and are experienced in the integration of acquired businesses. Our management team also includes experienced personnel in all key functional areas, including sales, engineering, customer service, operations support systems, billing, finance and other back office functions.

Our Services and Solutions

We provide a range of voice and high-speed data network services on a retail basis to our end-user business and institutional customers. In addition, we offer a range of voice and high-speed data carrier services to other telecommunications companies. Our service offerings include core voice and data services, application services, network integration services and managed services. Our sales and marketing initiatives focus on bundling our products and services for sale to our core medium-sized and large business and institutional customers. We believe this bundling adds value for our customers and increases our share of our customers’ expenditures on communications services.

We have built our network, developed our back office systems and trained our employees and sales agents to support a significant line of services. We believe our ability to bundle a package of value-added communications services will enable us to build customer loyalty, increase the penetration of our existing markets and facilitate our entry into additional markets.

Network Services

We offer a range of network services to our retail end-user customers. Our current network services include voice services, such as local dial tone services, domestic and international long distance services and calling card services, as well as data services, such as Internet access services and outsourced private networking services. We expect that we will continue to expand these service offerings over time.

Local Telephone Services. Our local telephone services include basic local dial tone service, call waiting, call forwarding, call return, caller ID, voicemail, universal messaging, directory assistance, hunting, call pick-up, repeat dialing and speed dialing services. We also receive revenue from originating and terminating local traffic of other communications companies with customers on our network. We have entered into agreements with regional Bell operating companies and other large local telephone companies operating in our markets. These agreements currently allow us to offer local telephone services in 24 states and the District of Columbia.

Long Distance Services. We offer a range of dedicated long distance services to customers connected to our network. These include services that originate and terminate within the same local transport area and in different local transport areas, international services, 1+ outbound services and inbound toll-free services. We also offer ancillary long distance services such as operator assistance, calling cards and pre-paid long distance. In those instances where we are not able to connect a customer to our network, we resell the long distance services of other communications carriers through agreements we have entered into with those carriers. We generally sell our long distance services as part of a bundle that includes one or more of our local services offerings, our other network services offerings or our managed billing and customer care services.

Internet Connectivity and Other Networking Services. We currently offer our customers the following Internet connectivity and other networking services:

•	High-speed dedicated Internet access services. We offer integrated voice and Internet access over a single digital transmission line. With this service, our customers are able to obtain voice and Internet access services at competitive prices from a single source. We also offer our high-volume Internet access customers a specialized Internet access service that provides very high speed Internet access.

•	Virtual private network services. Virtual private networks are secure, outsourced networks that link multiple customer locations by using computer software to dedicate circuits solely for the customer’s use, instead of building a physical circuit to the customer. We offer virtual private network services to businesses seeking a cost-effective means of creating their own secure networks for communicating and conducting business with their employees, customers and suppliers.

•	Internet security services. To supplement our Internet access services, we offer data encryption services and electronic message screening services on a resale basis to customers that seek to minimize security issues associated with direct Internet access.

Carrier Services

We supplement the services we provide to end users with our offering of voice and data services to other communications providers and large-scale purchasers of network capacity. Our carrier services customers include communications companies that resell our local and long distance services, interactive voice response providers, providers of voice services over data networks, competitive carriers, web services providers and Internet service providers. We currently offer the following carrier services:

•	long distance termination;

•	long distance network services;

•	origination for competitive local providers and other carriers;

•	network security services for local resale service providers and other competitive carriers;

•	local access to Internet service providers;

•	high-speed Internet connectivity for Internet service providers and web services applications;

•	network optimization management software for competitive local providers and long distance carriers; and

•	colocation services in which the customer’s equipment is installed in our network equipment centers.

The majority of our carrier services revenue historically has been generated by long distance termination and origination for competitive local providers and other carriers. We provide our regional customers with the flexibility to extend their coverage areas without extending their operational centers or investing in additional personnel through the use of our centralized network equipment centers.

Integrated Solutions

As part of our package of solutions offerings, we offer a variety of customized services that help customers build and operate their own voice and data networks. Sales of these offerings often result in subsequent sales of one or more of our network services. These services, which we also offer in conjunction with the sale of our network services, enhance customer retention and frequently represent a decisive factor for customers that choose us over our competitors for the provision of network services.

Applications Services. Our Pinnacle software product provides our customers with many of the network management and cost allocation capabilities of a telecommunications carrier. Customers using our software are able to perform rate inquiries, initiate trouble ticketing, track work orders and perform other tasks associated with maintaining a large scale internal telecommunications network. In addition, our Pinnacle software customers can track and allocate the cost of voice, data and other communications charges at the individual, departmental and general ledger levels. Our target market segment for this product includes institutions with large internal telecommunications networks such as Fortune 1,000 companies, universities and government agencies. Although we focus on providing our Pinnacle software product as a value-added component of our bundled services offerings to this market segment, we also offer this software on a stand-alone basis.

Network Design and Implementation. We offer design, installation and maintenance services for networks, including local and wide area networks, located on our customers’ premises.

Customer Premise Equipment Sales, Installation and Leasing. We sell and install equipment located on our customers’ premises. This equipment includes private branch exchanges, local area networks, servers and routers. To complement our own work force, we establish relationships with local equipment installation companies to sell and install equipment we do not sell to our customers. We also facilitate the network integration efforts of select customers through our “Equipment for Services” leasing program. This program helps our customers secure financing to lease the telecommunications equipment they require. We bundle the associated lease payments on the customer’s regular invoices for the telecommunication services they purchase from us.

Network Management. Some of our customers outsource to us the operations and management of their private network. From our network operations center in Fairport, New York, we can use our advanced network, service management and impact analysis tools to monitor the networks of our customers 24 hours each day, for all seven days of the week, with a high degree of network reliability. Our field network technicians and maintenance partners provide corresponding network management services at our customers’ premises.

Network and Security Consulting. We help organizations develop and implement a comprehensive network security plan to protect their systems against unauthorized access. The key components of these plans are software or combinations of software and hardware that enforce a security boundary between two or more networks. In addition, we provide the installation, configuration and support of encryption and other security devices.

Managed Services. We provide billing and customer care services for the telecommunications resale programs of universities. As part of this service, we manage the provision of high-speed communications services, including high-speed Internet access and enhanced voice and video services, at universities and private student housing complexes. As of March 31, 2005, we provided these services at 93 campus locations representing potentially over 227,000 college students.

Our Network Architecture and Deployment

Our Flexible Network Strategy

We have developed, installed and continue to invest in a flexible voice and data network that facilitates delivery of our services. To deploy our network, we have employed a cost-effective strategy in which we combine telephone and data transmission lines we lease with other electronic network components we own and operate. When appropriate, we negotiate leases of telephone and data transmission lines with specified volumes and lease durations to reduce costs. When it becomes economically advantageous for us to do so, we expect to enter into similar long-term leasing arrangements for additional segments of the telephone and data transmission lines we need to operate our business. We believe that this network deployment strategy has allowed us to enter new markets rapidly and to offer our customers flexible technological solutions tailored to their specific needs. We also believe that this flexible network deployment strategy will allow us to adapt more readily to emerging technological innovations.

As part of our network strategy, we connect our customers to our network primarily by leasing “special access” digital T1 transmission lines that we believe enable faster installation times, decreased customer outages and reduced regulatory risks for our business. We currently obtain most of these digital telephone and data transmission lines, which provide a dedicated connection between our customers and our switches, from the regional Bell telephone companies or from other communications providers such as AT&T, Sprint Corporation, MCI and Time Warner Telecom Inc. These connections provide our customers with a minimum of 24 available channels over which we can provide our network services. Our strategy is to form relationships with multiple providers of the communications lines we need to improve service reliability through alternative network paths and to lower our costs through competitive procurement. We believe that our use of special access lines, which generally generate higher profit margins for our providers, allows us to foster stronger relationships with our providers and increases their desire to provide us and our customers with improved service.

Network Architecture

Our network infrastructure and operations support systems enable us to control the types of services we offer, how these services are packaged and how they are integrated to serve our customers. Based on our network technology, we offer basic and enhanced local and long distance services characteristic of a full-service provider of telecommunications services. We also employ a variety of network technologies and resale facilities to transmit voice, data and video signals to our customers at a reduced cost. We customize the mix and delivery of these services to fit the market, customer and regulatory requirements.

Our Lucent 5ESS AnyMedia switches have a variety of custom features, which reduce connect-time delays and efficiently direct calls throughout the network. Where feasible, our network uses a technology that automatically routes traffic to an alternative path in the event of a network outage and is designed to reduce the frequency and duration of service interruptions.

Our customers are connected to our network by telephone and data transmission lines which we lease from a variety of telecommunications carriers. We reach some other customers by connecting our network to the networks of other carriers and leasing the telephone and data transmission lines that connect their networks to their customers’ premises. As our customer base grows, we expect that we will replace leased telephone and data transmission lines with transmission lines we own and operate if we believe this investment is warranted in view of strategic, operational and financial factors.

Through our installation of at least two Cisco data routers at each of our 11 switch sites, we have completed the deployment of packet-switching technology to augment our current circuit-switching technology. We believe that this packet-switching technology will satisfy our customers’ current and projected future demand for high-speed data transmission in or among our markets. Circuit switch-based systems, which currently dominate the public telephone network, establish a dedicated channel for each communication, such as a telephone call for voice or fax, maintain the channel for the duration of the call, and disconnect the channel at the conclusion of the call. Packet-switched systems format the information to be transmitted into a series of shorter digital messages called “packets.” Each packet consists of a portion of the complete message plus the addressing information to identify the destination and return address. Unlike circuit-switching, packet-switching does not require a single dedicated channel between communication points. This type of communication between sender and receiver is known as connectionless, rather than dedicated. Most traffic over the Internet, which is a connectionless network, uses packet-switching technology.

The following table presents information about the geographic markets served by our 11 switches as of March 31, 2005:

Switch Site	Markets Served by Switch Site
Boston, MA	Boston New Hampshire Rhode Island Springfield

Rochester, NY	Rochester Buffalo Syracuse

Miami, FL	Miami Ft. Lauderdale/ Boca Raton/Daytona Beach Orlando

Philadelphia, PA	Philadelphia Pittsburgh Southern New Jersey

Albany, NY	Albany Connecticut Poughkeepsie

Washington, D.C. area	Baltimore Washington, D.C. Northern Virginia

New York, NY (two switches)	New York City Northern New Jersey Long Island Westchester County

Los Angeles, CA (two switches)	Los Angeles San Diego Orange County

Chicago, IL	Chicago

Total markets	27

In addition, our switch in Miami, Florida began to serve customers in Tampa, Florida in May 2005.

Network Infrastructure and Backbone Network. Our network backbone enables us to offer high-quality Internet access and virtual private networking services. This backbone consists of high-capacity fiber optic telephone and data transmission lines that we lease and that allows us to transport traffic between points on our network. We believe the cost-effective packet-switching technology we deployed on our backbone network will facilitate future expansion of our network to support growth, as well as provide network reliability and flexibility for the deployment of new service offerings.

The packet-switching portion of our backbone is based on Internet Protocol, which is an open protocol that allows unrelated computer networks to exchange data, and is the technological basis of the Internet. The Internet’s growth in recent years has focused intensive efforts worldwide on developing networks and programs based on Internet Protocol. Internet Protocol technology enables us to accelerate network traffic flow and makes it easier and less costly to manage our network. This technology generally makes more of the network capacity available for revenue-generating customer traffic. In addition to moving network traffic faster and in a more efficient manner, we anticipate this technology will provide us with the capacity to offer differentiated levels of service at higher prices for performance-sensitive programs, such as video conferencing, in the future.

Our backbone network provides a network switching presence close to the customer to reduce access and switching costs, and allows us to expand our network rapidly to meet customer demand. This regional design also enhances service reliability and allows us to improve quality and speed, because traffic generally does not have to be routed outside specific regions.

Our deployment of Internet Protocol technologies will allow us to integrate our Lucent 5ESS switches into our packet-switched network and provide voice services over our data network when it becomes advantageous for us to do so. We believe these technologies will enable us to transport long distance voice traffic over our backbone network at low incremental cost, while maintaining service quality. We expect that use of these technologies also will allow us to offer voice services to the customer’s premises at competitive rates. We plan to employ software that will allow us to manage voice call routing and processing and to integrate new service offerings.

As of March 31, 2005, we had approximately 64 million miles of long distance fiber transport capacity in service through an indefeasible right-to-use agreement with another telecommunications carrier. We also had approximately 32,800 digital T1 transmission lines in service to our end-user and wholesale customers as of that date.

Future Deployment Plans. Our future network deployment plans include the following:

•	network deployment in existing markets to expand our existing switching capacity to support additional digital T1 transmission lines as the need arises;

•	expansion into additional major metropolitan areas in which we have existing key customers through the installation of additional switches; and

•	improvement of network redundancy through the addition of new equipment and network connections to reduce the number of service interruptions and to increase transport speed.

In addition, we continue to consider new technologies as they are developed. We expect to replace our existing network elements with emerging technologies if we believe that the quality and cost of those technologies justify such a change.

Sales and Marketing

Sales Strategy. Our goal is to be the most customer- and employee-oriented network-based provider of communications services in our markets. We target medium-sized and large businesses and institutions that we believe can benefit from our value-added services. We pursue a decentralized sales strategy, which grants our sales representatives substantial flexibility to negotiate the pricing and other terms of our customer agreements, subject to meeting specified revenue and profitability requirements. For this strategy to succeed, we must be able to attract, train, motivate and retain skilled sales professionals. We seek to recruit sales representatives with experience working for other communications providers, telecommunications equipment manufacturers and network systems integrators in our existing and target markets. We then augment that experience with an extensive and continuing training program and with software tools that provide our sales representatives with the information they need to negotiate profitable customer contracts.

The sales teams in each of the markets in which we provide network services is led by a sales vice president, who is responsible for the acquisition and retention of all accounts in the applicable market and reports directly to one of our Co-Chief Operating Officers. Our sales vice presidents may serve more than one market. Each team generally includes branch sales managers, account managers, sales representatives, sales engineers and field technicians. Our sales teams use a variety of methods to qualify leads and schedule initial appointments, including developing relationships with local industry associations and obtaining customer referrals.

Our sales representatives generally make the initial customer contacts and sales, and serve as the principal customer liaison. At the time of the first sale, we assign the customer to an account manager who has responsibility for account follow-up and the sale of additional services. As we develop new services, the account managers target existing customers for further account penetration. We also staff our local sales offices with support specialists who assist the sales force and with a sales engineer who coordinates switching the customer to our service. These professionals may serve more than one market. Our service agreements with new customers generally have initial terms of three years that may be terminated by the customer at any time following a specified notice period and upon payment of a termination fee. Following expiration of the initial term, we seek to enter into a new fixed-term agreement with the customer. If a new agreement is not reached, the initial agreement will continue on a monthly basis until terminated by the customer or by us. Some of our integrated solutions agreements have initial terms of up to five years.

Pricing Strategy. For each prospective customer, our sales force uses proprietary software tools we developed to conduct profitability and pricing analysis for use in preparing proposals. This procedure serves to ensure that we maintain our focus on obtaining customers that meet our internal profitability standards, while illustrating the potential benefits that a customer may realize by using a broader bundle of our services. The focus of our pricing strategy is to allow our sales representatives maximum flexibility in pricing individual services so long as each bundled sale is profitable. In this way, our sales representatives can customize their sales approach, using our proprietary software, to the unique requirements and price sensitivities of each individual customer. We believe that this pricing flexibility provides our sales force with a competitive advantage over the sales efforts of many other telecommunications carriers. In addition, we believe this tailored approach to service pricing allows us to position ourselves as a flexible and responsive service provider at the initial point of contact with our customers.

Our Sales Force. As of March 31, 2005, we conducted our direct sales and marketing activities through approximately 320 employee sales representatives, including approximately 25 sales managers. As of the same date, we maintained a total of 30 sales offices in 12 states and the District of Columbia. Each sales office is staffed with at least one sales manager, who has primary responsibility for the results of that office. We use our sales offices not only to target businesses and other customers operating within our markets, but also to solicit and service national accounts. To increase operating efficiency, some of our sales offices support the sales teams for multiple markets.

We require each new member of our direct sales force to participate in an initial in-house training program, which includes seminars, on-the-job training and direct one-on-one supervision by experienced sales personnel. We also require members of our direct sales force to participate in an ongoing training program designed to enhance their knowledge of the communications industry, our services and the needs of our targeted customers. We seek to motivate our direct sales force with a compensation program that emphasizes commissions and eligibility for options to purchase our common stock. Our sales commission program is designed to reward account retention, as well as the addition of new customers.

The efforts of our direct sales force are complemented by marketing activities conducted by independent sales agents. As of March 31, 2005, we marketed our services through over 800 independent sales agencies. We seek to select sales agencies that are well known to medium-sized and large businesses and institutions in their markets, and we train our sales agents on how to retain and develop the customer accounts they introduce to us. For the first quarter of 2005, customers referred to us by our sales agents generated 35% of our network services revenue. As of March 31, 2005, 46 of our employees were dedicated to developing and supporting our agent program.

Customer Service. We believe that customer service has become a critical element in attracting and retaining customers in the communications industry. We have designed our customer service strategy to allow us to meet our customer needs rapidly and efficiently. The principal sales representative for each customer provides the first line of customer service by identifying and resolving any customer concerns before the delivery of service. Once we have begun to deliver service, we assign an account manager to each customer to supervise all aspects of customer relations, including account collections and complaint resolution, and to provide a single point of contact for all customer service issues. Both the principal sales representative and the account manager work with our network operations center when technical assistance is needed. The operations center staff evaluates any out-of-service condition and directs remedial action to be implemented by our technical personnel or, where appropriate, our equipment vendors or external service providers. In addition, the operations center staff maintains contact with the customer and prepares reports documenting the service issue and any corrective action taken. The account development representative or sales representative also may assist in communications with the customer until the out-of-service condition has been corrected.

Marketing. In our markets, we seek to position our company as the high-quality alternative for communications services by offering network reliability, increased customer support and a broad spectrum of communications services at competitive prices. We intend to continue to build our reputation and brand identity by working closely with our customers to develop services tailored to their particular needs. We implement targeted promotional efforts that emphasize the breadth of our communications solutions and our ability to deliver a cost-effective integrated services package to our target customer base.

To support direct marketing programs, our marketing staff builds and maintains a prospect database for each primary market based on the number of access lines, usage of long distance service, demographic data and concentration of potential customers. Before entering a market, we develop a profile of prospective customers using our own databases, as well as those of third parties. We initially target high-volume communications users with name recognition in the local business community. Securing these “anchor tenants” as customers facilitates our sales efforts in the local market and provides us with customer references for potential new accounts.

Our Back Office Systems

Our information systems and procedures for operations support and other back office systems enable us to price our services competitively, to meet the needs of our customers and to interface with other carriers. We believe our information systems also provide us with a long-term competitive advantage by enabling us to implement services in our markets rapidly and to shorten the time between our receipt of a customer order and our generation of revenue.

We believe that our ability to provide our customers with a single integrated bill for all services is a key factor in satisfying and retaining our customers. Our bills are available in a variety of formats that can be tailored to a customer’s specific needs. For example, we provide account codes that enable a customer to track expenses by employee, department or division. To help manage its costs, a customer also is able to use codes to restrict calling by individuals. Viziqor Solutions serves as our billing system provider. The Viziqor billing system provides us with data regarding payments and credit history, creates reports that track accounts receivable aging and churn, and tracks agent commissions and margin reports. We have implemented additional billing enhancements and have evaluated additional software for traffic analysis, line cost audit and operational financial reporting. We also have implemented Web Front, an advanced delivery system that currently provides customers with web-based access to their accounts. We expect that this system also will integrate customer bills with traffic reports for on-line access and enable customers to activate or change facilities without our direct involvement.

We believe that advanced back office systems are necessary to enable our employees to provide our customers with consistent, high-quality service. We have therefore developed our back office systems and procedures according to an internal management system that works to document best practices and duplicate them throughout our organization. As a result of our efforts, we have received ISO 9001:2000 registration, which refers to a series of documents that provide international guidelines on management systems and procedures. We obtained this third-party verification by documenting the processes we use to respond to, monitor and fulfill customer requests and implement best practices throughout our organization. We believe that maintaining the documentation and processes required to support this ISO 9001:2000 registration helps us to ensure that customer related processes are consistent throughout our organization, which in turn helps us to maintain a consistent customer experience regardless of service location.

We have developed the information systems and procedures for operating system support and other back office systems necessary to enter, schedule, fill and track a customer’s order from the point of sale to the installation and testing of service. These information systems also link our trouble management, inventory, billing, collection, facility management and customer service systems. MetaSolv Software, Inc. has developed our operations support systems for managing customer, network and equipment orders. MetaSolv’s software manages our ordering, service provisioning, network inventory management and design, trouble resolution, gateway interconnections and work-flow management business functions. We have implemented an equipment management system and circuit inventory to track our network facilities. In addition, we have implemented service order management and tracking systems that are linked to the billing system, and electronic gateways to incumbent carriers to allow for automated and rapid provisioning, local number portability and new service offerings.

Acquisitions

To supplement our internal growth, we pursue a targeted acquisition strategy that seeks acquisition candidates that fulfill one or more of the following objectives:

•	increase our penetration of existing markets;

•	expand into new markets; and

•	enhance our ability to sell and deliver value-added services.

We focus our acquisition efforts on local and long distance providers, on enhanced service providers and on interconnect companies that sell, install and maintain data and voice networks for customers.

Since our formation, we have completed the following eight acquisitions for a total consideration of $88.8 million, including shares of common stock valued for purposes of the acquisitions at $45.2 million:

•	Standard Communications, Inc. (November 1998). The customer base of this long distance reseller headquartered in Tarpon Springs, Florida and doing business as SCI Long Distance Telephone.

•	Telperion Development Corporation (June 1999). The professional staff and specified assets of this Internet consulting company headquartered in Newark, New York.

•	East Florida Communications (August 1999). A local and long distance reseller and equipment provider headquartered in Daytona Beach, Florida.

•	Campuslink Communications Systems, Inc. (September 1999). A provider of integrated telephone, video, data and other communications services primarily to colleges and universities and the privatized student housing market.

•	Pinnacle Software Corporation (April 2000). A professional services and software company headquartered in Pittsford, New York.

•	Data Voice Networks, Inc. (May 2000). The assets of a company headquartered in Eddystone, Pennsylvania, which designs and implements data networks for small to medium-sized businesses and distributes data products for Cisco Systems and other vendors.

•	Covista Communications, Inc. (August 2004). Assets of this facilities-based provider of telecommunications services headquartered in Chattanooga, Tennessee, including a base of small and medium-sized business customers located primarily in the mid-Atlantic region.

•	American Long Lines, Inc. (February 2005). A telecommunications company serving primarily small and medium-sized businesses in the mid-Atlantic region.

Competition

The telecommunications industry is highly competitive. We compete primarily on the basis of the price, availability, reliability, variety and quality of our service offerings and on the quality of our customer service. Price competition in the markets for various telecommunications products and services has been intense and is expected to increase. Our competitors in the provision of local and long-distance telecommunications include:

•	incumbent carriers such as Verizon, SBC and BellSouth;

•	established long-distance operators such as AT&T, MCI, Sprint and other competitive carriers like us; and

•	other types of companies, including wireless carriers, resellers, cable companies, Internet service providers, satellite carriers, equipment vendors, network integration outsourcing vendors, electric utilities and businesses offering long distance data and voice services using the Voice over Internet Protocol, or VoIP.

Incumbent Carriers. As a result of the growth of the overall market and the number of customers that will be open to alternatives, we believe that our primary competition in each of our markets will continue to be the incumbent carriers, which are the large, established local telephone companies such as the regional Bell operating companies. These companies offer a comprehensive package of local, long distance and Internet services to their customers in direct competition with us.

Incumbent carriers generally have long-standing relationships with their customers, have financial, technical and marketing resources substantially greater than ours and have the potential to subsidize competitive services with revenue from a variety of other businesses. While the Telecommunications Act of 1996 and past FCC and state regulatory commission decisions establish extensive obligations on the incumbent carriers to allow non-incumbent carriers such as us to interconnect with the facilities of the incumbent carriers, the scope of those obligations have been narrowed pursuant to court decisions and regulatory changes described below. These developments, as well as increased pricing flexibility for, and relaxation of regulatory oversight of, the incumbent carriers, may have a negative effect on our business.

Recent FCC decisions and initiatives provide incumbent carriers with increased pricing flexibility for their private line and special access and switched access services, and with substantially expanded pricing flexibility and deregulation for some of these access services after designated competitive levels are reached. These recent FCC decisions and initiatives provide that, when an incumbent carrier demonstrates that competitors have made specified competitive inroads in providing a specified federally-regulated service in a geographic area, the incumbent carrier in that area may offer discounts to large customers through contract tariffs, engage in aggressive volume and term discount pricing practices for its customers, or otherwise free itself of regulatory constraints. Regulators in some states have adopted or are considering similar forms of deregulation. These actions could have a material adverse effect on competitive carriers, including us, that compete with the incumbent carriers.

Established Long-Distance Operators and Other Competitive Carriers. We also face, and expect to continue to face, competition from other current and potential market entrants. Consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry, as well as the development of new technologies, could give rise to significant new competitors and could put us at a competitive disadvantage. Established long-distance carriers such as AT&T, MCI and Sprint have made significant inroads into the marketplace for local and other services and already possess a significant customer base. More recently, two mergers have been announced, each of which would combine one of the largest long-distance operators with one of the regional Bell operating companies. The mergers between AT&T and SBC and between MCI and Verizon, if approved, would increase the strength of those combined companies in both the local and long distance markets, significantly altering the national telecommunications landscape. The mergers would also decrease the competitive alternatives available to us for various network elements and services. Many other incumbent and non-incumbent carriers also are expanding their facilities-based and non-facilities-based offerings in the long-distance market. Other new entrants, or competitive carriers, already have established local operations in some of our current and target markets. Many competitive carriers and some long-distance companies have been struggling financially, but we cannot accurately predict which of these carriers will be able to continue to compete effectively against us over time. We also cannot accurately predict all of the changes that the marketplace for telecommunications services may continue to experience. For instance, prices in the long distance market have declined significantly in recent years and are expected to continue to decline, but we cannot predict the degree to which this may affect our competitors or our business.

Other Types of Companies. Other current and prospective competitors in the local and long-distance voice and data markets include:

•	wireless carriers;

•	Internet service providers;

•	VoIP providers;

•	cable television companies;

•	electric utilities; and

•	others, such as resellers of local and long-distance telephone services, microwave carriers, service providers offering alternative access methods and private networks built by large end-users.

Wireless Carriers. Technological advances and the entry of new competitors in wireless communications will provide increased competition for us. National carriers such as Sprint, Verizon Wireless, Nextel Communications, Cingular Wireless and T-Mobile USA, as well as smaller regional companies, provide local and long-distance services that increasingly are viewed by consumers as competitive with the offerings of wireline telecommunications carriers such as us. Cingular recently consummated its merger with AT&T Wireless, Sprint and Nextel recently announced that they intend to merge, and other wireless carriers may follow suit, creating economies of scope and scale that could increase the ability of these companies to compete in the marketplace. Recent advances in technologies also allow wireless carriers to provide not only voice but also data transmission and Internet access services. The introduction of fixed wireless applications has facilitated the creation of companies which are in the process of installing equipment and building networks that may offer the same types of services that we offer or intend to offer.

Internet Service Providers. Advances in digital transmission technologies have created opportunities for voice services to be transmitted over the Internet. Internet service providers, such as AOL, Earthlink, Inc. and others, are exploring ways to become telecommunications service providers or to exploit their market position through new initiatives and strategic partnerships with large, well-funded incumbent carriers and other providers.

VoIP Providers. We expect to face increasing competition from companies offering long distance data and voice services using VoIP. The emergence of these companies could present a competitive threat, principally because, although the FCC has begun to issue orders addressing the jurisdictional nature of VoIP, the regulatory status of Voice over Internet Protocol is largely unsettled and providers of such service may be able to avoid costly regulatory requirements, including the payment of intercarrier compensation and universal service fees. This could impede our ability to compete on the basis of price.

Cable Television Companies. Cable television companies such as Comcast Corporation, Cox Communications and Time Warner Cable have continued aggressively to deploy telecommunications and broadband Internet access services to customers on a broad scale. These companies initially deployed telecommunications services using circuit-switched facilities, but, increasingly, these companies are using VoIP applications and other technologies to provide voice services in a less costly, more efficient manner.

Electric Utilities. The electric utility industry has begun to develop technologies to permit broadband communications to be deployed over existing powerlines and related infrastructure. These services, commonly referred to as broadband power line communications, or PLC, could eventually enable electric utilities to provide voice and data services. Although broadband PLC is still in its infancy, the FCC has already begun to develop a regulatory framework for its deployment, and a number of electric utilities are conducting field trials of this service. We cannot predict whether or when broadband PLC becomes commercially viable and, if it does, the extent to which it may threaten the competitive standing of carriers such as PAETEC in the telecommunications marketplace.

Most of the competitors identified above have significantly greater market presence, engineering and marketing capabilities, and financial, technological and personnel resources than we have. As a result, compared to us, our competitors may be able to develop and expand their network infrastructures and services offerings more efficiently or more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisitions and other opportunities more readily, and devote greater resources to the marketing and sale of their products and services. Further, they may succeed in developing and expanding their communications and network infrastructures more quickly than we can.

We believe that new competitors, including large computer hardware, software, media and other technology and telecommunications companies, will enter the tailored, value-added network services market, resulting in even greater competition. Some telecommunications companies and online services providers are currently offering or have announced plans to offer Internet or online services, or to expand their network services. Other companies, including Time Warner, also have obtained or expanded their Internet access products and services as a result of acquisitions. These acquisitions may permit our competitors to devote greater resources to the development and marketing of new competitive products and services and the marketing of existing competitive products and services. In addition, the ability of some of our competitors to bundle other services and products with outsourced corporate networking services or Internet access services could place us at a competitive disadvantage.

Properties

We occupy our corporate headquarters, which includes our network operations center and a sales office, in Fairport, New York, which consists of approximately 100,000 square feet of office space, under a 20-year lease expiring in April 2021.

As of March 31, 2005, we maintained 30 sales offices in various U.S. locations under leases expiring between August 2005 and April 2010. These offices contain a total of approximately 154,000 square feet of office space and range in area from approximately 2,000 square feet to approximately 20,000 square feet. The following table lists the location of each of our sales offices:

California	Massachusetts	Pennsylvania
Culver City	Boston	Eddystone
Irvine	Waltham	Horsham
Ontario		Pittsburgh
San Diego	Maryland
	Baltimore	Rhode Island
Connecticut		Providence
Hartford	New Hampshire
Manchester

Florida	New Jersey	Metropolitan
Daytona Beach	Clark	Washington, D.C.
Fort Lauderdale	Voorhees	Sterling, Virginia
Orlando		Washington, D.C.

Illinois	New York
Chicago	Albany
Itasca	Buffalo
Fairport
Long Island
New York City
Syracuse
White Plains
Williamsville

We maintain 11 leased network equipment sites that contain a total of approximately 83,000 square feet of equipment space, which we generally occupy with our network equipment and the equipment of our customers and other end users. Our leases for the sites, which range in area from approximately 5,000 square feet to approximately 11,000 square feet, expire between March 2006 and November 2013. The following table lists the location of each of our network equipment sites:

California Los Angeles (two sites)	Massachusetts Boston	Pennsylvania Philadelphia

Florida Miami	New York Albany	Virginia Sterling

Illinois Chicago	New York City (two sites) Rochester

We intend to lease additional sales offices and network equipment sites as we expand. We believe that necessary space will be available on a commercially reasonable basis to accommodate our anticipated growth.

Intellectual Property

Our ability to compete depends in part upon our proprietary rights in our technology and business procedures and systems. We rely on a combination of contractual restrictions and copyright, trademark and trade secret laws to establish and protect these proprietary rights. It is our policy to require employees, consultants and, if warranted based on the service to be provided, vendors to execute confidentiality agreements upon the commencement of their relationships with us. These agreements provide that confidential information developed or made known during the course of a relationship with us must be kept confidential and not disclosed to third parties except in specific circumstances.

We consider our trademarks to be of material importance to our business plans. We have been granted federal trademark/service mark registration for the following marks: PAETEC COMMUNICATIONS, INC. (with logo design) (pending registration), PASSIONATE ABOUT QUALITY, WHERE PHONE SERVICE HAS BECOME AN ART, WHERE COMMUNICATIONS HAS BECOME AN ART, TECPATH and CAMPUSLINK. Federal registration of trademarks and service marks is effective for an initial period of ten years and is renewable for as long as we continue to use the marks.

Employees

As of March 31, 2005, we had 1,201 full-time employees. Of these employees, 413 were employed in corporate management and administration and 331 were non-salaried employees. None of our employees are covered by collective bargaining contracts. We consider our relationships with our employees to be good.

Legal Proceedings

From time to time, we are subject to legal proceedings within the normal course of operations. We are not a party to any pending legal proceedings that we believe would, individually or in the aggregate, have a material adverse effect on our business, financial condition or results of operations.

The Department of Justice and the FCC are conducting investigations of billing practices by MCI (formerly WorldCom) and related issues involving companies that terminated or otherwise may have handled traffic on behalf of MCI. In late 2003, we received a document subpoena in connection with a federal grand jury investigation convened by the Department of Justice and a letter of inquiry from the FCC seeking information concerning agreements between us and MCI. The letter of inquiry indicated that the FCC was investigating allegations that we may have violated the Communications Act of 1934 and related rules by the direct or indirect withholding, substituting or modifying of information associated with interstate interexchange traffic. We have denied having engaged in any such conduct and have produced responsive information to the Department of Justice and the FCC. Although the FCC informed us in May 2005 that it does not anticipate that it will take action against us at this time with respect to these matters and the Department of Justice has not indicated that it will take any action, we cannot predict the duration or outcome of these investigations.

MCI-WorldCom Network Services, Inc. sued us in February 2005 in the U.S. District Court for the Eastern District of Virginia in an attempt to recover approximately $5.6 million in access charges which the carrier paid to us between October 2003 and June 2004. We imposed the challenged charges for the use of our network to route calls from end-user customers of various wireless companies to the interexchange carrier for completion to the toll-free numbers of its subscribers. The carrier claims that the access service we performed in connection with these calls was unnecessary, unwanted and without justification in our applicable access tariffs, and is seeking damages, costs and attorneys’ fees, and a declaratory judgment that we have no right to collect the charges. We have denied these claims, and contend that the services we performed were legitimate, beneficial and appropriate under our tariffs, FCC rulings and other applicable authority, and that the access charges we assessed were therefore properly collected and retained. We have counterclaimed to recover approximately $2.0 million, plus attorneys’ fees, for other access charges that the interexchange carrier has withheld in connection with this dispute.

We initiated a suit in December 2003 in the U.S. District Court for the District of Connecticut against the Southern New England Telephone Company in which we sought to collect over $2.0 million in unpaid bills, plus costs and attorneys’ fees, for compensation for calls originated by the incumbent carrier’s subscribers and terminated by us to various Internet service providers. Southern New England Telephone Company had counterclaimed to collect between $2.0 million and $3.0 million, plus costs and attorneys’ fees, for switched access charges it claimed we owed for the same calls, on the grounds that the Internet service providers are outside the local calling area of the subscribers placing the calls. In June 2005, we signed a settlement agreement with Southern New England Telephone Company under which it has agreed to pay us approximately $1.3 million and to release us from any and all claims that it had or could have asserted against us in this proceeding. We have agreed to a similar release of Southern New England Telephone Company.

REGULATION OF OUR SERVICES

Our services are subject to varying degrees of federal, state and local regulation. Under the Communications Act of 1934, as amended by the Telecommunications Act of 1996, the FCC’s rules and comparable state laws and regulations, we and other competitive carriers are required to provide service upon reasonable request and to interconnect their networks with the networks of other carriers, and are subject to other regulatory obligations, some of which we describe below.

The FCC exercises jurisdiction over our facilities and services to the extent they are used to provide, originate or terminate interstate or international communication services offered to the public. State regulatory commissions regulate the same facilities and services to the extent they are used to originate or terminate intrastate communication services offered to the public. In addition, as a result of the passage of the Telecommunications Act of 1996, state and federal regulators share responsibility for implementing and enforcing rules to allow new companies to compete with the traditional monopoly local phone companies.

Existing federal and state regulations are currently subject to changes by federal and state administrative agencies, judicial proceedings, and legislative action that could change, in varying degrees, the manner in which we operate. We cannot predict the outcome of these proceedings or actions or their impact upon the telecommunications and Internet service industries generally or upon us specifically. We are also subject to a variety of local regulations in each of the geographic markets in which we operate.

Federal Regulation

We are regulated by the FCC as a non-dominant carrier subject to minimal regulation under the Communications Act. Both the Communications Act and the FCC’s rules and policies implementing it generally favor entry into local and other telecommunications markets by new competitors, such as us, and seek to prevent anti-competitive practices by incumbent carriers.

Under the Communications Act, we are subject to the general requirement that our charges and regulations for communications services must be “just and reasonable” and that we may not make any “unjust or unreasonable discrimination” in our charges or regulations. The FCC must grant its approval before any change in control of any carrier providing interstate or international services, or of any entity controlling such a carrier, or the assignment of any authorizations held by such a carrier. Carriers such as us are also subject to a variety of miscellaneous regulations that, for instance, require the filing of periodic revenue and service quality reports.

Federal Regulations Affecting Network Services. The FCC requires all providers of communications services to the public, including non-dominant carriers such as us, to receive an authorization to provide or resell international telecommunications services. The FCC also has jurisdiction to act upon complaints against any providers of communications services to the public for failure to comply with their statutory obligations. The FCC generally has the power to modify or terminate a carrier’s authority to offer long distance or international service for failure to comply with federal laws or the rules of the FCC, and may impose fines or other penalties for violations.

The FCC no longer requires non-dominant carriers to file tariffs with respect to long distance access, and does not permit tariffing of domestic long distance or international service, but instead requires carriers to post their interstate end-user and international long distance tariffs on the Internet and otherwise make their rates, terms and conditions for these services available to customers. As a result, our non-tariffed offerings may no longer be subject to the “filed rate doctrine,” which provides that the terms of the filed tariff control all contractual disputes between a carrier and its customers. The current regulatory scheme could expose us to legal liabilities and costs, because we can no longer rely on this doctrine to settle disputes with customers. We currently enter into contracts with customers and notify our customers when rates are adjusted or services are added or removed. We also no longer may rely on the tariff filings of our competitors to determine the extent to which their products and services are offered and competitively priced compared to our own products and services. These changes could result in substantial administrative expenses over time.

The Telecommunications Act imposes a variety of duties on local telephone service providers, including us, to promote competition in the provision of local telephone services. These duties include requirements to:

•	interconnect directly or indirectly with other carriers;

•	permit resale of services;

•	permit users to retain their telephone numbers when changing carriers;

•	provide competing carriers access to poles, ducts, conduits and rights-of-way at regulated prices; and

•	establish reciprocal compensation arrangements for the transport and termination of telecommunications.

Incumbent carriers are also subject to additional duties that facilitate entry by competing carriers such as us. For example, incumbent carriers must:

•	permit competitors to colocate their equipment on the premises of the incumbent carriers;

•	allow competitors to make use of some elements of incumbent carrier networks on an unbundled basis, and on non-discriminatory, cost-based terms; and

•	offer wholesale versions of their retail services for resale at discounted rates.

Incumbent carriers are required to negotiate in good faith with competitive carriers, such as us, that may request any or all of the foregoing arrangements. If the negotiating carriers cannot reach agreement within a prescribed time, either carrier may request binding arbitration of the disputed issues by a state regulatory commission. In addition, carriers are permitted to “adopt” in their entirety agreements reached between the incumbent carrier and other carriers. The FCC previously permitted carriers to “pick and choose” provisions from these other agreements for their own agreements with incumbent carriers. The FCC’s decision to change the “pick and choose” rule to an “all-or-nothing” rule has been appealed, and we cannot predict the outcome of this appeal, but in the meantime the “all-or-nothing” rule is in effect.

We face substantial uncertainties stemming from ongoing FCC proceedings relating to implementation of the statutory requirements listed above, as well as ongoing judicial review of the FCC’s rules, both of which could lead to changes to these requirements that we cannot predict. The FCC adopted implementing rules beginning in 1996 and has substantially modified those rules over the past eight years. Reviewing courts, including the U.S. Supreme Court, have upheld many of the most significant FCC rules benefiting new entrants such as us. On the other hand, some FCC requirements that had benefited carriers like us have been reversed by reviewing courts or have been narrowed by subsequent decisions of the FCC. The following examples illustrate the types of ongoing rule changes that could affect our business:

•

In February 2005, the FCC issued an order, commonly known as the Triennial Review Remand Order, revising the rules implementing the unbundled network element provisions of the Telecommunications Act. The order was issued in response to a March 2004 decision of a federal appellate court, which vacated and remanded a previous FCC order commonly known as the Triennial Review Order. The prior order substantially narrowed the scope of network elements, as well as combinations of those elements, that incumbent carriers must make available to competitive carriers under federal and state unbundled pricing rules. Specifically, the FCC’s revised rules reduced the number of situations in which incumbent carriers must make available to competitive carriers high-capacity loops and transport facilities, such as DS-1, DS-3 and dark fiber facilities, as well as unbundled circuit switching. The FCC’s revised rules also implemented other changes affecting the relationship between incumbent carriers and competitive carriers, some of which appear to benefit incumbent carriers and others of which appear to benefit competitive carriers. Most of the FCC’s revised rules are subject to 12- and 18-month transition periods, depending on the nature of the facilities. The revised rules have been appealed, and we cannot predict whether any such appeal will be successful. We believe, however, that we will not be affected by the FCC’s revised rules and related developments as significantly as some other competitive carriers, because our primary method of access to our end-user customers is by leasing tariffed “special access” services from incumbent carriers. Because of our selection of this means of network access, we have avoided some industry uncertainty caused by the regulatory rulings discussed here. We primarily connect customers to our network by leasing “special access” digital T1 transmission lines. Special access lines are not subject to the unbundling requirements of the Telecommunications Act and, accordingly, have not been affected by these developments. Moreover, special access service, as a traditional incumbent carrier product, has not faced the same ordering and provisioning difficulties associated with a competitive carrier’s use of unbundled network elements. To the extent, however, that the availability of unbundled network elements served as a price restraint on the prices charged to us for special access lines and to the extent some UNEs are no longer required to be made available in areas we serve, we could face price increases for our special access lines.

•	The FCC opened a proceeding to revisit the methodology by which states set wholesale prices for incumbent carrier network elements. The FCC sought comment on whether to change the current pricing methodology, known as TELRIC or “total element long run incremental cost” and which sets prices based on models of the forward-looking costs of hypothetical networks, to a pricing methodology which bases the forward-looking cost analysis on the actual networks deployed by incumbent carriers. If the FCC adopts significant changes to the pricing methodology, incumbent carriers could be able to propose that state regulatory commissions permit them to raise their rates for unbundled network elements, which could increase our cost of doing business.

•	The FCC opened proceedings that highlight the operational service support provided by the incumbent carriers for both UNE products as well as other types of circuits, specifically special access, that we may purchase from time to time from incumbent carriers. Service quality standards, or the absence of those standards, for either of these categories of service could substantially increase the provisioning intervals for such services, as well as maintenance and repair standards and intervals. An increase in intervals for provisioning of a circuit will result in a delay in realization of customer revenue, because the billing of the customer depends on the service establishment date. Similarly, any delay in repairing a circuit may result in crediting a customer a portion of the potential billed revenue under customer service level agreements. This proceeding remains pending and the timetable for FCC action is uncertain.

•	The FCC opened a rulemaking proceeding to re-examine the pricing of special access services by the incumbent carriers. The proceeding was opened in response to a petition by AT&T requesting that the FCC return the pricing of special access services to a long-standing price cap regime, although the FCC determined not to provide the requested relief. In this proceeding, the FCC will consider whether to re-regulate in this area on the basis that incumbent carrier special access prices are too high. We rely to a significant extent on special access to connect to our customers. Thus, the underlying wholesale price of that service must be maintained at a level that allows us to price our retail offering to meet our gross margin expectations. Existing high, or incremental increases in, wholesale prices of special access services as a result of lack of governmental regulation will exert pressure on our gross margins. It is unclear when the FCC will act on this issue or what the outcome of this new proceeding will be.

•	The FCC is currently reviewing the line item charges and billing practices of all telecommunications providers. A recent order in that proceeding solidified the grounds on which we invoice in a line-item manner some monthly recurring charges to our customers. The FCC, however, has requested further industry comment on such line item charges and we cannot estimate when the FCC will release additional clarifying rules. If future rules restrict carriers like us from recovering some fees and services from line item charges, those prospective rules could result in a reduction in the revenue we collect.

In connection with offering local telephone services, we are a party to interconnection agreements with the following incumbent carriers:

•	Citizens Communications, Inc. and ALLTEL Corp., for a portion of our New York markets;

•	SBC, for our Connecticut and Illinois markets and for portions of our California markets;

•	Verizon, for our markets in Virginia, Maryland, the District of Columbia, Delaware, Pennsylvania, New Jersey, Rhode Island, Massachusetts, New Hampshire and Vermont and for portions of our California and New York markets; and

•	BellSouth, Vista-United Communications and Sprint United Communications, for our Florida markets.

Each interconnection agreement allows us to enter new markets and to offer telephone service to our current customer base. Each agreement currently permits us to provide local service on a resale basis or by purchasing all unbundled network elements required to provide local service on a facilities basis, without using our own telecommunications facilities. The terms of each interconnection agreement, including pricing terms agreed to by us and the incumbent carrier, have been approved by state regulatory authorities, although they remain subject to review and modification by those authorities. The changes generated by the FCC’s February 2005 order could trigger “change of law” provisions in these interconnection agreements that would enable the incumbent carriers to seek state regulatory approval for unfavorable changes to the arrangements before their expiration dates. Incumbent carriers also may be able to seek this approval if the FCC’s February 2005 order is successfully appealed and remanded to the FCC for further revision. The interconnection agreements do not resolve all operational issues, and we and the incumbent carriers continue to seek resolution of those issues through arbitration or commercial negotiations.

Providers of long distance services and other telecommunications services, including us, also are subject to a variety of miscellaneous regulations that, for instance, govern the documentation and verifications necessary to change a customer’s long distance or other service provider. Noncompliance with these and other provisions can result in significant administrative fines and penalties.

Federal Regulations Affecting Carrier Services. The FCC is reviewing compensation arrangements between carriers, which could change the rules regarding the rates that local carriers charge to long-distance carriers for the origination and termination of long distance traffic, which are known as switched access charges, as well as the rates that wireline and wireless local carriers charge one another for the termination of local traffic, which are also known as reciprocal compensation. In this “intercarrier compensation” proceeding, the FCC is reviewing the potential impact of changes to intercarrier compensation and the resulting impact on subsidies to the federal universal service fund, changes to legacy carrier network infrastructure, and the impact of changes to intercarrier compensation on end-user service rates. The FCC also is expected to address multiple proposals submitted by various entities to address these issues. Political and regulatory implications of this proceeding may be substantial. The FCC’s past decisions regarding reciprocal compensation for Internet-bound traffic and regarding competitive carriers’ access charges are also subject to review in this proceeding, and may be subject to further judicial review. Some state commissions have opened similar proceedings with regard to the intercarrier compensation arrangements subject to their jurisdiction. Adverse decisions in FCC or state proceedings affecting the compensation we receive from other carriers, or on judicial review of such decisions, could limit our ability to operate profitably.

As a non-dominant carrier, we generally are not subject to price or rate of return regulation at the federal level, nor are we required to obtain express FCC authorization for the installation or operation of our domestic network facilities. The FCC in 2001, however, established a benchmark rate policy that, under most circumstances, precludes competitive carriers, such as us, from charging interexchange carriers for interstate switched access services at rates that are higher than the rates that incumbent carriers may charge for comparable services. Although the FCC’s rules regarding competitive carriers’ access charges are subject to further regulatory revisions and judicial review, these rules have decreased our access rates as the changes are implemented. The FCC has also imposed restrictions on the rates that competitive carriers may charge incumbent carriers for traffic terminated to Internet service providers.

Although these regulations generally may prevent us in connection with our provision of some carrier services from raising our access charges, reciprocal compensation rates and other carrier-to-carrier charges above specified levels, they also may help maintain or reduce the rates our competitors may charge, thereby enabling us to pass through cost savings to our network services customers. As a result, the long term effect of the FCC’s decisions on our business and on the businesses of our competitors is difficult to predict.

Federal Regulations Affecting Both Network Services and Carrier Services. The FCC has established a universal service subsidy regime. This program helps to subsidize the provision of telecommunications and information services provided to qualifying schools and libraries, services provided to rural health care providers and local telephone services provided in high-cost areas and to low-income consumers. Providers of interstate telecommunications service, such as us, must pay assessments that fund these programs. We also may be eligible to obtain subsidies for some services that we provide.

We cannot determine with certainty at this time the net financial effect of these programs on us. The FCC is currently assessing these payments based on a percentage of a provider’s projected interstate and international telecommunications revenue collected from end users. Carriers may pass through to their customers only the federally-established rate in a manner consistent with FCC billing rules. In a pending rulemaking proceeding, the FCC is considering proposals to assess federal universal service charges on carriers based on the number of lines or telephone numbers that carrier provides, rather than based on a percentage of collected revenue. This proceeding is pending. Various states have implemented, or are in the process of implementing, their own universal service programs, which may also increase our overall costs. We could benefit from these programs if we choose to deploy network infrastructure and services in areas and to customers eligible to receive universal service subsidies. The FCC and state regulatory commissions are continuing to make changes to their universal service rules and policies, and it is difficult to predict how those changes, and any judicial review, might affect us.

Also pending at the FCC are ongoing proceedings on whether broadband Internet services offered by incumbent carriers should be classified as telecommunications, which would mean that the incumbent carriers’ unbundling and other obligations with respect to broadband facilities would continue in effect, whether, if classified as telecommunications, the FCC should forbear from applying some regulations to those services, or whether such services should be classified as information services, which would facilitate broad deregulation. The FCC’s decision to treat cable modem services as information services and not telecommunications services was recently upheld by the Supreme Court. That decision removes a significant barrier to the FCC’s apparent intent to decrease the regulation of broadband services provided by telecommunications companies. In connection with its unbundling rules and its action on several forebearance petitions, the FCC has indicated an intent to limit regulation of broadband services. A deregulatory regime for broadband services offered by incumbent carriers and cable companies could have a substantial impact on the conduct of our business. More recently, the FCC has issued decisions regarding the jurisdictional nature of VoIP service, deeming it an interstate service under some circumstances and thus not subject to certain state regulation, and has initiated a broader proceeding regarding the regulatory obligations of carriers providing such service. Changes in the classification of Internet-based voice and data services could have broad and unpredictable impacts on the markets for telecommunications and Internet services.

State Regulation

We provide local telephone service and other intrastate services that are subject to the jurisdiction of state regulatory commissions. The regulations of these state commissions can affect our provision of both network services and carrier services.

To provide intrastate services, we generally must obtain a certificate of public convenience and necessity from the state regulatory agency and comply with state requirements for telecommunications utilities, including most state tariffing requirements. As of March 31, 2005, we have satisfied state requirements to provide local service in 29 states and the District of Columbia, and have satisfied state requirements to provide intrastate long distance service in 48 states.

Some state agencies require us to file periodic reports, pay various fees and assessments, and comply with rules governing quality of service, consumer protection and similar issues. Although the specific requirements vary from state to state, they tend to be more detailed than the FCC’s regulations. We are not currently subject to price cap or rate of return regulation in any of our current or planned markets. The imposition of new regulatory burdens in a particular state may adversely affect the profitability of our services in that state.

States may have to approve the transfer of a carrier’s authority to operate, the transfer of its assets to a new entity or a change in the control of an entity that controls a carrier. Some states also regulate a carrier’s issuance of securities or incurrence of debt.

We believe that, as the degree of intrastate competition increases, the states will offer the incumbent carriers increasing pricing flexibility. This flexibility may make it easier for the incumbent carriers to price their services aggressively and otherwise compete with us, which could have a material adverse effect on us, our revenue and our other results of operations.

Local Regulation

Our network is subject to numerous local regulations, such as building codes, municipal franchise requirements and licensing. Such regulations vary on a city-by-city and county-by-county basis and can affect our provision of both network services and carrier services. In some of the areas where we provide service, we may be subject to municipal franchise requirements and may be required to pay license or franchise fees based on a percentage of gross revenue or another formula. It is possible that some municipalities that do not currently impose fees could seek to impose fees in the future and that, following the expiration of existing franchises, they could increase fee levels.

MANAGEMENT

Directors and Executive Officers

Our management team has an established record of accomplishments in the communications industry. Many members of our senior management team worked together for several years at ACC Corp., which was the first competitive carrier to use a network deployment strategy of leasing, rather than building, telephone and data transmission lines. Our executive officers have an average of over 18 years of experience in the telecommunications industry. Our management team also includes experienced personnel in all key functional areas, including sales, engineering, customer service, operations support systems, billing, finance and other back office functions.

The table below shows information about our directors and executive officers as of June 1, 2005:

Name	Age	Position
Arunas A. Chesonis	43	Chairman of the Board, President and Chief Executive Officer
Joseph D. Ambersley	55	Executive Vice President
Christopher Bantoft	58	Executive Vice President
John P. Baron	44	Executive Vice President
Bradford M. Bono	36	Executive Vice President and Director
Edward J. Butler, Jr.	44	Executive Vice President
Richard J. Padulo	60	Executive Vice President
Daniel J. Venuti	45	Executive Vice President, Secretary and General Counsel
Keith M. Wilson	38	Executive Vice President and Chief Financial Officer
Timothy J. Bancroft	56	Executive Vice President and Treasurer
Jeffrey L. Burke	47	Executive Vice President
Betsy S. Atkins	49	Director
Michael S. Chae	36	Director
Paul J. Finnegan	52	Director
James A. Kofalt	62	Director
William R. McDermott	43	Director

Arunas A. Chesonis has served as our Chairman of the Board, President and Chief Executive Officer since our formation in May 1998 and as Chairman of the Board, President and Chief Executive Officer of our principal operating subsidiary, PAETEC Communications, Inc., since July 1998. Mr. Chesonis was appointed as President of ACC Corp., a competitive local telecommunications provider and the parent company for all ACC-owned operations in the United States, Canada, Germany and the United Kingdom, in February 1994 and was elected to its board of directors in October 1994. Mr. Chesonis joined ACC in May 1987 as Vice President of Operations for the U.S. business unit and was named President of ACC Long Distance Corp., or ACC Telecom, in January 1989. Mr. Chesonis also served as President of ACC’s Canadian operations and Managing Director of ACC’s U.K. enterprise. Before he joined ACC, Mr. Chesonis held several positions within Rochester Telephone Corporation, a company engaged in the telecommunications business, and now known as Frontier Communications Corporation, which is a subsidiary of Citizens Communications Company. Mr. Chesonis holds a B.S. degree in Civil Engineering from Massachusetts Institute of Technology and an M.B.A. degree from the Simon School of the University of Rochester.

Joseph D. Ambersley has served as one of our Executive Vice Presidents since July 1998 and as President, South Region, and National Strategic Markets of PAETEC Communications since September 2003. Mr. Ambersley has also served as a director of PAETEC Communications since July 1998. From May 2002 to September 2003, Mr. Ambersley served as Executive Vice President, Business Development, of PAETEC Communications. Mr. Ambersley also served as Executive Vice President, Mergers and Acquisitions, of PAETEC Communications between May 2000 and May 2002 and President, South Region, of PAETEC

Communications between July 1998 and May 2000. For seven years before joining PAETEC, Mr. Ambersley served as Vice President of Carrier Sales at National Telecommunications of Florida, Inc., a regional long distance carrier. Before joining National Telecommunications of Florida, Mr. Ambersley served as Vice President of Carrier Sales for Advanced Telecommunications Corporation, Inc., a national fiber optic provider and long distance carrier. In March 2002, Mr. Ambersley was elected Vice Chairman and Treasurer of the Competitive Telecommunications Association (CompTel), a principal association in the competitive telecommunications industry. Between 1995 and 1998, Mr. Ambersley also served as a member of the board of directors of America’s Carriers Telecommunications Association, a national trade association representing a group of long distance carriers. He has served as the Secretary and Treasurer of the Association of Communications Companies of America since 1995. Mr. Ambersley holds a B.S. degree from Florida State University and an M.Ed. degree from Rollins College.

Christopher Bantoft has served as one of our Executive Vice Presidents since September 2001, President, Strategic Channels of PAETEC Communications since September 2004 and President, Alternate Channels of PAETEC Communications since September 2003. From August 2001 to September 2003, Mr. Bantoft served as President, West Region, of PAETEC Communications. Mr. Bantoft served as a consultant to PAETEC from January 2001 to August 2001. In May 2000, Mr. Bantoft founded Careers Development International, Inc., an executive consulting and recruiting services firm, and served as its President and Chief Executive Officer from May 2000 through August 2001. From April 1998 until May 2000, Mr. Bantoft served as President and Chief Operating Officer of WorldxChange Communications, Inc., a long distance service provider. From January 1994 to April 1998, Mr. Bantoft served as ACC Corp.’s Managing Director for Europe, responsible for the initiation and development of ACC’s businesses in the United Kingdom and Germany. Before his service in that position, Mr. Bantoft served as Managing Director for Alcatel Business Systems Ltd. in the United Kingdom. Alcatel Business Systems sells and maintains mailing, copying and telephone equipment. Mr. Bantoft holds a B.S. degree in Economics from London University.

John P. Baron has served as one of our Executive Vice Presidents, responsible for all marketing and training nationally, since July 1998 and as Chief Marketing Officer of PAETEC Communications since September 2003. Mr. Baron served as President, PAETEC North from July 1998 until September 2003, President, North and West Regions from March 1999 until August 2001, and President, North and Midwest Regions of PAETEC Communications from August 2001 until September 2003. From September 1995 until he joined PAETEC, Mr. Baron served as Vice President of Sales and Customer Service for the U.S. operations of ACC Long Distance Corp. During his employment with ACC TeleCom, Mr. Baron also managed Marketing, Account Development, Customer Service, Sales Support, Information Processing, and University Sales and Service. From September 1992 to September 1995, Mr. Baron served as President of ETI Technical College, a four-year engineering college in Cleveland, Ohio. Mr. Baron holds a B.S. degree in Neuroscience from the University of Rochester and an M.B.A. degree from Syracuse University.

Bradford M. Bono has served as one of our Executive Vice Presidents and directors since July 1998 and as Co-Chief Operating Officer of PAETEC Communications since April 2004. Mr. Bono also served as President, East and South Regions, of PAETEC Communications from May 2000 until September 2003 and as President of PAETEC, East, of PAETEC Communications from July 1998 until May 2000. From August 1997 until he joined PAETEC, Mr. Bono served as Vice President of Alternate Channel Sales for ACC TeleCom. In 1991, Mr. Bono co-founded Vista International Communications Inc., a regional interexchange carrier, where he served in various positions, including Executive Vice President, and as director from 1991 until 1997, when Vista was acquired by ACC TeleCom. Mr. Bono holds a B.A. degree in Political Science from the University of Delaware.

Edward J. Butler, Jr. has served as one of our Executive Vice Presidents since July 1998 and as Co-Chief Operating Officer of PAETEC Communications since April 2004. From July 1998 to April 2004, Mr. Butler served PAETEC Communications in various positions, including President, Wholesale Markets, President, Wholesale Markets Group, President, Wholesale Markets/Network Services and Chief Operating Officer. From August 1988 to July 1998, Mr. Butler served in several positions with ACC Corp. From 1995 to 1998, Mr. Butler served as Director of Carrier Services for ACC Corp. Before he joined ACC Corp.’s Carrier Services team, Mr. Butler spent seven years in both the University Services and Commercial Markets sales management departments at ACC Corp.

Richard J. Padulo has served as one of our Executive Vice Presidents since joining PAETEC in July 1998 and as an Executive Vice President of PAETEC Communications since April 2004. From July 1998 until April 2004, Mr. Padulo served as Executive Vice President, Engineering and Operations, of PAETEC Communications. From 1992 until he joined PAETEC, Mr. Padulo served as Director of Engineering and Operations for ACC TeleCom. In 1994, Mr. Padulo participated in the initial development of ACC’s local telephone subsidiary, ACC National TeleCom Corp., where he assisted with business planning and assumed the position of Director of Engineering and Operations.

Daniel J. Venuti has served as Executive Vice President, Secretary and General Counsel of PAETEC and PAETEC Communications since July 1998. From March 1994 until he joined PAETEC in July 1998, Mr. Venuti served as Vice President and General Counsel for ACC TeleCom. From September 1984 until February 1994, Mr. Venuti practiced law with Bond, Schoeneck & King, LLP. Mr. Venuti holds a B.A. degree in Political Science from Syracuse University and a J.D. degree from the State University of New York at Buffalo School of Law.

Keith M. Wilson has served as Executive Vice President and Chief Financial Officer of PAETEC and PAETEC Communications since January 2001. From June 1999 until January 2001, Mr. Wilson served as Vice President and head of the Telecommunications Finance Group at Union Bank of California, where he focused on sourcing and providing capital for telecommunications services companies in the wireline, wireless and data services markets. From March 1998 until May 1999, Mr. Wilson was a Vice President of Merchant Banking and Head of Syndicated Finance for First Dominion Capital, based in New York. Mr. Wilson also has held positions with NationsBank from September 1996 until March 1998, Bank of Boston and Fleet Bank. Mr. Wilson serves as chairman of the Dickinson Fund Advisory Council for Dickinson College and serves on the Board of Directors of the Rochester Philharmonic Orchestra. He received a B.A. degree in Political Science from Dickinson College, where he was a Nisbet Scholar, and a M.A. degree in Asian Studies from the University of Michigan.

Timothy J. Bancroft has served as Executive Vice President and Treasurer of PAETEC and PAETEC Communications since September 2003. Mr. Bancroft served as our Vice President, Finance, from July 1998 until September 2003, as Senior Vice President, Finance, and Treasurer of PAETEC Communications from January 2001 to September 2003, and as Vice President, Finance, of PAETEC Communications from July 1998 until January 2001. From June 1993 to June 1998, Mr. Bancroft served as the Vice President-Finance for a subsidiary of Citizens Communications, Inc., a company engaged in telecommunications and utilities businesses. From 1971 until June 1993, Mr. Bancroft held several financial positions with Rochester Telephone Corporation, a company engaged in the telecommunications business, and now known as Frontier Communications Corporation, which is a subsidiary of Citizens Communications Company. Mr. Bancroft holds a B.S. degree in Business Administration from the Rochester Institute of Technology.

Jeffrey L. Burke has served as one of our Executive Vice Presidents since March 2003 and as one of our directors from November 2000 until March 2004. As an Executive Vice President, Mr. Burke has been responsible during various periods for our information technology, corporate quality, network operations and managed services. Since October 2004, he has led our software solutions business. Before joining PAETEC as Executive Vice President in March 2003, Mr. Burke served as President of CXO Partners, LLC, a Rochester-based management consulting firm. From May 1999 to October 2001, Mr. Burke was co-founder and CEO of NetSetGo Inc., a regional Internet professional services firm. Before his service with NetSetGo, Mr. Burke held several executive positions at Xerox Corporation from 1992 to 1999, including Vice President of Network & Professional Services, Vice President & General Manager of Xerox Technology Services and Vice President of Marketing Strategy for U.S. Operations. From 1988 to 1992, Mr. Burke managed Digital Equipment Corporation’s Network Services Business in the United States. In 1979, Mr. Burke started his career at Bolt

Beranek & Newman, Inc., a product, systems and technologies company focused on commercial and government opportunities, and ultimately served as Area Operations Manager, U.S. and Pacific Operations, in 1988. Mr. Burke holds a B.S. degree in Accountancy from Bentley College.

Betsy S. Atkins has served as a director of PAETEC since March 2004. Ms. Atkins has served as the Chief Executive Officer of Baja Ventures Corporation, a technology investment/venture capital company, since 1993. Ms. Atkins also serves as a director of Polycom, Inc., UTStarcom, Inc. and Reynolds American, Inc. Ms. Atkins previously served on the boards of directors of WebMethods Corporation, Wilmington Trust Corporation, Lucent Technologies Inc., Ascend Communications Corp., Secure Computing, Inc. and Paradyne Networks, Inc., and as chairman of the board of directors of Amplitude Software Corp. Before joining Baja Ventures, Ms. Atkins was Chief Executive Officer, President and Chairman of NCI Inc., a functional food manufacturer. In 1989, Ms. Atkins co-founded Ascend Communications, which developed, manufactured and sold wide area networking solutions for telecommunications carriers, Internet service providers and corporate customers. Ms. Atkins received a B.A. degree from the University of Massachusetts.

Michael S. Chae has served on our board of directors since July 2001. Mr. Chae is a Senior Managing Director of The Blackstone Group, an investment firm, and has been with The Blackstone Group since August 1997. Mr. Chae serves as a director of Extended Stay America, Inc., a company in the hotel industry. Before joining Blackstone, Mr. Chae served as an associate at the Carlyle Group, L.P., a Washington D.C.-based private equity investment firm, and served with Dillon, Read & Co., an investment banking firm. Mr. Chae received a B.A. degree from Harvard College, an M. Phil. degree from Cambridge University and a J.D. degree from Yale Law School.

Paul J. Finnegan has served on our board of directors since December 2003. Mr. Finnegan is Co-President and Managing Director of Madison Dearborn Partners. Before co-founding Madison Dearborn Partners, Mr. Finnegan served with First Chicago Venture Capital for ten years. Previously, he held a variety of marketing positions in the publishing industry, both in the United States and in Southeast Asia. Mr. Finnegan has more than 21 years of experience in private equity investing, with a particular focus on investments in the communications industry. He currently serves on the boards of directors of iplan, LLC, Rural Cellular Corporation, the Harvard Alumni Association, and Northlight Theatre. Mr. Finnegan also serves on the Board of Trustees of The Skyline Fund, a small cap mutual fund. He received a B.A. degree from Harvard University and an M.B.A. degree from Harvard Graduate School of Business Administration.

James A. Kofalt has served on our board of directors since September 1999 and has served as President of KOCOM Communications, Inc., a telecommunications investment company, since he founded that company in 1995. Mr. Kofalt served as the chairman of the board of directors of Campuslink Communications Systems, Inc., a provider of integrated telephone, video, data and other communications services to colleges and universities and the privatized student housing market, from 1995 until we acquired that company in September 1999. From 1976 to 1994, Mr. Kofalt held various management positions with Cablevision Systems Corporation, a provider of cable television services, including President, Chief Operating Officer and director. Mr. Kofalt received his B.S. degree from The United States Military Academy at West Point.

William R. McDermott has served on our board of directors since March 2004. Mr. McDermott is the President and Chief Executive Officer of SAP America, Inc., a subsidiary of SAP AG. Mr. McDermott serves on the board of directors of the Welfare to Work Partnership, a non-partisan, Washington-based organization. Before joining SAP, Mr. McDermott served as the Executive Vice President, Worldwide Sales Operations of Siebel Systems, as President of Gartner, Inc. and on the boards of directors of two subsidiaries of Xerox Corporation. Mr. McDermott received an M.B.A. degree from the J.L. Kellogg Graduate School of Management at Northwestern University, and completed the Executive Development Program at the University of Pennsylvania’s Wharton Graduate School of Management. In addition, Mr. McDermott received a B.S. degree in business administration from Dowling College.

Membership of the Board of Directors

General. Our board of directors currently consists of seven members. Effective upon completion of the offering, the board of directors will be composed of the existing seven members and will be divided into three classes serving staggered three-year terms. We expect that Ms. Atkins and Messrs. McDermott, Chae, Finnegan and Kofalt will be independent directors who will satisfy the board independence requirements of the Nasdaq National Market. The initial term of Michael S. Chae and Paul J. Finnegan, who will be our Class I directors, will expire at the annual meeting of stockholders in 2006, the initial term of Bradford M. Bono and James A. Kofalt, who will be our Class II directors, will expire at the annual meeting of stockholders in 2007 and the initial term of Betsy S. Atkins, Arunas A. Chesonis and William R. McDermott, who will be our Class III directors, will expire at the annual meeting of stockholders in 2008. Upon the expiration of the initial term of each class, the nominees for that class will be elected for a term of three years to succeed the directors whose terms of office expire.

Voting Agreement. We, Madison Dearborn Partners, The Blackstone Group and Mr. Chesonis are parties to a voting agreement that will become effective on the date of this prospectus and replace the voting agreement we entered into with these and some of our other principal stockholders in connection with our sale of the Series A convertible preferred stock to institutional investors in February 2000.

The new voting agreement includes provisions that relate to the composition of our board of directors and committees of the board following completion of the offering. These provisions will obligate us, Madison Dearborn Partners, The Blackstone Group and Mr. Chesonis to vote their shares of common stock and to take all actions within such party’s control which are necessary or desirable for the election of the following persons to our board of directors:

•	at least one designee of our stockholders controlled by Madison Dearborn Partners, which currently include Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, L.P. and Special Advisors Fund I, LLC, for so long as the Madison Dearborn Partners beneficially own at least (a) one-third of the number of shares of common stock issued upon conversion of the Series A convertible preferred stock they originally purchased or (b) 5% of our outstanding common stock;

•	one designee of our stockholders who are members of The Blackstone Group, which currently include Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Capital Partners L.P. and Blackstone Family Investment Partnership III L.P., for so long as The Blackstone Group beneficially owns at least (a) one-third of the number of shares of common stock issued upon conversion of the Series A convertible preferred stock they originally purchased or (b) 5% of our outstanding common stock;

•	our chief executive officer; and

•	upon the written request of the members of our board of directors who are not designees of either Madison Dearborn Partners or The Blackstone Group, such other persons nominated by majority vote of the board of directors as may be required to maintain a board of directors that complies with applicable law and any applicable director independence and other requirements of the Nasdaq National Market and any other self regulatory organization on which any of our securities may be listed from time to time.

Madison Dearborn Partners will be entitled to designate a second member to the board of directors if the number of directors constituting our entire board of directors is increased to ten or more and Madison Dearborn Partners continue to beneficially own at least 50% of the number of shares of common stock issued upon the conversion of the Series A convertible preferred stock they originally purchased, so long as those shares constitute 5% or more of our outstanding common stock.

Under the voting agreement, Mr. Finnegan will continue to serve as the designee of Madison Dearborn Partners and Mr. Chae will continue to serve as the designee of The Blackstone Group following completion of the offering.

For so long as a representative of Madison Dearborn Partners or The Blackstone Group serves on our board of directors under the voting agreement, one director selected by both Madison Dearborn Partners and The Blackstone Group will be entitled to serve on each committee of our board of directors, subject to compliance with applicable law and any applicable director independence and other requirements of the Nasdaq National Market and any other self regulatory organization on which any of our securities may be listed from time to time.

The voting and related obligations of Madison Dearborn Partners, The Blackstone Group or Mr. Chesonis under the voting agreement expire when such stockholder or stockholder group ceases to beneficially own 5% of our outstanding common stock.

The February 2000 voting agreement, and the rights and obligations of all parties to that agreement, including the former stockholders of Campuslink Communications Systems, Inc., who we refer to in this prospectus as the “Campuslink Stockholders,” Christopher E. Edgecomb, Jeffrey P. Sudikoff and the February 2000 investors in the Series A convertible preferred stock, other than Madison Dearborn Partners and The Blackstone Group, will terminate upon the effectiveness of the new voting agreement.

The stock rights agreement under which we and Mr. Chesonis agreed to designate Mr. Bono as a management designee to our board of directors will terminate upon the completion of the offering.

Board Committees

Effective upon completion of the offering, the board of directors will have a standing audit committee, a standing compensation committee and a standing nominating and corporate governance committee.

The audit committee will be responsible, among its other duties and responsibilities, for engaging, overseeing, evaluating and replacing our independent auditors, pre-approving all audit and non-audit services by the independent auditors, reviewing the scope of the audit plan and the results of each audit with management and the independent auditors, reviewing the internal audit function, reviewing the adequacy of our system of internal accounting controls and disclosure controls and procedures, reviewing our financial statements and related financial information, and exercising oversight with respect to our code of conduct and other policies and procedures regarding adherence with legal requirements. Effective upon completion of the offering, the members of our audit committee will be Betsy S. Atkins, James A. Kofalt and William R. McDermott, each of whom will be a non-management member of our board of directors. Mr. McDermott will be an “audit committee financial expert” as that term is currently defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002.

The compensation committee will be responsible, among its other duties and responsibilities, for establishing the compensation and benefits of our executive officers and monitoring compensation arrangements for management employees for consistency with corporate objectives and stockholders’ interests. Effective upon completion of the offering, the members of our compensation committee will be Betsy S. Atkins, James A. Kofalt and William R. McDermott, each of whom will be a non-management member of our board of directors.

The nominating and corporate governance committee will be responsible for recommending candidates for election to the board of directors for approval and nomination by the board of directors. The committee will also be responsible, among its other duties and responsibilities, for making recommendations to the board of directors or otherwise acting with respect to corporate governance matters, including board size and membership qualifications, new director orientation, committee structure and membership, non-employee director compensation, communications with shareholders, and board and committee self-evaluations. Effective upon completion of the offering, the members of our nominating and corporate governance committee will be Betsy S. Atkins, and William R. McDermott, each of whom will be a non-management member of our board of directors.

We believe that the composition of our board and each of our three standing committees will meet the requirements for independence under the listing standards of the Nasdaq National Market and, in the case of the audit committee, SEC rules, in each case, prior to the date by which we will be required to meet such requirements.

Each officer is elected by our board of directors and serves at the board’s discretion.

Director Compensation

Directors who are also our officers or employees do not receive any additional compensation for serving on our board of directors or any of its committees. Each non-employee director, other than designees of Madison Dearborn Partners or The Blackstone Group, is entitled to receive options to purchase shares of common stock upon that director’s initial election or appointment to the board of directors. In addition, each of these non-employee directors is entitled to receive annual grants of options to purchase 2,860 shares of common stock or, in the case of each director that serves as a chairman of any board committee, options to purchase 5,720 shares of common stock, on each anniversary of the director’s election or appointment. Each of these non-employee directors also is entitled for their board service to annual fees of $50,000, which are payable in four equal quarterly installments in arrears. Directors are reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings.

We also expect that, effective upon completion of the offering, the following non-employee directors will receive awards of restricted stock and options to purchase common stock in the amounts indicated: each of Betsy S. Atkins and William R. McDermott – 11,261 restricted shares and options to purchase 11,440 shares; and James A. Kofalt – 14,121 restricted shares and options to purchase 11,440 shares. Shares representing 50% of each award are expected to vest on each of the first two anniversaries of the date of grant.

The foregoing share amounts reflect the reclassification.

Executive Compensation

The following summary compensation table shows the compensation paid for 2004 to our chief executive officer and to each of our other four most highly compensated executive officers for 2004. We sometimes refer to these five executive officers in this prospectus as the “named executive officers.”

	Annual Compensation		Long Term Compensation
Name and Principal Position	Salary($)	Bonus($)	Securities Underlying Options(#)	All Other Compensation($) (1)
Arunas A. Chesonis Chairman, President and Chief Executive Officer	495,385	197,575	—	4,100
John P. Baron Executive Vice President	250,000	37,500	—	4,100
Bradford M. Bono Executive Vice President	327,439	70,686	—	4,100
Edward J. Butler Executive Vice President	327,539	84,236	—	4,100
Keith M. Wilson Executive Vice President and Chief Financial Officer	326,615	133,746	—	4,100

(1)	The amounts shown in this column consist of matching contributions by us to our 401(k) savings and retirement plan.

Stock Option Grants in Fiscal 2004

There were no stock option grants in fiscal 2004 to the named executive officers.

Aggregated Option Exercises in the Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth information for the named executive officers regarding the value of all unexercised stock options held by the named executive officers at December 31, 2004.

Name	Number of Shares Acquired on Exercise (#)	Value Realized($)	Number of Shares Underlying Unexercised Options at December 31, 2004(1)		Value of Unexercised In-the-Money Options at December 31, 2004($)(2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Arunas A. Chesonis	—	—	82,225	60,775	821,875	678,125
John P. Baron	—	—	78,650	64,350	781,250	693,750
Bradford M. Bono	—	—	78,650	64,350	781,250	693,750
Edward J. Butler	—	—	78,650	64,350	781,250	693,750
Keith M. Wilson	—	—	106,535	36,465	40,625	121,875

(1)	Amounts shown represent shares of common stock subject to stock options outstanding as of December 31, 2004, as adjusted to give effect to the reclassification.
(2)	Represents the difference between the exercise price and the fair market value of the Class A common stock on December 31, 2004, as determined by our board of directors.

Stock Rights Agreements

We entered into stock rights agreements with the following executive officers during the period in which we first sold them shares of our common stock: Joseph D. Ambersley, John P. Baron, Bradford M. Bono, Edward J. Butler, Jr., Richard J. Padulo, Daniel J. Venuti and Timothy J. Bancroft. The stock rights agreements provided us with specified noncompetition protection with respect to the executives and a repurchase right with respect to the common stock of the executive officers in connection with specified terminations of our employment of the executive officers. The agreements provided the executive officers with piggyback registration rights and with rights to participate in some transfers of common stock by Mr. Chesonis. Mr. Bono’s agreement also provided Mr. Bono with specified board nomination rights. All of the provisions of the stock rights agreements will terminate upon or before completion of the offering, although the piggyback registration rights will continue under agreements we entered into in connection with the recapitalization transactions. For additional information about the termination of these agreements, see “Certain Relationships and Related Transactions—Recapitalization Transactions—Agreement With Management Stockholders.”

All of these executive officers have waived their rights to have shares sold as part of the offering and have agreed in the lockup agreements described under “Shares Eligible for Future Sale” not to include their shares for sale in any registration within a period of at least 180 days following the offering.

Noncompetition and Severance Agreements

In March 2003, we entered into senior officer confidentiality, nonsolicitation, noncompetition and severance agreements with each of our executive officers as a condition of their continued employment by us. These agreements provide that, for a period of two years after the termination or resignation of the executive officer’s employment with us for any reason, the executive officer will not solicit or serve any of our clients, customers or employees; direct any business from, or enter into competition with, us in any line of business in which we are then conducting operations that generate more than 10% of our total business revenue; or serve as an employee, partner, 10% or greater shareholder, officer, member, manager, director, consultant or other representative of any entity engaged in the activities restricted by the foregoing criteria. These agreements also include customary confidentiality provisions.

Assuming continued compliance by the executive officer with the noncompetition covenants, the agreements provide that, if an executive officer’s employment is terminated for any reason other than death, disability, for cause or for “good reason,” we will make severance payments to the executive officer for each of the two years after termination of his employment in an amount equal to the highest annualized base salary paid to the executive officer at any time during the one-year period immediately preceding the employment termination date. If an executive officer terminates his employment for “good reason,” or if the employment is terminated by us at any time within one year following the closing of any specified change of control transaction, we will be obligated to make severance payments to the executive officer for each of the two years after termination of his employment in an amount equal to two times the highest annualized base salary paid to the executive officer at any time during the one-year period immediately preceding the employment termination date. For these purposes, termination for “good reason” means termination due to specified assignments having reduced responsibilities, reduced base salary, specified relocation events or voluntary resignation within 90 days following a change of control transaction. In all of these cases, the executive officer also will be entitled to continued eligibility for participation in our benefit and health programs for a period of two years and to a payment during each of the two years after termination of an amount equal to the greater of 40% of the highest annualized base salary described above or the maximum amount that the executive officer would have been eligible to receive under our bonus plan for that year if the bonus year had been completed and all applicable bonus targets had been exceeded at the highest levels. The two-year period following termination in each of these cases will count as two years of service for purposes of calculating the vested portion of any stock options held by the executive officer. An executive officer will not be entitled to any portion of the foregoing severance package if the termination results from death or disability or is for cause.

1998 Incentive Compensation Plan

General. We adopted the PAETEC Corp. 1998 Incentive Compensation Plan on July 1, 1998. The purpose of the plan has been to enable us to attract, retain and motivate employees on a basis competitive with industry practices. Under the plan, we granted to our employees options intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code and non-qualified stock options to purchase shares of our Class A Common Stock. Of the 5,300,000 shares of common stock that were eligible for issuance pursuant to awards made under this plan, 2,987,782 shares of common stock were subject to options outstanding as of March 31, 2005, of which 57,157 shares of our common stock were subject to options held by an executive officer. Of the 1,515,800 shares of common stock that were eligible for issuance pursuant to awards made under this plan after giving effect to the reclassification, 854,506 shares of common stock were subject to options outstanding as of March 31, 2005, of which 16,347 shares of our common stock were subject to options held by an executive officer. Although this plan remains in effect and options under the plan remain outstanding, we ceased making awards under the plan as of February 28, 2001.

2001 Stock Option and Incentive Plan

Shares Subject to the Plan. We adopted the PAETEC Corp. 2001 Stock Option and Incentive Plan in January 2001, as amended from time to time, and first granted options under this plan on March 9, 2001. The total number of shares of our common stock authorized for issuance under the plan consists of:

•	18,700,000 shares, or 5,348,200 shares after giving effect to the reclassification;

•	the number of shares of our common stock that were available for future awards under the 1998 Incentive Compensation Plan on the date immediately preceding the date we first made awards under the 2001 Stock Option and Incentive Plan; and

•	any shares of our common stock that are represented by awards granted under the 1998 Incentive Compensation Plan, which are forfeited, expire or are canceled without the delivery of shares of common stock or which result in the forfeiture of shares of common stock after the date immediately preceding the date we first made awards under the 2001 Stock Option and Incentive Plan.

As of March 31, 2005, options to purchase an aggregate of 9,113,749 shares of common stock were outstanding under the plan, of which options to purchase 4,132,000 shares of common stock were held by our executive officers. As of March 31, 2005, after giving effect to the reclassification, options to purchase an aggregate of 2,606,532 shares of common stock were outstanding under the plan, of which options to purchase 1,181,752 shares of common stock were held by our executive officers. The outstanding options were held by current and former employees, including 11 of our current executive officers, and three non-employee directors. After giving effect to the reclassification, 3,053,908 shares of common stock are authorized for issuance under the plan and are not subject to outstanding awards.

Purpose and Eligibility. The purpose of the 2001 Stock Option and Incentive Plan is to enhance our ability to attract, retain and motivate highly qualified officers, key employees, outside directors and other persons to serve PAETEC and our affiliates and to expend maximum effort to improve our business results and earnings, by providing to such officers, key employees, outside directors and other persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success through ownership of common stock.

Awards may be granted under the plan to officers, directors, including non-employee directors, and other employees of PAETEC or any of our subsidiaries, to any adviser, consultant or other provider of services to us and any employee of those providers, and to any other individuals who are approved by the board of directors as eligible to participate in the plan. Only employees of PAETEC or any of our subsidiaries are eligible to receive incentive stock options.

Term. The plan will expire in July 2015, unless earlier terminated by our board of directors.

Administration, Amendment and Termination. The plan is administered by a committee of the board of directors. The committee has the authority to interpret the plan, determine the terms and conditions of awards and make all other determinations necessary or advisable for the administration of the plan. Arunas A. Chesonis currently serves as the sole member of the committee. Upon completion of the offering, the compensation committee will administer the plan.

The board of directors may amend, suspend or terminate the plan at any time, subject to compliance with applicable law and listing requirements. Without the consent of the participant or except as otherwise provided in the plan or in any agreement evidencing the grant of an award, no amendment, suspension or termination of the plan may alter or impair any right or obligation under any outstanding award.

Awards. Awards under the plan may be made in the form of:

•	stock options, which may be either incentive stock options or non-qualified stock options;

•	restricted stock;

•	restricted stock units;

•	unrestricted stock;

•	stock appreciation rights;

•	cash-based awards; or

•	any combination of the foregoing.

Any of the foregoing awards may be made subject to attainment of performance goals over a performance period of up to one or more years. We refer to the one-year awards as annual incentive awards and to the other awards as performance awards.

Restricted stock is an award of common stock on which are imposed restricted periods and restrictions which subject the shares to a substantial risk of forfeiture, as defined in Section 83 of the Internal Revenue Code. Restricted stock units are awards which represent a conditional right to receive shares of common stock in the future and which are subject to the same types of restrictions and risk of forfeiture as restricted stock. Unrestricted stock is an award of common stock that is free of restrictions other than those imposed pursuant to federal or state securities laws. A stock appreciation right is a right to receive, in the form of common stock, cash or a combination thereof, the spread or difference between the fair market value of common stock subject to an option and the option exercise price.

The maximum number of shares of common stock that may be delivered through stock options intended to be incentive stock options is the aggregate number of shares of common stock available for issuance under the plan. The maximum number of shares that may be issued in connection with awards of restricted stock, restricted stock units and unrestricted stock is the aggregate number of shares of common stock available for issuance under the plan. After giving effect to the reclassification, the maximum number of shares that may be subject to awards granted to any one participant in a calendar year is 143,000 shares in the case of option awards, and awards of unrestricted stock, restricted stock, restricted stock units and stock appreciation rights. The foregoing authorized share amounts and share limitations are subject to adjustment as described below. The maximum annual incentive award is $5.0 million per grantee and the maximum performance award is $10.0 million per grantee per performance period.

Terms and Conditions of Options. No option granted under the plan is exercisable more than ten years from the option grant date, or five years in the case of an incentive stock option granted to a ten percent stockholder.

The exercise price per share under each option granted under the plan may not be less than 100%, or 110% in the case of an incentive stock option granted to a ten percent stockholder, of the fair market value of the common stock on the option grant date. For so long as the common stock is admitted to trading or listed on the Nasdaq National Market or on any established stock exchange, the fair market value of the common stock will be the closing price of the common stock as reported on the Nasdaq National Market or such stock exchange on the option grant date. If there is no closing price reported on the option grant date, the fair market value will be deemed equal to the closing price as reported on the Nasdaq National Market or such stock exchange for the last preceding date on which sales of the common stock were reported. If the common stock is not listed or admitted to trading on the Nasdaq National Market or on any established stock exchange or traded in the over-the-counter market, the fair market value of the common stock will be as determined in good faith by the board of directors. After giving effect to the reclassification, the exercise prices of options outstanding under the plan range from $10.49 to $27.97 per share.

Each option will become vested and exercisable at such times and under such conditions as the committee may approve. The committee may accelerate the vesting of any option in its discretion. The options typically vest and become exercisable in four equal annual installments beginning on the first anniversary of either the option grant date or the commencement date of the optionholder’s service. The options granted to one non-employee director will vest and become exercisable on the first anniversary of the option grant date. Unless otherwise provided in the individual option agreement, options will fully vest and become fully exercisable upon the death, disability or retirement of the option holder.

Incentive stock options are non-transferable during the optionee’s lifetime, but non-qualified stock options may be transferred to the spouse, children, grandchildren, parents and siblings of the optionee, to the extent permitted by the committee.

Options granted under the plan may be repriced or exchanged for new options without stockholder approval.

Terms and Conditions of Restricted Stock and Restricted Stock Units. Subject to the provisions of the plan, the committee will determine the terms and conditions of each award of restricted stock and restricted stock units, including the restricted period for all or a portion of the award, the restrictions applicable to the award, the purchase price, if any, for the common stock subject to the award, and, with respect to restricted stock units, whether the participant will receive the dividends and other distributions paid with respect to the award as declared and paid to the holders of the common stock during the restricted period. Awards of restricted stock and restricted stock units may be subject to satisfaction of corporate or individual performance objectives. These performance objectives may be stated either on an absolute or relative basis and may be based on one or more business criteria specified in the plan. An award will be subject to forfeiture if events specified by the committee occur before the lapse of the restrictions.

Unless otherwise provided by the committee, the following provisions of the plan will govern termination of restricted stock and restricted stock unit awards in the circumstances described below. Any restricted stock or restricted stock units held by a participant that have not vested, or with respect to which all applicable restrictions and conditions have not lapsed, will immediately be deemed forfeited upon the termination of such participant’s employment or other relationship with us other than by reason of the participant’s death or permanent and total disability. If a participant dies while employed or providing services to us or terminates such participant’s relationship with us by reason of permanent and total disability, all restricted stock and restricted stock units held by such participant will fully vest.

Awards of restricted stock and restricted stock units are nontransferable.

Terms and Conditions of Unrestricted Stock. The committee may award unrestricted stock, or sell unrestricted stock at par value or such other higher purchase price determined by the committee, free of restrictions other than those required under federal or state securities laws. Awards of unrestricted stock may be made in respect of past services or other valid consideration, or in lieu of any cash compensation due to eligible persons.

Terms and Conditions of Stock Appreciation Rights. Stock appreciation rights may be granted in conjunction with all or a part of any option granted under the plan. The committee will determine at the stock appreciation right grant date or thereafter the time or times at which and the circumstances under which a stock appreciation right may be exercised in whole or in part, the time or times at which and the circumstances under which a stock appreciation right will cease to be exercisable, the method of exercise, the form of consideration payable in settlement, whether or not a stock appreciation right will be in tandem or in combination with any other grant, and any other terms and conditions of any stock appreciation right. Exercisability of stock appreciation rights may be subject to achievement of one or more of the same performance objectives that apply to awards of restricted stock or restricted stock units, as described above. Upon exercise of a stock appreciation right, the participant will be entitled to the difference between the fair market value of one share of common stock and the exercise price of one share specified in the related option, multiplied by the number of shares of common stock in respect of which the stock appreciation right has been exercised. Stock appreciation rights issued in connection with incentive stock options are required to meet additional conditions.

Stock appreciation rights are transferable only to the same extent as the related options.

Section 162(m) of the Internal Revenue Code Compliance. Section 162(m) of the Internal Revenue Code limits publicly-held companies to an annual deduction for federal income tax purposes of $1,000,000 for compensation paid to their chief executive officer and the four most highly compensated executive officers determined at the end of each year. However, performance-based compensation is excluded from this limitation. Although the plan is currently not subject to Section 162(m), because Section 162(m) provides for a grace period following an initial public offering, the plan is designed to permit the compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m) at such time as the plan becomes subject to Section 162(m).

Business Criteria. One or more of the following business criteria, on a consolidated basis, or with respect to specified subsidiaries or business units, except with respect to the total stockholder return and earnings per share criteria, are used exclusively by the compensation committee in establishing performance goals for awards, which may be paid in cash or in the form of equity-based awards, intended to qualify as performance-based that are granted to the chief executive officer and the four most highly compensated executive officers determined at the end of each year:

•	total stockholder return;

•	such total stockholder return as compared to total return (on a comparable basis) of a publicly available index such as the Standard & Poor’s 500 Stock Index;

•	net income;

•	pretax earnings;

•	earnings before interest expense, taxes and depreciation and amortization;

•	pretax operating earnings after interest expense and before bonuses, service fees and extraordinary or special items;

•	operating margin;

•	earnings per share;

•	return on equity;

•	return on capital;

•	return on investment;

•	operating earnings;

•	working capital;

•	ratio of debt to stockholders’ equity; and

•	revenue.

Other Options

In addition to the options we have granted under the 1998 Incentive Compensation Plan and the 2001 Stock Option and Incentive Plan, we had options outstanding as of March 31, 2005 to purchase 5,385 shares of our common stock that we granted in connection with our acquisition of Campuslink Communications Systems. The exercise price of these options is $8.74 per share. Also in 1999, we granted options to purchase 2,860 shares at an exercise price of $17.48 per share to James A. Kofalt in connection with his initial appointment to our board of directors. The foregoing share amounts and exercise prices reflect the reclassification.

Stock Option Exchange

Many of the outstanding options to purchase our common stock have exercise prices that exceed $13.00 per share, which is the midpoint of the range we show on the cover page of this prospectus. We expect that we may offer to exchange all outstanding options to purchase shares of our common stock that have an exercise price of approximately $22.72 or more and are held by employee optionholders. We expect that we will grant the new options on or about the business day which is at least six months and one day following the date we cancel options accepted for exchange. The exercise price of the new options will equal the market price of our common stock on the date of grant. We expect that options to purchase at least 697,273 shares of common stock will be eligible to participate in the exchange offer. We anticipate that each tendering employee may be required to tender additional options which the employee received within six months before the date that the exchange offer is made. These additional options will have exercise prices that are below $22.72. We do not anticipate that we will incur any material adverse accounting consequences as a result of the exchange offer. The foregoing share amounts and exercise prices reflect the reclassification.

401(k) Plan

We maintain a 401(k) retirement and savings plan for all of our employees. The 401(k) plan is intended to qualify under section 401(k) of the Internal Revenue Code, so that contributions and the income earned on those contributions are not taxable to our employees until they make withdrawals from the plan. Subject to statutory limits, participants of the 401(k) plan may elect to contribute up to 25% of their current compensation and we may make a matching contribution of up to one half of the first 4% of an employee’s annual compensation deferred under the plan. All of the contributions to the 401(k) plan made by our employees are fully vested at all times, while any matching contributions we make vest in four equal annual installments, beginning on the first anniversary of the participant’s hire date. Benefits under the 401(k) plan are paid upon a participant’s retirement, death, disability or termination of employment, and are based on the amount of a participant’s contributions plus vested employer contributions, as adjusted for gains, losses and earnings.

Limitation of Liability and Indemnification

Our certificate of incorporation limits the personal liability of our board members for breaches by them of their fiduciary duties. Our bylaws also require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; and

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. In addition and in accordance with Delaware law, our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether indemnification would be permitted under Delaware law. We currently maintain liability insurance for our directors and officers.

We intend to enter into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, will provide for indemnification of our directors and executive officers for some expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us or in our right, arising out of such person’s services as a director or executive officer of ours, any subsidiary of ours or any other company or enterprise to which the person provided services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following is a summary of transactions since January 1, 2002 among us and our directors, our executive officers, beneficial owners of more than 5% of either class of our common stock or our Series A convertible preferred stock outstanding before completion of the offering, and some of the entities with which the foregoing persons are affiliated or associated.

Transactions With Preferred Stockholders

In February 2000, we sold 134,000 shares of a new issue of preferred stock, designated our Series A convertible preferred stock, at a purchase price of $1,000 per share, or $134.0 million in the aggregate, to institutional investors. The investors included entities controlled by Madison Dearborn Partners, which include Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, L.P. and Special Advisors Fund I, LLC, entities that are part of The Blackstone Group, which include Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Capital Partners L.P. and Blackstone Family Investment Partnership III L.P., and CIT Lending Services Corporation and other institutions. An affiliate of CIBC World Markets Corp., an underwriter in the offering, has a limited partnership interest in Madison Dearborn Capital Partners III, L.P. and Caravelle Investment Fund LLC, an affiliate of CIBC World Markets Corp., owns 2,000 shares of the Series A convertible preferred stock.

Investor Rights. In the preferred stock investment agreement, we agreed that we would not take specified actions relating to our business, our capital stock and other aspects of our operations without the prior approval of the holders of a majority of our shares held by Madison Dearborn Partners and their permitted transferees and the holders of a majority of our shares held by The Blackstone Group and their permitted transferees. Under the preferred stock investment agreement, we also granted the preferred stockholders the right to require us to repurchase their PAETEC securities in specified circumstances.

At the time of the investment, we and some of our principal stockholders, including Arunas A. Chesonis and Jeffrey P. Sudikoff, entered into a stockholders agreement with the preferred stockholders that provided for a variety of rights relating to their ownership of our capital stock, including preemptive rights to subscribe to additional issuances of our capital stock and other securities. As a result of the transactions described below under “—Recapitalization Transactions,” the approval rights of the preferred stockholders and our repurchase obligations under the preferred stock investment agreement, and most of these other rights of the preferred stockholders relating to their ownership of PAETEC capital stock, will terminate upon the completion of the offering.

We and the preferred stockholders amended the preferred stock investment agreement in contemplation of the offering and the recapitalization transactions. The amended preferred stock investment agreement provides that, following the offering, for so long as any of the preferred stockholders continues to hold common stock received directly or indirectly upon conversion of the Series A convertible preferred stock or related securities with an original purchase price of at least $10.0 million under the investment agreement, those stockholders will be entitled to visit and inspect our properties, examine our corporate and financial records and discuss our operations and affairs with our directors, officers and independent registered public accounting firm. The amended preferred stock investment agreement also provides that, if either Madison Dearborn Partners or The Blackstone Group ceases to be entitled to nominate a director pursuant to the new voting agreement, so long as each such group of preferred stockholders owns 20% of their initial investment in our company, such preferred stockholders will be entitled to inspect our books and records, periodically consult with our officers and directors and be informed in advance and consulted with respect to specified transactions.

Voting Agreement. At the time of the February 2000 preferred stock investment, we and some of our principal stockholders, including Arunas A. Chesonis, the Campuslink stockholders, Christopher E. Edgecomb and Jeffrey P. Sudikoff, entered into a voting agreement with the preferred stockholders. In this agreement, we agreed to take all actions within our control which are necessary or desirable for the election of designees of the Campuslink stockholders, Madison Dearborn Partners, The Blackstone Group and Mr. Chesonis to our board of directors, and all of the stockholders who are parties to the agreement agreed to vote their shares for each of these designees. Paul J. Finnegan, who is the designee of Madison Dearborn Partners, and Michael S. Chae, who is the designee of The Blackstone Group, currently serve on our board of directors under these board membership provisions. In accordance with a termination agreement executed by all of the parties to the February 2000 voting agreement and the new voting agreement executed by us, Mr. Chesonis, Madison Dearborn Partners and The Blackstone Group in anticipation of the offering, the February 2000 voting agreement will terminate before we sign the purchase agreement with the underwriters for the offering and will be replaced by the new voting agreement. For information concerning the board representation and other rights under the new voting agreement after completion of the offering, see “Management—Membership of the Board of Directors—Voting Agreement.”

Registration Rights Agreement. In the amended and restated registration rights agreement we entered into at the time of the February 2000 investment with the preferred stockholders and the Campuslink Stockholders, we granted the preferred stockholders the following registration rights with respect to all of the common stock they will acquire upon the conversion of the Series A convertible preferred stock and all common stock that they may acquire in any other manner at any other time:

•	we granted Madison Dearborn Partners and The Blackstone Group demand registration rights which entitle them to require us at any time after the completion of the offering to register under the Securities Act the sale of their shares and the shares held by the other preferred stockholders on up to two occasions, in the case of a demand made by Madison Dearborn Partners, and on one occasion, in the case of a demand made by The Blackstone Group, on a registration statement on SEC Form S-1, and on an unlimited number of occasions on a registration statement on SEC Form S-2 or S-3;

•	we granted Madison Dearborn Partners and The Blackstone Group shelf registration rights which entitle them, at any time between the first anniversary and the third anniversary of the completion of the offering, to require us to register the sale of the shares of the preferred stockholders under the Securities Act on a continuous or delayed basis; and

•	we granted the preferred stockholders piggyback registration rights which entitle them to require us to include their shares in a registration of our common stock or other securities for sale by us or by our other security holders.

The foregoing registration rights generally will terminate with respect to any shares of common stock subject to registration rights on the earliest to occur of the following:

•	when such shares of common stock have been disposed of pursuant to a registration statement that is effective under the Securities Act;

•	when such shares of common stock have been sold in accordance with Rule 144 under the Securities Act;

•	following the distribution of such common stock by specified limited partnerships or limited liability companies to its limited partners or members, upon written notice of termination by such limited partnership or limited liability company; or

•	when we issue certificates representing such common stock without any legend restricting the transfer thereof under the Securities Act or state securities laws, provided that, notwithstanding this termination provision, Madison Dearborn Partners and The Blackstone Group may exercise demand and shelf registration rights in an offering of common stock by such group of stockholders reasonably anticipated to have an aggregate gross offering price of at least $20.0 million if, at such time, those stockholders are not free to sell their common stock under Rule 144 of the Securities Act without limitation as to volume or manner of sale restrictions.

These registration rights are subject to other conditions, including notice requirements, timing restrictions and volume limitations which may be imposed by the underwriters of an offering. We generally are required to bear the expense of all these registrations, except for underwriting discounts and commissions. For information concerning the waiver of these registration rights by the preferred stockholders pursuant to lockup agreements to be executed in connection with the offering, see “Shares Eligible for Future Sale.”

Retail Services. We provide telecommunications services to The Blackstone Group and some of its affiliated companies. For these services, we billed those entities approximately $20,000 for the three months ended March 31, 2005, approximately $103,000 for 2004, approximately $111,000 for 2003 and approximately $94,000 for 2002.

Consulting Services. The Blackstone Group provided us with merger and acquisition consulting services in 2004. We paid a total of approximately $102,000 for such services.

Transactions With Affiliates of Frank R. Kline, James A. Kofalt and Gary Winnick

Transactions Related to our Acquisition of Campuslink Communications Systems, Inc. We entered into the transactions with Campuslink Communications Systems, Inc. and its affiliates described below. One of our directors, James A. Kofalt, and two of our significant stockholders, Frank R. Kline and Gary Winnick, were significant beneficial stockholders, directors or executive officers of Campuslink Communications Systems before we completed our acquisition of Campuslink by merger in September 1999. We issued shares that represented 21.9% of the total number of shares of our common stock outstanding immediately after the merger. We also issued options to purchase shares representing less than 1% of our then outstanding common stock to nine former holders of warrants to purchase shares of Campuslink common stock as consideration for the cancellation of their warrants.

In connection with the acquisition, Arunas A. Chesonis, Christopher E. Edgecomb and Jeffrey P. Sudikoff, who at the time were significant stockholders and held the largest percentages of our voting power, entered into a stockholders’ agreement with us and the Campuslink stockholders, which is referred to in this prospectus as the Campuslink stockholders’ agreement. This agreement provided for the following:

•	co-sale rights to the Campuslink stockholders with respect to transfers of our securities by Mr. Chesonis, Mr. Edgecomb or Mr. Sudikoff and preemptive rights to the Campuslink stockholders with respect to new issuances of capital stock and other securities by us;

•	our agreement not to engage in specified corporate, securities or related party transactions without the approval of the director or directors nominated by the Campuslink stockholders; and

•	an agreement by Mr. Chesonis to vote shares of our stock over which he has voting rights to elect one or more individuals nominated by the Campuslink stockholders to our board of directors.

The voting provisions of the Campuslink stockholders’ agreement were amended and restated in the voting agreement that became effective in connection with our sale of the Series A convertible preferred stock in February 2000.

Pursuant to termination agreements that we, the Campuslink stockholders, and Messrs. Chesonis, Edgecomb and Sudikoff executed before we commenced the offering and that will become effective in connection with the completion of the offering, the February 2000 voting agreement and the Campuslink stockholders’ agreement will terminate before or upon completion of the offering, so long as we enter into the purchase agreement for the offering by December 31, 2005.

In connection with the acquisition, we entered into a registration rights agreement with the Campuslink stockholders. This registration rights agreement was amended and restated in February 2000 in connection with our sale of the Series A convertible preferred stock to the preferred stockholders. In the amended and restated agreement, we granted the Campuslink stockholders registration rights which include two demand registrations and shelf and piggyback registration rights that are substantially similar to the registration rights we granted to Madison Dearborn Partners and The Blackstone Group under the same agreement, as set forth above under “—Transactions With Preferred Stockholders—Registration Rights Agreement.”

Transaction With Global Crossing Limited. Gary Winnick, who together with his affiliates has beneficially owned more than 5% of our Class A common stock since before 2002, was a significant stockholder of Global Crossing Limited until late 2003 and served as non-executive Chairman of the Board of Global Crossing Limited until December 31, 2002. We paid Global Crossing Limited and its affiliates $11.8 million in 2002 and $16.6 million in 2003 for multi-frame receiver cards, transport services for our end-user customers, domestic and international termination services, conference calling, off-network switched access services and dedicated voice services. We also provide carrier access billing and network services for, and lease colocation space to, Global Crossing Limited and its affiliates. We billed these entities $4.0 million in 2002 and $5.1 million in 2003 for these services.

Recapitalization Transactions

In addition to the termination of the February 2000 voting agreement and our entry into the new voting agreement, as described above under “—Transactions With Preferred Stockholders—Voting Agreement,” and the termination of our stockholders’ agreement with the Campuslink stockholders, as described above under “—Transactions With Affiliates of Frank R. Kline, James A. Kofalt and Gary Winnick,” we were required to amend the terms of the Series A convertible preferred stock and to enter into related transactions with our preferred stockholders, the Campuslink stockholders and related entities, some of our initial investors and some of our management stockholders in anticipation of the offering, as described below. As a result of these amendments and related transactions, we expect that in connection with the completion of the offering we will issue the shares of common stock and make the payments shown in the table below, assuming the initial public offering price of our common stock will be $13.00 per share, which is the midpoint of the range we show on the cover page of this prospectus. Additional information concerning these transactions follows the table.

	Assuming No Exercise of Overallotment Option			Assuming Full Exercise of Overallotment Option
Stockholder Group	Aggregate Shares of Common Stock Issuable		Aggregate Cash Payments	Aggregate Shares of Common Stock Issuable		Aggregate Cash Payments
	Number	Purchase Price Per Share		Number	Purchase Price Per Share
Series A convertible preferred stockholders(1)	11,527,972	Conversion	$78,547,549	10,143,356	Conversion	$95,287,549
Campuslink stockholders and affiliates(2)	2,988,578	$0.01	$4,000,000	2,988,578	$0.01	$4,000,000
Initial investors(3)	287,903	$0.01	—	287,903	$0.01	—
Management stockholders(4)	248,820	n/a	$5,000,000	248,820	n/a	$5,000,000

(1)	Shares of common stock issuable represents the total number of shares of common stock we will issue to the holders of the Series A convertible preferred stock and cash payments represent total dividends we expect to pay to the holders of the Series A convertible preferred stock in connection with the recapitalization transactions, upon the completion of the offering and upon completion of the offering assuming the overallotment option is exercised in full. As of March 31, 2005, aggregate accrued and unpaid dividends on the Series A convertible preferred stock were approximately $50.7 million and, assuming all of the outstanding shares of Series A convertible preferred stock were converted into our Class A common stock pursuant to the original terms of the Series A convertible preferred stock and such Class A common stock was reclassified pursuant to the terms of the reclassification, we would have issued those holders approximately 7,431,558 shares of our common stock.
(2)	Cash payments represent fees payable to Pacific Capital Group, Inc. and Kline Hawkes & Co. upon completion of the offering in connection with financial advisory services provided to us solely in connection with the recapitalization transactions and the proposed new senior secured credit facility. Pacific Capital Group, Inc. is an affiliate of Gary Winnick and Kline Hawkes & Co. is an affiliate of Frank R. Kline. Each of Mr. Winnick and Mr. Kline, together with related entities that include some of the Campuslink stockholders or their affiliates, beneficially owned over 5% of the Class A common stock as of March 31, 2005.
(3)	Includes CIT Lending Services Corporation (38,007 shares), Christopher E. Edgecomb (97,868 shares) and Jeffrey P. Sudikoff (152,028 shares).
(4)	Includes Joseph D. Ambersley, John P. Baron, Bradford M. Bono, Edward J. Butler, Jr., Arunas A. Chesonis, Richard J. Padulo and Daniel J. Venuti. Shares of common stock issuable represent awards of restricted stock.

Series A Convertible Preferred Stock Agreements. In April 2005, we entered into a Series A stockholder agreement with the preferred stockholders, pursuant to which, among other matters, the preferred stockholders approved an amendment to the definition of “qualified public offering” in the terms of the Series A convertible preferred stock. The terms of the Series A convertible preferred stock provide that we may require the preferred stockholders to convert those shares into common stock upon completion of a “qualified public offering.” Before the amendment, the definition of qualified public offering provided that, for an initial public offering of our common stock to qualify as a qualified public offering, the public offering price of the offering must equal or exceed the product of 1.5 times the Series A conversion price in effect immediately before the completion of the offering, and we must receive gross offering proceeds of at least $50.0 million. At the time of the amendment and as of the date of this prospectus, the conversion price is $7.50 per share of common stock and the corresponding qualified public offering price is $11.25 per share.

The amended qualified public offering definition replaced our optional conversion right with an automatic conversion right upon completion of a qualified public offering and replaced the minimum public offering price requirement with a formula that would permit any initial public offering price to qualify as a qualified public offering, assuming the $50.0 million gross proceeds requirement is satisfied. Under the formula, as described in more detail below, any initial public offering price lower than $11.25 per share will result in a decrease in the conversion price to below $7.50 and an increase in the number of shares of common stock issuable to the preferred stockholders upon conversion. The number of additional shares issuable upon conversion will increase inversely in relation to the initial public offering price.

The Series A stockholder agreement obligates us to use the net proceeds from our offering of common stock for our account that generate gross proceeds in excess of $85.0 million to pay cash dividends to the final holders of the Series A convertible preferred stock. The agreement also provides that, if the amount of cash dividends we pay from our net proceeds from the offering is less than $134.0 million, we will be obligated to use funds from other sources so that the total amount of cash dividends we pay to the preferred stockholders equals the lesser of (1) $134.0 million or (2) the sum of all of the net proceeds from our offering of common stock for our account that generate gross proceeds in excess of $85.0 million plus $40.0 million, in each case, less specified expenses. Under the amendments described below, the amount of cash dividends we are deemed to have paid will reduce the number of shares of common stock issuable upon conversion of the Series A convertible preferred stock. For purposes of the amendments described below, the amount of dividends we are deemed to have paid will equal the actual amount of the dividends we pay plus (1) the total amount of underwriting discounts and commissions we are charged in the offering, plus the amount of other fees we are charged if we use funds from debt financings, up to $1.2 million, to raise the amount we actually pay as dividends and (2) $2.0 million, representing the portion of the financial advisory fees related to the recapitalization transactions that we will pay to affiliates of Gary Winnick and Frank R. Kline on behalf of the holders of the Series A convertible preferred stock. See “—Agreements with Pacific Capital Group and Kline Hawkes & Co.” for more information concerning these fees.

Under the Series A stockholder agreement, the preferred stockholders agreed to an amendment to the provisions of the Series A convertible preferred stock that determine the number of shares of common stock that are issuable upon conversion of the Series A convertible preferred stock. Under the amendment, all shares of Series A convertible preferred stock will be converted in connection with the completion of the offering into a number of shares of common stock equal to the following:

•	the sum of:

•	the number of shares of common stock that is equal to the aggregate stated liquidation value of all shares of Series A convertible preferred stock, or $134.0 million, divided by the conversion price of the Series A convertible preferred stock immediately before the completion of the offering; plus

•

the number of shares of common stock that is equal to the difference of the amount of accrued and unpaid dividends on the Series A convertible preferred stock divided by the public offering price in the offering, calculated on a pre-reclassification basis;

•	less:

•	the amount of cash dividends we are deemed to have paid on the Series A convertible preferred stock as contemplated by the Series A stockholder agreement, as described above, divided by the public offering price, calculated on a pre-reclassification basis.

Assuming the initial public offering price of the common stock in the offering is $13.00 per share, which is the midpoint of the range we show on the cover page of this prospectus, and we sell 9,784,744 shares for our account in the offering, we expect to pay pursuant to these provisions cash dividends of $78.5 million on the Series A convertible preferred stock in connection with the offering and that we will issue 40,307,594 shares of Class A common stock upon conversion of the Series A convertible preferred stock. Following the reclassification that will occur immediately following the conversion of the Series A convertible preferred stock, the shares we will issue upon conversion of the Series A convertible preferred stock will equal 11,527,972 shares of the single class of common stock we will have outstanding following the reclassification. Based on the foregoing assumption, we expect that we will use $39.3 million of the term loan borrowings from the proposed new senior secured credit facility we will enter into at the closing of the offering to pay a portion of the foregoing cash dividends on the Series A convertible preferred stock. Caravelle Investment Fund L.L.C., an affiliate of CIBC World Markets Corp., an underwriter in the offering, owns 2,000 shares of our Series A convertible preferred stock and, based on the foregoing assumption, will receive, pursuant to the recapitalization transactions, approximately $1.2 million in cash dividends from the net proceeds of the offering and the term loan borrowings from our new senior secured credit facility.

Under the Series A stockholders agreement, the preferred stockholders approved our certificate of incorporation and bylaws that will be effective upon completion of the offering, approved all of the other recapitalization transactions described below, waived their registration rights with respect to the offering and agreed to execute and deliver the lockup agreement described below under “Shares Eligible for Future Sale–Lockup Agreements.”

At the time we entered into the Series A Stockholder Agreement, we and the preferred stockholders also amended the definition of “qualified public offering” in the preferred stock investment agreement described above under “—Transactions With Preferred Stockholders—Investor Rights.” As a result of this amendment, the approval rights of the Series A convertible preferred stockholders under the preferred stock investment agreement will terminate upon completion of the offering.

Campuslink Stockholder Agreements. To obtain the approval of the Campuslink stockholders to the amendments to the terms of the Series A convertible preferred stock as described above under “—Series A Convertible Preferred Stock Agreements” for purposes of the Campuslink stockholders’ agreement and in consideration of the agreements made by the Campuslink stockholders as described below, we entered into a Campuslink stock purchase agreement with the Campuslink stockholders and some of their affiliates at the time we entered into the Series A stockholder agreement. The Campuslink stock purchase agreement obligates us to sell, and the Campuslink stockholders to purchase, additional shares of common stock for a purchase price of $0.01 per share if there is a reduction to the conversion price of the Series A convertible preferred stock as a result of the amendment to the definition of “qualified public offering” described above. Assuming the initial public offering price of the common stock in the offering is $13.00 per share, which is the midpoint of the range we show on the cover page of this prospectus, we will be obligated to sell, and the Campuslink stockholders will be obligated to purchase, an additional 2,988,578 shares of common stock promptly following the completion of the offering at an aggregate purchase price of $29,886.

The Campuslink stockholders also agreed in the Campuslink stock purchase agreement to refrain, during the pendency of the offering and until the February 2000 voting agreement and Campuslink stockholders’ agreement terminate, from exercising their right under the February 2000 voting agreement and the Campuslink stockholders’ agreement to appoint a director to serve on our board of directors. During this period, the Campuslink stock purchase agreement instead entitles the Campuslink stockholders to appoint a representative to attend each meeting of our board of directors as a non-voting observer and to receive all communications and materials that we provide to the board of directors, subject to specified confidentiality requirements. During this period, the Campuslink stock purchase agreement provides that the Campuslink representative is entitled to approve the corporate, securities and other transactions, other than the offering and the recapitalization transactions, which the Campuslink director formerly was entitled to approve under the Campuslink stockholders’ agreement before execution of the Campuslink stock purchase agreement.

The Campuslink stock purchase agreement also provides the manner and extent to which the Campuslink stockholders and their affiliates that are parties to the agreement may offer and sell shares of common stock in the offering. Each Campuslink stockholder and each of such stockholder’s affiliates that is a party to the Campuslink stock purchase agreement waived such stockholder’s registration rights, if any, with respect to the offering, except as described below, and agreed to execute and deliver the lockup agreement described in this prospectus under “Shares Eligible for Future Sale—Lockup Agreements” with respect to all of their shares of common stock, other than those shares offered by this prospectus. The registration rights waiver will remain effective until the period of the lockup agreement expires.

Under the Campuslink stock purchase agreement, each Campuslink stockholder and each of such stockholder’s affiliates that is a party to the agreement committed to sell a specified amount of common stock in the offering at the public offering price, less underwriting discounts and commissions. These stockholders collectively will be entitled, and have committed, to sell shares of common stock in the offering for gross proceeds of up to approximately $29.7 million, subject to the size of the offering and other factors. Of this total amount, the amount that each stockholder is entitled and obligated to sell is based generally on the shares of common stock or stock options such stockholder received in connection with our acquisition of Campuslink Communications Systems. The Campuslink stock purchase agreement provides that this maximum aggregate offering amount would be reduced if other stockholders who are entitled to include shares of common stock for sale in the offering pursuant to the exercise of registration rights elect to include their shares for sale in the offering or if marketing factors require some shares to be excluded from the offering.

Under the Campuslink stock purchase agreement, the Campuslink stockholders and their affiliates that are parties to the agreement also approved our certificate of incorporation and bylaws that will be effective upon completion of the offering and approved all of the other recapitalization transactions described above and below.

Agreement With Initial Investors. At the time CIT Lending Services Corporation, Christopher E. Edgecomb and Jeffrey P. Sudikoff made their initial investment in our company in 1998, we and these stockholders entered into agreements that provided these stockholders with antidilution rights and participation rights in connection with specified sales of our common stock before and, with respect to CIT Lending Services, after we complete an initial public offering of our common stock. CIT Lending Services, or one of its affiliates, serves as the collateral agent and a lender under our existing senior secured credit facility. CIT Lending Services, or one of its affiliates, is expected to serve as syndication agent, joint lead arranger, joint book runner and a lender under our new senior secured credit facility. These agreements also provided these stockholders with specified piggyback registration rights. These stockholders agreed to terminate these agreements and approve the other recapitalization agreements and transactions described above under an initial investors’ stock purchase agreement we entered into with these stockholders in April 2005 in contemplation of the offering and the recapitalization transactions.

The initial investors’ stock purchase agreement also provides the manner and extent to which CIT Lending Services, Mr. Edgecomb and Mr. Sudikoff may offer and sell shares of common stock in the offering. The initial investors’ stock purchase agreement provides that these stockholders collectively are entitled, and obligated, to sell shares of common stock in the offering for gross proceeds of up to approximately $9.1 million, subject to the size of the offering and other factors. This maximum offering amount is subject to reduction under generally the same circumstances as the offering amount of the Campuslink stockholders and their affiliates under the Campuslink stock purchase agreement. The initial investors’ stock purchase agreement obligates us to sell, and CIT Lending Services, Mr. Edgecomb and Mr. Sudikoff to purchase, shares of common stock for a purchase price of $0.01 per share if the Campuslink stockholders become entitled to purchase shares of common stock pursuant to the Campuslink stock purchase agreement if there is a reduction in the conversion price of the Series

A convertible preferred stock as a result of the amendment to the definition of “qualified public offering” described above. Assuming the initial public offering price of the common stock in the offering is $13.00 per share, which is the midpoint of the range we show on the cover page of this prospectus, we will be obligated to sell, and CIT Lending Services, Mr. Edgecomb and Mr. Sudikoff will be obligated to purchase, at a purchase price of $0.01 per share, 38,007 shares in the case of CIT Lending Services, 97,868 shares in the case of Mr. Edgecomb and 152,028 shares in the case of Mr. Sudikoff promptly following completion of the offering. The initial investors’ stock purchase agreement incorporates the piggyback registration rights we granted to Mr. Edgecomb and Mr. Sudikoff at the time of their initial investment in our company. CIT Lending Services, Mr. Edgecomb and Mr. Sudikoff also approved under the initial investors’ stock purchase agreement our certificate of incorporation and bylaws that will be effective upon completion of the offering, approved all of the other recapitalization transactions described above and agreed to execute and deliver the lockup agreement described below under “Shares Eligible for Future Sale—Lockup Agreements,” with respect to all of their shares of common stock, other than those shares offered by this prospectus. These stockholders also agreed, except as otherwise provided in the agreement, to waive their piggyback registration rights to participate in the offering.

Agreement With Management Stockholders. We entered into stock rights agreements with the following executive officers when we first sold them shares of our common stock: Joseph D. Ambersley, John P. Baron, Bradford M. Bono, Edward J. Butler, Jr., Richard J. Padulo and Daniel J. Venuti. We also entered into a stock rights agreement with another one of our executive officers, Timothy J. Bancroft, in August 1998, and we entered into a stock purchase agreement with Arunas A. Chesonis when we first sold him shares of our common stock. These stockholders collectively will have beneficially owned, until the reclassification of our Class A common stock and Class B common stock into a single class of new common stock in connection with the offering, a majority of our voting power. As a result, their consent was required for us to amend the terms of the Series A convertible preferred stock, as described above under “—Series A Convertible Preferred Stock Agreements.” In anticipation of the offering, we entered into a founding stockholders’ agreement with these stockholders and other members of management that are stockholders in which these stockholders agreed to the following:

•	to terminate their stock rights agreements and stock purchase agreements with us;

•	to approve the amendments to the terms of the Series A convertible preferred stock and the other recapitalization transactions; and

•	to waive their registration rights with respect to the offering and to execute the lockup agreement described below under “Shares Eligible for Future Sale—Lockup Agreements” with respect to all of their shares of common stock.

Arunas A. Chesonis also agreed to execute the new voting agreement with us, Madison Dearborn Partners and The Blackstone Group that will become effective upon completion of the offering and the termination agreements with respect to the termination of the February 2000 voting agreement, the February 2000 stockholders’ agreement for the benefit of the Series A convertible preferred stockholders, and the Campuslink stockholders’ agreement.

In consideration of the foregoing, the founding stockholders’ agreement entitles the following management stockholders to the following cash and restricted stock compensation upon completion of the offering:

Management Stockholder	Cash Compensation	Shares of Restricted Stock
Joseph D. Ambersley	$150,000	16,016
John P. Baron	150,000	16,016
Bradford M. Bono	700,000	30,316
Edward J. Butler, Jr.	350,000	15,158
Arunas A. Chesonis	3,350,000	140,140
Richard J. Padulo	150,000	15,158
Daniel J. Venuti	150,000	16,016

Total	$5,000,000	248,820

The number of shares of restricted stock shown is adjusted to give effect to the reclassification. All of the shares of restricted stock issuable to each executive officer other than Arunas A. Chesonis will vest on the third anniversary of the date of grant. The shares of restricted stock issuable to Mr. Chesonis will vest, if ever, on the third anniversary of the date of grant only if specified equity performance targets are satisfied on that date or on the fourth anniversary of the date of grant only if increased equity performance targets are satisfied on that date.

The founding stockholders’ agreement also continues in effect the piggyback registration rights we granted to these executive officers pursuant to the stock rights agreements. The executive officers who are parties to stock rights agreements are entitled to require us to include all or a portion of the shares of common stock they own in any registration of our equity securities under the Securities Act, whether or not for our own account, subject to our right to exclude some or all of these shares under specified conditions in the case of underwritten offerings. We will pay all of the expenses of these registrations, except for underwriting discounts and commissions. These registration rights expire with respect to any executive officer when the executive officer may sell all of the shares entitled to registration rights pursuant to Rule 144 under the Securities Act without limitation as to volume or manner of sale. Mr. Chesonis also is entitled to the foregoing registration rights pursuant to a stock purchase agreement we entered into with Mr. Chesonis when we first sold him shares of our common stock.

Agreements With Pacific Capital Group and Kline Hawkes & Co. In connection with the recapitalization transactions, we entered into financial advisory services agreements with Pacific Capital Group, Inc. and Kline Hawkes & Co. Pacific Capital Group, Inc. is an affiliate of Gary Winnick and Kline Hawkes & Co. is an affiliate of Frank R. Kline. Each of Mr. Winnick and Mr. Kline, together with related entities that include some of the Campuslink stockholders or their affiliates, beneficially owned over 5% of the Class A common stock as of March 31, 2005. Under the financial advisory services agreements, which we entered into to facilitate the Campuslink stock purchase agreement and the transactions contemplated by that agreement, we have engaged Pacific Capital Group and Kline Hawkes to assist us in connection with the planning, negotiation, execution and completion of the recapitalization transactions and with the planning, negotiation, execution and completion of our contemplated new senior secured credit facility. The agreements obligate us to pay Pacific Capital Group $1.5 million in connection with the recapitalization transactions and $1.5 million in connection with the proposed new senior secured credit facility, and to pay Kline Hawkes $0.5 million in connection with the recapitalization transactions and $0.5 million in connection with the proposed new senior secured credit facility. We believe the terms of these agreements are generally comparable to terms we could have obtained from independent third parties. The Series A convertible preferred stockholders have agreed to incur $2.0 million of our costs payable pursuant to these agreements by having the amount of common stock they receive upon conversion of the Series A convertible preferred stock in connection with the offering reduced by approximately 153,846 shares, after giving effect to the reclassification.

Other Transactions With CIT Lending Services Corporation

On July 1, 2005, we entered into a binding commitment letter with CIT Lending Services Corporation, Deutsche Bank Trust Company Americas, Merrill Lynch Capital Corporation, Canadian Imperial Bank of Commerce and some of their respective affiliates. CIT Lending Services is one of our significant stockholders, as well as a selling stockholder. Each of these other entities is an affiliate of one of the underwriters of the offering.

Pursuant to the commitment letter, these entities have committed in varying capacities, subject to the terms and conditions of the commitment letter, to provide us with our new senior secured credit facility concurrently with the completion of the offering. Under the commitment letter and related fee letters, we will be obligated to pay these entities customary commitment and related fees, including fees of approximately $0.6 million to $1.0 million to CIT Lending Services and its affiliates.

For additional information concerning the expected terms of the new senior secured credit facility, as specified in the commitment letter, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Senior Secured Credit Facility.” As

contemplated by the commitment letter, we expect that CIT Lending Services or one of its affiliates will serve as syndication agent, joint lead arranger, joint book runner and a lender under the new facility.

CIT Lending Services is an agent and lender under our existing senior secured credit facility, which we will repay concurrently with the completion of the offering. As a result, CIT Lending Services will receive a portion of our net proceeds from the offering.

In April 2005, we received a commitment from CIT Lending Services pursuant to which it agreed to provide us with approximately $40.0 million in junior secured debt financing. We paid CIT Lending Services $75,000 for this commitment, which will terminate on or prior to the offering without our incurrence of any indebtedness thereunder.

In 1999, we entered into a program agreement with CIT Communications Finance Corporation, which is an affiliate of CIT Lending Services, pursuant to which it provides equipment financing to some of our customers in connection with our provision of network services to the customer. Under the arrangement, which we refer to as our “Equipment for Services” leasing program, CIT Communications Finance pays us a commission when it finances equipment for a customer we have identified. CIT Communications Finance paid us commissions under this arrangement of approximately $14,000 for the three months ended March 31, 2005, $54,000 for 2004, $53,000 for 2003 and $69,000 for 2002.

Other Transactions

We employ two siblings of Arunas A. Chesonis, our Chairman, President and Chief Executive Officer. Algimantas K. Chesonis serves as our Senior Vice President of Finance and as our Controller and Jolanda J. Chesonis serves as our Vice President of Human Resources. We made total salary and bonus payments to them of $70,902 for the three months ended March 31, 2005, $277,668 for 2004, $242,392 for 2003 and $238,738 for 2002. We also issued these individuals options to purchase a total of 31,739 shares of our common stock, after giving effect to the reclassification, at exercise prices ranging from $8.74 to $27.97 per share, after giving effect to the reclassification. In addition, from time to time, Pamela A. Chesonis, who is the spouse of Arunas A. Chesonis, performs consulting services relating to network services contracts for us. For these services, we have paid Ms. Chesonis $14,020 for 2004, $21,932 for 2003 and $17,405 for 2002. Ms. Chesonis also has earned $5,045 for services that she performed during the three months ended March 31, 2005.

PRINCIPAL AND SELLING STOCKHOLDERS

The table presented below shows information regarding the beneficial ownership of our common stock as of May 31, 2005 before and after giving effect to the recapitalization transactions and the offering, assuming that our only class of capital stock outstanding is the common stock we will issue and sell in the offering by:

•	each person or entity known by us to own beneficially more than 5% of the outstanding shares of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	the selling stockholders.

The information with respect to beneficial ownership before giving effect to the recapitalization transactions and the offering assumes:

•	that each of the 134,000 shares of our Series A convertible preferred stock, including accumulated dividends, outstanding as of May 31, 2005 was converted into shares of our Class A common stock as of that date in accordance with the original terms of the Series A convertible preferred stock, and that the fair market value of our common stock as of May 31, 2005 was $13.00 per share, which represents the midpoint of the range we show on the cover page of this prospectus; and

•	that immediately following such conversion, each of the 26,677,758 shares of our Class A common stock and 2,635,000 shares of our Class B common stock outstanding as of May 31, 2005 was reclassified into 0.286 of one share of our common stock, which represents the reclassification ratio that will apply to the reclassification that we will complete immediately before completion of the offering.

The actual number of shares of Class A common stock into which each share of Series A convertible preferred stock will be convertible pursuant to the recapitalization transactions will not be determined in accordance with the existing terms of the Series A convertible preferred stock, but will be determined in accordance with the terms of the recapitalization transactions, as set forth under “Certain Relationships and Related Transactions-Recapitalization Transactions.”

The information with respect to beneficial ownership after giving effect to the recapitalization transactions and the offering assumes that we complete the recapitalization transactions, including the payment of dividends to holders of Series A convertible preferred stock which will serve to reduce the number of shares of Class A common stock we issue upon conversion of such preferred stock and our issuance of the 3,525,350 shares of common stock we expect to issue upon completion of the offering to some of our management and other stockholders, and that:

•	the initial public offering price will be $13.00 per share, which represents the midpoint of the range we show on the cover page of this prospectus; and

•	we will issue and sell in the offering 9,784,744 shares of our common stock and the selling stockholders will sell 1,753,718 shares of our common stock, assuming the overallotment option is not exercised, or 11,169,359 shares and 2,099,872 shares, respectively, of our common stock, assuming the overallotment option is exercised in full.

This information in the table is presented in accordance with the rules of the SEC and is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, beneficial ownership of a class of capital stock includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option, warrant or other right. If two or more persons share voting power or investment power with respect to specific securities, all of such persons may be deemed to be the beneficial owners of such securities. Except as we otherwise indicate below and under applicable community property laws, we believe that the beneficial owners of the common stock listed below, based on information they have furnished to us, have sole voting and investment power with respect to the shares shown.

	Shares Beneficially Owned Before Recapitalization Transactions and Offering		Shares to be Sold in the Offering	Shares Beneficially Owned After Recapitalization Transactions and Offering		Additional Shares to be Sold in the Offering Assuming Full Exercise of Overallotment Option	Shares Beneficially Owned After Recapitalization Transactions and Offering Assuming Full Exercise of Overallotment Option
Name of Beneficial Owner	Number	%(1)		Number	%(1)		Number	%(1)
Executive Officers and Directors:
Arunas A. Chesonis (2)	966,285	5.4%	—	966,285	2.9%	—	966,285	2.9%
John P. Baron (3)	198,913	1.1%	—	198,913	*	—	198,913	*
Bradford M. Bono (4)	286,000	1.6%	—	286,000	*	—	286,000	*
Edward J. Butler (5)	201,344	1.1%	—	201,344	*	—	201,344	*
Keith M. Wilson	135,850	*	—	135,850	*	—	135,850	*
Betsy S. Atkins	5,362	*	—	5,362	*	—	5,362	*
Michael S. Chae (6) (11)	3,432,700	19.5%	—	4,301,481	12.9%	—	3,784,834	11.4%
Paul J. Finnegan (7) (10)	4,830,518	27.5%	—	6,046,813	18.2%	—	5,323,507	16.0%
James A. Kofalt (8) (16)	737,659	4.2%	328,830	1,623,912	4.9%	108,530	1,515,382	4.6%
William R. McDermott	5,362	*	—	5,362	*	—	5,362	*
All directors and executive officers as a group (16 persons) (9)	11,425,873	65.0%	328,830	14,397,199	43.3%	108,530	13,048,716	39.3%

Principal Stockholders:
Madison Dearborn Capital Partners Group (10)	4,805,779	27.3%	—	6,022,074	18.1%	—	5,298,768	15.9%
The Blackstone Group (11)	3,432,700	19.5%	—	4,301,481	12.9%	—	3,784,834	11.4%

Selling Stockholders:
Christopher E. Edgecomb (12)	441,870	2.5%	205,460	334,278	1.0%	—	334,278	1.0%
Frank R. Kline (13)	633,104	3.6%	295,242	1,177,487	3.5%	97,444	1,080,042	3.3%
GKW Unified Holdings, LLC (14) (16)	1,012,576	5.8%	143,376	869,200	2.6%	47,321	821,878	2.5%
Jeffrey P. Sudikoff and Joyce M. Sudikoff (15)	828,113	4.7%	385,055	595,086	1.8%	—	595,086	1.8%
Alliance Cabletel Holdings, L.P. (16)	659,985	3.8%	328,830	1,546,238	4.7%	108,530	1,437,708	4.3%
The Union Labor Life Insurance Company, on behalf of its Separate Account P (17)	486,784	2.8%	227,007	1,098,609	3.3%	74,923	1,023,685	3.1%
Robert I. Schwartz (18)	63,062	*	8,602	81,318	*	2,839	78,478	*
Kenneth M. & Susan F. Kiraly	3,676	*	1,715	8,296	*	566	7,730	*
Richard Rizzutti	928	*	433	2,094	*	143	1,951	*
Peter Cracovaner	696	*	325	1,570	*	107	1,462	*
Ronald S. Johnson	446	*	208	1,007	*	69	939	*
Bryant Hopper	348	*	163	785	*	54	731	*
Richard L. & Catherine E. Cunningham (19)	17,885	*	578	20,959	*	191	20,768	*
Lodwrick Cook (20)	68,880	*	32,122	43,743	*	10,602	33,141	*
Karen Dupke (21)	18,649	*	645	20,385	*	213	20,172	*
Wendy Foliano (22)	3,742	*	430	4,899	*	142	4,757	*
Clinton Walker (23)	19,193	*	7,483	24,577	*	2,470	22,107	*
Joseph Golden (24)	53,657	*	1,640	70,554	*	541	70,012	*
CIT Lending Services Corporation (25)	348,142	2.0%	108,685	421,152	1.3%	—	390,154	1.2%
Larry Boyer	5,720	*	5,720	—	*	—	—	*

*	Represents beneficial ownership of less than 1%.

(1)	The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days.
(2)	The shares of common stock shown as beneficially owned by Mr. Chesonis include 68,525 shares of common stock held by a trust for which Mr. Chesonis’s father and mother-in-law serve as co-trustees and share voting and investment power, 36,615 shares of common stock held for the benefit of a family foundation for which Mr. Chesonis’ mother, mother-in-law and wife share voting and investment power, and 107,250 shares of common stock issuable upon exercise of stock options within 60 days after May 31, 2005.
(3)	The shares of common stock shown as beneficially owned by Mr. Baron include 9,867 shares of common stock held by trusts for the benefit of Mr. Baron’s children, 9,322 shares of common stock held by a trust for which Mr. Baron’s brother serves as trustee and exercises sole voting and investment power, 4,978 shares of common stock held for the benefit of a family foundation for which Mr. Baron’s brother and sister-in-law share voting and investment power and 114,400 shares of common stock issuable upon exercise of stock options within 60 days after May 31, 2005. Mr. Baron disclaims beneficial ownership of the shares held by the trust and family foundation.
(4)	The shares of common stock shown as beneficially owned by Mr. Bono include 4,770 shares of common stock held by a trust for which Mr. Bono serves as trustee and exercises sole voting and investment power, 2,380 shares of common stock held for the benefit of a family foundation for which Mr. Bono and Mr. Bono’s wife and mother share voting and investment power and 114,400 shares of common stock issuable upon exercise of stock options within 60 days after May 31, 2005.
(5)	The shares of common stock shown as beneficially owned by Mr. Butler include 2,606 shares of common stock held by a trust for which Mr. Butler’s wife serves as trustee and exercises sole voting and investment power, 5,593 shares of common stock held by a trust for which Mr. Butler’s wife and brother serve as co-trustees and share voting and investment power, 2,987 shares of common stock held for the benefit of a family foundation for which Mr. Butler and Mr. Butler’s wife and brother share voting and investment power and 114,400 shares of common stock issuable upon exercise of stock options within 60 days after May 31, 2005.
(6)	Mr. Chae does not own of record any shares of common stock. Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Capital Partners L.P. and Blackstone Family Investment Partnership III L.P., entities with which Mr. Chae is affiliated, own all of the shares of common stock reflected as beneficially owned by him. Mr. Chae disclaims beneficial ownership of such shares.
(7)	All of such shares, other than 86,500 shares held of record by Mr. Finnegan, are held by affiliates of Madison Dearborn as described in note 10 below. Mr. Finnegan is a Managing Director of Madison Dearborn and, therefore, may be deemed to share voting and investment power over the shares held by these entities. Mr. Finnegan disclaims beneficial ownership of all of the shares that he does not hold of record. The address for Mr. Finnegan is c/o Madison Dearborn Partners, LLC, Three First National Plaza, Suite 3800, Chicago, Illinois 60602.
(8)	The shares of common stock shown as beneficially owned by Mr. Kofalt include the shares held of record by Alliance Cabletel Holdings, L.P. as described in note 16 below and include 16,803 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of May 31, 2005. Mr. Kofalt disclaims beneficial ownership of the shares held of record by Alliance Cabletel Holdings.
(9)	The shares of common stock shown as beneficially owned by all directors and executive officers as a group include options to purchase 951,424 shares of common stock exercisable within 60 days of May 31, 2005.
(10)	Includes shares held of record by Madison Dearborn Capital Partners III, L.P. (MDCP), shares held of record by Madison Dearborn Special Equity III, L.P. (MDSE) and shares held of record by Special Advisors Fund I, LLC (SAF). The shares held by MDCP, MDSE and SAF may be deemed to be beneficially owned by Madison Dearborn Partners III, L.P. (MDP III), the general partner of MDCP and MDSE and the manager of SAF, by Madison Dearborn Partners, LLC, the general partner of MDP III, and by a committee of limited partners of MDP III. The address for the Madison Dearborn entities is Three First National Plaza, Suite 3800, Chicago, Illinois 60602. An affiliate of CIBC World Markets Corp., an underwriter in the offering, has a limited partnership interest in MDCP.
(11)

Includes shares of common stock owned of record by Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Partners L.P. and Blackstone Family Investment Partnership III L.P. (collectively, the Blackstone Entities). Blackstone Management Associates III L.L.C. is the general partner of each of the Blackstone Entities, having voting and investment power over the shares of common stock held or controlled by each of the Blackstone Entities. Mr. Chae, one of our directors, is a member of Blackstone Management Associates III and disclaims any beneficial ownership of shares of common stock beneficially owned by Blackstone Management Associates III. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the

founding members of Blackstone Management Associates III and, as such, may be deemed to share beneficial ownership of the shares of common stock held or controlled by the Blackstone Entities. Each of Blackstone Management Associates III and Messrs. Peterson and Schwarzman disclaims beneficial ownership of such shares of common stock. The address of Blackstone Management Associates III and each of the Blackstone Entities is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

(12)	The shares of common stock shown as beneficially owned by Mr. Edgecomb are held of record by Christopher E. Edgecomb, Trustee of the Christopher E. Edgecomb Living Trust dated April 25, 1998. The address of Christopher E. Edgecomb, Trustee of the Christopher E. Edgecomb Living Trust dated April 25, 1998, is c/o Sirius Telecommunications, 223 East De La Guerra, Santa Barbara, California 90049.
(13)	The shares of common stock shown as beneficially owned by Frank R. Kline consist of 629,861 shares of common stock owned of record by Kline Hawkes California SBIC, L.P. and 3,244 shares of common stock owned by Kline Hawkes California, L.P. Mr. Kline serves as Chairman of Kline Hawkes Management SBIC, Inc., the ultimate general partner of Kline Hawkes California SBIC, L.P., and as Chairman of Kline Hawkes Management, Inc., the ultimate general partner of Kline Hawkes California, L.P. The business address of Mr. Kline is 11726 San Vicente Boulevard, Suite 300, Los Angeles, California 90049.
(14)	All of the shares of common stock shown as beneficially owned by GKW Unified Holdings, LLC are held of record by GKW Unified Holdings, LLC, other than 57,200 shares held of record by Kepaca LLC and 1,430 shares held of record by Pete Wilson that were pending re-registration in the name of GKW Unified Holdings as of May 31, 2005. GKW Unified Holdings is managed by its four members, which include Gary Winnick and his spouse, and Dr. Phillip Levine, as the trustee of three trusts established for the benefit of the adult children of Mr. and Mrs. Winnick. Dr. Levine is unrelated to the Winnick family. The address of GKW Unified Holdings is 1999 Avenue of the Stars, 39th Floor, Los Angeles, California 90067.
(15)	The shares of common stock shown as beneficially owned by Mr. and Mrs. Sudikoff are held of record by the New Moon Trust u/t/d 6/1/95, Jeffrey P. Sudikoff and Joyce M. Sudikoff, Co-Trustees. Jeffrey P. Sudikoff and Joyce M. Sudikoff share voting and investment power with respect to the shares held by the trust. The address of the trust is P.O. Box 492494, Los Angeles, California 90049.
(16)	The shares of common stock shown as beneficially owned by Alliance Cabletel Holdings, L.P. represent shares of common stock held of record by Alliance Cabletel Holdings. James A. Kofalt, a director, is the sole stockholder and president of KOCOM Communications, Inc., the general partner of Alliance Cabletel Holdings. As general partner, KOCOM Communications has the general responsibility to manage the business and affairs of Alliance Cabletel Holdings, including to vote and dispose of the shares of common stock held of record by Alliance Cabletel Holdings. To sell or otherwise dispose of the shares of common stock held of record by Alliance Cabletel Holdings, KOCOM must receive the approval of GKW Unified Holdings, LLC, the sole limited partner of Alliance Cabletel Holdings. The address of Alliance Cabletel Holdings is 1999 Avenue of the Stars, 39th Floor, Los Angeles, California 90067.
(17)	The address of The Union Labor Life Insurance Company, on behalf of its Separate Account P, is 1625 I Street, N.W., Washington, D.C. 20006.
(18)	The shares of common stock shown as beneficially owned by Robert I. Schwartz include 21,736 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of May 31, 2005 and 22,880 shares of common stock that Mr. Schwartz has the right to purchase from some of our other stockholders within 60 days of May 31, 2005.
(19)	The shares of common stock shown as beneficially owned by Richard and Catherine Cunningham include 16,647 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of May 31, 2005. Mr. Cunningham serves as our Vice President-Strategic Markets.
(20)	The shares of common stock shown as beneficially owned by Mr. Cook include 68,880 shares held by a trust for which Mr. Cook serves as trustee.
(21)	The shares of common stock shown as beneficially owned by Karen Dupke include 17,267 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of May 31, 2005. Ms. Dupke serves as one of our Senior Vice Presidents.
(22)	The shares of common stock shown as beneficially owned by Wendy Foliano include 2,821 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of May 31, 2005.
(23)	The shares of common stock shown as beneficially owned by Mr. Walker include 8,866 shares held by a trust for which Mr. Walker serves as trustee.
(24)	The shares of common stock shown as beneficially owned by Joseph Golden include 3,516 shares held by a trust for which Mr. Golden’s wife serves as trustee and include 21,541 shares of common stock issuable upon the exercise of options that are exercisable within 60 days of May 31, 2005 and 28,600 shares of common stock that Mr. Golden has the right to purchase from some of our other stockholders within 60 days of May 31, 2005.

(25)	CIT Lending Services Corporation serves as collateral agent and is a lender under our existing senior secured credit facility, and CIT Lending Services or one of its affiliates is expected to serve as syndication agent, joint lead arranger, joint book runner and a lender under our new senior secured credit facility. For additional information about the senior secured credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt.”

Each of the selling stockholders acquired such selling stockholder’s beneficial ownership of the shares of common stock offered by this prospectus and some or all of the other shares of common stock beneficially owned by such selling stockholder pursuant to the reclassification of such selling stockholder’s shares of Class A common stock immediately before the completion of the offering. Each selling stockholder acquired beneficial ownership of such shares of Class A common stock as follows:

•	Christopher E. Edgecomb, Trustee of the Christopher E. Edgecomb Living Trust dated April 25, 1998, purchased shares of Class A common stock and Class B common stock from us pursuant to private offerings in 1998 and 1999. Mr. Edgecomb’s shares of Class B common stock were converted into shares of Class A common stock in 2000.

•	New Moon Trust u/t/d 6/1/95, Jeffrey P. Sudikoff and Joyce M. Sudikoff, Co-Trustees, acquired shares of Class A common stock pursuant to transfers for no consideration from Jeffrey P. Sudikoff and from one of his affiliates in 2001. Such shares of Class A common stock were initially purchased by, or were issued upon conversion of shares of Class B common stock initially purchased by, Mr. Sudikoff, Mr. Edgecomb or one of Mr. Edgecomb’s affiliates pursuant to private offerings in 1998 and 1999.

•	CIT Lending Services Corporation purchased shares of Class A common stock from us pursuant to private offerings in 1998 and 1999.

•	The following selling stockholders, or affiliates of such selling stockholders, acquired shares of Class A common stock from us as merger consideration pursuant to our acquisition of Campuslink Communications Systems in 1999:

•	Alliance Cabletel Holdings, L.P.;
•	The Union Labor Life Insurance Company, on behalf of its Separate Account P;
•	Kenneth M. and Susan F. Kiraly;
•	Richard Rizzuti;
•	Peter Cracovaner;
•	Ronald S. Johnson; and
•	Bryant Hopper.

•	The following selling stockholders, or affiliates of such selling stockholders, purchased shares of Class A common stock from us upon the exercise of options to purchase Class A common stock awarded in connection with our acquisition of Campuslink Communications Systems in 1999:

•	Richard L. and Catherine E. Cunningham;
•	Wendy Foliano;
•	Karen Dupke;
•	Joseph Golden; and
•	Clinton Walker.

•	Frank R. Kline and his affiliates acquired shares of Class A common stock from us as merger consideration pursuant to our acquisition of Campuslink Communications Systems in 1999 and pursuant to private offerings in 1999.

•	Robert I. Schwartz acquired shares of Class A common stock from us as merger consideration pursuant to our acquisition of Campuslink Communications Systems in 1999, upon the exercise of options to purchase Class A common stock awarded to Mr. Schwartz in connection with the acquisition of Campuslink Communications Systems and pursuant to a private offering in 1999.

•	Clinton Walker acquired shares of Class A common stock from us upon the exercise of options to purchase Class A common stock awarded to Mr. Walker in connection with the acquisition of

Campuslink Communication Systems in 1999. The Walker Living Trust, for which Mr. Walker serves as trustee, purchased shares of Class A common stock from us pursuant to a private offering in 1999 and from one of our stockholders pursuant to a private transaction in 1999.

•	The Cook Family Trust, for which Lodwrick Cook serves as trustee, acquired shares of Class A common stock in 2004 pursuant to transfers for which no consideration was received from Mr. Cook and an affiliated stockholder.

•	GKW Unified Holdings, LLC acquired shares of Class A common stock from us pursuant to a private offering in 1999 and from one of our stockholders pursuant to a private transaction in 1999.

DESCRIPTION OF OUR CAPITAL STOCK

The following description of our capital stock summarizes provisions of our certificate of incorporation and bylaws as they will be in effect upon completion of the offering.

Immediately before completion of the offering, we will amend our certificate of incorporation to provide for the automatic conversion of all of our outstanding shares of Series A convertible preferred stock, including accumulated dividends, into shares of Class A common stock and, immediately after the conversion of the Series A convertible preferred stock, for the reclassification of our Class A common stock and Class B common stock into a single class of common stock, which will be issued in the offering and is described below. At the completion of the offering, we will further amend our certificate of incorporation to include the provisions described below. Upon completion of the offering, there will be no shares of preferred stock outstanding and approximately 32,972,645 shares of common stock outstanding. The number of shares of our common stock outstanding upon completion of the offering will not increase if the overallotment option is exercised, because our net proceeds from the overallotment option will be paid as dividends to the holders of the Series A convertible preferred stock, which will result in a reduction in the number of shares we will issue to the holders of the Series A convertible preferred stock equal to the number of shares of common stock that we issue and sell upon exercise of the overallotment option. The actual number of shares of common stock outstanding after the offering will depend on the number of shares of Class A common stock, Class B common stock and Series A convertible preferred stock, including accrued dividends, outstanding immediately preceding the completion of the offering.

Upon completion of the offering, our authorized capital stock will consist of 300,000,000 shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share.

Common Stock

Holders of common stock are entitled:

•	to one vote for each share held of record on all matters submitted to a vote of the stockholders;

•	to receive, on a pro rata basis, dividends and distributions, if any, as the board of directors may declare out of legally available funds; and

•	upon our liquidation, dissolution or wind up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of preferred stock.

The holders of our common stock are entitled to receive dividends as they may be lawfully declared from time to time by our board of directors, subject to any preferential rights of holders of any outstanding shares of preferred stock. Dividends on the common stock are not cumulative.

Our board of directors has adopted a dividend policy, effective upon the completion of the offering, which reflects an intention to pay regular cash dividends to our common stockholders commencing with the fiscal quarter ending December 31, 2005. Our board of directors may, at its discretion, amend or repeal this dividend policy with respect to the common stock. Our board of directors may decrease the level of dividends or discontinue the payment of dividends entirely. See “Dividend Policy and Restrictions” for additional information on our dividend policy and restrictions on our ability to pay cash dividends.

Holders of our common stock do not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock is not subject to future calls or assessments by us.

Before the date of this prospectus, there has been no public market for the common stock. We expect that the shares of our common stock will be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol “PAET.”

Wachovia Bank, N.A. will serve as the transfer agent and registrar for the common stock.

Preferred Stock

Under our certificate of incorporation, the board of directors has the authority, without further action by our stockholders, except as described below, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Upon completion of the offering, no shares of any of our authorized preferred stock will be outstanding. Because the board of directors has the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of the common stock, which could adversely affect the holders of the common stock and could discourage a takeover of us even if a change of control of our company would be beneficial to the interests of our stockholders.

Anti-Takeover Effect of Our Charter and Bylaw Provisions

Our certificate of incorporation and bylaws contain provisions that could make it more difficult to complete an acquisition of PAETEC by means of a tender offer, a proxy contest or otherwise.

Classified Board of Directors. Our certificate of incorporation provides that the board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. The classification of the board of directors will make it more difficult for an acquiror or for other stockholders to change the composition of the board of directors. The certificate of incorporation provides that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, there will be no fewer than four and no more than fifteen total directors, with the then-authorized number of directors to be fixed from time to time by the board of directors. In addition, our certificate of incorporation provides that, subject to the provisions of our voting agreement that will become effective on the date we enter into the purchase agreement for the offering and to any rights of holders of preferred stock, and unless the board of directors otherwise determines, newly created directorships resulting from any increase in the authorized number of directors and any vacancies on the board of directors will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum.

No Stockholder Action by Written Consent. The certificate of incorporation provides that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting, unless the action to be taken by written consent of stockholders and the taking of this action by written consent has been expressly approved in advance by the board of directors. Failure to satisfy any of the requirements for a stockholder meeting could delay, prevent or invalidate stockholder action.

Stockholder Advance Notice Procedure. Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The bylaws provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary a written notice of the stockholder’s intention to do so. The stockholder generally is required to furnish the notice no less than 60 days before the first anniversary of the preceding year’s annual meeting. The notice must include the following information:

•	the information regarding each proposed nominee or matter of business that would be required to be disclosed under SEC rules and regulations in solicitations of proxies for the election of directors in an election contest or otherwise;

•	in the case of a nomination, the name and address of each proposed nominee, a description of all arrangements or understandings between the stockholder and the nominee and any other person pursuant to which the nomination is made and the written consent of each proposed nominee to serve as a director of PAETEC; and

•	as to the stockholder giving the notice and the beneficial owner, if any, of common stock on whose behalf the nomination or proposal is made,

•	the name and address of record of the stockholder and the name and address of the beneficial owner, and

•	a representation that the stockholder is a holder of record of our capital stock entitled to vote at such meeting and intends to appear, in person or by proxy, at the meeting to propose such nomination or introduce such business.

We may require any proposed nominee to furnish such other information as we may reasonably require to determine the eligibility of such proposed nominee to serve as one of our directors. Our advance notice procedure is subject to the rights of our stockholders who are parties to our voting agreement that will become effective on the date we enter into the purchase agreement for the offering.

Section 203 of the Delaware General Corporation Law. We are subject to section 203 of the Delaware General Corporation Law, which, with specified exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder unless:

•	before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or after that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation of the corporation with the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by that entity or person.

The application of section 203 may make it difficult and expensive for a third party to pursue a takeover attempt we approve even if a change in control of us would be beneficial to the interests of our stockholders.

Rescission Offer

We believe that we may have issued shares and options to purchase shares of our common stock to some of our current and former employees in violation of the registration or qualification provisions of California securities laws. From September 1998 through September 2001, we issued options to purchase a total of 396,824 shares of our common stock, after giving effect to the reclassification, under our stock incentive plans to a total of 102 employees in California. In connection with these stock option issuances, we did not timely file a notice of issuance with, or obtain a permit for option plan issuances from, the California Department of Corporations, that may have been required under the California securities laws. Failure to comply with the foregoing requirements in connection with a securities offering to employees will constitute a violation of California law even if an issuer complies with the federal securities laws in connection with such an offering. We believe we issued the foregoing stock options and, after giving effect to the reclassification, 9,016 shares of common stock upon the exercise of these options by some employees, in compliance with exemptions from the securities registration exemptions under the Securities Act afforded by Rule 701 and Regulation D thereunder, neither of which requires a filing or permit such as that provided under California law. Accordingly, in the case of foregoing offering, any failure by us to comply with the special filing requirements of the California securities law does not affect our compliance with federal securities registration exemptions.

The California securities laws provide that issuers may cure any violation of such laws in the foregoing circumstances by making a “rescission” offer with specified terms to repurchase the securities involved. We expect that following the completion of the offering we will make a rescission offer to some of these persons pursuant to a registration statement filed under the Securities Act and pursuant to the California securities laws. We will make this offer to all persons who have a continuing right to rescission under those laws. Based upon the number of securities that may be subject to rescission as of March 31, 2005, all of which were stock options, and assuming that all such securities are tendered in the rescission offer, the out-of-pocket cost to us would be approximately $1.7 million. In the rescission offer, as required by California law, we will offer to repurchase all unexercised options issued to these persons at 20% of the option exercise price times the number of option shares, plus interest at the rate of 7% from the date the options were granted.

Warrants

We have adopted an agent incentive plan under which we are authorized to grant to our independent sales agents warrants to purchase up to a total of 143,000 shares of our common stock, after giving effect to the reclassification. The warrants may only be exercised if we complete the offering and may first be exercised one year after the date on which the offering is completed or on such earlier date as may be permitted under applicable securities laws, provided that the issuance of shares of common stock upon such exercise is covered by an effective registration statement under the Securities Act. Warrants issued under the plan generally will vest in five equal annual installments beginning on the date of grant, subject to the warrant holder’s achievement of specified performance objectives. Each warrant is exercisable for ten years from the date of grant. As of March 31, 2005, warrants representing 136,755 shares of common stock under the plan were issued or issuable under the plan, after giving effect to the reclassification. Other than the foregoing, we do not anticipate making additional awards under the plan.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the offering, we will have outstanding 32,972,645 shares of common stock, assuming the underwriters’ overallotment option is not exercised. Of these shares, the 11,538,462 shares to be sold in the offering, plus any shares issued upon exercise of the underwriters’ overallotment option, will be freely tradable in the public market without restriction under the Securities Act, unless the shares are held by “affiliates” of PAETEC, as that term is defined in Rule 144 under the Securities Act.

The remaining 21,434,183 shares of common stock outstanding upon completion of the offering will be “restricted securities,” as that term is defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration, such as the exemption afforded by Rule 144.

Lockup Agreements. Under lockup agreements with the underwriters, all of our executive officers and directors and most of our other existing stockholders have agreed not to sell or transfer any shares of common stock for a period of 180 days after the date of this prospectus. Under these lockup agreements, 20,838,002 shares of our common stock, after giving effect to the reclassification, including all of the shares of common stock issued upon conversion of the Series A convertible preferred stock immediately before completion of the offering, are subject to lockup agreements. These shares represent approximately 97% of our common shares outstanding as of the date of this prospectus, as adjusted to give effect to the recapitalization transactions. We have entered into a similar lockup agreement with the underwriters. Merrill Lynch and Morgan Stanley, as the representatives of the underwriters, in their sole discretion, may consent to the release of all or any portion of the shares subject to lockup agreements at any time without prior notice to our other stockholders or to any public market in which our common stock trades. The representatives of the underwriters have advised us that they do not have a current intention to consent to the release of any of the shares subject to lockup agreements.

We and these stockholders have agreed in the lockup agreements not directly or indirectly to:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

Notwithstanding the foregoing, if the 180th day after the date of this prospectus occurs within 17 days following an earnings release by us or the occurrence of material news or a material event related to us, or if we intend to issue an earnings release within 16 days following the 180th day, the 180-day period will be extended to the 18th day following such earnings release or the occurrence of the material news or material event unless such extension is waived by the underwriters.

These lockup provisions apply to common stock and to securities convertible into, exchangeable or exercisable for or repayable with common stock. They also apply to common stock owned now or acquired later by the person executing the agreement, other than common stock acquired in the public market by our stockholders who are not our executive officers, directors or beneficial owners of 10% or more of our common stock, or for which the person executing the agreement later acquires the power of disposition.

The restrictions in the foregoing lockup agreements will not apply to transfers by stockholders of common stock to immediate family members, partners, limited liability company members, affiliates or family trusts in dispositions other than for value, or to transfers by gift, will or intestate succession. Each transferee of our common stock subject to the lockup provisions will be required to execute and deliver a lockup agreement containing substantially the terms described above.

In addition, the lockup agreement we have signed provides that we may take the specified actions without restriction under the agreement, including the following:

•	issue Class A common stock upon conversion of the Series A convertible preferred stock as part of the recapitalization;

•	issue common stock upon the reclassification of the Class A common stock and Class B common stock as part of the recapitalization;

•	issue common stock under our employee stock, bonus or compensation plans, or grant options to purchase common stock or other awards under those plans;

•	file one or more registration statements on Form S-8 covering the offer and sale of securities issuable under those plans;

•	issue warrants to purchase common stock under our agent incentive plan;

•	issue common stock pursuant to any agreement entered into in connection with the recapitalization transactions;

•	issue common stock in connection with acquisitions of other companies of up to an aggregate of 10.0% of our fully-diluted common stock (measured as of the date of the completion of the offering), provided that each recipient of these shares agrees in writing to be subject to the lockup agreement we entered into; and

•	file one or more registration statements in connection with the rescission offer described above under “Description of Our Capital Stock-Rescission Offer.”

The lockup agreement allows GKW Unified Holdings, LLC to pledge common stock to secure term loans.

Rule 144. Of the 21,434,183 shares of common stock that will be outstanding after the offering, which is in addition to the 11,538,462 shares being sold in the offering, assuming the underwriters’ overallotment option is not exercised, the following shares will be eligible for sale in the public market at the following times:

•	15 days after the date of this prospectus, approximately 6,250,135 shares of common stock will be eligible for sale in the public market without restriction pursuant to Rule 144(k), of which 596,181 shares of common stock will not be subject to a lockup agreement described above;

•	90 days after the date of this prospectus, approximately 16,738,052 shares of common stock will be eligible for sale in the public market, of which the sale of approximately 10,487,917 shares will be subject to volume, manner of sale and other limitations under Rule 144 and approximately 6,250,135 shares will be eligible for sale in the public market without restriction pursuant to Rule 144(k); and

•	the remaining 4,696,131 shares of common stock will be eligible for sale under Rule 144 from time to time upon the expiration of Rule 144’s one-year holding period.

Of the 21,434,183 shares of common stock that will be outstanding after the offering in addition to the shares being sold, 20,838,002 shares are subject to the lockup agreements described above and will only become eligible for sale upon the expiration of such agreements.

In general, under Rule 144, a person who has beneficially owned restricted shares of common stock for at least one year would be entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock, which will total approximately 329,726 shares immediately after completion of the offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice with the SEC with respect to the sale.

Sales under Rule 144 are also subject to manner of sale and notice requirements and to the availability of current public information about PAETEC. Under Rule 144(k), a person who has not been our affiliate at any time during the three months before a sale and who has beneficially owned the shares proposed to be sold for at least two years may sell these shares without complying with the volume limitations and other conditions of Rule 144.

Rule 701. In general, under Rule 701 of the Securities Act, each of our directors, officers, employees, consultants or advisors who purchased shares from us before the date of this prospectus in connection with a compensatory stock plan or other written compensatory agreement is eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with restrictions, including the holding period, contained in Rule 144. Based upon the number of shares outstanding as of March 31, 2005 after giving effect to the reclassification, a total of approximately 225,011 shares of our common stock which are outstanding as of March 31, 2005 and approximately 3,362,368 shares of our common stock that may be acquired upon exercise of options outstanding as of March 31, 2005 will be eligible to be sold pursuant to Rule 701 beginning 90 days after the date of this prospectus, subject to the vesting provisions that may be contained in individual option agreements. Of all of such shares, however, 3,301,320 shares are subject to the lockup agreements described above and will only become eligible for sale upon the expiration or termination of such agreements.

Registration Rights. We have granted some of our stockholders registration rights with respect to their shares of common stock, including in some instances additional shares of common stock such holders may acquire in the future. As of March 31, 2005, 18,598,378 shares of our common stock, representing 56% of our outstanding common stock immediately after completion of the offering, were entitled to the benefits of these registration rights. We have granted the following types of registration rights:

•	demand registration rights, in which stockholders that will hold approximately 15,202,058 shares, or 46%, of our outstanding common stock immediately after completion of the offering, are entitled to require us to register the sale of their shares under the Securities Act on up to five occasions on SEC Form S-1 and on an unlimited number of occasions on SEC Form S-2 or S-3;

•	shelf registration rights, in which the same stockholders identified above that will hold approximately 15,202,058 shares, or 46%, of our outstanding common stock immediately after completion of the offering, are entitled to require us, at any time between the first anniversary and the third anniversary of the completion of the offering, to register the sale of their shares under the Securities Act on a continuous or delayed basis; and

•	piggyback registration rights, in which the same stockholders identified above that will hold approximately 15,202,058 shares and additional stockholders that will hold approximately 3,396,320 shares, or a total of 56%, of our outstanding common stock immediately after completion of the offering, are entitled to require us to include their shares in a registration of our securities for sale by us or by our other security holders.

These registration rights may not be exercised during the 180-day lockup period under the lockup agreements. In addition, these registration rights are subject to various conditions, including notice requirements, timing restrictions and volume limitations which may be imposed by the underwriters of an offering. We generally are required to bear the expense of all these registrations, except for underwriting discounts and commissions. For additional information about the registration rights granted to our shareholders, see “Certain Relationships and Related Transactions—Transactions With Preferred Shareholders—Registration Rights Agreement,” “Certain Relationships and Related Transactions—Transactions With Affiliates of Frank R. Kline, James A. Kofalt and Gary Winnick—Transactions Related to our Acquisition of Campuslink Communications Systems, Inc.,” “Certain Relationships and Related Transactions—Recapitalization Transactions—Agreement With Initial Investors” and “Certain Relationships and Related Transactions—Recapitalization Transactions—Agreement With Management Stockholders.”

We intend to file a registration statement on Form S-8 under the Securities Act for shares of our common stock subject to options outstanding or reserved for issuance under our stock incentive plan and shares of our common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as practicable after this offering. In addition, we intend to file a registration statement on Form S-8 or such other form as may be required under the Securities Act for the resale of shares of our common stock issued upon the exercise of options that were not granted under Rule 701. We expect to file this registration statement as soon as permitted under the Securities Act. However, none of the shares registered on Form S-8 will be eligible for resale until expiration of the lockup agreements to which they are subject.

Before the offering, there has been no public market for our common stock. A significant public market for the common stock may not develop or be sustained after the offering. Future sales of substantial amounts of our common stock in the public market, or the possibility that these sales may occur, could adversely affect prevailing market prices for our common stock or our future ability to raise capital through an offering of equity securities.

U.S. FEDERAL TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following is a general discussion of selected U.S. federal income and estate tax consequences to non-U.S. holders of the acquisition, ownership and disposition of the common stock that may be relevant to you. This discussion does not address all aspects of U.S. federal income and estate taxes or foreign, state and local consequences that may be relevant to holders of common stock in light of their personal circumstances. In particular, this discussion does not consider stockholders subject to special tax treatment under the federal income tax laws, including:

•	partnerships or other pass-through entities for U.S. federal income tax purposes;

•	banks, insurance companies and other financial institutions;

•	dealers in securities;

•	holders of securities held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction;

•	controlled foreign corporations and passive foreign investment companies;

•	companies that accumulate earnings to avoid U.S. federal income tax;

•	tax-exempt organizations;

•	individual former U.S. citizen or resident aliens;

•	persons who hold or receive common stock as compensation;

•	holders liable for alternative minimum tax;

•	U.S. holders, defined below, whose functional currency is not the U.S. dollar; and

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings.

This discussion is based on provisions of the Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury regulations issued under the Internal Revenue Code and administrative and judicial interpretations, in each case, as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect, or to different interpretations.

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of common stock that then holds the common stock as a capital asset, generally for investment, and is, for U.S. federal income tax purposes an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation, for U.S. federal tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax, regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has a valid election in effect under Treasury regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds shares of common stock, the tax treatment of a partner in the partnership will generally depend on the status of the partner and upon the activities of the partnership. A beneficial owner of common stock who is a partner of a partnership that holds shares of common stock should consult their own tax advisor.

We advise each prospective purchaser of the common stock in the offering to consult a tax advisor with respect to current and possible future tax consequences of acquiring, holding and disposing of common stock, as well as any tax consequences that may arise under the laws of any U.S. state, municipality or other taxing jurisdiction.

Dividends

Distributions paid on the shares of common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent these distributions exceed these earnings and profits, the distributions will constitute a return on capital that is applied against, and will reduce, your basis in the common stock, but not below zero, and then will be treated as gain from the sale of stock. Dividends paid to a non-U.S. holder of common stock, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally will be subject to withholding of U.S. federal income tax at a 30% rate, or any lower rate that may specified by an applicable income tax treaty. To receive a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8BEN or substitute form certifying to the holder’s qualification for the reduced rate. However, dividends that

•	are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States; and

•	if an income tax treaty applies, that are attributable to a permanent establishment, or, in the case of an individual, a fixed base in the United States, as provided in that treaty,

are not subject to U.S. federal withholding tax, provided that the non-U.S. holder furnishes to us or our paying agent a properly executed IRS Form W-8ECI or substitute form certifying to the exemption. However, dividends exempt from U.S. federal withholding tax because they are effectively connected with a trade or business and, if an income tax treaty applies, are attributable to a U.S. permanent establishment, or, in the case of an individual, a fixed base in the United States, as provided in that treaty, are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively-connected dividends received by a foreign corporation may, under some circumstances, be subject to an additional “branch profits tax” at a 30% rate or any lower rate that may be specified by an applicable income tax treaty.

A non-U.S. holder of common stock eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing with the IRS an appropriate claim for refund and the required information.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax with respect to gain recognized on a sale or other disposition of common stock unless:

1. the gain is effectively connected with a trade or business of the non-U.S. holder in the United States and if required by an applicable tax treaty, attributable to a permanent establishment or fixed base of the non-U.S. holder in the United States;

2. in the case of a non-U.S. holder who is an individual and holds the common stock as a capital asset, the holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and other conditions are met; or

3. PAETEC is or has been a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the period the non-U.S. holder held the common stock.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests or its other assets used or held for use in a trade or business. PAETEC has not determined whether it is or has been within the prescribed period a USRPHC for U.S. federal income tax purposes. If PAETEC is, has been or becomes a USRPHC, so long as the common stock is, after the offering, and continues to be regularly traded on an established securities market within the meaning of section 897(c)(3) of the Internal Revenue Code, only a non-U.S. holder who holds or held, at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period, more than 5% of the common stock will be subject to U.S. federal income tax on the disposition of the common stock under the USRPHC rules.

An individual non-U.S. holder described in clause 1 above will be taxed on the net gain derived from the sale under the regular graduated U.S. federal income tax rates, unless an applicable treaty provides otherwise. An individual non-U.S. holder described in clause 2 above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. capital losses, notwithstanding the fact that the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under clause 1 above, it will be taxed on its net gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Internal Revenue Code for the taxable year, as adjusted for specified items, unless it qualifies for a lower rate under an applicable income tax treaty and demonstrates that it so qualifies.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident, as defined for U.S. federal estate tax purposes, of the United States at the time of death will be includable in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and, therefore, may be subject to U.S. federal estate tax. Estates of non-resident non-citizens are generally allowed a statutory credit which has the effect of offsetting the U.S. federal estate tax imposed on the first $60,000 of the taxable estate.

Information Reporting and Backup Withholding Tax

Under U.S. Treasury regulations, PAETEC must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to the holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding also may be required to be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder of common stock that fails to certify its non-U.S. holder status in accordance with applicable U.S. treasury regulations may be subject to backup withholding, currently at a rate of 28%, on payments of dividends. Payment of the proceeds of a sale of common stock by or through a U.S. office of a broker is subject to both backup withholding and information reporting, unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of common stock by or through a foreign office of a broker. If, however, the broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, as defined in the Internal Revenue Code, a foreign person that derives 50% or more of its gross income for specified periods from the conduct of a trade or business in the U.S. or a foreign partnership with particular U.S. connections, such payments will be subject to information reporting, but not backup withholding, unless:

•	the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and other specified conditions are met; or

•	the beneficial owner otherwise establishes an exemption.

In addition, back-up withholding may apply to the payment of disposition proceeds by or through a non- U.S. office of a broker in the foregoing cases unless specified certification requirements are satisfied or an exemption is otherwise established and the broker has no actual knowledge or reason to know that the holder is a U.S. person.

Any amounts withheld under the backup withholding rules do not constitute a separate U.S. federal income tax. Rather, any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder’s U.S. federal income tax liability, if any, if the required information is timely furnished to the IRS.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as representatives of the underwriters. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders, the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
CIBC World Markets Corp.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.

Total	11,538,462

The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares of common stock to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $2,900,000 and are payable by us.

Overallotment Option

We have granted options to the underwriters to purchase up to 1,384,615 additional shares of our common stock, and some of the selling stockholders have granted the underwriters options to purchase up to 346,154 additional shares of our common stock, at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares from us and the selling stockholders proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 576,923, or 5%, of the shares offered by this prospectus to be sold to certain of our directors, officers and employees and their family members, and persons having relationships with us. If these persons purchase reserved shares, this will reduce the number of shares of common stock available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

We, our executive officers, directors and most of our other stockholders have agreed, with exceptions, not to sell or transfer any shares of common stock for at least 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch and Morgan Stanley. See “Shares Eligible for Future Sale—Lockup Agreements” for a summary of exceptions contained in the lockup agreements that we, our executive officers, directors and most of our other stockholders have entered into. Specifically, we and these other individuals have agreed not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs or prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results, or (2) we become aware that material news or a material event will occur, during the 16-day period beginning on the last day of the 180-day lock-up period, then the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Merrill Lynch and Morgan Stanley waive, in writing, such extension.

A total of 596,181 shares of our common stock, after giving effect to the reclassification, will not be subject to these restrictions.

These lockup agreements apply to our common stock and to securities convertible into or exchangeable or exercisable for or repayable with our common stock. These lockup agreements also apply to common stock owned now or acquired later by the person executing the agreement, other than common stock acquired in the public market by our employees who are not executive officers, directors or beneficial owners of 10% or more of our common stock, or for which the person executing the agreement later acquires the power of disposition.

For additional information concerning these lockup agreements, see “Shares Eligible for Future Sale—Lockup Agreements.”

Quotation on the Nasdaq National Market

We expect that our common stock will be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol “PAET.”

Before the offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the representatives of the selling stockholders and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples or publicly traded companies that the underwriters believe to be comparable with us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our business; and

•	the factors listed above in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for our shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

NASD Regulations

Certain of the underwriters and their affiliates are members of the National Association of Securities Dealers, Inc., or the NASD, and may receive more than 10% of the net proceeds of the offering, not including underwriting discounts and commissions. Accordingly, this offering is being made pursuant to the provisions of Conduct Rule 2710(h) of the NASD. Those provisions require that the initial public offering price for our common stock be no higher than the price recommended by a “qualified independent underwriter,” which has participated in the preparation of the registration statement and which has performed its usual standard of due diligence in respect of the offering. Morgan Stanley & Co. Incorporated has agreed to act as qualified independent underwriter in respect of the offering. The initial public offering price of our common stock will not be higher than the price recommended by Morgan Stanley & Co. Incorporated. Morgan Stanley & Co. Incorporated will not receive any additional compensation for acting in this capacity in connection with the offering. We have agreed to indemnify Morgan Stanley & Co. Incorporated against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered short position, the representatives will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The representatives may also make “naked” short sales of shares in excess of the over-allotment option. The representatives must close out any naked short position by purchasing shares of the common stock in the open market. A naked short position is more likely to be created if the representatives are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

Merrill Lynch and Morgan Stanley may also impose a penalty bid on underwriters and selling group members. This means that if Merrill Lynch and Morgan Stanley purchase shares in the open market to reduce the underwriters’ short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriter and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that Merrill Lynch or Morgan Stanley will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

European Economic Area Selling Restrictions

In relation to each member state of the European Economic Area which has implemented Directive 2003/71/EC of the European Union, which we refer to as the Prospectus Directive, each underwriter has agreed that from the date on which the Prospectus Directive is implemented in any member state, it has not made and will not make an offer of any shares of common stock included in this offering to the public in any member state that has implemented the Prospective Directive prior to the publication of a prospectus in relation to such offering of shares of common stock. Such prospectus shall have been approved by the competent authority in such member state or, where appropriate, approved in another member state that has implemented the Prospective Directive and notified the competent authority in such member state, all in accordance with the Prospectus Directive. However, each underwriter may, with effect from and including the date on which each such member state implemented the Prospectus Directive, make an offer of shares of common stock included in this offering to the public in that member state at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during its last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated financial statements; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares of common stock included in this offering to the public” in relation to such offer in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for such shares, as the same may be varied in that member state by any measure implementing the Prospectus Directive in such member state.

United Kingdom Selling Restrictions

Each underwriter has agreed that:

•	it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom.

Internet Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made on the same basis as other allocations.

Other than this prospectus in electronic format, the information concerning any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not intended to be part of this prospectus or the registration statement, of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Other Relationships

Each of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and some of our stockholders. They have received, and they will in the future receive, customary fees and commissions for these transactions. Caravelle Investment Fund L.L.C., an affiliate of CIBC World Markets Corp., is a holder of 2,000 shares of our Series A convertible preferred stock and another affiliate of CIBC World Markets Corp. has a limited partnership interest in Madison Dearborn Capital Partners III, L.P., one of the holders of our Series A convertible preferred stock. Each of Caravelle Investment Fund L.L.C. and Madison Dearborn Capital Partners III, L.P. will receive a portion of the proceeds of the offering in the form of dividends on their Series A convertible preferred stock. See “Certain Relationships and Related Transactions—Recapitalization Transactions—Series A Convertible Preferred Stock Agreements.”

Merrill Lynch & Co. is a participant in the syndication of our existing senior secured credit facility, and Merrill Lynch Capital Corporation, an affiliate of Merrill Lynch & Co., is a co-agent and lender under our existing senior secured credit facility. Additionally, Canadian Imperial Bank of Commerce, an affiliate of CIBC World Markets Corp., and Deutsche Bank Trust Company Americas, an affiliate of Deutsche Bank Securities Inc., are lenders under our existing senior secured credit facility. As a result, affiliates of Merrill Lynch & Co., CIBC World Markets Corp. and Deutsche Bank Securities Inc. will receive a portion of our net proceeds from the offering in connection with the repayment of our existing senior secured credit facility. In addition, Merrill Lynch Capital Corporation, Canadian Imperial Bank of Commerce, and Deutsche Bank Trust Company Americas are expected to be lenders under our new senior secured credit facility, for which Deutsche Bank Trust Company Americas is expected to be the administrative agent.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for PAETEC by Hogan & Hartson L.L.P., McLean, Virginia. Selected legal matters will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statements of PAETEC Corp. and subsidiaries as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus and the related consolidated financial statement schedules included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement (which reports express an unqualified opinion and include an explanatory paragraph referring to a change in accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in 2002), and has been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, under the Securities Act with respect to the common stock to be sold in the offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. For further information about us and our common stock, you should refer to the registration statement, including the exhibits and schedules that we have filed with the registration statement. Each statement in this prospectus relating to a contract or document filed as an exhibit to the registration statement is qualified by the filed exhibit.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Exchange Act and, as a result, we will file periodic and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, all or any portion of the registration statement or any other information that we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information concerning the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement, will also be available to the public on the SEC’s Internet site at http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PAETEC Corp. and Subsidiaries

Page
Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2004 and 2003 and March 31, 2005 (unaudited)	F-3

Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2004, 2003 and 2002 and the three months ended March 31, 2005 and 2004 (unaudited)	F-4

Consolidated Statements of Redeemable Preferred Stock and Stockholders’ Deficit for the years ended December 31, 2004, 2003 and 2002 and the three months ended March 31, 2005 (unaudited)	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002 and the three months ended March 31, 2005 and 2004 (unaudited)	F-7

Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

PAETEC Corp.

Fairport, New York

We have audited the accompanying consolidated balance sheets of PAETEC Corp. and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations and comprehensive income (loss), redeemable preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/    Deloitte & Touche LLP

Rochester, New York

April 14, 2005 (April 22, 2005 as to

the amendment to the senior credit agreement

described in Note 14)

PAETEC CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2005, DECEMBER 31, 2004 AND 2003

INFORMATION AS OF MARCH 31, 2005 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

	December 31,		March 31, 2005
	2003	2004	Actual	Pro Forma
			(unaudited)	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$51,824	$45,882	$48,354	$87,121
Accounts receivable, net of allowance for doubtful accounts of $6,531, $6,461 and $6,698, respectively	44,701	55,961	63,156	63,156
Deferred income taxes	—	21,875	21,119	21,119
Prepaid expenses and other current assets	2,396	3,258	4,148	4,148

Total current assets	98,921	126,976	136,777	175,544

PROPERTY AND EQUIPMENT, net	120,707	132,776	139,905	139,905
GOODWILL	39,765	36,695	35,380	35,380
OTHER INTANGIBLE ASSETS, net of accumulated amortization of $653, $1,605 and $2,311, respectively	—	9,408	12,145	12,145
DEFERRED INCOME TAXES	188	23,967	21,915	21,915
OTHER ASSETS, net	3,886	4,751	4,987	5,843

TOTAL ASSETS	$263,467	$334,573	$351,109	$390,732

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$18,134	$21,102	$24,326	$24,326
Accrued expenses	13,198	14,925	17,677	103,225
Accrued payroll and related liabilities	8,255	5,702	6,541	6,541
Accrued taxes	9,493	9,505	9,742	6,298
Accrued commissions	6,789	6,085	8,523	8,523
Deferred revenue	10,641	14,706	15,770	15,770
Current portion of long-term debt	34,184	7,682	18,566	12,962

Total current liabilities	100,694	79,707	101,145	177,645

LONG-TERM DEBT	110,989	124,444	111,024	160,862
OTHER LONG-TERM LIABILITIES	2,253	1,404	2,816	2,816

Total liabilities	213,936	205,555	214,985	341,323

COMMITMENTS AND CONTINGENCIES (Note 11)
SERIES A CONVERTIBLE REDEEMABLE PREFERRED STOCK:
Series A convertible redeemable preferred stock, $.01 par value, 134,000 shares authorized, issued and outstanding ($167,759, $181,180 and $184,736 liquidation value at December 31, 2003 and 2004 and March 31, 2005, respectively, inclusive of accrued dividends of $33,759, $47,180, $50,736, respectively)	164,043	178,067	181,774	—

STOCKHOLDERS’ DEFICIT:
Class A common stock, $.01 par value; 75,000,000 authorized shares; 26,551,149, 26,664,258, 26,677,758 shares issued and outstanding, respectively	266	267	267	—
Class B common stock, $.01 par value; 7,500,000 authorized shares; 2,635,000 shares issued and outstanding at each period	26	26	26	—
Common stock, $0.01 par value per share; no shares, authorized, issued and outstanding at December 31, 2003 and 2004 and March 31, 2005; 300,000,000 shares authorized and 23,000,091 shares issued and outstanding at March 31, 2005 pro forma	—	—	—	230
Additional paid-in capital	53,341	39,998	36,331	212,903
Deferred stock-based compensation	(281)	(549)	(501)	(501)
Accumulated other comprehensive income (loss)	(466)	972	1,332	1,332
Accumulated deficit	(167,398)	(89,763)	(83,105)	(164,555)

Total stockholders’ (deficit) equity	(114,512)	(49,049)	(45,650)	49,409

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$263,467	$334,573	$351,109	$390,732

See notes to consolidated financial statements.

PAETEC CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

THREE MONTHS ENDED MARCH 31, 2005 AND 2004 AND YEARS ENDED

DECEMBER 31, 2004, 2003 AND 2002

INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
REVENUE
Network services revenue	$203,304	$263,929	$316,731	$75,588	$92,798
Carrier services revenue	58,510	72,066	70,767	18,493	17,311
Integrated solutions revenue	27,388	27,675	26,173	6,317	8,340

TOTAL REVENUE	289,202	363,670	413,671	100,398	118,449

COST OF SALES (exclusive of depreciation and amortization shown separately below)	122,795	143,132	168,115	38,749	53,930

RETROACTIVE NETWORK COST DISCOUNT	—	—	—	—	(1,750)

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (exclusive of depreciation and amortization shown separately below)	141,068	155,177	172,075	42,166	46,303

DEPRECIATION AND AMORTIZATION	20,566	19,871	22,808	5,198	6,870

INCOME FROM OPERATIONS	4,773	45,490	50,673	14,285	13,096

OTHER INCOME, net	510	407	715	123	450

INTEREST EXPENSE	14,745	10,737	10,911	2,396	2,745

INCOME (LOSS) BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	(9,462)	35,160	40,477	12,012	10,801
PROVISION (BENEFIT) FOR INCOME TAXES	—	685	(37,158)	326	4,143

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	(9,462)	34,475	77,635	11,686	6,658

CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE	(12,976)	—	—	—	—

NET INCOME (LOSS)	(22,438)	34,475	77,635	11,686	6,658

OTHER COMPREHENSIVE INCOME:
Change in market value of hedge instruments	390	1,456	1,438	484	360

COMPREHENSIVE INCOME (LOSS)	$(22,048)	$35,931	$79,073	$12,170	$7,018

INCOME (LOSS) ALLOCATED TO COMMON STOCKHOLDERS	$(34,547)	$13,298	$39,495	$5,113	$1,830

INCOME (LOSS) PER COMMON SHARE:
BASIC	$(1.20)	$0.46	$1.35	$0.18	$0.06

DILUTED	$(1.20)	$0.44	$1.25	$0.16	$0.06

PRO FORMA BASIC INCOME PER COMMON SHARE (unaudited)			$3.08		$0.24

PRO FORMA DILUTED INCOME PER COMMON SHARE (unaudited)			$3.00		$0.23

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	28,819,093	29,107,330	29,259,615	29,198,282	29,309,724

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING INCLUDING DILUTIVE EFFECT OF POTENTIAL COMMON SHARES	28,819,093	30,163,364	31,657,760	31,289,405	31,794,460

PRO FORMA WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (unaudited)			25,210,200		25,881,250

PRO FORMA WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING INCLUDING DILUTIVE EFFECT OF POTENTIAL COMMON SHARES (unaudited)			25,896,069		26,591,884

See notes to consolidated financial statements.

PAETEC CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

THREE MONTHS ENDED MARCH 31, 2005 AND YEARS ENDED DECEMBER 31, 2004,

2003 AND 2002

INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2005 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AMOUNTS)

	Stockholders’ Equity (Deficit)
	Redeemable Preferred Stock	Common Stock		Additional Paid-In Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive (Loss)/Income	Accumulated Deficit	Total
		Class A	Class B
BALANCE, January 1, 2002	$138,908	$262	$26	$78,358	$(874)	$(2,312)	$(179,435)	$(103,975)

Accretion of preferred stock to redemption value	603	—	—	(603)	—	—	—	(603)
Dividends on preferred stock	11,506	—	—	(11,506)	—	—	—	(11,506)

Exercise of stock options, 142,625 shares	—	1	—	62	—	—	—	63
Forfeited stock-based compensation related to options and warrants	—	—	—	(98)	98	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	221	—	—	221
Net loss	—	—	—	—	—	—	(22,438)	(22,438)
Other comprehensive income	—	—	—	—	—	390	—	390

BALANCE, December 31, 2002	$151,017	$263	$26	$66,213	$(555)	$(1,922)	$(201,873)	$(137,848)

Accretion of preferred stock to redemption value	603	—	—	(603)	—	—	—	(603)
Dividends on preferred stock	12,423	—	—	(12,423)	—	—	—	(12,423)

Exercise of stock options, 234,943 shares	—	3	—	100	—	—	—	103

Forfeited stock-based compensation related to options and warrants	—	—	—	(6)	6	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	328	—	—	328

Change in deferred compensation related to outstanding warrant grants	—	—	—	60	(60)	—	—	—

Net income	—	—	—	—	—	—	34,475	34,475
Other comprehensive income	—	—	—	—	—	1,456	—	1,456

BALANCE, December 31, 2003	$164,043	$266	$26	$53,341	$(281)	$(466)	$(167,398)	$(114,512)

Accretion of preferred stock to redemption value	603	—	—	(603)	—	—	—	(603)
Dividends on preferred stock	13,421	—	—	(13,421)	—	—	—	(13,421)

Exercise of stock options, 113,109 shares	—	1	—	48	—	—	—	49

Amortization of deferred stock-based compensation	—	—	—	160	205	—	—	365

Change in deferred compensation related to outstanding warrant grants	—	—	—	473	(473)	—	—	—

Net income	—	—	—	—	—	—	77,635	77,635
Other comprehensive income	—	—	—	—	—	1,438	—	1,438

BALANCE, December 31, 2004	$178,067	$267	$26	$39,998	$(549)	$972	$(89,763)	$(49,049)

(Continued)

PAETEC CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

THREE MONTHS ENDED MARCH 31, 2005 AND YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

INFORMATION FOR THE THREE MONTHS ENDED MARCH 31, 2005 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AMOUNTS)

	Stockholders’ Equity (Deficit)
	Redeemable Preferred Stock	Common Stock		Additional Paid-In Capital	Deferred Stock-Based Compensation	Accumulated Other Comprehensive (Loss)/Income	Accumulated Deficit	Total
		Class A	Class B
				(unaudited)
Accretion of preferred stock to redemption value	151	—	—	(151)	—	—	—	(151)
Dividends on preferred stock	3,556	—	—	(3,556)	—	—	—	(3,556)

Exercise of stock options, 13,500 shares	—	—	—	5	—	—	—	5

Amortization of deferred stock-based compensation	—	—	—	38	45	—	—	83

Change in deferred compensation related to outstanding warrant grants	—	—	—	(3)	3	—	—	—

Net income	—	—	—	—	—	—	6,658	6,658
Other comprehensive income	—	—	—	—	—	360	—	360

BALANCE, March 31, 2005 (unaudited)	$181,774	$267	$26	$36,331	$(501)	$1,332	$(83,105)	$(45,650)

(Concluded)

See notes to consolidated financial statements.

PAETEC CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2005 AND 2004 AND YEARS ENDED

DECEMBER 31, 2004, 2003 AND 2002

INFORMATION FOR THE THREE-MONTHS ENDED MARCH 31, 2005 AND 2004 IS UNAUDITED (AMOUNTS IN THOUSANDS)

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$(22,438)	$34,475	$77,635	$11,686	$6,658
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	20,566	19,871	22,808	5,198	6,870
Amortization of debt issuance cost	751	846	1,794	397	443
Stock-based compensation and warrants	221	328	365	119	83
Loss on disposal of property and equipment	4	27	5	—	58
Provision (benefit) for deferred income taxes	—	—	(38,235)	—	2,808
Cumulative effect of a change in accounting principle	12,976	—	—	—	—
Changes in assets and liabilities which provided/(used) cash:
Accounts receivable	(10,782)	3,969	(8,857)	(509)	(4,291)
Prepaid expenses and other current assets	115	(362)	(862)	(118)	(792)
Other assets	(44)	(44)	68	(36)	(11)
Accounts payable	6,310	(2,065)	2,968	(1,443)	1,608
Accrued expenses	134	2,449	(1,026)	(2,305)	3,564
Deferred revenue	3,202	3,335	4,476	418	691
Accrued payroll and related liabilities	(928)	2,107	(2,553)	(2,918)	838
Accrued commissions	1,668	(41)	(704)	1,059	2,098
Accrued taxes	1,508	2,205	12	(1,043)	(183)

Net cash provided by operating activities	13,263	67,100	57,894	10,505	20,442

INVESTING ACTIVITIES:

Purchases of property and equipment	(26,207)	(23,956)	(24,034)	(3,555)	(8,532)
Cash paid for acquisitions, net	(4,625)	—	(14,566)	—	(2,211)

Cash used by investing activities	(30,832)	(23,956)	(38,600)	(3,555)	(10,743)

FINANCING ACTIVITIES:

Proceeds from long-term borrowings	9,200	—	—	—	—
Repayments on debt	(3,451)	(15,711)	(22,558)	(1,655)	(7,232)
Proceeds from exercise of stock options	63	103	49	14	—
Payment for debt issuance costs	(834)	—	(2,727)	(2,582)	5

Net cash (used) provided by financing activities	4,978	(15,608)	(25,236)	(4,223)	(7,227)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(12,591)	27,536	(5,942)	2,727	2,472

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	36,879	24,288	51,824	51,824	45,882

CASH AND CASH EQUIVALENTS, END OF YEAR	$24,288	$51,824	$45,882	$54,551	$48,354

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest, net of capitalized interest	$13,449	$8,161	$10,339	$2,597	$2,891

Cash paid for income taxes	$—	$685	$1,489	$445	$168

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Notes payable issued in connection with a business acquisition	$236	$—	$—	$—	$—

Contingent consideration in connection with a business acquisition	$—	$—	$2,861	$—	$199

Assets acquired under capital lease obligations	$236	$4,773	$9,511	$5,740	$4,697

See notes to consolidated financial statements.

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

1. DESCRIPTION OF BUSINESS

The consolidated financial statements include the accounts of PAETEC Corp. and its wholly-owned subsidiaries, PAETEC Communications, Inc., PAETEC Capital Corp., PAETEC Communications of Virginia, Inc., PAETEC Software Corp., PAETEC Integrated Solutions Group, Inc. and American Long Lines, Inc. as of February 28, 2005 (Note 13) (collectively “the Company”).

The Company operates in one business segment and is an integrated communications provider that offers broadband communications solutions, including voice, data, application and network integration services, primarily to business and institutional customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation—The accompanying consolidated financial statements include the accounts of PAETEC Corp. and its subsidiaries. All intercompany balances and transactions have been eliminated.

Unaudited Interim Condensed Consolidated Financial Information—The accompanying unaudited interim condensed consolidated balance sheet as of March 31, 2005, the condensed consolidated statements of operations and comprehensive income and statements of cash flows for the three months ended March 31, 2005 and 2004, and the condensed consolidated statements of redeemable preferred stock and stockholders’ deficit for the three months ended March 31, 2005 are unaudited. These unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of the Company’s management, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s financial position as of March 31, 2005, and its results of operations and its cash flows for the three months ended March 31, 2005 and 2004. The results for the three months ended March 31, 2005 are not necessarily indicative of the results to be expected for the year ending December 31, 2005 or for any other period.

Unaudited Pro Forma Condensed Consolidated Balance Sheet and Pro Forma Basic and Diluted Income per Common Share and Pro Forma Weighted Average Shares Outstanding—The unaudited pro forma condensed consolidated balance sheet as of March 31, 2005 and unaudited pro forma basic and diluted income per common share and weighted average shares outstanding for the three months ended March 31, 2005 and for the year ended December 31, 2004 assume the recapitalization transactions described under “Reclassification Transactions” and “New Senior Credit Facility (unaudited)” in Note 14 herein (the “Recapitalization Transactions”) had occurred on March 31, 2005, with respect to the unaudited pro forma condensed consolidated balance sheet, or on January 1, 2004, with respect to the unaudited pro forma basic and diluted income per common share and weighted average shares outstanding. The unaudited pro forma condensed consolidated balance sheet and unaudited pro forma basic and diluted income per common share and weighted average shares outstanding assume the reclassification (the “Reclassification”) of (a) each outstanding share of the Company’s Class A common stock (the “Class A common stock”), including the shares of Class A common stock that will be issued upon conversion of the Company’s Series A Convertible Redeemable Preferred Stock (the “Series A convertible redeemable preferred stock”) and (b) each outstanding share of the Company’s Class B common stock (the “Class B common stock”) into, in both cases, 0.286 of one share of a new single class of common stock (the “new common stock”) for each period presented. The historical financial statements have not been restated to give effect to the Reclassification. The pro forma adjustments set forth in the unaudited pro forma condensed consolidated balance sheet and basic and diluted income per common share and weighted average shares outstanding are described below.

The unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Recapitalization Transactions had

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

been consummated as presented in the accompanying unaudited pro forma consolidated financial statements, nor is it necessarily indicative of future operating results.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical consolidated financial statements.

Pro Forma Balance Sheet (unaudited)

The unaudited pro forma condensed consolidated balance sheet reflects the following Recapitalization Transactions:

Cash and cash equivalents—The net increase in cash and cash equivalents of $38.8 million includes the effect of the following transactions:

•	the refinancing of the Company’s existing senior secured credit facility, with a balance of $115.8 million at March 31, 2005, with term loan borrowings under a new senior secured credit facility of $160.0 million;

•	debt issuance costs related to the new senior secured credit facility of $5.5 million; and

•	proceeds of less than $0.1 million from the sale of 3,276,481 shares of common stock to certain common stockholders.

Other assets, net—The net increase in other assets of $0.9 million reflects $4.8 million of estimated deferred costs incurred in connection with entering into the new senior secured credit facility, which includes a reduction of $0.7 million that represents the portion of the credit facility fees that will be borne by the Series A preferred stockholders and which are partially offset by the write-off of approximately $3.9 million of deferred costs relating to the existing senior secured credit facility.

Accrued expenses—The increase in accrued expenses of $85.5 million reflects the effect of the following transactions:

•	$78.5 million of accrued cash dividend to be paid to the preferred stockholders;

•	$5.0 million of consideration to be paid to certain management stockholders; and

•	$2.0 million of accrued advisory services related to the offering provided by two affiliates of two existing stockholders of the Company.

Accrued taxes—The decrease in accrued taxes of $3.4 million reflects the income tax effect of the Recapitalization Transactions.

Current portion of long-term debt—The $5.6 million net decrease in the current portion of long-term debt reflects a decrease of $13.6 million related to the retirement of the Company’s existing senior secured credit facility, partially offset by an increase of $8.0 million related to the new senior secured credit facility.

Long-term debt—The $49.8 million net increase in long-term debt reflects a $152.0 million increase related to the term loan borrowings under the new senior secured credit facility, partially offset by a decrease of $102.2 million related to the retirement of the existing senior secured credit facility.

Series A convertible redeemable preferred stock—The decrease in Series A convertible redeemable preferred stock of $181.8 million reflects the conversion of Series A convertible redeemable preferred stock and accumulated dividends into Class A common stock.

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

Class A common stock—The net decrease in Class A common stock of $0.3 million reflects the following:

•	an increase of $0.4 million from the conversion of Series A convertible redeemable preferred stock and accumulated dividends into Class A common stock;

•	a decrease of $0.2 million from the reclassification of each share of Class A common stock, other than the Class A common stock issued upon conversion of the Series A convertible redeemable preferred stock, into 0.286 of a share of a new class of common stock; and

•	a decrease of $0.5 million from the reclassification of each share of Class A common stock issued upon conversion of the Series A convertible redeemable preferred stock into 0.286 of a share of new common stock.

Class B common stock—The decrease in Class B common stock of less than $0.1 million reflects the reclassification of each share of Class B common stock into 0.286 of a share of new common stock.

Common stock— The $0.2 million increase in common stock includes the effect of the following transactions:

•	an increase of less than $0.1 million from the issuance of 3,276,481 shares of new common stock at a price of $0.01 per share under agreements with some of the existing stockholders upon the completion of the Company’s proposed initial public offering, (the “Offering”); and

•	an increase of $0.2 million from the reclassification of each outstanding share of Class A common stock and Class B common stock into 0.286 of a share of new common stock.

Additional paid-in-capital—The $176.6 million net increase in additional paid-in-capital includes the effect of the following transactions:

•	an increase of $214.3 million from the conversion of Series A convertible redeemable preferred stock and accumulated dividends into Class A common stock;

•	an increase of $42.6 million from the issuance of 3,276,481 shares of new common stock at a price of $0.01 per share under agreements with some of the existing stockholders upon the completion of the Offering;

•	an increase of $0.2 million from the reclassification of each outstanding share of Class A common stock into 0.286 of a share of new common stock;

•	an increase of less than $0.1 million from the reclassification of each outstanding share of Class B common stock into 0.286 of a share of new common stock;

•	a decrease of $2.0 million from capitalized costs for advisory services provided by two affiliates of two of the stockholders of the Company; and

•	a decrease of $78.5 million from the dividends to the Series A convertible redeemable preferred stockholders.

Accumulated deficit—The net increase in accumulated deficit of $81.5 million includes the effect of the following transactions:

•	a charge of $33.4 million related to a change in fair value of the conversion feature embedded within the original terms of the Series A convertible redeemable preferred stock;

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

•	a charge of $3.9 million related to the write-off of deferred costs relating to the existing senior secured credit facility;

•	a charge of $5.0 million for consideration paid to certain management stockholders;

•	a charge of $42.6 million related to the sale of 3,276,481 shares of new common stock at a price of $0.01 per share under agreements with some of our existing stockholders upon completion of the Offering; and

•	an income tax benefit of $3.4 million.

Pro Forma Income Per Share (unaudited)

Pro forma basic and diluted income per common share for the year ended December 31, 2004 and for the three months ended March 31, 2005 have been computed to give effect to the Recapitalization Transactions, including the effect on interest expense from the refinancing of the Company’s existing senior secured credit facility, which consists of a $90.0 million, eight-year term loan and a $49.5 million, eight-year reducing revolving credit facility, with a new senior secured credit facility, which the Company expects will consist of a $160.0 million, six-year term loan and a $40.0 million, five-year revolving credit facility, and the effect on compensation expense from the issuance of 108,680 shares of restricted stock to members of the Company’s management, as if these transactions were consummated on January 1, 2004. Pro forma basic and diluted income per common share has been computed to give effect to the Reclassification. The pro forma basic and diluted income per common share for the year ended December 31, 2004 and for the three months ended March 31, 2005 exclude the following charges that will result from the Recapitalization Transactions, because they are not recurring in nature:

•	a charge of $33.4 million related to a change in fair value of the conversion feature embedded within the original terms of the Series A convertible redeemable preferred stock;

•	a charge of $3.9 million related to the write-off of deferred costs relating to the existing senior secured credit facility;

•	a charge of $5.0 million for consideration paid to certain management stockholders;

•	a charge of $42.6 million related to the sale of 3,276,481 shares of new common stock at a price of $0.01 per share under agreements with some of our existing stockholders upon completion of the Offering; and

•	an income tax benefit of $3.4 million related to the foregoing charges.

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

The following table sets forth the computation of pro forma basic income per common share (in thousands, except share and per share amounts):

	Year Ended December 31, 2004		Three Months Ended March 31, 2005
Pro forma basic income per common share:
Net income	$77,635		$6,658
Pro forma charges	(25	) (a)	(488	) (b)

Pro forma net income	$77,610		$6,170

Pro forma weighted average number of common shares outstanding - basic	25,210,200		25,881,250

Pro forma income per common share - basic	$3.08		$0.24

Pro forma diluted income per common share:
Pro forma weighted average number of common shares outstanding - basic	25,210,200		25,881,250
Dilutive effect of warrants - treasury stock method	19,780		24,510
Dilutive effect of stock options - treasury stock method	666,089		686,124

Pro forma weighted average number of common shares outstanding including dilutive effect of potential common shares	25,896,069		26,591,884

Pro forma diluted income per common share	$3.00		$0.23

(a)	Reflects a $0.5 million charge from the issuance of 108,680 shares of restricted new common stock, which vest evenly over three years and excludes 140,140 shares of restricted stock that vest only if specified equity performance targets are satisfied, and a $0.2 million increase in interest expense as a result of the refinancing of the Company’s existing senior secured credit facility. These amounts were partially offset by a $0.6 million reduction in amortization of debt issuance costs as a result of the refinancing of the Company’s existing senior secured credit facility.

(b)	Reflects a $0.1 million charge from the issuance of 108,680 shares of restricted new common stock, which vest evenly over three years and excludes 140,140 shares of restricted stock that vest only if specified equity performance targets are satisfied, and a $0.5 million increase in interest expense as a result of the refinancing of the Company’s existing senior secured credit facility. These amounts were partially offset by a $0.1 million reduction in amortization of debt issuance costs as a result of the refinancing of the Company’s existing senior secured credit facility.

The following table sets forth the calculation of pro forma weighted average shares outstanding:

	Year Ended December 31, 2004	Three Months Ended March 31, 2005
Weighted average number of common shares outstanding	29,259,615	29,309,724
Conversion of weighted average Series A convertible redeemable preferred stock and accrued dividends into Class A common stock (a)	36,875,618	39,171,839

Weighted average number of common shares outstanding, including the Class A common stock issued upon conversion of the Series A convertible redeemable preferred stock	66,135,233	68,481,563

Reclassification of weighted average number of common shares outstanding, including all Class A common stock (including Class A common stock issued upon conversion of the Series A convertible redeemable preferred stock) and all Class B common stock, into 0.286 of a share of new common stock	18,914,677	19,585,727
Issuance of shares under agreements with certain existing Class A common stockholders	3,276,481	3,276,481

Shares to pay Series A convertible redeemable preferred stock dividend (b)	3,019,042	3,019,042

Pro forma weighted average number of common shares outstanding - basic	25,210,200	25,881,250

(a)	Includes the conversion of all of the outstanding Series A convertible redeemable preferred stock, including the weighted average accrued dividends through the applicable period.

(b)	Represents shares sold to pay a portion of accrued cash dividends to be paid to the Series A convertible redeemable preferred stockholders.

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

For the year ended December 31, 2004, a total of 685,869 shares of common stock issuable under the assumed exercise of stock options and warrants, after giving effect to the Recapitalization Transactions, were not included in the calculation of diluted pro forma income per common share, as the effect of including those items would have been anti-dilutive.

Cash and Cash Equivalents—The Company includes as cash and cash equivalents, cash, marketable securities and commercial paper with original maturities of three months or less.

Allowance for Doubtful Accounts—To determine its allowance for bad debts, the Company uses estimates based on its historical collection experience, its assessment of current industry trends and its credit policies.

Prepaid Expenses and Other Current Assets—Prepaid expenses and other current assets consist of prepaid services, insurance, maintenance contracts and refundable deposits. Prepayments are expensed on a straight-line basis over the corresponding life of the underlying agreements.

Property and Equipment—Property and equipment are stated at cost less accumulated depreciation. Interest is capitalized in connection with the installation of integrated network and related equipment. The capitalized interest is recorded as part of such assets and is amortized over the asset’s estimated useful life. Interest cost capitalized in 2004, 2003 and 2002 was not material.

Depreciation is computed using the straight-line method over the estimated useful lives of the property and equipment as follows:

Switches and switch-related equipment	5 - 12 years
Computer hardware and purchased software	3 - 10 years
Equipment	4 - 10 years
Office equipment, furniture and fixtures	3 - 7 years
Leasehold improvements	3 - 20 years

Included within depreciation expense is amortization of property and equipment under capital lease agreements. For leasehold improvements and property and equipment under capital lease agreements, depreciation is calculated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term.

Goodwill—Goodwill represents the excess of cost over the fair value of net assets of businesses acquired.

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. The Company adopted this standard effective January 1, 2002. Upon adoption of SFAS No. 142, goodwill and other acquired intangible assets with indefinite lives are no longer amortized, but are subject to at least an annual assessment for impairment through the application of a fair-value based test.

The Company is required, at least annually, to assess the value of goodwill under the provisions of SFAS No. 142. As part of the initial assessment in 2002, the Company identified two reporting units as defined in SFAS No. 142. The assessment of whether goodwill has been impaired is based on the Company’s estimate of the fair

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

value of each reporting unit. During the year ended December 31, 2002, the Company performed a valuation analysis of each identified reporting unit. This valuation indicated that an impairment of goodwill related to one of these reporting units existed as of January 1, 2002. Accordingly, the Company recorded a non-cash charge of approximately $13.0 million, reflecting the best estimate of the amount of impairment as of January 1, 2002, to reduce goodwill.

In 2003, the Company performed an annual assessment of its remaining goodwill. This analysis indicated that the value of the remaining goodwill was not impaired as of January 1, 2003.

The Company subsequently chose to move the date of its annual assessment of the carrying value of its goodwill from January 1 each year to July 1 of each year. In order to facilitate that change, the Company performed a valuation analysis of the reporting entities in which the Company’s remaining goodwill resides with the assistance of an independent third party appraisal firm. That analysis indicated that the value of the remaining goodwill was not impaired as of July 1, 2003. The 2004 annual assessment of the carrying value of the Company’s goodwill indicated that the value of the remaining goodwill was not impaired as of July 1, 2004.

The changes in the carrying value of goodwill from 2002 through 2004 are as follows:

Balance as of January 1, 2002	$51,216
Reclassification of acquired workforce	1,525
Impairment charge	(12,976)

Balance as of December 31, 2002 and 2003	$39,765
Goodwill related to acquisition of assets from Covista Communications, Inc. (Note 13)	4,349
Recognition of acquired net operating losses	(7,419)

Balance as of December 31, 2004	$36,695
Goodwill related to acquisition of American Long Lines, Inc. (Note 13)	1,559
Purchase accounting adjustment	(2,874)

Balance as of March 31, 2005 (unaudited)	$35,380

The Company reduced goodwill by $7.4 million during 2004 upon the recognition of a deferred income tax asset in connection with acquired net operating losses.

The Company reduced goodwill by $2.9 million during the three months ended March 31, 2005 primarily as a result of a purchase accounting adjustment related to the acquisition of assets from Covista Communications, Inc. (Note 13). This decrease was partially offset by an increase in goodwill of $1.6 million attributable to the Company’s acquisition of American Long Lines, Inc. (Note 13).

Long-Lived Assets—The Company has a policy to review the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. For purposes of evaluating and measuring impairment, the Company groups a long-lived asset or assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Except for the impairment of goodwill (which requires an annual impairment test) as of January 1, 2002 described above, no impairment charge for long-lived assets has been recorded in the accompanying consolidated financial statements for the three months ended March 31, 2005 and 2004 or for the years ended 2004, 2003 or 2002.

Deferred Income Taxes—The Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of transactions and events. Under this method, deferred income tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. If necessary, deferred income tax assets are reduced by a valuation allowance to an amount that is determined to be more likely than not recoverable. The Company must make significant estimates and assumptions about future taxable income and future tax consequences when determining the amount of the valuation allowance.

Other Assets—Other assets consist primarily of debt issuance costs, deposits and miscellaneous other assets. Debt issuance costs are amortized over the term of the related debt instruments, which is recorded as interest expense.

Convertible redeemable preferred stock—Convertible redeemable preferred stock is reflected in the consolidated balance sheets at amounts that include cumulative dividends due on the preferred stock through the balance sheet date and accretion to the mandatory redemption date of the direct costs associated with obtaining the preferred stock utilizing the straight-line method.

Revenue Recognition—The Company derives its revenue primarily from sales of telecommunications services, principally usage fees and monthly recurring fees. Usage fees consist of fees paid by customers for each call made, access fees paid by carriers for long distance calls that the Company originates and terminates and fees paid by the incumbent carriers as reciprocal compensation when the Company terminates local calls made by their customers. Revenue related to usage fees is recognized when the service is provided. Usage fees are billed in arrears and estimates are used to recognize revenue for unbilled usage fees. The Company’s ability to generate access revenue including reciprocal compensation revenue is subject to numerous regulatory and legal proceedings. Until these proceedings are ultimately resolved, the Company’s policy is to recognize access revenue including reciprocal compensation revenue only when it is concluded that realization of that revenue is reasonably assured.

Management makes estimates of future customer credits through the analysis of historical trends and known events. The provisions for revenue adjustments are recorded as a reduction of revenue when incurred. Since any revenue allowances are recorded as an offset to revenue, any future increases or decreases in the allowances will positively or negatively affect revenue by the same amount.

Monthly recurring fees include the fees paid for lines in service and additional features on those lines. Monthly recurring fees are paid by end-user customers and are billed in advance. This revenue is recognized during the period in which it is earned.

The Company has certain arrangements where it recognizes revenue in accordance with SEC Staff Accounting Bulletin “SAB” No. 104, Revenue Recognition, which requires certain non-recurring service activation and

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

installation fee revenues that become payable at the time service is initiated to be deferred over the average customer life. In accordance with SAB No. 104, the Company defers service activation and installation fee revenues and related costs and amortizes them over the average customer life, primarily three years.

The Company also derives revenue from sales of telecommunications equipment and software. Equipment revenue consists of fees paid for equipment and for system design and installation services. Equipment revenue is recognized upon delivery and acceptance of the equipment. Software revenue is derived through selling and supporting the Company’s proprietary telecommunications software. Revenue related to software sales is recognized upon delivery and acceptance of the software in accordance with SOP 97-2, “Software Revenue Recognition” and related interpretations. Support fees include fees for maintenance of the Company’s telecommunications software and fees for training the end user in the proper use of the telecommunications software. Maintenance fees are recognized pro rata over the length of the underlying maintenance contract. Training fees are recognized after the training obligation has been fulfilled.

During 2003, the Company adopted the provisions of the Emerging Issues Task Force Bulletin 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 provides additional guidance on revenue recognition for transactions that may involve the delivery or performance of multiple products, services or rights to use assets, and performance that may occur at different points in time or over different periods of time. The adoption of EITF 00-21 did not have an effect on the Company’s results of operations, financial position or cash flows.

Deferred Revenue—Deferred revenue as of March 31, 2005 and December 31, 2004 and 2003 is comprised of the following:

	March 31, 2005	December 31,
		2004	2003
	(unaudited)
Monthly recurring transport charges billed in advance	$11,785	$10,595	$7,749
Deferred software maintenance revenue	1,733	1,985	1,756
Other deferrals	2,252	2,126	1,136

Current deferred revenue	15,770	14,706	10,641
Other noncurrent deferred revenue	1,784	1,695	1,284

Total deferred revenue	$17,554	$16,401	$11,925

Cost of Sales—Cost of sales consists primarily of leased transport charges, usage costs for local and long distance calls, and costs associated with equipment sales. Leased transport charges are the payments the Company makes to lease the telephone and data transmission lines it uses to connect customers to the Company’s network and to connect the Company’s network to the networks of other carriers. Usage costs for local and long distance are the costs incurred for calls made by customers that are terminated on the networks of other carriers. These costs include an estimate of charges for which invoices have not yet been received, and are based upon the estimated number of transmission lines and facilities in service, estimated minutes of use and estimated amounts accrued for pending disputes with other carriers, as well as upon the contractual rates charged by the Company’s service providers. Subsequent adjustments to these estimates may occur after the bills are received for the actual costs incurred, but these adjustments are generally not expected to be material to operating results. As a result of this estimation process, the Company reserved $2.9 million, $2.7 million and $2.7 million, respectively, as of March 31, 2005, December 31, 2004 and 2003, against disputed network invoices.

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

In the three-month period ended March 31, 2005, cost of sales included a credit of approximately $2.5 million from one of the Company’s largest suppliers for a network services discount based on cumulative purchases from June 1, 2004 through March 31, 2005. The Company did not recognize the credit over the discount period, because prior to the recognition of the credit, the Company did not believe it would achieve the level of cumulative purchases required to earn the credit, and therefore, the Company did not believe that the amount of the credit was fixed or determinable. During the three months ended March 31, 2005, the Company executed a new agreement with this supplier related to discounts on future purchases of network services. At that same time, the Company reached an agreement regarding the criteria required to earn the credit as defined in the prior year’s agreement. As a result of that agreement, the Company now believes that the amount of the credit related to past purchases of network services was fixed and determinable and, accordingly, recognized a credit of $2.5 million in its results of operations for the three-month period ended March 31, 2005.

Selling, General and Administrative Expenses—The Company’s selling, general and administrative expenses include selling and marketing, customer service, billing, corporate administration, engineering personnel and other personnel costs.

Stock-Based Compensation—Employees of the Company participate in the PAETEC Corp. 2001 Stock Option and Incentive Plan (the “2001 Option Plan”) and the PAETEC Corp. 1998 Incentive Compensation Plan (the “1998 Option Plan” and, together with the 2001 Option Plan, the “Option Plans”). The Company accounts for compensation cost under the Option Plans using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. When appropriate, compensation expense is recorded for awards of options over the period earned.

The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation-Transition Disclosure. Except for options described in Note 8, the Company has not recognized any compensation cost with respect to the Option Plans in connection with awards to employees, since the exercise price of the options on the date of grant approximated fair market value of the underlying common stock. In accordance with SFAS No. 123, as amended by SFAS No. 148, the Company estimates the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model and using assumed risk-free interest rates ranging from 3.34% to 6.72% and expected lives of seven years. The volatility factor assumptions used in the Company’s fair value model ranged from 71% to 776%.

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

If the Company had recorded compensation cost for the Option Plans based on the fair value of the awards on the date of grant, the Company’s net income (loss) and net income (loss) per common share in the three months ended March 31, 2005 and 2004 and in the years ended 2004, 2003 and 2002 would have been as follows:

	Three Months Ended March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)
Net income (loss)	$6,658	$11,686	$77,635	$34,475	$(22,438)
Plus: Stock-based employee compensation expense already included in reported net income (loss) applicable to common stockholders	38	74	185	150	151
Less: Stock-based employee compensation expense determined under fair value based method for all awards	(1,543)	(2,010)	(7,753)	(8,748)	(6,262)

Net income (loss)—pro forma	$5,153	$9,750	$70,067	$25,877	$(28,549)

Income (loss) per common share (basic)—as reported	$0.06	$0.18	$1.35	$0.46	$(1.20)
Income (loss) per common share (diluted)—as reported	$0.06	$0.16	$1.25	$0.44	$(1.20)
Income (loss) per common share (basic)—pro forma	$0.03	$0.13	$1.19	$0.27	$(1.41)
Income (loss) per common share (diluted)—pro forma	$0.03	$0.13	$1.10	$0.26	$(1.41)

For the three month period ended March 31, 2005, a total of 25,415,495 shares of Class A common stock, which were issuable as of March 31, 2005 upon conversion of the Company’s Series A Convertible Redeemable Preferred Stock (the “Series A convertible redeemable preferred stock”), including dividends accumulated on the Series A convertible redeemable preferred stock through December 31, 2004, were not included in the as reported calculation of diluted income per common share. Such shares were not included in the calculation of pro forma income per common share as the effect of including these shares would have been anti-dilutive.

For the three month period ended March 31, 2004, a total of 24,004,743 shares of Class A common stock, which were issuable as of March 31, 2004 upon conversion of the Series A convertible redeemable preferred stock, including dividends accumulated on the Series A convertible redeemable preferred stock through December 31, 2003, were not included in the as reported calculation of diluted income per common share. Such shares were not included in the calculation of pro forma income per common share as the effect of including these shares would have been anti-dilutive.

For 2004, a total of 23,268,174 shares of Class A common stock, which were issuable as of December 31, 2004 upon conversion of the Series A convertible redeemable preferred stock, including dividends accumulated on the Series A convertible redeemable preferred stock through December 31, 2003, were not included in the as reported calculation of diluted income per common share. Such shares were not included in the calculation of pro forma income per common share as the effect of including these shares would have been anti-dilutive.

For 2003, a total of 22,357,782 shares of Class A common stock, which were issuable as of December 31, 2003 upon conversion of the Series A convertible redeemable preferred stock, including dividends accumulated on the Series A convertible redeemable preferred stock through December 31, 2002, were not included in the as reported calculation of diluted income per common share. Such shares were not included in the calculation of pro

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

forma diluted income per common share as the effect of including these shares in that calculation would have been anti-dilutive.

For 2002, a total of 21,142,221 shares of Class A common stock, which were issuable as of December 31, 2002 upon conversion of the Series A convertible redeemable preferred stock, including dividends accumulated on the Series A convertible redeemable preferred stock through December 31, 2001, and a total of 2,432,575 shares of common stock issuable under the assumed exercise of stock options and warrants computed based on the treasury stock method, were not included in the calculation of diluted income per common share as the effect of including those items would have been anti-dilutive.

Agent Warrant Plan—The Company’s independent sales agents participate in the PAETEC Communications, Inc. Agent Incentive Plan (the “Warrant Plan”). Warrants granted under the Warrant Plan are recorded at fair value and are accounted for under the provisions of SFAS No. 123, as amended by SFAS No. 148 and EITF Issue 96-18, Accounting for Equity Investments that are Issued to Other than Employees or in Conjunction with Selling Goods or Services. In accordance with SFAS No. 123, as amended by SFAS No. 148, the Company estimates the fair value of each warrant grant on the date of grant using the Black-Scholes option-pricing model and using assumed risk-free interest rates ranging from 3.34% to 6.72% and expected lives of ten years. The volatility factor assumptions used in the Company’s fair value model ranged from 71% to 776%. The Company accrues compensation expense during the service period and adjusts the value attributable to unvested warrants in subsequent periods to the measurement date for increases or decreases in the fair value of the shares of common stock issuable upon exercise of the warrants. In accordance with EITF Issue 96-18, the measurement date is the date at which the agent’s performance is complete.

Concentration of Credit Risk—Financial instruments that potentially subject the Company to credit risk consist of cash, cash equivalents and accounts receivable. Exposure to losses on accounts receivable is principally dependent on each customer’s financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses. As of March 31, 2005, cash and cash equivalents of $23.9 million were held by a major financial institution and the remaining cash and cash equivalents of $24.5 million were held at various financial institutions and banks. As of December 31, 2004, cash and cash equivalents of $21.2 million were held by a major financial institution and the remaining cash and cash equivalents of $24.7 million were held at various financial institutions and banks. As of December 31, 2003, cash and cash equivalents of $26.0 million were held by a major financial institution and the remaining cash and cash equivalents of $25.8 million were held at various banks.

Concentration of Suppliers—The Company currently leases its transport capacity from a limited number of suppliers and is dependent upon the availability of transmission facilities owned by the suppliers. The Company is vulnerable to the risk of renewing favorable supplier contracts, timeliness of the supplier in processing the Company’s orders for customers and is at risk related to regulatory agreements that govern the rates to be charged to the Company.

Financial Instruments—The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The fair values of the Company’s financial instruments are as follows:

•	The approximate fair values of cash and cash equivalents, accounts receivable, certain other current assets, and accounts payable and accrued expenses, are as reported in the accompanying consolidated balance sheets.

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

•	The amount of long-term debt reported in the accompanying consolidated balance sheets approximates the fair value of these instruments. Fair value is based on the Company’s review of market values associated with comparable debt instruments.

•	The Company is also a party to letters of credit totaling $3.3 million, $3.1 million and $3.0 million as of March 31, 2005, December 31, 2004 and 2003, respectively. Management does not believe it is practicable to estimate the fair value of these financial instruments and does not expect any material losses from their resolution since performance under these letters of credit is not likely to be required.

Basic and Diluted Income (Loss) Per Common Share—Basic income (loss) per common share is calculated utilizing the “two-class” method by dividing income allocated to common shareholders by the weighted average number of common shares outstanding during the period.

In March 2004, the Financial Accounting Standards Board (FASB), ratified the consensus reached by the Emerging Issues Task Force (EITF), on EITF Issue 03-06, Participating Securities and the Two-Class Method under FASB Statement No. 128. EITF 03-06 provides additional guidelines related to the calculation of earnings per share under SFAS No. 128, Earnings per Share, which includes application of the “two-class” method in computing earnings per share, identification of participating securities, and requirements for the allocation of undistributed earnings (and losses) to participating securities.

The Company currently has 134,000 outstanding shares of Series A convertible redeemable preferred stock that meet the criteria of a participating security in the calculation of basic income per common share using the “two- class” method of SFAS No. 128. Therefore, EITF 03-06 requires that earnings be allocated between common stock and the participating security. The Company adopted EITF 03-06 in the first quarter of 2004 and for all subsequent and all prior periods presented.

Diluted income per common share is computed by dividing income allocated to common stockholders by the weighted average number of shares of Class A common stock, Class B common stock and potential common stock outstanding during the period. Potential common stock consists of common stock issuable under the assumed exercise of stock options and warrants, computed based on the treasury stock method, and the assumed conversion of the issued and outstanding Series A convertible redeemable preferred stock using the “if-converted” method. Diluted income per common share includes the effect of potentially dilutive issuances of securities. Potential common stock is not included in the calculations of diluted income per common share to the extent its inclusion would be anti-dilutive.

Use of Estimates in Financial Statements—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivatives—The Company currently has freestanding derivative instruments, which qualify as cash flow hedges. SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, allows the gains and losses of a derivative to offset related results on the hedged item in the consolidated statement of operations and comprehensive income (loss), and

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

requires the Company to formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 149 became generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003.

Derivatives are recognized on the balance sheet at fair value. The Company’s freestanding derivative instruments are designated as hedges at inception and evaluated for effectiveness at least quarterly throughout the hedge period. These derivatives are designated as hedges of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). The effective portion of the derivative’s gain or loss is initially reported as a component of comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the balance sheet.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in cash flows of a hedged item, the derivative or hedged item expires or is sold, terminated, or exercised, or management determines that it is no longer appropriate to designate the derivative as a hedge instrument.

Comprehensive Income (Loss)—Comprehensive income (loss) includes all changes in stockholders’ equity during a period, except for changes resulting from investments by owners and distributions to owners. In 2004, 2003 and 2002 and in the three months ended March 31, 2005 and 2004, comprehensive income (loss) includes the Company’s net income (loss) and also includes the change in the market value of derivative hedge instruments of $1.4 million, $1.5 million, $0.4 million, $0.4 million and $0.5 million, for 2004, 2003 and 2002, and the three months ended March 31, 2005 and 2004, respectively.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity—In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

The Company has determined that the Series A convertible redeemable preferred stock does not fall within the definition of mandatorily redeemable financial instruments contained in SFAS No. 150. As a result, the Company’s adoption of SFAS No. 150 did not have an effect on the consolidated financial statements.

Recently Issued Accounting Standards—In December 2003, the Financial Accounting Standards Board issued Financial Interpretations Number 46, Consolidation of Variable Interest Entities (revised in December 2003 as FIN 46R). FIN 46R further explains how to identify Variable Interest Entities (VIE) and how to determine when a business enterprise should include the assets, liabilities, noncontrolling interest and results of VIE financial statements. The adoption of FIN 46R did not have an effect on the Company’s consolidated financial statements because the Company does not have any variable interest entities. The Company adopted FIN 46R as of March 31, 2004.

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4. ARB No. 43, Chapter 4, Inventory Pricing, discusses the general principles applicable to the pricing of inventory. Paragraph 5 of ARB 43, Chapter 4, provides guidance on allocating certain costs to inventory. SFAS No. 151 amends ARB No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management is currently in the process of evaluating the potential effect of the Company’s adoption of SFAS No. 151 and does not believe that it will have a material effect on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets. SFAS No. 153 addresses the measurement of exchange of nonmonetary assets. SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Management is currently in the process of evaluating the potential effect of the Company’s adoption of SFAS No. 153, but does not believe that it will have a material effect on the Company’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment. SFAS No. 123(R) is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guide. SFAS 123(R) requires the measurement of the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render service. SFAS No. 123(R) is effective for public entities that do not file as small business issuers as of the beginning of the first annual reporting period that begins after June 15, 2005. SFAS No. 123(R) is effective for nonpublic entities as of the beginning of the first annual reporting period that begins after December 15, 2005. The Company will adopt SFAS 123(R) on January 1, 2006, requiring compensation cost to be recognized as expense for the portion of outstanding unvested awards, based on the grant-date fair value of those awards calculated using an option pricing model under SFAS 123 for pro forma disclosures. The Company is evaluating the requirements of SFAS No. 123(R) and expects that the adoption of SFAS No. 123(R) will have a material effect on its statements of operations and earnings per share. Based on unvested options outstanding as of March 31, 2005 and applying the Black-Scholes option-pricing model, the Company estimates that its adoption of SFAS No. 123(R) will reduce its net income by approximately $3.8 million for 2006. This amount is not necessarily the actual amount that the Company will record in 2006 because this amount does not include the effect of any options the Company grants after March 31, 2005 and because the Company has not as of the date of this prospectus selected an option-pricing model or finalized its estimate of expected forfeitures, which will be necessary upon adoption.

Reclassifications—Certain reclassifications have been made to the prior periods to conform to the current period presentation.

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

3. PROPERTY AND EQUIPMENT, NET

Property and equipment as of March 31, 2005, December 31, 2004 and December 31, 2003 consists of the following:

	March 31, 2005	December 31,
		2004	2003
	(unaudited)
Switches and switch-related equipment	$172,364	$161,909	$136,447
Computer hardware and purchased software	39,529	38,578	33,682
Equipment	12,684	12,438	15,520
Office equipment, furniture and fixtures	14,481	14,202	9,040
Construction-in-progress	1,350	25	668

	240,408	227,152	195,357
Accumulated depreciation	(100,503)	(94,376)	(74,650)

Property and equipment, net	$139,905	$132,776	$120,707

Construction-in-progress as of March 31, 2005 and December 31, 2004 and 2003 consists primarily of costs associated with the build-out of the Company’s network switch sites. Depreciation expense for the three months ended March 31, 2005 and 2004 totaled $6.2 million and $5.2 million, respectively. Depreciation expense for 2004, 2003 and 2002 totaled $21.9 million, $19.8 million and $20.3 million, respectively.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill—Effective January 1, 2002, the Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, under which goodwill is no longer amortized, but is required to be assessed for impairment at least annually. Goodwill was $35.4 million, $36.7 million and $39.8 million as of March 31, 2005, December 31, 2004 and 2003, respectively. The net decrease in goodwill during the 2005 three-month period, was primarily attributable to a purchase accounting adjustment of $2.9 million related to the acquisition of assets from Covista Communications, Inc. (Note 13). This decrease was partially offset by an increase in goodwill of $1.6 million attributable to the Company’s acquisition of American Long Lines, Inc. (Note 13). The net decrease in goodwill during 2004 was primarily attributable to the recognition of acquired net operating losses of $7.4 million, which was partially offset by an increase in goodwill of $4.3 million attributable to the acquisition of assets from Covista Communications, Inc. (Note 13).

Other Intangible Assets

The gross carrying amount and accumulated amortization by major intangible asset category for March 31, 2005 and December 31, 2004 and 2003 are as follows:

	As of March 31, 2005			Weighted- Average Amortization Period
	(unaudited)
	Gross Carrying Amount	Accumulated Amortization	Net
Customer-related	$13,803	$1,658	$12,145	5 years
Technology-based	653	653	—	3 years

Total	$14,456	$2,311	$12,145	4 years

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

	As of December 31, 2004			Weighted- Average Amortization Period
	Gross Carrying Amount	Accumulated Amortization	Net
Customer-related	$10,360	$952	$9,408	4 years
Technology-based	653	653	—	3 years

Total	$11,013	$1,605	$9,408	3 years

	As of December 31, 2003			Weighted- Average Amortization Period
	Gross Carrying Amount	Accumulated Amortization	Net
Technology-based	$653	$653	$—	3 years

The increase in intangible assets during the three months ended March 31, 2005 was primarily attributable to the Company’s acquisition of American Long Lines, Inc., which increased intangible assets by $2.6 million (Note 13). The remaining increase was attributable to a purchase accounting adjustment related to the acquisition of assets from Covista Communications, Inc. (Note 13). The aggregate amount of intangible assets acquired during 2004 of $10.4 million was attributable to the acquisition of assets from Covista Communications, Inc. (Note 13). Intangible asset amortization expense for the three months ended March 31, 2005 and 2004 and for the years ended 2004, 2003 and 2002 was $0.7 million, $0.0 million, $1.0 million, $0.1 million and $0.2 million, respectively.

The Company estimates that future aggregate amortization expense related to purchased intangible assets as of December 31, 2004 will be as follows for the periods presented:

Year Ending December 31,
2005	$2,539
2006	2,539
2007	2,101
2008	1,372
2009	857

Total	$9,408

The Company estimates that future aggregate amortization expense related to purchased intangible assets as of March 31, 2005 will be as follows for the periods presented:

Year Ending December 31,
2005	$2,420
2006	3,227
2007	2,790
2008	2,061
2009	1,546
2010 and thereafter	101

Total	$12,145

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

5. LONG-TERM DEBT

Long-term debt as of March 31, 2005 and December 31, 2004 and 2003 consists of the following:

	March 31, 2005	December 31,
		2004	2003
	(unaudited)
Senior secured debt, as described below	$115,766	$121,516	$139,250

Note payable to a commercial lender assumed by the Company in an acquisition, payable in monthly installments of $90 including interest at 11.4%, maturing in 2005	684	933	1,867

Capital lease agreement (Anaheim Switch), payable in monthly installments of $83, including interest at 5.8%, maturing in 2009	3,475	3,671	—

Capital lease agreement (New Jersey Switch), payable in monthly installments of $72, including interest at 7.3%, maturing in 2010	3,576	—	—

Other capital leases	6,089	6,006	4,056

Total debt	129,590	132,126	145,173
Less: current portion	(18,566)	(7,682)	(34,184)

Long-term debt	$111,024	$124,444	$110,989

Principal payments on long-term debt are as follows:

Year Ending December 31,
2005	$7,682
2006	56,121
2007	49,685
2008	18,392
2009	246

Total	$132,126

Senior Secured Debt —During 2000, the Company and its lenders amended and restated the Company’s senior credit agreement, which provided for $155.0 million in borrowing capacity under a $100.0 million eight-year term loan and an eight-year $55.0 million reducing revolving credit facility. Borrowings under the senior credit agreement are secured by substantially all of the Company’s assets. Interest on borrowings under the senior credit agreement before its amendment on March 31, 2004 accrues, at the Company’s option, at an annual rate equal to the sum of LIBOR, a specified prime rate or the federal funds rate plus 0.50%, and an applicable margin. The applicable margin varies from 4.25% to 2.00% based on a formula tied to the Company’s level of indebtedness. As of December 31, 2003, borrowing rates under the senior credit agreement averaged 4.30%. The senior credit agreement is subject to a commitment fee that ranges from 0.75% to 1.50% per year depending on the outstanding balance.

As a result of scheduled repayments on the $100.0 million term loan, and of scheduled reductions to the maximum amount available under the $55.0 million reducing revolving credit facility, on December 31, 2003,

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

maximum borrowings under the senior credit agreement were limited to $139.5 million. As of that date, a total of $139.3 million in borrowings were outstanding.

On March 31, 2004, the Company and some of its lenders amended and restated the senior credit agreement. As a result of this amendment, scheduled principal payments originally due between March 31, 2004 and December 31, 2005 have been deferred. If the Company eliminates or extends contractual rights of each Series A convertible redeemable preferred stockholder to cause the Company to repurchase for cash such stockholder’s Series A convertible redeemable preferred stock beginning after February 4, 2007, these deferred payments will be repaid in ten equal installments between March 31, 2006 and June 30, 2008. If the Company does not eliminate or extend those rights, then the deferred principal payments will be repaid in four equal installments between March 31, 2006 and December 31, 2006. Beginning on March 31, 2006, principal payments not deferred by this amendment will be repaid according to the repayment schedule in effect immediately before the March 31, 2004 amendment.

Under the amendment, lenders representing approximately 90% of the outstanding principal balance as of March 31, 2004 agreed to the deferral of their principal payments and to the amended applicable margin. Lenders in the syndicate that did not agree to deferred repayment terms and amended margin are governed by the terms that were in effect immediately preceding the effective date of this amendment.

As part of the amendment, the applicable margin used to calculate interest rates on outstanding balances under the senior credit agreement also was amended effective as of March 31, 2004. Amounts borrowed under the amended agreement bear interest at the Company’s option at a rate equal to the sum of LIBOR, a specified prime rate or the federal funds rate plus 0.50%, and an applicable margin of 4.25% or 3.25%, respectively. The applicable margin remains constant for the life of the amended facility. Before this amendment, the applicable margin under the senior credit agreement was 3.00% for LIBOR based loans and 2.00% for prime or federal funds rate based loans.

The term of the Company’s senior credit agreement was not affected by this amendment.

As a result of scheduled repayments on the $100.0 million term loan, and of scheduled reductions to the maximum amount available under the $55.0 million reducing revolving credit facility, on March 31, 2005, maximum borrowings under the senior credit agreement were limited to $135.8 million. As of that date, a total of $115.8 million in borrowings were outstanding. As of March 31, 2005, borrowing rates under the senior credit agreement averaged 7.4%. As of December 31, 2004, a total of $121.5 million in borrowings were outstanding under the senior credit agreement and borrowing rates averaged 6.6%. Borrowings under the senior credit agreement are secured by substantially all of the Company’s assets. During the three-months ended March 31, 2005 and during the year ended December 31, 2004, the Company made voluntary payments against the principal amount outstanding under the reducing revolving portion of our senior secured credit facility of $5 million and $15 million, respectively.

The senior credit agreement contains covenants that require the Company to maintain certain financial ratios and restrict the Company’s ability to pay dividends and to incur additional indebtedness. The Company was in compliance with all of its covenants as of March 31, 2005, which include the following financial ratios and financial covenant on a consolidated basis:

•	a maximum operating leverage ratio and consolidated leverage ratio;

•	a minimum interest coverage ratio;

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

•	a minimum debt service coverage ratio;

•	a minimum fixed charge coverage ratio (from September 30, 2004); and

•	a minimum consolidated cash balance requirement of $3.0 million, as determined in accordance with GAAP.

In April 2005, the Company amended its senior credit agreement. See Note 14, Subsequent Events—Recapitalization Transactions, for more information.

Other Capital Leases—During the three months ended March 31, 2005, the Company entered into 16 additional capital lease agreements for equipment and automobiles with a variety of rates and terms. As of March 31, 2005, $6.1 million remained outstanding on other capital leases, including $1.1 million relating to the leases executed during 2005.

Interest Rate Swap Agreements—In order to reduce the Company’s exposure to fluctuations in interest rates, the Company periodically enters into interest rate swap agreements. These agreements effectively convert a portion of the Company’s floating-rate debt to fixed-rate debt. Such agreements involve the exchange of fixed-rate and floating-rate payments over the life of the agreement without the exchange of the underlying principal amounts. The Company’s policy is to enter into swap agreements only with creditworthy counterparties. Swap agreements in effect as of March 31, 2005, December 31, 2004 and 2003 were as follows:

	Notional Amount (in thousands)		Maturities	Strategy	Weighted Average LIBOR Rate		Fixed Rate
March 31, 2005 (unaudited)	$ $	45,000 25,000	09/30/2006 04/01/2005	Cash Flow Hedge Cash Flow Hedge	2.90 2.90	% %	2.96 2.06	% %

December 31, 2004	$ $	45,000 25,000	09/30/2006 04/01/2005	Cash Flow Hedge Cash Flow Hedge	2.36 2.36	% %	2.96 2.06	% %

December 31, 2003	$ $ $	50,000 60,000 25,000	09/30/2004 02/02/2004 04/01/2005	Cash Flow Hedge Cash Flow Hedge Cash Flow Hedge	1.30 1.30 1.30	% % %	2.39 3.49 2.06	% % %

Weighted-average variable rates are subject to change over time as LIBOR fluctuates. Notional amounts do not represent amounts exchanged by the parties and, thus, are not a measure of the Company’s interest rate exposure.

Neither the Company nor the counterparty is required to collateralize its obligations under the swap agreements. The Company is exposed to loss if the counterparty defaults. Management does not anticipate any non-performance by counter-parties to the Company’s swap agreements as all counterparties have investment grade credit ratings. Risk management strategies, such as interest rate swaps, are reviewed and approved by the Company’s Board of Directors. The Company’s policy is to limit the maximum amount of positions that can be taken in any given instruments.

As of March 31, 2005, the swap agreements represented an asset with a fair value of $0.6 million. As of December 31, 2004, the swap agreements represented an asset with a fair value of $0.3 million. Accumulated other comprehensive income (loss) and other assets or liabilities have been adjusted based on the fair value. The Company concluded that the swap agreements do not qualify as a 100% effective hedge, and the ineffective

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

portion of the hedge has been recorded in the statements of operations. The amount recorded in the statements of operations is not material to the consolidated financial statements, and the Company does not believe that the amount that it expects to record in the statement of operations for the year ended December 31, 2005 will be material.

6. INCOME TAXES

Income Taxes

The (benefit) provision for income taxes for the years ended December 31, 2004, 2003 and 2002 consisted of the following:

	2004	2003	2002
Current income tax expense:
U.S. Federal	$450	$188	$—
U.S. State	627	685	—

Total	$1,077	$873	$—

	2004	2003	2002
Deferred income tax (benefit) expense:
U.S. Federal	$(38,360)	$(188)	$—
U.S. State	125	—	—

Total	$(38,235)	$(188)	$—

Total income tax (benefit) expense	$(37,158)	$685	$—

Income tax expense for each of the years ended December 31, 2004, 2003 and 2002 differs from the expected income tax expense calculated using the statutory U.S. Federal income tax rate as follows:

	2004		2003		2002
Federal provision (benefit) at statutory rate	$14,167	35%	$12,306	35%	$(7,629)	(34)%
State taxes, net of Federal provision (benefit)	1,195	3%	685	2%	(444)	(2)%
Goodwill impairment	—	—	—	—	4,417	20%
Acquired net operating loss carryforwards	7,419	18%	—	—	—	—
Other	(395)	(1)%	(657)	(2)%	(711)	(3)%
Change in valuation allowance	(59,544)	(147)%	(11,649)	(33)%	4,367	19%

Income tax expense	$(37,158)	(92)%	$685	2%	$—	0%

Deferred Income Taxes—Deferred income tax assets or liabilities reflect temporary differences between amounts of assets and liabilities, including net operating loss carryforwards, for financial and tax reporting. Such amounts are adjusted as appropriate to reflect changes in the tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is established for any deferred income tax asset for which realization is not more likely than not.

The Company considers all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a net deferred income tax

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

asset. Judgment is used in considering the relative impact of negative and positive evidence. In arriving at these judgments, the weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified.

In the third quarter of 2004, the Company performed its regular assessment of its deferred income tax asset valuation allowance and determined that portions of the allowance should be reversed. The evaluation considered profitability of the business, the ability to use these deferred income tax assets against future profitable amounts, and possible restrictions on use due to limits as to the number of years over which the deferred income tax assets can be carried forward and to annual use limits associated with Section 382 of the Internal Revenue Code. Based on the information available, the Company determined that it is more likely than not that it will be able to make use of approximately $48.8 million of the remaining net deferred income tax assets. As of December 31, 2004, the Company maintained a valuation allowance of approximately $3.5 million, which primarily relates to state net operating loss carryforwards that the Company does not believe it is more likely than not to realize. The reversal of substantially all of the valuation allowance resulted in a non-cash net deferred income tax benefit for the twelve months ended December 31, 2004 of approximately $38.2 million and a reduction of goodwill by $7.4 million in connection with acquired net operating losses.

The Company’s deferred income tax assets (liabilities) as of December 31, 2004 and 2003 consisted of the following:

	December 31,
	2004	2003
Current:
Net operating loss (NOL) carryforwards	$15,929	$9,341
Acquired NOL carryforwards	598	583
Allowance for doubtful accounts	2,851	2,409
Other accruals and deferrals	2,791	2,372
Deferred revenue	687	495

Valuation allowance	(981)	(15,200)

Net current deferred income tax asset	$21,875	$—

Noncurrent:
NOL carryforwards	$53,611	$61,958
Acquired NOL carryforwards	3,709	7,530
Federal AMT credit carryforward	593	188
Basis difference in property and equipment and intangible assets	(32,218)	(22,104)

Other	794	463

Valuation allowance	(2,522)	(47,847)

Net noncurrent deferred income tax asset	$23,967	$188

Through December 31, 2003, the Company had accumulated a total of $214.0 million in net operating loss carryforwards. The Company used $21.4 million of net operating loss carryforwards to offset taxable income during the year ended December 31, 2004. As a result, on December 31, 2004, the Company has approximately $192.6 million in net operating loss carryforwards remaining. Of these remaining net operating loss

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

carryforwards, approximately $22.6 million are subject to annual use limitations under Section 382 of the Internal Revenue Code. The Company’s net operating loss carryforwards will expire in varying amounts in 2022, 2021, 2020, 2019 and 2018, if not utilized.

The Company recorded tax provisions of $4.1 million for the three months ended March 31, 2005, which represented an effective tax rate of 38%. The Company expects that this rate will increase in future periods if we are successful in expanding our business through acquisitions and because we expect to experience proportionately more significant increases in profitable operations in states that have higher tax rates. As of March 31, 2005, the Company has approximately $181.1 million in net operating loss carryforwards. As a result, the Company currently only pays alternative minimum taxes and state income taxes. The Company expects its net operating losses that are not subject to the limitation of Internal Revenue Code section 382 will be fully utilized by approximately 2009.

In addition, as a result of the offering and potential sales of our common stock by significant stockholders following the offering, our ability to use these net operating loss carryforwards to offset income tax liabilities may be limited by Section 382 of the Internal Revenue Code. Although we cannot estimate at this time the nature or amount of any such limitation, any such limitation would increase the future amount of cash we must pay for federal income taxes.

7. CONVERTIBLE REDEEMABLE PREFERRED STOCK

On February 4, 2000, the Company completed a private equity transaction that resulted in proceeds of $134.0 million before issuance costs of approximately $6.0 million. The private equity transaction consisted of the sale of 134,000 shares of the Series A convertible redeemable preferred stock. The shares of Series A convertible redeemable preferred stock are convertible at any time at the holder’s option into shares of the Class A common stock at a price equal to $7.50 per share of Class A common stock. This $7.50 conversion price may be reduced because of antidilution adjustments and other specified events. The Company has the right to require all holders of the Series A convertible redeemable preferred stock to convert their shares into Class A common stock upon the completion of a qualified initial public offering, as defined in the terms of the Series A convertible redeemable preferred stock. At any time after February 4, 2007, but not after the consummation of a qualified public offering or a specified sale of the Company, any holder of the Series A convertible redeemable preferred stock has the right to require the Company to repurchase for cash any or all of the outstanding shares of the Series A convertible redeemable preferred stock at fair market value, as defined in the agreement pursuant to which the Series A convertible redeemable preferred stock was issued. The Company determined that the conversion right combined with the cash repurchase right of the Series A convertible redeemable preferred stockholders represented an embedded derivative. The Company concluded that the fair market value of the embedded derivative was not material as of December 31, 2004 and 2003. The holders of the Series A convertible redeemable preferred stock have a mandatory right to redeem the Series A convertible redeemable preferred stock on the tenth anniversary of the issue date for a redemption price equal to $1,000 per share plus accrued and unpaid dividends. Dividends, at an annual rate of 8%, are cumulative, accrue on a daily basis, and are charged against additional paid-in capital. These dividends began to accrue on February 4, 2001.

Series A convertible redeemable preferred stock amounts on the accompanying accumulated consolidated balance sheets as of March 31, 2005 and December 31, 2004 and 2003 have been reduced by direct costs associated with this transaction totaling approximately $6.0 million. The Company accretes these costs to the mandatory redemption date of the Series A convertible redeemable preferred stock. In addition, the Company

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

records accumulated dividends on the Series A convertible redeemable preferred stock amount on the balance sheets each year so that the carrying amount of the Series A convertible redeemable preferred stock will equal the mandatory redemption amount at the mandatory redemption date. Accordingly, the Company has recorded $50.7 million, $47.2 million and $33.8 million of accumulated preferred stock dividends and $3.1 million, $2.9 million and $2.3 million of accumulated accretion of direct costs in the preferred stock balance as of March 31, 2005, December 31, 2004 and 2003, respectively. Including accumulated dividends and unaccreted direct costs, the total liquidation value of the Series A convertible redeemable preferred stock was $184.7 million, $181.2 million and $167.8 million as of March 31, 2005, December 31, 2004 and 2003, respectively.

In April 2005, the Company entered into a Series A stockholder agreement with the holders of the Series A convertible redeemable preferred stock pursuant to which, among other matters, the Series A convertible redeemable preferred stockholders approved an amendment to the definition of “qualified public offering” in, and other provisions of, the terms of the Series A convertible redeemable preferred stock. The amended provisions, upon effectiveness, will replace an optional conversion right with mandatory automatic conversion upon completion of a qualified public offering, as defined, and replace the minimum public offering price requirement with a formula that would permit any initial public offering price to qualify as a qualified public offering, as long as the existing requirement for a minimum of $50.0 million in gross proceeds is satisfied. See Note 14, Subsequent Events—Recapitalization Transactions, for more information.

8. STOCKHOLDERS’ EQUITY

Common Stock—The authorized capital stock of the Company consists of two classes of common stock designated as Class A common stock and Class B common stock. The shares of Class A common stock and Class B common stock are identical in all respects, except for voting rights and certain conversion rights and obligations with respect to the shares of Class B common stock. Shares of Class B common stock may be owned only by the current holders of Class B common stock and their permitted transferees, as defined in the Company’s Certificate of Incorporation. Any share of Class B common stock transferred to any other person will automatically convert into one share of Class A common stock on a one-for-one basis. In addition, any holder of Class B common stock may elect at any time to convert the holder’s shares into Class A common stock on a one-for-one basis. The Class A common stock has no conversion rights. The Class A common stock and the Class B common stock are entitled to vote, together with the Series A convertible redeemable preferred stock voting on an as-converted basis, on substantially all matters which come before the stockholders and as otherwise required by law. Each share of Class A common stock has one vote and each share of Class B common stock has 20 votes on all matters on which holders of common stock are entitled to vote. Holders of Class B common stock are entitled to elect three members of the Board of Directors and to vote with the holders of Class A common stock to elect any additional directors.

Holders of common stock are entitled to share ratably in dividends when and as declared by the Company’s Board of Directors out of funds legally available. On liquidation and dissolution of the Company, each holder of common stock is entitled to share ratably in all assets remaining after payment of all liabilities and all obligations with respect to the Series A convertible redeemable preferred stock.

As a condition to approving the amendments to the terms of the Series A convertible redeemable preferred stock as described above in Note 7, Redeemable Preferred Stock, certain of the Class A common stockholders who have contractual rights over such matters required the Company to enter into stock purchase agreements at the time it entered into the Series A stockholder agreement. The stock purchase agreements obligate the Company to

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

sell, and these stockholders to purchase, additional shares of common stock for a purchase price of $0.01 per share in the event that there is a reduction to the conversion price of the Series A convertible redeemable preferred stock as a result of the amendment to the definition of “qualified public offering” and related amendments to the Series A convertible redeemable preferred stock. See Note 14, Subsequent Events—Recapitalization Transactions, for more information.

The Company’s Stock Option Plans—The 1998 Option Plan provides for the issuance of up to an aggregate of 5,300,000 shares of Class A common stock. The 1998 Option Plan is designed to create an incentive for the Company’s employees and is administered by a committee of the Company’s Board of Directors.

In March 2001, the Company adopted the 2001 Option Plan in order to enhance the Company’s ability to attract and retain the Company’s employees. The 2001 Option Plan is administered by a committee of the Company’s Board of Directors and provides for the issuance, as of December 31, 2004, of up to an aggregate of 8,700,000 shares of Class A common stock, plus (1) the number of shares of Class A common stock that were available for future awards under the 1998 Option Plan on the date immediately preceding the date the Company first made awards under the 2001 Option Plan and (2) any shares of Class A common stock that are represented by awards granted under the 1998 Option Plan or which have been assumed by the Company, which are forfeited, expire or are canceled without the delivery of shares of Class A common stock or which result in the forfeiture of shares of Class A common stock.

Under both Option Plans, options are granted primarily at fair market value upon hire, and vest over a four-year term from the date of grant. Options granted are not exercisable after the expiration of ten years from the date of grant of those options.

During 2000, the Company granted certain options below fair market value, and recorded the intrinsic value as deferred stock compensation. The balance of deferred stock compensation is amortized to expense in the statement of operations over the vesting period.

During 2002, the Company’s Board of Directors approved an exchange program to give the Company’s employees a choice to cancel stock options granted to them in 2000 in exchange for an equal number of new options in the future. The new options were granted on November 4, 2002 at an exercise price of $3.00 per share, the fair value of the Class A common stock on that date. No members of the Company’s Board of Directors were eligible for the exchange program. Pursuant to the exchange program, options to purchase a total of 358,732 shares of Class A common stock were cancelled on April 30, 2002 and options to purchase a total of 347,832 shares of shares of Class A common stock were issued in exchange for such cancelled options on November 4, 2002. The Company accounted for the options to purchase 347,832 shares of Class A common stock issued on November 4, 2002 as fixed plan stock option grants to employees under APB No. 25, in which no compensation was recorded because the exercise price of those options was equal to the fair market value of the Class A common stock as of the date of grant and those options were granted six months and one day following the cancellation of the options tendered for exchange.

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

A summary of activity under the Option Plans for 2004, 2003 and 2002 follows:

	Shares of Class A Common Stock Underlying Options	Weighted-Average Exercise Price
Shares under outstanding options, January 1, 2002	6,101,615	$5.67
Shares under options granted during 2002	3,433,932	$3.43
Shares issued upon exercise of options during 2002	(142,625)	$0.43
Shares under options exchanged during 2002	(358,732)	$10.91
Shares under options forfeited during 2002	(467,248)	$6.39

Shares under outstanding options, December 31, 2002	8,566,942	$4.61

Shares under options granted during 2003	2,716,104	$3.16
Shares issued upon exercise of options during 2003	(234,943)	$0.45
Shares under options forfeited during 2003	(372,748)	$4.23

Shares under outstanding options, December 31, 2003	10,675,355	$4.34

Shares under options granted during 2004	1,515,616	$5.62
Shares issued upon exercise of options during 2004	(113,109)	$0.43
Shares under options cancelled during 2004	(300)	$5.50
Shares under options forfeited during 2004	(190,726)	$4.69

Shares under outstanding options, December 31, 2004	11,886,836	$4.54

The following table summarizes information concerning outstanding and exercisable options as of December 31, 2004:

Range of Exercise Price	Number Outstanding	Weighted- Average Remaining Contractual Life-Years	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$0.00 - $4.99	6,662,945	7.2	$3.01	3,720,957	$2.88
$5.00 - $9.99	5,150,942	6.7	$6.42	3,203,898	$6.70
$10.00 - $12.00	72,949	5.6	$11.51	49,120	$11.50

	11,886,836			6,973,975	$4.70

The weighted average fair value of options granted in 2004, 2003 and 2002 amounted to $4.06, $2.36 and $2.76, respectively. As of December 31, 2003 and 2002, the Company had outstanding exercisable options to purchase 5,941,942 shares of Class A common stock and 3,939,794 shares of Class A common Stock, respectively, with a weighted-average exercise price per share of $4.44 and $4.29, respectively.

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

The following table summarizes options to purchase Class A common stock awarded during each fiscal quarter during the 12 months ended March 31, 2005:

Options Awarded During The Three Months Ended	Shares of Class A Common Stock Underlying Options	Fair Value of Common Stock	Exercise Price
June 30, 2004	84,950	$6.25	$6.25
September 30, 2004	81,150	$6.25	$6.25
December 31, 2004	66,216	$6.25	$6.25
March 31, 2005 (unaudited)	288,639	$6.25	$6.25

On the date of grant for each of these options, the exercise price equaled the fair market value of the Class A common stock. As a result, the options granted during this period had no intrinsic value.

Determining the fair value of common stock for a private company, such as the Company, requires making complex and subjective judgments. During the twelve months ended March 31, 2005, the Company used a concurrent internal valuation analysis to determine the fair value of the Class A common stock. This analysis used the Company’s projected future cash flows, discounted at a rate that reflects both the Company’s weighted average cost of capital and the lack of liquidity of the Company’s stock, and an implied market value analysis based on the stock price performance of the Company’s most comparable public peers within the competitive local exchange carrier industry to develop the Company’s estimate of the fair value of the Class A common stock. The Company’s internal process assumes that the outstanding shares of Series A convertible redeemable preferred stock were converted into Class A common stock upon the original terms of the Series A convertible redeemable preferred stock. Based on these analyses, at each balance sheet date within this twelve month period, the Company’s Board of Directors determined that the fair market value of the Class A common stock was equal to $6.25 per share.

Rescission—Following an initial public offering of common stock, the Company plans to make a rescission offer to certain employees pursuant to the securities laws of the State of California that may result in the Company repurchasing stock options previously granted to affected employees. The maximum amount of payments that the Company could make is approximately $1.7 million, which has not been recorded because the liability is not probable or estimable as of March 31, 2005 and December 31, 2004 and 2003.

The Warrant Plan—The Warrant Plan provides for the issuance of up to 500,000 shares of Class A common stock based upon the achievement and maintenance of certain revenue goals by the Company’s independent sales agents. The Warrant Plan is designed to create an incentive for the sales agents and is administered by the Company’s senior management.

Warrants issuable under the Warrant Plan vest with respect to 20% of the shares of Class A common stock subject to such warrant in the first year. Vesting with respect to the remaining 80% of the shares subject to such option is dependent upon the generation and maintenance of certain revenue levels by the warrant holder. Warrants are not exercisable until after the Company completes an initial public offering of the Class A common stock.

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

The following table summarizes information concerning outstanding and exercisable warrants as of December 31, 2004:

	Shares of Class A Common Stock Underlying Warrants	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
Shares under outstanding warrants, December 31, 2002	253,166	$5.73	157,958	$5.89

Shares under outstanding warrants, December 31, 2003	300,666	$5.40	207,208	$5.72

Shares under outstanding warrants, December 31, 2004	383,166	$5.42	234,666	$5.65

The weighted average fair value of warrants granted in 2004 and 2003 amounted to $4.50 and $3.86. The Company did not award any warrants in 2002.

For each of the years ended December 31, 2004 and 2003, the Company recorded $0.2 million in compensation expense related to the issuances of warrants within the Warrant Plan. The Company did not record any compensation expense related to the Warrant Plan in 2002.

The following table summarized warrants to purchase Class A common stock awarded during each fiscal quarter during the 12 months ended March 31, 2005 (unaudited):

Warrants Awarded During The Three Months Ended	Shares of Class A Common Stock Underlying Warrants	Fair Value of Common Stock	Exercise Price
June 30, 2004	—	$—	$—
September 30, 2004	—	$—	$—
December 31, 2004	—	$—	$—
March 31, 2005	10,000	$6.25	$6.25

On the date of grant for each of these warrants, the exercise price equaled the fair market value of the Class A common stock. As a result, the warrants granted during this period had no intrinsic value.

Determining the fair value of common stock for a private company, such as the Company, requires making complex and subjective judgments. During the twelve months ended March 31, 2005, the Company used a concurrent internal valuation analysis to determine the fair value of the Class A common stock. This analysis used the Company’s projected future cash flows, discounted at a rate that reflects both the Company’s weighted average cost of capital and the lack of liquidity of the Company’s stock, and an implied market value analysis based on the stock price performance of the Company’s most comparable public peers within the competitive local exchange carrier industry to develop the Company’s estimate of the fair value of the Class A common stock. The Company’s internal process assumes that the outstanding shares of Series A convertible redeemable preferred stock were converted into Class A common stock upon the original terms of the Series A convertible redeemable preferred stock. Based on these analyses, at each balance sheet date within this twelve month period the Company’s Board of Directors determined that the fair market value of the Class A common stock was equal to $6.25 per share at all times during the three-month period then ended.

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

9. INCOME (LOSS) PER COMMON SHARE

The Series A convertible redeemable preferred stock is deemed to be a participating security that is entitled to participate in any dividend that is declared or paid on the common stock, as if the Series A convertible redeemable preferred stock had been converted into common stock immediately prior to the record date for such dividend. Basic income per share for common stock is calculated using the “two-class” method by dividing income allocated to common stockholders by the weighted average number of common shares outstanding during the period.

Based on the contractual terms of the participating security, the security does not participate in net losses. In 2002, the Company incurred a net loss and, therefore, the Company did not use the “two-class” method to calculate basic loss per common share in 2002.

Diluted income per share is calculated by dividing income allocated to common stockholders by the sum of the weighted average number of common shares outstanding plus the dilutive effect of outstanding stock options and warrant using the “treasury stock” method and convertible preferred stock using the “if-converted” method, which treats contingently-issuable shares of Series A convertible redeemable preferred stock as common stock (See Note 7).

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

The computation of basic and diluted income per common share for the three months ended March 31, 2005 and 2004 and the years ended December 31, 2004, 2003 and 2002 is as follows:

	Three Months Ended March 31,		Years Ended December 31,
	2005	2004	2004	2003	2002
	(unaudited)
Basic income (loss) per common share
Net income (loss)	$6,658	$11,686	$77,635	$34,475	$(22,438)
Less: accretion on preferred stock for the year	151	151	603	603	603
Less: cumulative preferred stock dividends	3,556	3,293	13,421	12,423	11,506

Undistributed income (loss)	2,951	8,242	63,611	21,449	(34,547)
Income allocated to participating preferred stockholders	1,121	3,129	24,116	8,151	—

Income (loss) allocated to common stockholders	$1,830	$5,113	$39,495	$13,298	$(34,547)

Weighted average common shares outstanding	29,309,724	29,198,282	29,259,615	29,107,330	28,819,093
Income (loss) per common share before cumulative effect of a change in accounting principle—basic	$0.06	$0.18	$1.35	$0.46	$(0.75)
Cumulative effect of a change in accounting principle per common share—basic	—	—	—	—	(0.45)

Income (loss) per common share – basic	$0.06	$0.18	$1.35	$0.46	$(1.20)

Diluted income (loss) per common share
Income (loss) allocated to common stockholders	$1,830	$5,113	$39,495	$13,298	$(34,547)

Weighted average common shares outstanding—basic	29,309,724	29,198,282	29,259,615	29,107,330	28,819,093
Dilutive effect of warrants—treasury stock method	85,700	49,545	69,161	14,912	—
Dilutive effect of stock options—treasury stock method	2,399,036	2,041,578	2,328,984	1,041,122	—

Weighted average common shares outstanding—diluted	31,794,460	31,289,405	31,657,760	30,163,364	28,819,093

Income (loss) per common share before cumulative effect of a change in accounting principle per share—diluted	$0.06	$0.16	$1.25	$0.44	$(0.75)
Cumulative effect of a change in accounting principle per common share—diluted	—	—	—	—	(0.45)

Income (loss) per common share—diluted	$0.06	$0.16	$1.25	$0.44	$(1.20)

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

For the three month period ended March 31, 2005, a total of 25,415,495 shares of Class A common stock, which were issuable as of March 31, 2005 upon conversion of the Series A convertible redeemable preferred stock, including dividends accumulated on the Series A convertible redeemable preferred stock through December 31, 2004, were not included in the as reported calculation of diluted income per common share. Such shares were not included in the calculation of pro forma income per common share as the effect of including these shares would have been anti-dilutive.

For the three month period ended March 31, 2004, a total of 24,004,743 shares of Class A common stock, which were issuable as of March 31, 2004 upon conversion of the Series A convertible redeemable preferred stock, including dividends accumulated on the Series A convertible redeemable preferred stock through December 31, 2003, were not included in the as reported calculation of diluted income per common share. Such shares were not included in the calculation of pro forma income per common share as the effect of including these shares would have been anti-dilutive.

For the year ended December 31, 2004 and 2003, 23,268,174 and 22,357,782 shares of Class A common stock, respectively, that were issuable upon conversion of the Series A convertible redeemable preferred stock, including dividends accumulated on the Series A convertible redeemable preferred stock, were not included in the calculation of diluted income per common share, as the effect of including these items would have been anti-dilutive. For the year ended December 31, 2002, a total of 21,142,221 shares of Class A common stock that were issuable upon conversion of the Series A convertible redeemable preferred stock, including dividends accumulated through December 31, 2002, and a total of 2,432,575 shares of common stock issuable under the assumed exercise of stock options and warrants computed based on the treasury stock method, were not included in the calculation of diluted income per common share as the effect of including those items would have been anti-dilutive.

In connection with any conversion of shares of Series A convertible redeemable preferred stock, the Company has the right to issue additional shares of Class A common stock, valued at the then-current market value of the Class A common stock (as determined in accordance with the terms of the Series A convertible redeemable preferred stock), as payment of accumulated dividends on the shares of Series A convertible redeemable preferred stock being converted. Because the senior credit agreement restricts the payment of cash dividends by the Company, in cases where such share amounts are not anti-dilutive, the foregoing share amounts include the additional shares of Class A common stock that the Company would issue in payment of accumulated dividends in connection with the conversion of the Series A convertible redeemable preferred stock.

10. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) retirement savings plan, pursuant to section 401(k) of the Internal Revenue Code, under which employees can contribute up to 25% of their annual salary. Employees are eligible for participation upon employment. The Company’s discretionary matching contributions for the three months ended March 31, 2005 and 2004 and the twelve months ended December 31, 2004, 2003 and 2002 totaled $0.3 million, $0.3 million, $1.5 million, $0.9 million and $0.6 million, respectively.

11. COMMITMENTS & CONTINGENCIES

Capital Leases—As of December 31, 2004, we had capital lease obligations of $9.7 million. In March 2004, we acquired a new switch in Anaheim, California, under a five-year capital lease agreement that provides for

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

monthly payments of $0.1 million, including interest at an annual rate of 5.8%, over the term of the lease. During 2004, we entered into 48 additional capital lease agreements for equipment and automobiles with a variety of rates and terms.

Scheduled lease payments under capital lease obligations as of December 31, 2004 are as follows:

Year Ending December 31,
2005	$4,296
2006	3,115
2007	1,850
2008	1,223
2009	248
Thereafter	—

10,732
Less amount representing interest	1,055

Present value of net scheduled lease payments	9,677
Less amounts due in one year	3,749

$5,928

During the three months ended March 31, 2005, the Company acquired a new switch in Newark, New Jersey, under a five-year capital lease agreement that provides for monthly payments of $0.1 million, including interest at an annual rate of 7.3%, over the term of the lease. During the three months ended March 31, 2005, the Company also entered into 17 additional capital lease agreements for equipment and automobiles with a variety of rates and terms.

Operating Leases—The Company has entered into various operating lease agreements, with expiration dates through 2021, for office space and equipment. Total rent expense for 2004, 2003 and 2002 was $9.9 million, $6.9 million and $6.5 million, respectively. Future minimum lease obligations related to the Company’s operating leases as of December 31, 2004 are as follows:

Year Ending December 31,
2005	$9,710
2006	8,505
2007	6,831
2008	5,652
2009	3,530
Thereafter through 2021	24,790

$59,018

Purchase Commitments—As of December 31, 2004, the Company had entered into agreements with vendors to purchase approximately $5.1 million of equipment and services, all of which is expected to be delivered and payable in 2005.

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

Regulation—The Company’s services are subject to varying degrees of federal, state and local regulation. These regulations are currently subject to changes by federal and state administrative agencies, judicial proceedings and proposals that could change, in varying degrees, the manner in which the Company operates. The Company cannot predict the outcome of these proceedings or their effect on the Company’s industry generally or upon the Company specifically.

Interconnection Agreements—The Company is dependent on the cooperation of the incumbent local exchange carriers in its service area to provide service for the origination and termination of its local and long distance traffic. Historically, charges for these services have made up a significant percentage of the overall cost of providing these services. The Company incurs costs through the use of services agreed to in its contracts with these incumbent local exchange carriers. These costs are recognized in the period in which the service is delivered and are included as a component of the Company’s cost of sales.

Litigation—The Company is party to various legal proceedings, most of which relate to routine matters incidental to the Company’s business.

Both the Department of Justice and the FCC are conducting investigations understood to involve billing practices by MCI (formerly WorldCom) and related issues involving companies that terminated or otherwise may have handled traffic on behalf of MCI. In late 2003, the Company received a document subpoena in connection with a federal grand jury investigation convened by the Department of Justice and a letter of inquiry from the FCC seeking information concerning agreements between the Company and MCI. The letter of inquiry indicated that the FCC was investigating allegations that the Company may have violated the Communications Act of 1934 and related rules by the direct or indirect withholding, substituting or modifying of information associated with interstate interexchange traffic. The Company has denied having engaged in any such conduct and has produced responsive information to the Department of Justice and the FCC, including the Company’s agreement to provide certain carrier services to MCI under which MCI, for a period of approximately three years ending in February 2003, routed traffic directly to the network of an interexchange carrier with which the Company had negotiated carrier rate agreements. The Company has and intends to continue to cooperate fully with these investigations. Although the FCC informed the Company in May 2005 that it does not anticipate taking action against the Company at this time with respect to these matters and the Department of Justice has not indicated that it intends to proceed with these matters, the Company cannot predict the outcome of these investigations. In addition to the increased expenses the Company may incur to cooperate in these matters and any subsequent proceedings that may arise from these investigations, any judgment or ruling that concludes that the Company violated applicable laws or regulations with respect to its carrier services arrangements with MCI could involve penalties against the Company and have an effect on its business and financial condition.

MCI-WorldCom Network Services, Inc. sued the Company in an attempt to recover approximately $5.6 million in access charges which the carrier paid to the Company between October 2003 and June 2004. The challenged charges were imposed by the Company for the use of its network to route calls from end user customers of various wireless companies to the interexchange carrier for completion to its subscribers’ toll-free numbers. The carrier claims that the access service performed by the Company in connection with these calls was unnecessary, unwanted and without justification in the Company’s applicable access tariffs. The Company has denied these claims, and contends that the services it performed were legitimate, beneficial and appropriate under the Company’s tariffs, FCC rulings and other applicable authority, and that the access charges assessed were therefore properly collected and retained. The Company has counterclaimed to recover approximately $2.0 million in other access charges that the interexchange carrier has withheld in connection with its dispute. The outcome of this litigation is uncertain at present.

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

The Company initiated suit against the Southern New England Telephone Company in which the Company sought to collect over $2.0 million in unpaid bills for compensation for calls originated by the incumbent carrier’s subscribers and terminated by the Company to various Internet service providers. Southern New England Telephone Company had counterclaimed to collect between $2.0 million and $3.0 million in switched access charges it claimed the Company owed for the same calls, on the grounds that the Internet service providers were outside the local calling area of the subscribers placing the calls.

In accordance with its policy related to recognizing reciprocal compensation and access revenue, the Company has delayed recognition of a portion of these disputed revenues until it is concluded that realization of that revenue is reasonably assured.

12. RELATED PARTIES

During 2004, 2003 and 2002, in connection with the Company’s senior secured credit facility, the Company made interest payments of $1.4 million, $1.0 million and $1.3 million, respectively, to an affiliate of an investor of the Company.

The Company employs two immediate family members of its Chairman, President and Chief Executive Officer. The Company made total salary and bonus payments to them of $277,668 for 2004, $242,392 for 2003 and $238,738 for 2002. The Company also issued these individuals options to purchase a total of 110,577 shares of Class A common stock at exercise prices ranging from $2.50 to $8.00 per share. In addition, from time to time, another immediate family member of the Chairman, President and Chief Executive Officer performs consulting services for the Company. For these services, the Company has paid this individual $14,020 for 2004, $21,932 for 2003 and $17,405 for 2002.

13. ACQUISITIONS

On May 27, 2004, the Company announced that it had agreed with Covista Communications, Inc. (“Covista”), a facilities-based provider of telecommunications services, to purchase a base of commercial customers, switches and related facilities of Covista. Subject to final adjustment, the Company is obligated to pay a cash amount of approximately $17.5 million, inclusive of transaction costs, which is based on a multiple of monthly operating revenue of approximately $2.7 million associated with the acquired Covista customers, assets and facilities. Due to the nature of this acquisition, the primary component of which was a group of Covista customers that met certain criteria at a specific moment in time, the Company concluded that it was not practicable to provide historical pro forma financial statements with respect to the acquisition. Payment of the purchase price is due in three installments within 270 days after closing, with the majority payable upon closing. As part of the acquisition, the Company will assume operating leases for existing Covista switch facilities in New York and Philadelphia, as well as office locations in Bensalem, PA and Paramus, NJ. Covista will also execute a wholesale service agreement to purchase $12.0 million of services from the Company over 24 months. The rates and terms of this wholesale agreement are consistent with the Company’s pricing and terms for providing such services on a wholesale basis.

The transaction closed on August 18, 2004, and the results of operations of the Covista business are included in the Company’s consolidated income statement from August 18, 2004 through December 31, 2004. The fair values of the assets acquired, including intangible assets, were determined by management with assistance from an advisor. Of the $17.5 million in purchase price, approximately $4.3 million represented goodwill, which is expected to be

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

deductible for tax purposes, approximately $10.4 million was allocated to customer-related intangible assets, which have useful lives ranging from three to five years, approximately $2.4 million represented accounts receivable, and approximately $0.4 million was allocated to tangible assets. The final payment to Covista is contingent upon the average monthly revenue run rate of the customers during the seventh, eighth and ninth months following the closing and the amount of cash collected from the accounts receivable acquired from Covista. Therefore, the purchase price and purchase price allocation will not be final until the second quarter of 2005.

As of March 31, 2005, the Company has paid a total of approximately $15.0 million in cash for the purchase of assets from Covista. The purchase price was reduced by approximately $2.3 million during the three months ended March 31, 2005 primarily as a result of a reduction in the customer revenue run rates that will determine the final purchase price and a reduction in the cash collected from the accounts receivable. The reduction in purchase price, as well as the other adjustments to the purchase price allocation, resulted in the following allocation of purchase price, which remains subject to change based on the final determination of purchase price: approximately $1.5 million to goodwill, approximately $11.2 million to customer-related intangible assets, approximately $2.1 million to accounts receivable and approximately $0.4 million to tangible assets.

American Long Lines—On February 28, 2005, the Company announced that it had purchased American Long Lines, Inc., a privately owned telecommunications company serving primarily small and medium-sized business customers in the mid-Atlantic region for approximately $4.3 million in cash of which approximately $2.0 million was paid at closing and approximately $2.3 million is expected to be paid over the next two years. Of the $2.3 million of purchase price that is expected to be paid over the next two years, approximately $1.0 million is contingent upon EBITDA of the acquired company over the next two years. This acquisition will further increase the Company’s penetration in existing Metro New York, New Jersey and Philadelphia markets.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The allocation of the purchase price presented below is subject to refinement as the Company finalizes certain aspects of the acquisition valuation.

At February 28, 2005
Cash and cash equivalents	$220
Accounts receivable	2,905
Prepaid expenses and other current assets	97
Property and equipment	121
Goodwill	1,559
Other intangible asset (customer list)	2,603
Other assets	29

Total assets acquired	$7,534

Accounts payable	$1,616
Accrued expenses	412
Accrued usage taxes	420
Accrued commissions	341
Deferred revenue	461

Total liabilities acquired	$3,250

Total purchase price	$4,284

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

Goodwill includes but is not limited to the synergistic value and potential competitive benefits that could be realized by the Company from the acquisition as well as American Long Line’s workforce. The goodwill amount is expected to be deductible for tax purposes.

Other intangible asset consists of a customer-related intangible asset with a useful life of five years.

Commencing on February 28, 2005, the results of operations for the American Long Lines business have been included as part of the accompanying consolidated statements of the Company for the three months ended March 31, 2005. The following unaudited pro forma financial information represents the combined results of operations for the Company and American Long Lines for the three months ended March 31, 2005 and 2004 and for the years ended December 31, 2004 and 2003, as if American Long Lines had been acquired at the beginning of the respective period:

	For the three months ended March 31,		For the year ended December 31, 2004
	2005	2004
Total revenue	$121,890	$106,593	$437,931
Net income	$6,428	$11,784	$77,877

Income per common share:
Basic	$0.06	$0.18	$1.35
Diluted	$0.05	$0.17	$1.25

The pro forma results include the amortization of the intangible assets presented above. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each fiscal period presented, nor are they necessarily indicative of future consolidated results.

14. SUBSEQUENT EVENTS

Recapitalization Transactions—In connection with a proposed initial public offering of the common stock, the Company and its stockholders have approved certain amendments to the terms of the Series A convertible redeemable preferred stock and the Company entered into related transactions with its preferred stockholders, with certain stockholders with relevant contractual rights and with certain of its management stockholders. These Recapitalization Transactions will have significant effects, all of which are contingent on the Company completing an initial public offering on or before December 31, 2005. The Recapitalization Transactions would include the following:

•	The definition of “qualified public offering” and related provisions of the terms of the Series A convertible redeemable preferred stock will be amended immediately prior to the closing of an initial public offering to provide for automatic mandatory conversion of the Series A convertible redeemable preferred stock upon completion of an initial public offering that provides the Company with a minimum of $50.0 million in gross proceeds, and for a reduction in the conversion price of the Series A convertible redeemable preferred stock if the initial public offering price is less than 1.35 times the conversion price then in effect.

•

In exchange for their approval of this amendment, the Company has agreed to provide the Series A convertible redeemable preferred stockholders with a cash dividend that will range from a minimum of $40.0 million less specified expenses to a maximum of $134.0 million less specified expenses, depending on the

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

size of the initial public offering. The Company expects that it will borrow up to $40.0 million to pay a portion of this dividend.

•	The cash dividends will reduce the number of shares of common stock that the holders of the Series A convertible redeemable preferred stock ultimately will be entitled to receive upon conversion of the Series A convertible redeemable preferred stock and the related Recapitalization Transactions, substantially on a dollar-for-dollar basis.

•	In order to obtain required approvals of the foregoing transactions from certain Class A common stockholders who have relevant contractual rights, the Company entered into stock purchase agreements with those common stockholders. These stock purchase agreements obligate the Company to sell, and these stockholders to purchase, additional shares of common stock for a purchase price of $0.01 per share in the event that there is a reduction to the conversion price of the Series A convertible redeemable preferred stock as a result of the amendments described above.

•	In consideration for the termination of certain of their stock rights and to gain required approvals for the amendments described above, the Company entered into a stockholders’ agreement with the following executive officers: Joseph D. Ambersley, John P. Baron, Bradford M. Bono, Edward J. Butler, Jr., Arunas Chesonis, Richard J. Padulo, Daniel J. Venuti and Timothy J. Bancroft. This stockholders’ agreement entitles these management stockholders to a total of $5.0 million in cash consideration and a total of approximately 870,000 shares of restricted stock.

•	The reclassification of each outstanding share of our Class A common stock, including the shares of Class A common stock issued upon conversion of our Series A convertible redeemable preferred stock, and each outstanding share of our Class B common stock into a new single class of common stock immediately before the completion of the offering.

•	Within 90 days after completion of the offering, the Company will be required to prepay $20.0 million of the outstanding principal balance of the term loan and the reducing revolving credit facility on a pro rata basis. The principal the Company prepays on the reducing revolving credit facility will result in an equal reduction in the amounts the Company is permitted to borrow under that facility. See “New Senior Secured Credit Facility (unaudited)” for subsequent events.

In connection with the Recapitalization Transactions, the Company’s senior credit agreement was amended in April 2005 to permit the transactions contemplated in the offering. The principal provisions of this amendment permit the Company to incur up to $40.0 million in subordinated indebtedness solely to satisfy the Company’s obligation to pay dividends in connection with the offering to the holders of the Series A convertible preferred stock. The amendment also amended certain financial covenants, including increasing the minimum consolidated cash balance required at all times from $3.0 million to $20.0 million. See “New Senior Secured Credit Facility (unaudited)” for subsequent events.

Also in connection with the Recapitalization Transactions, the Company entered into a financial advisory services agreement with two affiliates of two of its stockholders. Under these agreements, the Company engaged these stockholders to assist the Company in connection with the planning, execution and closing of the Recapitalization Transactions and with the planning, execution and closing of the planned borrowings of up to $40.0 million described above. Total consideration for these services is approximately $4.0 million. The Company will pay all of the total consideration under these agreements. The Series A convertible redeemable preferred stockholders have agreed to bear $2.0 million of these expenses by agreeing to a reduction in the number of shares issuable upon conversion of the Series A convertible redeemable preferred stock having a value of $2.0 million.

PAETEC CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

INFORMATION AS OF MARCH 31, 2005 AND FOR THE THREE-MONTHS ENDED

MARCH 31, 2005 AND 2004 IS UNAUDITED

(AMOUNTS IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

Certain of these transactions will give rise to the recognition of material dividends and, in some cases, operating expenses. Other than the cash consideration payable upon completion of an initial public offering to the management stockholders listed above, which cash consideration will be treated as an operating expense when granted, the Company cannot currently estimate the impact of these expenses and dividends as they are contingent on an offering price in connection with an initial public offering, which has not yet been determined.

New Senior Credit Facility (unaudited)—In July 2005, the Company signed a Commitment Letter with a syndicate of financial institutions for a new $200.0 million credit facility. This facility will replace the Company’s existing facility and will eliminate the need for the $40.0 million subordinated debt instrument described under Recapitalization Transactions. In addition, as a result of this new senior credit facility, which will be used to repay the existing facility in full, the Company will no longer be required upon completion of the offering to make a $20.0 million prepayment of a portion of the term notes outstanding under the existing facility.

The new senior credit facility will be secured by a first priority lien on substantially all of the Company’s assets. The new senior secured credit facility will be composed of the following:

•	$160.0 million term loan; and
•	$40.0 million revolving credit facility.

The new facility is contingent on the successful completion of the offering and Recapitalization Transactions. The Company will borrow $115.8 million under the new term loan to pay the outstanding balance under its existing senior secured credit facility, which will terminate upon repayment, and will use up to $40.0 million of the remaining term loan proceeds to pay a cash dividend to the holders of the Series A convertible preferred stock as part of the Recapitalization Transactions. The term loan portion of this credit facility will mature in 2011 and the revolving credit facility commitment will expire in 2010. Borrowings under this facility will bear interest, at the Company’s option, at the LIBOR rate, which will be LIBOR plus an applicable margin of 3.50%, or at a specified base rate plus an applicable margin of 2.50%. As of May 31, 2005, the LIBOR rate was 3.52% and the base rate was 6.00%. In connection with this credit facility, the Company will be subject to certain financial covenants, as well as limitations on its ability to pay dividends and obtain additional debt financing.

Litigation Settlement (unaudited)—In June 2005, the Company signed a settlement agreement with Southern New England Telephone Company (“SNET”) under which SNET has agreed to pay the Company approximately $1.3 million and to release the Company from any and all claims that SNET had or could have asserted against the Company in this proceeding. The Company has agreed to a similar release of SNET. The Company expects to recognize an approximately $0.9 million reduction to cost of goods sold related to this settlement in the three and six month periods ending June 30, 2005, which will be reported in a clearly captioned separate income statement line item for the periods ended June 30, 2005.

Employee Stock Options (unaudited)—In July 2005, the Company’s board of directors increased the number of shares authorized for issuance pursuant to the PAETEC Corp. 2001 Stock Option and Incentive Plan by 10.0 million shares of Class A common stock, subject to stockholder approval.

11,538,462 Shares

PAETEC Corp.

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Morgan Stanley

CIBC World Markets

Deutsche Bank Securities

Goldman, Sachs & Co.

                                , 2005

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various fees and expenses, other than the underwriting discounts and commissions, payable by PAETEC Corp. (the “Registrant”) in connection with the sale of the common stock being registered hereby. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Amount
SEC registration fee	$20,598
NASD filing fee	18,000
Nasdaq National Market listing fee	125,000
Accounting fees and expenses	900,000
Legal fees and expenses	1,500,000
Printing and engraving expenses	275,000
Transfer agent and registrar fees	15,000
Miscellaneous expenses	46,402

Total	$2,900,000

Item 14. Indemnification of Directors and Officers

Delaware General Corporation Law. Section 145(a) of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the Delaware General Corporation Law provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145(d) of the Delaware General Corporation Law states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made with respect to a person who is a director or officer at the time of such determination (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145(f) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

Section 145(j) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Certificate of Incorporation. The Registrant’s restated certificate of incorporation filed as Exhibit 3.1 hereto provides that, to the fullest extent permitted by the Delaware General Corporation Law, the Registrant’s directors will not be personally liable to the Registrant or its stockholders for monetary damages resulting from a breach of their fiduciary duties as directors. However, nothing contained in such provision will eliminate or limit the liability of directors (1) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (3) under section 174 of the Delaware General Corporation Law or (4) for any transaction from which the director derived an improper personal benefit.

Bylaws. The Registrant’s amended and restated bylaws provide for the indemnification of the officers and directors of the Registrant to the fullest extent permitted by the Delaware General Corporation Law. The bylaws provide that each person who was or is made a party to, or is threatened to be made a party to, any civil or criminal action, suit or proceeding by reason of the fact that such person is or was a director or officer of the

Registrant shall be indemnified and held harmless by the Registrant to the fullest extent authorized by the Delaware General Corporation Law against all expense, liability and loss, including, without limitation, attorneys’ fees, incurred by such person in connection therewith, if such person acted in good faith and in a manner such person reasonably believed to be or not opposed to the best interests of the Registrant and had no reason to believe that such person’s conduct was illegal.

Insurance. The Registrant maintains directors and officers liability insurance, which covers directors and officers of the Registrant against certain claims or liabilities arising out of the performance of their duties.

Underwriting Agreement. The purchase agreement with the underwriters will provide for the indemnification of the directors and officers of the Registrant and certain controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

The information presented below regarding sales and issuances of securities by the Registrant since January 1, 2002 does not reflect the reclassification of each share of the Registrant’s Class A common stock and Class B common stock into 0.286 of one share of a single class of common stock immediately before the completion of the offering. Unless otherwise indicated below, the consideration for all such sales and issuances, other than issuances of stock options, was cash. The information presented below regarding the aggregate consideration received by the Registrant is provided before deduction of offering and other related expenses.

2002

In November 2002 and December 2002, the Registrant issued 142,625 shares of Class A common stock to its employees upon their exercise of options issued under the PAETEC Corp. 1998 Incentive Compensation Plan at exercise prices of $0.40, $0.69 or $2.50 per share. The Registrant received aggregate consideration of $62,506.

2003

From January 2003 through December 2003, the Registrant issued 234,943 shares of Class A common stock to its employees upon their exercise of options issued under the PAETEC Corp. 1998 Incentive Compensation Plan at exercise prices of $0.40, $0.69 or $2.50 per share. The Registrant received aggregate consideration of $105,566.

2004

From January 2004 through December 2004, the Registrant issued 113,109 shares of Class A common stock to its employees upon their exercise of options issued under the PAETEC Corp. 1998 Incentive Compensation Plan, except for 185 shares of Class A common stock which were issued under the PAETEC Corp. 2001 Stock Option and Incentive Plan, at exercise prices of $0.40, $0.69, $2.50, $3.00 or $3.50 per share. The Registrant received aggregate consideration of $48,287.

2005

From January 2005 through March 2005, the Registrant issued 13,500 shares of Class A common stock to its employees upon their exercise of options issued under the PAETEC Corp. 1998 Incentive Compensation Plan, at an exercise price of $0.40 per share. The Registrant received aggregate consideration of $5,400.

Option Issuances

Since January 1, 2002, the Registrant has issued to directors, officers, employees and consultants options to purchase 7,904,691 shares of Class A common stock under the PAETEC Corp. 2001 Stock Option and Incentive Plan.

In November 2002, the Registrant issued options to employees to purchase 347,832 shares of Class A common stock under the PAETEC Corp. 2001 Stock Option and Incentive Plan. Such options were issued pursuant to an option exchange program in exchange for the surrender for cancellation by such employees of options to purchase 358,732 shares of Class A common stock outstanding under the PAETEC Corp. 2001 Stock Option and Incentive Plan or the PAETEC Corp. 1998 Incentive Compensation Plan. These options were issued without registration under the Securities Act in reliance upon the exemption from registration under Section 3(a)(9) of the Securities Act. The options issued on November 4, 2002 were exchanged by the Registrant with its existing security holders exclusively and no commission or other remuneration was paid or given directly or indirectly for soliciting such exchange.

* * * *

Except as indicated above, the issuances of securities in the foregoing transactions were effectuated without registration under the Securities Act in reliance on Section 4(2) thereof, Regulation D thereunder, or Rule 701 thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. None of such transactions was effectuated using any form of general advertising or general solicitation as such terms are used in Regulation D under the Securities Act. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates or other instruments issued in such transactions. All such recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit No.	Description
***1.1	Form of Purchase Agreement between PAETEC Corp. (the “Company”) and the underwriters.

*3.1.1	Restated Certificate of Incorporation of the Company.

**3.1.2	Form of Certificate of Amendment to Restated Certificate of Incorporation (to become effective immediately before completion of the offering).

*3.1.3	Form of Restated Certificate of Incorporation of the Company (to become effective upon completion of the offering).

*3.2	Form of Amended and Restated Bylaws of the Company (to become effective upon completion of the offering).

*4.1	Form of certificate representing the Common Stock, par value $.01 per share, of the Company.

***5.1	Opinion of Hogan & Hartson L.L.P. regarding the validity of the Common Stock.

*10.1.1	Third Amended and Restated Loan and Security Agreement, dated as of March 31, 2004, among PAETEC Communications, Inc., PAETEC Communications of Virginia, Inc., PAETEC Capital Corp., PAETEC Software Corp. and PAETEC Integrated Solutions Group, Inc., as Borrowers (the “Borrowers”); CIT Lending Services Corporation, as Collateral Agent (the “Collateral Agent”); Canadian Imperial Bank of Commerce, as Administrative Agent (the “Administrative Agent”); and the other financial institutions from time to time parties thereto (the “Loan Agreement”).

*10.1.2	Second Amended and Restated Guaranty, dated as of March 31, 2004, by the Company, in favor of CIT Lending Services Corporation, as Collateral Agent for the ratable benefit of the Lenders identified in the Third Amended and Restated Loan and Security Agreement of even date therewith (the “Guaranty”).

*10.1.3	Amendment No. 1, dated as of April 22, 2005, to the Loan Agreement and the Guaranty among the Company, the Borrowers, the Collateral Agent, the Administrative Agent and the other financial institutions from time to time parties thereto.

10.2.1	Lease Agreement, dated as of July 7, 1999, between WillowBrook II L.L.C. and the Company. Filed as Exhibit 10.26.1 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-34770) (the “Prior Registration Statement”) and incorporated herein by reference.

10.2.2	First Amendment to Lease, dated February 11, 2000, between WillowBrook II L.L.C. and the Company. Filed as Exhibit 10.26.2 to the Prior Registration Statement and incorporated herein by reference.

10.2.3	Second Amendment to Lease, dated March 7, 2000, between WillowBrook II L.L.C. and the Company. Filed as Exhibit 10.26.3 to the Prior Registration Statement and incorporated herein by reference.

*10.2.4	Third Amendment to Lease, dated December 22, 2000, between WillowBrook II L.L.C. and the Company.

*10.2.5	Fourth Amendment to Lease, dated January 22, 2001, between WillowBrook II L.L.C. and the Company.

*10.2.6	Fifth Amendment to Lease, dated February 22, 2001, between WillowBrook II L.L.C. and the Company.

*10.2.7	Sixth Amendment to Lease, dated February 1, 2002, between BTC Block 20 Partnership, L.P., as successor-in-interest to WillowBrook II L.L.C., and the Company.

Exhibit No.	Description
*10.3	Voting Agreement, dated as of April 22, 2005, by and among the Company, Arunas A. Chesonis, Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, L.P., Special Advisors Fund I, LLC, Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Capital Partners L.P. and Blackstone Family Investment Partnership III L.P.

10.4	Amended and Restated Registration Rights Agreement, dated as of February 4, 2000, by and among the Company, Alliance Cabletel Holdings, L.P., Kline Hawkes California SBIC, L.P., The Union Labor Life Insurance Corporation Separate Account P, and the other individuals and/or entities listed on Schedule A thereto; Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, L.P. and Special Advisors Fund I, LLC; Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Capital Partners L.P. and Blackstone Family Investment Partnership III L.P.; Ares Leveraged Investment Fund L.P. and Ares Leveraged Investment Fund L.P. II; Newcourt Commercial Finance Corporation; and UnionBanCal Equities, Inc. Filed as Exhibit 10.20 to the Prior Registration Statement and incorporated herein by reference.

*10.5	Founding Stockholders’ Agreement dated as of April 22, 2005 among the Company and Arunas A. Chesonis, Algimantas K. Chesonis, Joseph D. Ambersley, John P. Baron, Bradford M. Bono, Edward J. Butler, Jr., Richard J. Padulo, Daniel J. Venuti, Richard E. Ottalagana and Timothy J. Bancroft.

*10.6	Form of Senior Officer Confidentiality, Non-Solicitation, Non-Competition and Severance Agreement, dated as of March 1, 2003, between the Company and each of Joseph D. Ambersley, Timothy J. Bancroft, Christopher Bantoft, John Baron, Bradford M. Bono, Jeffrey L. Burke, Edward J. Butler, Jr., Arunas A. Chesonis, Richard J. Padulo, Daniel J. Venuti and Keith M. Wilson.

*10.7.1	PAETEC Corp. 1998 Incentive Compensation Plan, as amended.

**10.8.1	Form of PAETEC Corp. Seventh Amended 2001 Stock Option and Incentive Plan.

*10.8.2	2004 Form of 2001 Stock Option and Incentive Plan Incentive Stock Option Agreement.

**10.8.3	2003 Form of 2001 Stock Option and Incentive Plan Incentive Stock Option Agreement.

**10.8.4	Form of 2001 Stock Option and Incentive Plan Nonqualified Stock Option Agreement for Outside Directors.

**10.8.5	Form of 2001 Stock Option and Incentive Plan Nonqualified Stock Option Agreement for Outside Directors (Annual Agreement).

**10.8.6	Form of 2001 Stock Option and Incentive Plan Nonqualified Stock Option Agreement for Outside Directors (Initial Grant).

10.9	Nonqualified Stock Option Agreement, dated as of January 13, 2000, between the Company and James A. Kofalt. Filed as Exhibit 10.30 to Amendment No. 3 to the Prior Registration Statement and incorporated herein by reference.

*10.10	PAETEC Communications, Inc. Agent Incentive Plan.

*10.11	Description of PAETEC Corp. Annual Bonus Plan.

Exhibit No.	Description
*10.12	Campuslink Stock Purchase Agreement, dated as of April 22, 2005, among the Company and the Persons set forth on the signature pages thereof under the heading “Campuslink Stockholders” and “Other Stockholders.”

*10.13	Initial Investors’ Stock Purchase Agreement, dated as of April 22, 2005, among the Company and the Persons set forth on the signature pages thereof under the heading “Stockholders.”

*10.14	Series A Stockholders’ Agreement, dated as of April 22, 2005, among the Company and the Persons set forth on the signature pages thereof under the heading “Series A Stockholders.”

*10.15.1	Letter Agreement, dated as of April 22, 2005, between the Company and Pacific Capital Group Inc.

*10.15.2	Letter Agreement, dated as of April 22, 2005, between the Company and Kline Hawkes & Co.

*10.16.1	Equity Purchase Agreement, dated as of February 4, 2000, among the Company and the Purchasers (as such term is defined therein).

*10.16.2	Amendment No. 1 to Equity Purchase Agreement, dated as of April 22, 2005, among the Company and the Purchasers (as such term is defined therein).

**10.17	Description of Non-Employee Director Compensation.

**10.18	Description of Management Compensatory Plans and Arrangements.

*10.19	Commitment Letter, dated as of July 1, 2005, among Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc., CIT Lending Services Corporation, CIT Capital Securities, LLC, Merrill Lynch Capital Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and PAETEC Corp. and its subsidiaries.

*21.1	Subsidiaries of the Company.

**23.1	Consent of DELOITTE & TOUCHE LLP.

***23.2	Consent of Hogan & Hartson L.L.P.

*24.1	Power of Attorney.

*	Previously filed.
**	Filed herewith.
***	To be filed by amendment.

(b) Financial Statement Schedules

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

PAETEC Corp.

Fairport, New York

We have audited the consolidated financial statements of PAETEC Corp. and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and have issued our report thereon dated April 14, 2005 (April 22, 2005 as to the amendment to the senior credit agreement described in Note 14) (included elsewhere in the Registration Statement, which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the Company’s method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in 2002). Our audits also included the consolidated financial statement schedules of the Company included in Item 16(b) of this Registration Statement. These consolidated financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/    DELOITTE & TOUCHE LLP

Rochester, New York

April 14, 2005 (April 22, 2005 as to the amendment

to the senior credit agreement described in Note 14)

The following consolidated financial statement schedules are filed herewith:

Schedule II—Valuation and Qualifying Accounts and Reserves is included below. All other schedules have been omitted as they are not required under the related instructions, are inapplicable, or because the information required is included in the consolidated financial statements or related notes thereto.

PAETEC CORP. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Balance at End of Year
Year Ended December 31, 2002

Allowance for doubtful accounts	$4,843	$4,353	$1,857	$7,339
Valuation allowance for deferred income tax assets	$70,329	$4,367	$—	$74,696

Year Ended December 31, 2003

Allowance for doubtful accounts	$7,339	$3,014	$3,822	$6,531
Valuation allowance for deferred income tax assets	$74,696	$(11,649)	$—	$63,047

Year Ended December 31, 2004

Allowance for doubtful accounts	$6,531	$1,487	$1,557	$6,461
Valuation allowance for deferred income tax assets	$63,047	$(59,544)	$—	$3,503

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the purchase agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, State of New York, on July 22, 2005.

PAETEC CORP.

By:	/s/ ARUNAS A. CHESONIS
Arunas A. Chesonis Chairman, President and Chief Executive Officer (Duly Authorized Officer)

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement has been signed as of July 22, 2005 by the following persons in the capacities indicated.

Name	Title

/S/ ARUNAS A. CHESONIS Arunas A. Chesonis	Chairman, President and Chief Executive Officer (Principal Executive Officer)

/S/ KEITH M. WILSON Keith M. Wilson	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/S/ TIMOTHY J. BANCROFT Timothy J. Bancroft	Executive Vice President and Treasurer (Principal Accounting Officer)

/S/ BRADFORD M. BONO Bradford M. Bono	Director

* Betsy S. Atkins	Director

* Michael S. Chae	Director

* Paul J. Finnegan	Director

* James A. Kofalt	Director

* William R. McDermott	Director

*By:	/s/ ARUNAS A. CHESONIS
Arunas A. Chesonis Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
***1.1	Form of Purchase Agreement between PAETEC Corp. (the “Company”) and the underwriters.

*3.1.1	Restated Certificate of Incorporation of the Company.

**3.1.2	Form of Certificate of Amendment to Restated Certificate of Incorporation (to become effective immediately before completion of the offering).

*3.1.3	Form of Restated Certificate of Incorporation of the Company (to become effective upon completion of the offering).

*3.2	Form of Amended and Restated Bylaws of the Company (to become effective upon completion of the offering).

*4.1	Form of certificate representing the Common Stock, par value $.01 per share, of the Company.

***5.1	Opinion of Hogan & Hartson L.L.P. regarding the validity of the Common Stock.

*10.1.1	Third Amended and Restated Loan and Security Agreement, dated as of March 31, 2004, among PAETEC Communications, Inc., PAETEC Communications of Virginia, Inc., PAETEC Capital Corp., PAETEC Software Corp., PAETEC Integrated Solutions Group, Inc., as Borrowers (the “Borrowers”); CIT Lending Services Corporation, as Collateral Agent (the “Collateral Agent”); Canadian Imperial Bank of Commerce, as Administrative Agent (the “Administrative Agent”); and the other financial institutions from time to time parties thereto (the “Loan Agreement”).

*10.1.2	Second Amended and Restated Guaranty, dated as of March 31, 2004, by the Company, in favor of CIT Lending Services Corporation, as Collateral Agent for the ratable benefit of the Lenders identified in the Third Amended and Restated Loan and Security Agreement of even date therewith (the “Guaranty”).

*10.1.3	Amendment No. 1, dated as of April 22, 2005, to the Loan Agreement and the Guaranty among the Company, the Borrowers, the Collateral Agent, the Administrative Agent and the other financial institutions from time to time parties thereto.

10.2.1	Lease Agreement, dated as of July 7, 1999, between WillowBrook II L.L.C. and the Company. Filed as Exhibit 10.26.1 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-34770) (the “Prior Registration Statement”) and incorporated herein by reference.

10.2.2	First Amendment to Lease, dated February 11, 2000, between WillowBrook II L.L.C. and the Company. Filed as Exhibit 10.26.2 to the Prior Registration Statement and incorporated herein by reference.

10.2.3	Second Amendment to Lease, dated March 7, 2000, between WillowBrook II L.L.C. and the Company. Filed as Exhibit 10.26.3 to the Prior Registration Statement and incorporated herein by reference.

*10.2.4	Third Amendment to Lease, dated December 22, 2000, between WillowBrook II L.L.C. and the Company.

*10.2.5	Fourth Amendment to Lease, dated January 22, 2001, between WillowBrook II L.L.C. and the Company.

*10.2.6	Fifth Amendment to Lease, dated February 22, 2001, between WillowBrook II L.L.C. and the Company.

*10.2.7	Sixth Amendment to Lease, dated February 1, 2002, between BTC Block 20 Partnership, L.P., as successor-in-interest to WillowBrook II L.L.C., and the Company.

Exhibit No.	Description
*10.3	Voting Agreement, dated as of April 22, 2005, by and among the Company, Arunas A. Chesonis, Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, L.P., Special Advisors Fund I, LLC, Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Capital Partners L.P. and Blackstone Family Investment Partnership III L.P.

10.4	Amended and Restated Registration Rights Agreement, dated as of February 4, 2000, by and among the Company, Alliance Cabletel Holdings, L.P., Kline Hawkes California SBIC, L.P., The Union Labor Life Insurance Corporation Separate Account P, and the other individuals and/or entities listed on Schedule A thereto; Madison Dearborn Capital Partners III, L.P., Madison Dearborn Special Equity III, L.P. and Special Advisors Fund I, LLC; Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Capital Partners L.P. and Blackstone Family Investment Partnership III L.P.; Ares Leveraged Investment Fund L.P. and Ares Leveraged Investment Fund L.P. II; Newcourt Commercial Finance Corporation; and UnionBanCal Equities, Inc. Filed as Exhibit 10.20 to the Prior Registration Statement and incorporated herein by reference.

*10.5	Founding Stockholders’ Agreement dated as of April 22, 2005 among the Company and Arunas A. Chesonis, Algimantas K. Chesonis, Joseph D. Ambersley, John P. Baron, Bradford M. Bono, Edward J. Butler, Jr., Richard J. Padulo, Daniel J. Venuti, Richard E. Ottalagana and Timothy J. Bancroft.

*10.6	Form of Senior Officer Confidentiality, Non-Solicitation, Non-Competition and Severance Agreement, dated as of March 1, 2003, between the Company and each of Joseph D. Ambersley, Timothy J. Bancroft, Christopher Bantoft, John Baron, Bradford M. Bono, Jeffrey L. Burke, Edward J. Butler, Jr., Arunas A. Chesonis, Richard J. Padulo, Daniel J. Venuti and Keith M. Wilson.

*10.7.1	PAETEC Corp. 1998 Incentive Compensation Plan, as amended.

**10.8.1	Form of PAETEC Corp. Seventh Amended 2001 Stock Option and Incentive Plan.

*10.8.2	2004 Form of 2001 Stock Option and Incentive Plan Incentive Stock Option Agreement.

**10.8.3	2003 Form of 2001 Stock Option and Incentive Plan Incentive Stock Option Agreement.

**10.8.4	Form of 2001 Stock Option and Incentive Plan Nonqualified Stock Option Agreement for Outside Directors.

**10.8.5	Form of 2001 Stock Option and Incentive Plan Nonqualified Stock Option Agreement for Outside Directors (Annual Agreement).

**10.8.6	Form of 2001 Stock Option and Incentive Plan Nonqualified Stock Option Agreement for Outside Directors (Initial Grant).

10.9	Nonqualified Stock Option Agreement, dated as of January 13, 2000, between the Company and James A. Kofalt. Filed as Exhibit 10.30 to Amendment No. 3 to the Prior Registration Statement and incorporated herein by reference.

*10.10	PAETEC Communications, Inc. Agent Incentive Plan.

Exhibit No.	Description
*10.11	Description of PAETEC Corp. Annual Bonus Plan.

*10.12	Campuslink Stock Purchase Agreement, dated as of April 22, 2005, among the Company and the Persons set forth on the signature pages thereof under the heading “Campuslink Stockholders” and “Other Stockholders.”

*10.13	Initial Investors’ Stock Purchase Agreement, dated as of April 22, 2005, among the Company and the Persons set forth on the signature pages thereof under the heading “Stockholders.”

*10.14	Series A Stockholders’ Agreement, dated as of April 22, 2005, among the Company and the Persons set forth on the signature pages thereof under the heading “Series A Stockholders.”

*10.15.1	Letter Agreement, dated as of April 22, 2005, between the Company and Pacific Capital Group Inc.

*10.15.2	Letter Agreement, dated as of April 22, 2005, between the Company and Kline Hawkes & Co.

*10.16.1	Equity Purchase Agreement, dated as of February 4, 2000, among the Company and the Purchasers (as such term is defined therein).

*10.16.2	Amendment No. 1 to Equity Purchase Agreement, dated as of April 22, 2005, among the Company and the Purchasers (as such term is defined therein).

**10.17	Description of Non-Employee Director Compensation.

**10.18	Description of Management Compensatory Plans and Arrangements.

*10.19	Commitment Letter, dated as of July 1, 2005, among Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc., CIT Lending Services Corporation, CIT Capital Securities, LLC, Merrill Lynch Capital Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and PAETEC Corp. and its subsidiaries.

*21.1	Subsidiaries of the Company.

**23.1	Consent of DELOITTE & TOUCHE LLP.

***23.2	Consent of Hogan & Hartson L.L.P.

*24.1	Power of Attorney.

*	Previously filed.
**	Filed herewith.
***	To be filed by amendment.